SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 1 and 2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding 3rd quarter 2013 results.

2	Financial Report January-September 2013.

3	Analysts presentation for 3rd quarter 2013 results.

ITEM 1

Press Release

Santanders profit rose 77% to EUR 3,310 million

in the first nine months

•	BUSINESS. Deposits rose 5% to EUR 633,433 million, while loans fell 2%, to EUR 686,821 million. In emerging markets, loans and deposits both grew by 13%, while in the Group’s mature markets deposits increased 3% and loans decreased 6%.

•	LIQUIDITY. The loan-to-deposit ratio was 85% in Spain, where the volume of deposits exceeded loans, and 108% for the Group.

•	CAPITAL. Strong capital generation raised the Banks Basel II core capital ratio by 0.45 point in the quarter and 1.23 points year-on-year to 11.56%.

•	NPLs. The Group’s non-performing loan rate was 5.43%, up 0.25 point from the previous quarter. In Spain it rose 0.65 point to 6.40%, partly because of the decline in loan volumes, while provisions declined. In Brazil, NPLs fell sharply for the second quarter in a row, while in the United Kingdom they declined for the third quarter running.

•	DIVERSIFICATION. Latin America contributed 49% of group profit (Brazil 24%, Mexico 11% and Chile 6%), Europe accounted for 40% (U.K. 15%, Spain 7%, Germany and Poland 6% each) and the United States 11%.

•	Spain: Net attributable profit was EUR 367 million (-51%) and the trend in income improved. Deposits grew 12% and loans fell 5%. Santander has gained market share in loans (0.4 point) and deposits (1.0 point) in the last year. So far this year it has provided EUR 43 billion of new corporate funding.

•	United Kingdom: Ordinary net attributable profit was EUR 793 million (675 million pounds, +7%). Lending fell 5%, with corporate loans rising 11%, and deposits dropped 2%, with a 71% increase in current account volumes.

•	Brazil: Net attributable profit was EUR 1,277 million (3,548 million reais, -13%). Revenues were stable compared with the previous quarter and costs increased by less than inflation. Loans grew 7% and deposits rose 8%.

Madrid, October 24, 2013 - Banco Santander made an attributable profit of EUR 3,310 million in the first nine months of the year, which was a 77% increase on the same period last year.

Banco Santander’s chairman, Emilio Botín, said: “After several years of high levels of write-offs and reinforcement of capital, Banco Santander is preparing for a new period of increased profitability.”

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 email: comunicacionbancosantander@gruposantander.com

Results

The results of the first nine months reflect a backdrop of deleveraging in mature economies and more moderate growth in emerging markets. Despite this, Banco Santanders revenues were steady at just over EUR 10 billion in constant euro terms each quarter. Thus, gross income was EUR 30,348 million in the nine months, down 3% in comparable terms from the same period last year.

Costs remained at around EUR 5 billion a quarter to total EUR 14,858 million in the nine months, an increase of 3% excluding the impact of exchange rate and consolidation perimeter changes. Synergies from the mergers in Spain and Poland are beginning to materialise, although the main impact will be felt in the next two years.

Grupo Santander Results

Good quarterly performance (excluding exchange rate impact).

Profit growth due to stable gross income and lower provisions

		Var. / 9M’12			Var. / 2Q’13
EUR million	9M’13%		%*	3Q’13%		%**
Gross income	30,348	-8.4	-2.9	9,738	-5.6	-0.4
Operating expenses	-14,858	-1.2	3.3	-4,862	-2.8	1.5

Net operating income	15,490	-14.3	-8.0	4,876	-8.4	-2.2

Loan-loss provisions	-8,583	-9.7	-3.7	-2,600	-15.2	-9.4

Profit before tax	5,482	-21.3	-14.1	1,766	3.1	11.1

Attributable profit	3,310	76.9	110.4	1,055	0.5	8.5

Note: in 9M’13: EUR 270 million in capital gains and EUR 270 million in provisions. In 9M12: EUR 1,029 million in capital gains and EUR 3,475 million in provisions

(*)	Excluding perimeter and exchange rate differences
(**)	Excluding exchange rate impact

The difference between revenues and costs resulted in net operating income, or profit generation capacity, of EUR 15,490 million, which is a fall of 8% excluding the impact of exchange rate and perimeter differences. This put the cost-to-income ratio at 49%, 12 points better than the average ratio for comparable banks of more than 60%.

A decline in provisions and write-offs resulted in net attributable profit of EUR 3,310 million, 77% more than the first nine months of last year, when net profit was EUR 1,872 million.

Fifty-five percent of the profit came from emerging economies (Latin America and Poland) and the rest from mature markets. Brazil was the biggest single contributor, accounting for 24% of the total, followed by the U.K. (15%), Mexico and the U.S. (11% each) and Spain (7%).

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 email: comunicacionbancosantander@gruposantander.com

Balance Sheet

The Groups deposits rose 5% to EUR 633,433 million in the first nine months and loans fell 2% to EUR 686,821 million. The performances of the Groups mature and emerging markets differed. Deposits increased 3% and loans fell 6% in mature markets, while emerging market growth was better balanced, with a 13% increase in both deposits and loans.

Rising savings rates and gains in market share in deposits, combined with the deleveraging underway in mature markets, helped improve the Groups liquidity position. At the beginning of 2009, the loan-to-deposit ratio was 150%, meaning there were 50% more loans than deposits, but by the end of September this year the ratio was 108%.

The improvement in liquidity is particularly evident in Spain, where Santander has more deposits than loans with a ratio of 85%. This is largely the result of strong growth in deposits. In the last year, Santander has captured EUR 20 billion in deposits and has increased its market share by one point. In Spain, deposits grew 12%, despite a sharp decline in term deposit interest rates, and loans fell by 5%, compared with September 2012. Even so, Santander provided EUR 43 billion of new financing to Spanish companies. The number of Spanish customers with multiple products (and defined as linked) has risen by 90,000 so far this year.

Business also improved in the United Kingdom, with a focus on increased customer loyalty and better quality of service. Overall loans fell 5%, because of the decrease in mortgage lending, but loans to SMEs rose 11% and Santander gained 0.7 point of market share. Deposits overall declined 2%, as high interest accounts matured, but balances in Santanders current accounts jumped by 71%, or GBP 10.2 billion, helped by the addition of 900,000 new customers.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 email: comunicacionbancosantander@gruposantander.com

In Brazil, deposit growth accelerated to 8%, with strong growth in demand and term deposits. Lending rose 7% (more than at other comparable banks), helped by mortgage and corporate loans. In Mexico, loans and deposits both rose 9% and Santander achieved market share gains in key segments such as SMEs, where it is the market leader, and in mortgages, insurance and demand deposits.

Customer loans

EUR million

		% var o/
	30.09.13	30.09.12*
Continental Europe	271,878	(3.7)

o/w: Spain	164,810	(5.0)
Portugal	24,712	(6.7)
Poland	16,298	76.3
Santander Consumer Finance	55,898	(1.6)

United Kingdom	237,138	(4.7)

Latin America	135,832	8.3

o/w: Brazil	69,395	6.5
Mexico	21,007	9.0
Chile	29,697	10.3

USA	38,184	(5.1)

Operating areas	683,033	(1.9)

Total Group	686,821	(2.3)

(*).	- Change in constant currency and excluding repurchase agreements.

Customer deposits

EUR million

		% var o/
	30.09.13	30.09.12*
Continental Europe	262,970	9.7

o/w: Spain	188,824	12.1
Portugal	24,185	(3.0)
Poland	17,404	62.2
Santander Consumer Finance	30,726	(7.1)

United Kingdom	197,252	(2.1)

Latin America	132,114	8.5

o/w: Brazil	65,801	7.9
Mexico	25,783	8.8
Chile	22,076	4.9

USA	36,181	(2.0)

Operating areas	628,518	4.8

Total Group	633,433	4.6

(*).	- Change in constant currency including retail commercial paper and letras financieras, and excluding repurchase agreements.

The Groups non-performing loan rate stood at 5.43% at the end of September, or 0.25 point more than the previous quarter. The impact of provisions for non-performing loans on results was EUR 2.6 billion in the third quarter, which was equivalent to 1.77% of average outstanding loans. The provisions, known as the cost of credit, peaked at 2.38% in the fourth quarter of last year and remained at that level in the first quarter, but have fallen for the last two quarters.

NPL rates varied widely from one market to another. In Spain, the ratio was 6.4%, up 0.65 point in the quarter. Half the increase is due to the decline in loan volumes and the other half to newly non-performing loans. The NPL ratio already includes loans that have been refinanced, which were reclassified as doubtful for subjective reasons in the second quarter.

By contrast, in Brazil there was a marked decline in the NPL rate for the second quarter running. It dropped from a peak of 6.9% at the end of the first quarter to 6.12% in September, thanks to a fall of 0.41 point in the second quarter and 0.37 point in the third. Similarly, in the UK the ratio has declined for three quarters in a row to stand at 1.98%, down from a peak of 2.05% at the close of 2012.

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 email: comunicacionbancosantander@gruposantander.com

The Basel II capital ratio stood at 11.56% at the end of the third quarter, an increase of 0.45 point in the last three months and 1.23 points in a year. Santanders capital structure puts it in a very comfortable position to meet the Basel III ratios, which come into force on January 1, 2014.

The strength of the balance sheet, which is a result of high levels of provisions made in recent years, a healthy liquidity position and strong capital generation mean Banco Santander is well placed to face a period of growth in its ten main markets. The economies of all ten of its core markets are set to grow in 2014, according to IMF forecasts, something that has not happened since 2007.

This performance allows the Bank to maintain its shareholder remuneration unchanged from 2012. It expects to distribute four scrip option dividends of approximately EUR 0.15 a share each, which shareholders can receive in cash or shares. This represents shareholder remuneration of EUR 0.60 a share for the fifth consecutive year.

Banco Santander has a market capitalisation of around EUR 75 billion, which makes it the biggest bank in the euro zone and one of the top 12 in the world. At the end of September it had 3,281,450 shareholders, 184,786 employees, 102 million customers and 14,561 branches.

More information: www.santander.com

Comunicación Externa Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 email: comunicacionbancosantander@gruposantander.com

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR Million)	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Total assets	1,192,181	1,223,118	(2.5)	1,192,181	1,300,006	(8.3)	1,269,598
Net customer loans	686,821	700,149	(1.9)	686,821	752,680	(8.7)	719,112
Customer deposits	633,433	644,934	(1.8)	633,433	630,072	0.5	626,639
Customer funds under management	954,500	968,565	(1.5)	954,500	976,938	(2.3)	968,987
Shareholders’ equity	83,954	83,202	0.9	83,954	81,281	3.3	80,921
Total managed funds	1,316,513	1,342,024	(1.9)	1,316,513	1,421,634	(7.4)	1,387,740

INCOME STATEMENT* (EUR Million)	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
Net interest income	6,285	6,722	(6.5)	19,659	22,823	(13.9)	29,923
Gross income	9,738	10,320	(5.6)	30,348	33,123	(8.4)	43,406
Pre-provision profit (net operating income)	4,876	5,320	(8.4)	15,490	18,079	(14.3)	23,422
Profit from continuing operations	1,300	1,313	(1.0)	4,121	2,451	68.1	2,993
Attributable profit to the Group	1,055	1,050	0.5	3,310	1,872	76.9	2,295

(*).-	Variations w/o exchange rate:

3Q’13 / 3Q’12: Net interest income: -0.6%; Gross income: -0.4%; Pre-provision profit: -2.2%; Attributable profit: +8.5%

9M’13 / 9M’12: Net interest income: -8.1%; Gross income: -2.7%; Pre-provision profit: -8.2%; Attributable profit: +110,4%

EPS, PROFITABILITY AND EFFICIENCY (%)	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
EPS (euro)	0.10	0.10	(2.6)	0.31	0.19	59.8	0.23
ROE	5.23	5.21		5.48	3.17		2.91
ROTE	7.38	7.49		7.83	4.68		4.28
ROA	0.43	0.42		0.44	0.26		0.25
RoRWA	1.02	0.94		1.01	0.59		0.56
Efficiency ratio (with amortisations)	49.9	48.4		49.0	45.4		46.0

BIS II RATIO AND NPL RATIOS (%)	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Core capital (BIS II)	11.56	11.11		11.56	10.38		10.33
NPL ratio	5.43	5.18		5.43	4.34		4.54
NPL coverage	63.9	66.4		63.9	69.5		72.4

MARKET CAPITALISATION AND SHARES	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Shares (millions at period-end)	11,092	10,810	2.6	11,092	9,899	12.1	10,321
Share price (euros)	6.028	4.902	23.0	6.028	5.795	4.0	6.100
Market capitalisation (EUR million)	66,863	52,989	26.2	66,863	57,363	16.6	62,959
Book value (euro)	7.58	7.71		7.58	8.08		7.88
Price / Book value (X)	0.79	0.64		0.79	0.72		0.77
P/E ratio (X)	14.61	11.46		14.61	22.45		25.96

OTHER DATA	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Number of shareholders	3,281,450	3,292,650	(0.3)	3,281,450	3,283,913	(0.1)	3,296,270
Number of employees	184,786	186,785	(1.1)	184,786	188,146	(1.8)	186,763
Number of branches	14,561	14,680	(0.8)	14,561	14,496	0.4	14,392

INFORMATION ON ORDINARY PROFIT	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
Attributable profit to the Group*	1,055	1,050	0.5	3,310	4,318	(23.3)	5,341
EPS (euro)	0.10	0.10	0.5	0.31	0.45	76.9	0.55
ROE	5.23	5.21		5.48	7.31		6.78
ROTE	7.38	7.49		7.83	10.79		9.97
ROA	0.43	0.42		0.44	0.51		0.48
RoRWA	1.02	0.94		1.01	1.16		1.10
P/E ratio (X)	14.61	11.46		14.61	9.73		11.15

(*).-	Variations w/o exchange rate: 3Q’13 / 2Q’13: +8.5%; 9M’13 / 9M’12: -17.7%

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 21 2013, following a favourable report from the Audit and Compliance Committee on October, 14 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - SEPTEMBER

ITEM 2

FINANCIAL REPORT January—September 2013

3	Key consolidated data

4	The highlights of the Period

6	General background

7	Consolidated financial report

7	Income statement

11	Balance sheet

18	Risk management

21	The Santander share

23	Information by principal segments

24	Continental Europe

35	United Kingdom

38	Latin America

50	United States

53	Corporate Activities

55	Information by secondary segments

55	Retail Banking

57	Global Wholesale Banking

59	Asset Management and Insurance

61	Corporate Governance

61	Significant events in the quarter and subsequent ones

62	Corporate social responsibility

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR Million)	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Total assets	1,192,181	1,223,118	(2.5)	1,192,181	1,300,006	(8.3)	1,269,598
Net customer loans	686,821	700,149	(1.9)	686,821	752,680	(8.7)	719,112
Customer deposits	633,433	644,934	(1.8)	633,433	630,072	0.5	626,639
Customer funds under management	954,500	968,565	(1.5)	954,500	976,938	(2.3)	968,987
Shareholders’ equity	83,954	83,202	0.9	83,954	81,281	3.3	80,921
Total managed funds	1,316,513	1,342,024	(1.9)	1,316,513	1,421,634	(7.4)	1,387,740

INCOME STATEMENT* (EUR Million)	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
Net interest income	6,285	6,722	(6.5)	19,659	22,823	(13.9)	29,923
Gross income	9,738	10,320	(5.6)	30,348	33,123	(8.4)	43,406
Pre-provision profit (net operating income)	4,876	5,320	(8.4)	15,490	18,079	(14.3)	23,422
Profit from continuing operations	1,300	1,313	(1.0)	4,121	2,451	68.1	2,993
Attributable profit to the Group	1,055	1,050	0.5	3,310	1,872	76.9	2,295

(*).-	Variations w/o exchange rate:

3Q’13 / 3Q’12: Net interest income: -0.6%; Gross income: -0.4%; Pre-provision profit: -2.2%; Attributable profit: +8.5%

9M’13 / 9M’12: Net interest income: -8.1%; Gross income: -2.7%; Pre-provision profit: -8.2%; Attributable profit: +110,4%

EPS, PROFITABILITY AND EFFICIENCY (%)	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
EPS (euro)	0.10	0.10	(2.6)	0.31	0.19	59.8	0.23
ROE	5.23	5.21		5.48	3.17		2.91
ROTE	7.38	7.49		7.83	4.68		4.28
ROA	0.43	0.42		0.44	0.26		0.25
RoRWA	1.02	0.94		1.01	0.59		0.56
Efficiency ratio (with amortisations)	49.9	48.4		49.0	45.4		46.0

BIS II RATIO AND NPL RATIOS (%)	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Core capital (BIS II)	11.56	11.11		11.56	10.38		10.33
NPL ratio	5.43	5.18		5.43	4.34		4.54
NPL coverage	63.9	66.4		63.9	69.5		72.4

MARKET CAPITALISATION AND SHARES	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Shares (millions at period-end)	11,092	10,810	2.6	11,092	9,899	12.1	10,321
Share price (euros)	6.028	4.902	23.0	6.028	5.795	4.0	6.100
Market capitalisation (EUR million)	66,863	52,989	26.2	66,863	57,363	16.6	62,959
Book value (euro)	7.58	7.71		7.58	8.08		7.88
Price / Book value (X)	0.79	0.64		0.79	0.72		0.77
P/E ratio (X)	14.61	11.46		14.61	22.45		25.96

OTHER DATA	Sep’13	Jun’13	(%)	Sep’13	Sep’12	(%)	2012
Number of shareholders	3,281,450	3,292,650	(0.3)	3,281,450	3,283,913	(0.1)	3,296,270
Number of employees	184,786	186,785	(1.1)	184,786	188,146	(1.8)	186,763
Number of branches	14,561	14,680	(0.8)	14,561	14,496	0.4	14,392

INFORMATION ON ORDINARY PROFIT	3Q’13	2Q’13	(%)	9M’13	9M’12	(%)	2012
Attributable profit to the Group*	1,055	1,050	0.5	3,310	4,318	(23.3)	5,341
EPS (euro)	0.10	0.10	0.5	0.31	0.45	76.9	0.55
ROE	5.23	5.21		5.48	7.31		6.78
ROTE	7.38	7.49		7.83	10.79		9.97
ROA	0.43	0.42		0.44	0.51		0.48
RoRWA	1.02	0.94		1.01	1.16		1.10
P/E ratio (X)	14.61	11.46		14.61	9.73		11.15

(*).-	Variations w/o exchange rate: 3Q’13 / 2Q’13: +8.5%; 9M’13 / 9M’12: -17.7%
Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 21 2013, following a favourable report from the Audit and Compliance Committee on October, 14 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - SEPTEMBER	4

FINANCIAL REPORT 2013 HIGHLIGHTS OF THE PERIOD

▶	Income statement: (more detail on pages 7 - 10)

•	Attributable profit in the third quarter of EUR 1,055 million (EUR 1,050 million in the second). Compared to the second quarter, significant negative impact of the movement in exchange rates on gross income and costs (-4 / -5 p.p.). Excluding this:

•	Stable gross income (-0.4%) in an environment of low interest rates and low growth in loans in mature markets and some pressure on spreads, particularly in Brazil.

•	Costs increased 1.5%, mainly due to those associated with business development. The integrations proceeded well, and the first synergies were generated, which will accelerate in the coming quarters.

•	Loan-loss provisions were 9.4% lower. Of note was the reduction in Brazil. The Group’s cost of credit improved to 1.77% (2.20% in the third quarter of 2012).

•	Attributable profit of EUR 3,310 million in the first nine months, 76.9% more than in the same period of 2012

•	The year-on-year comparison benefits from lower provisions for real estate, but still affected by the low economic growth and the Group’s priority of strengthening the balance sheet.

▶	Strong balance sheet: (more detail on pages 11 - 20)

•	The BIS II core capital ratio was 11.56% at the end of September, up 45 b.p. in the quarter and 123 b.p. in the year.

•	The Group’s liquidity ratio (net loan-to-deposit ratio) remained at a very comfortable level of 108% (113% in December and 117% in September 2012).

•	The Group’s NPL ratio stood at the end of September at 5.43% (+25 b.p. in the quarter). Coverage was 64%, in line with June.

•	Of note was the further decline in Brazil’s NPL ratio (-37 b.p.). Spain’s was 65 b.p. higher, sharply impacted by the fall in the denominator. Worth mentioning in the rest of the Group was the stability in the UK and the US, and an excellent ratio at Santander Consumer Finance. Mexico’s ratio was higher because of homebuilders, without them, it was virtually unchanged.

▶	Comercial strategy: (more detail on page 55)

•	A new Global Retail Banking Division was created in order to foster the franchise’s profitable and recurring growth, with management focused on customers, that better exploits the opportunities offered by Santander’s international position.

•	As part of the strategy to boost SMEs and increasing the Group’s penetration of this target segment, various projects were launched including the “Plan 10.000” in Spain, “Breakthrough” in the UK and “Santander Pymes” in Latin America.

•	The Group is also focusing on the affluent segment with “Santander Select”. After its success in Spain, it is being implemented in Mexico, Chile and more recently in Brazil, by opening specialized branches and offering products tailored for this segment.

•	On October 17, Sovereign Bank changed its name to Santander Bank completing the change of brand process and taking an essential step forward in developing the Santander model in the US.

▶	The Santander share: (more detail on page 21)

•	The share price at the end of September was EUR 6.028 (+22.9% in the quarter and -4.0% y-o-y).

•	In July, and under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the first interim dividend (EUR 0.15 per share). Those who chose the latter option represent 86% of the capital stock.

•	Shareholders can also receive the amount equivalent to the second interim dividend (EUR 0.15) in November in cash or shares.

5	JANUARY - SEPTEMBER

HIGHLIGHTS OF THE PERIOD FINANCIAL REPORT 2013

▶	Business areas: (more detail on pages 22 - 60)

•	Continental Europe: attributable profit of EUR 275 million in the third quarter, 10.0% more than in the second, due to lower loan-loss provisions (-4,8%), as gross income (-0.4%) and operating expenses (-0.5%) remained stable. Attributable profit in the first nine months was EUR 833 million.

•	United Kingdom: attributable profit in the third quarter of £261 million, 16.7% more than in the second quarter. Of note: net interest income rose (+8.8%) for the third straight quarter, with improving asset spreads and lower funding cost, costs remained under control (-5.2%), absorbing the investments in business development. The success of the 1|2|3 product range continues and business diversification is being enhanced, with a higher share from corporates. Attributable profit for the first nine months was £675 million.

•	Latin America: attributable profit of EUR 733 millones in the third quarter, 7.1% lower than in the second quarter (excluding exchange rate). Profit before tax and minority interests was virtually unchanged, due to the net between a rise of 1.0% in gross income and of 4.1% in cost (for business development and seasonal impacts) and a drop of 3.0% in provisions, for Brazil. Moreover, volumes continued to grow in the quarter, producing high one-digit rises in twelve months. Attributable profit for the first nine months was EUR 2,589 millones.

•	United States: attributable profit in the third quarter of $217 million, 12.3% lower than in the second. Santander Bank results were affected by lower volumes and sales of ALCO portfolios, partially offset by provisions recovery. Additionally, SCUSA contributed $97 million in the third quarter. Attributable profit for the first nine months was $772 million.

▶	Other significant events: (more detail on page 61)

•	Banco Santander Brazil announced that it will optimise its capital structure by replacing common equity (Core Tier 1) capital of BRL 6,000 million with new issue instruments for an equivalent amount eligible as regulatory capital (additional Tier I and Tier II), which will be offered to shareholders.

•	Santander Consumer and El Corte Inglés, a leading department store in Spain, reached a strategic agreement in consumer financing which incudes the acquistion of 51% of Financiera El Corte Inglés for around EUR 140 million. The agreement will enable Santander to consolidate its leadership position in Europe in the consumer finance market and will increase the diversification of its portfolio in Spain and Portugal.

Distribution of ordinary attributable profit by operating geographic segments*. 9M’13

(*)	Excluding Spain’s run-off real estate

Distribution of ordinary attributable profit by operating business segments*. 9M’13

JANUARY - SEPTEMBER	6

FINANCIAL REPORT 2013 GENERAL BACKGROUND

General background

Grupo Santander conducted its activity against a backdrop of still weak growth but which is beginning to show signs of improvement. Europe is coming out of recession, the UK and the US are laying the foundations of recovery and China’s growth remains solid despite a slowdown. In this environment, the main central banks insisted on keeping their interest rates low for a longer time, signalling that they will maintain the monetary stimulus packages.

In the US, the recovery of private domestic demand, well founded in an expanding housing sector, the fall in the jobless rate and the banking sector’s financing capacity are the main drivers of GDP growth (+0.6% in the second quarter over the first quarter). Despite some uncertainties (unemployment, fiscal policy, etc.) the Federal Reserve continues to seek to scale back its asset purchases, although it intends to maintain short-term interest rates at their current levels until 2015.

Latin America’s economies and financial markets reflect the impact on currencies and investment flows of a possible change in the Fed’s liquidity injection policies, which varies from country to country.

In Brazil, one-off factors spurred growth significantly in the second quarter (1.5% quarter-on-quarter; 3.3% year-on-year), though without changing the scenario for the whole year. The persistence of inflation led to further hikes in the Selic benchmark rate (to 9.5%), but this did not prevent the real from depreciating more. Only the Fed’s decision to maintain in the short term the volume of bond purchases enabled the currency to recover a little.

The Mexican economy remained weak in the second quarter (+1.5% year-on-year compared with +3.3% in 2012) because of the lower push from the public sector. Private consumption and investment, however, were still very strong (+3.0% and +9.9%, respectively), which pointed to an upturn in the second half over the first, that began to be seen in the indicators for July and August. One factor here was the central bank’s further cut of 25 b.p. in its benchmark rate in the third quarter to 3.75%.

Chile’s growth remains high (4% year-on-year in the second quarter), despite weaker consumption and investment, and a less favourable external environment. With inflation under control, the central bank is beginning to orientate monetary policy toward growth. In October the key interest rate was cut by 25 b.p. to 4.75%, the first cut since January 2012.

After six straight quarters of negative growth, the euro zone registered GDP in the second quarter (+0.3% quarter-on-quarter). Of note was the growth in Germany (+0.7%), France (+0.5%) and Portugal (+1.1%), and smaller declines in Spain (-0.1%) and Italy (-0.3%).

The third quarter confidence indicators continued to improve. One factor here is the European Central Bank’s intention to keep interest rates “at their current level (0.5%) or lower for a long period of time” in a context of controlled inflation and with no pressures in the medium term, which contributed to the strengthening of the euro against the dollar un the quarter.

Spain is also emerging from recession. After the stabilization of the second quarter, the third quarter indicators, particularly affiliation to Social Security and confidence indexes, point to positive growth rates although very low ones. This change of trend is supported by a less restrictive fiscal policy, which is containing the fall in domestic demand, and greater competitiveness (lower output costs and very low inflation) that is boosting export growth.

The markets’ greater confidence in a sustained recovery together with a gradual correction of imbalances (there is still room for improvement) and the progress made in structural reforms, both in Spain and in European governance, make further reductions in the risk premium possible. At the end of the third quarter, Spain’s risk premium over 10-year German bonds was around 250 b.p. (300 b.p. in June 2013; 395 b.p. at the end of 2012 and a high of 637 b.p. in July 2012).

The UK economy continued to accelerate in the second quarter (+0.7% quarter-on-quarter). Enhanced confidence, renewed demand for housing and the good evolution of exports were the drivers, and meant revising upward the growth prospects for 2013 and 2014, which contributed to the appreciation of the sterling against the dollar and the euro. In addition, an improvement in financial conditions and the Bank of England’s new strategy of conditioning interest rates on the unemployment rate (assuming price and financial stability) should help to reinforce the recovery trends.

In Poland, activity was stronger in the second quarter (+0.8% year-on-year) after the low reached in the first quarter (+0.5%) . This change of trend was due to the sharp fall in official interest rates (from 4.75% in November 2012 to 2.50% in July 2013) in an environment of contained inflation, which aided the recovery in the manufacturing sector and fuelled domestic demand, strong exports and a weaker zloty.

EXCHANGE RATES: PARIDAD 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	9M’13	9M’12	30.09.13	31.12.12	30.09.12
US$	1.3166	1.2799	1.3505	1.3194	1.2930
Pound	0.8519	0.8116	0.8360	0.8161	0.7981
Brazilian real	2.7787	2.4498	3.0406	2.7036	2.6232
New Mexican peso	16.6778	16.9314	17.8463	17.1845	16.6085
Chilean peso	642.3215	626.1244	682.8803	631.7287	611.5567
Argentine peso	6.9340	5.7094	7.8228	6.4865	6.0655
Polish zloty	4.2003	4.2063	4.2288	4.0740	4.1038

7	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

Grupo Santander. Income statement

▶	Third quarter attributable profit of EUR 1,055 million. Key points with regard to the second quarter:

•	Strong impact of exchange rates on gross income and costs (-4/-5 p.p.). Excluding their effect:

•	Stable revenues (-0.4%) in a low interest rate scenario and reduced lending growth in mature markets, and some pressure on spreads, mainly in Brazil.

•	Costs increased 1.5%, mainly due to those associated with business development. The impact of synergies will accelerate in the coming quarters.

•	Provisions declined 9.4%, notably in Brazil. Cost of credit of 1.77% vs. 2.20% in September 2012.

▶	Attributable profit of EUR 3,310 million in the first nine months, 76.9% more than in the same period of 2012.

•	The year-on-year comparison benefits from reduced real estate provisions, but still affected by low economic growth, low interest rates and the Group’s priority of strengthening the balance sheet.

The Group posted an attributable profit of EUR 1,055 million in the third quarter, similar to that in the second quarter, and further consolidating the return to normality shown since the beginning of the year.

It is necessary to draw attention before comparing the third and second quarters to the strong impact of the movement in exchange rates of various currencies against the euro. The quarter-on-quarter changes in the Group’s total gross income and costs in euros incorporate a negative impact of between 4 and 5 percentage points. This impact is even stronger in the Latin American units (Brazil: -12 p.p.; Mexico: -5 p.p. and Chile: -6 p.p.). In order to make a better analysis of the Group’s evolution, the exchange rate impact has been eliminated.

In gross income:

•	Net interest income was similar to the second quarter (-0.6%), with a good performance by banks. Of note were the rises in the UK, Mexico and Poland, which continued the growth trend of previous quarters, and the recovery of Chile and Santander Consumer Finance.

Spain was still affected by the reduction in business volumes and the repricing of mortgages, and Brazil by the impact of the change of mix toward lower risk products/segments, which is reflected in a sharp improvement in the cost of credit.

INCOME STATEMENT (EUR Million)

			Variation				Variation
	3Q’13	2Q’13	(%)	(%) w/o FX	9M’13	9M’12	(%)	(%) w/o FX
Net interest income	6,285	6,722	(6.5)	(0.6)	19,659	22,823	(13.9)	(8.1)
Net fees	2,332	2,531	(7.9)	(3.2)	7,380	7,733	(4.6)	0.6
Gains (losses) on financial transactions	992	879	12.9	15.4	2,840	2,115	34.3	41.1
Other operating income	129	187	(31.3)	(30.6)	470	451	4.2	4.1
Dividends	72	145	(50.7)	(49.6)	276	343	(19.4)	(18.7)
Income from equity-accounted method	122	114	7.3	12.9	390	340	14.7	21.8
Other operating income/expenses	(65)	(72)	(9.4)	(0.5)	(196)	(232)	(15.5)	(5.9)
Gross income	9,738	10,320	(5.6)	(0.4)	30,348	33,123	(8.4)	(2.7)
Operating expenses	(4,862)	(5,000)	(2.8)	1.5	(14,858)	(15,044)	(1.2)	3.9
General administrative expenses	(4,303)	(4,400)	(2.2)	2.1	(13,130)	(13,405)	(2.1)	3.0
Personnel	(2,431)	(2,548)	(4.6)	(0.4)	(7,561)	(7,829)	(3.4)	1.5
Other general administrative expenses	(1,871)	(1,852)	1.0	5.7	(5,569)	(5,576)	(0.1)	5.2
Depreciation and amortisation	(559)	(600)	(6.8)	(2.9)	(1,728)	(1,639)	5.5	10.4
Net operating income	4,876	5,320	(8.4)	(2.2)	15,490	18,079	(14.3)	(8.2)
Net loan-loss provisions	(2,600)	(3,065)	(15.2)	(9.4)	(8,583)	(9,506)	(9.7)	(3.4)
Impairment losses on other assets	(141)	(126)	11.8	12.8	(378)	(261)	45.0	45.3
Other income	(369)	(415)	(11.2)	(8.2)	(1,046)	(1,344)	(22.2)	(15.7)
Ordinary profit before taxes	1,766	1,713	3.1	11.1	5,482	6,968	(21.3)	(15.5)
Tax on profit	(464)	(393)	17.9	26.2	(1,353)	(2,039)	(33.7)	(29.2)
Ordinary profit from continuing operations	1,302	1,320	(1.4)	6.6	4,130	4,929	(16.2)	(9.8)
Net profit from discontinued operations	(0)	(14)	(97.0)	(96.8)	(14)	50	—	—
Ordinary consolidated profit	1,302	1,306	(0.3)	7.7	4,115	4,979	(17.3)	(11.0)
Minority interests	246	256	(3.6)	4.4	805	661	21.7	33.6
Ordinary attributable profit to the Group	1,055	1,050	0.5	8.5	3,310	4,318	(23.3)	(17.7)
Net capital gains and provisions	—	—	—	—	—	(2,446)	(100.0)	(100.0)
Attributable profit to the Group	1,055	1,050	0.5	8.5	3,310	1,872	76.9	110.4
EPS (euros)	0.10	0.10	(2.6)		0.31	0.19	59.8
Diluted EPS (euros)	0.10	0.10	(2.5)		0.31	0.19	60.0
Pro memoria:
Average total assets	1,201,784	1,255,353	(4.3)		1,234,813	1,289,241	(4.2)
Average shareholders’ equity	80,777	80,627	0.2		80,577	78,713	2.4

JANUARY - SEPTEMBER	8

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

QUARTERLY INCOME STATEMENT (EUR Million)

	1Q’12	2Q’12	3Q’12	4Q’12	1Q’13	2Q’13	3Q’13
Net interest income	7,763	7,622	7,438	7,100	6,652	6,722	6,285
Net fees	2,612	2,556	2,566	2,526	2,516	2,531	2,332
Gains (losses) on financial transactions	797	675	643	583	969	879	992
Other operating income	114	270	67	75	154	187	129
Dividends	61	216	66	80	59	145	72
Income from equity-accounted method	136	120	84	87	154	114	122
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)	(65)
Gross income	11,287	11,123	10,713	10,283	10,290	10,320	9,738
Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)	(4,862)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)	(4,303)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)	(2,431)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)	(1,871)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)	(559)
Net operating income	6,244	6,188	5,646	5,344	5,294	5,320	4,876
Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)	(2,600)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)	(141)
Other income	(487)	(381)	(475)	(105)	(261)	(415)	(369)
Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713	1,766
Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)	(464)
Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320	1,302
Net profit from discontinued operations	17	11	22	20	—	(14)	(0)
Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306	1,302
Minority interests	227	237	198	234	303	256	246
Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050	1,055
Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—	—
Attributable profit to the Group	1,627	123	122	423	1,205	1,050	1,055
EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10	0.10
Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10	0.10

NET INTEREST INCOME

EUR Million

NET FEES

EUR Million

•	Fee income fell 3.2% because of some seasonal features in Spain and declines in income related to GBM in Brazil and the UK. The largest increases were in Mexico (+9%) and Santander Consumer Finance (+5%).

•	In other revenues, dividends returned to their usual levels, following a seasonally high second quarter, income by the equity accounted method was higher and also trading gains, which increased due to the GBM units in Europe and Brazil (active management of the portfolios in the latter).

Operating expenses rose 1.5% in the third quarter, with a varied performance by units. They were stable or a little lower in continental Europe and the UK, up 11% in the US, partly due to the costs associated with the rebranding, and 4% higher in Latin America. The latter was due to investments in improving the commercial network and higher amortizations, and in the case of Brazil the entry into force of a collective bargaining agreement.

Net operating income was 2.2% lower over the second quarter.

Loan loss provisions declined 9.4%, basically Brazil
(-11.2%) for the second consecutive quarter, and Corporate Activities, which in the second quarter incorporated a charge related to the merger process in Spain (homogenization of the loan portfolios of Santander and Banesto to the most conservative criteria).

Attributable profit for the first nine months was EUR 3,310 million compared to EUR 1,872 million in the same period of 2012 very affected by real estate provisioning in Spain.

9	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

Several other factors also need to be taken into account when making year-on-year comparisons:

•	The macroeconomic context and low interest rates after falling significantly in the countries where the Group conducts its activity, coupled with the Group’s strategy to give preference to capital and liquidity, with the consequent impact on results, mainly via financial costs.

•	A negative net perimeter effect on attributable profit of EUR 339 million (18 p.p.) due to the difference between:

•	a positive effect from the entry of Kredyt Bank.

•	a negative impact from the disposal of the subsidiary in Colombia in the second quarter of 2012, the lower contribution of income by the equity accounted method (due to the reinsurance of Santander’s portfolio of individual life assurance in Spain and Portugal), the rise in minority interests in Mexico and Poland and lower results from insurance because of the materialization of the operation with Aegon.

•	The impact of exchange rates on various currencies against the euro was 5 percentage points negative for the whole Group in nine month year-on-year comparisons for revenues and costs.

The impact on the large areas was: negative in Brazil (-11/-12 p.p.), in the UK (-5 p.p.), the US and Chile (-3 p.p. in each one) and positive in Mexico (+2 p.p.).

The performance of the income statement and comparisons with the first nine months of 2012 was as follows:

Gross income was EUR 30,348 million, 8.4% lower year-on-year (-2.9% excluding the perimeter and forex effects).

•	Net interest income amounted to EUR 19,659 million and accounted for most of the fall in gross income. This was due to four effects: depreciation of some currencies, the impact of the cost associated with strengthening the Group’s liquidity since the middle of last year, lower volumes associated with deleveraging in some countries and reduced spreads from the decline in interest rates and the change of mix toward lower risk products. These factors could not be offset by the positive impact of the management of spreads, which are still not fully reflected.

•	Net fee income was 4.6% lower at EUR 7,380 million and rose 0.7% excluding the perimeter and exchange rate effects. This was due to the better performance of revenue from pension funds (+9.2%), cards (+13.6%), and advising and management of transactions (+48.0%).

•	Gains on financial transactions increased 34.3%, mainly due to GBM Europe and active management of balance sheet interest rate risks.

NET FEES (EUR Million)

		Var (%)		Var (%)
	3Q’13	o/2Q’13	9M’13	o/9M’12
Fees from services	1,350	(9.1)	4,298	(5.7)
Mutual & pension funds	284	(0.8)	843	(3.9)
Securities and custody	162	(7.0)	514	(2.8)
Insurance	535	(8.6)	1,725	(2.7)
Net fee income	2,332	(7.9)	7,380	(4.6)

GROSS INCOME

EUR Million

OPERATING EXPENSES

EUR Million

OPERATING EXPENSES (EUR Million)

		Var (%)		Var (%)
	3Q’13	o/2Q’13	9M’13	o/9M’12
Personnel expenses	2,431	(4.6)	7,561	(3.4)
General expenses	1,871	1.0	5,569	(0.1)
Information technology	270	17.1	748	10.7
Communications	161	17.6	461	(5.8)
Advertising	148	(2.2)	435	(11.9)
Buildings and premises	447	(4.8)	1,375	4.3
Printed and office material	40	(2.4)	122	3.0
Taxes (other than profit tax)	108	(12.1)	327	9.9
Other expenses	698	(0.4)	2,102	(3.7)
Personnel and gen. expenses	4,303	(2.2)	13,130	(2.1)
Depreciation and amortisation	559	(6.8)	1,728	5.5
Total operating expenses	4,862	(2.8)	14,858	(1.2)

OPERATING MEANS

	Employees		Branches
	9M’13	9M’12	9M’13	9M’12
Continental Europe	59,642	58,365	6,701	6,521
o/w: Spain	28,297	29,808	4,573	4,680
Portugal	5,627	5,721	647	670
Poland	12,499	8,895	836	522
SCF	11,869	12,604	635	638
United Kingdom	25,375	26,683	1,191	1,266
Latin America	87,708	91,269	5,963	5,987
o/w: Brazil	50,409	54,901	3,661	3,782
Mexico	14,486	13,348	1,229	1,123
Chile	12,299	12,339	488	496
USA	9,571	9,452	706	722
Operating areas	182,296	185,769	14,561	14,496
Corporate Activities	2,490	2,377
Total Group	184,786	188,146	14,561	14,496

JANUARY - SEPTEMBER	10

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

NET OPERATING INCOME

EUR Million

•	Income by the equity accounted method, which records the contributions to the Group of Santander Consumer USA and those derived from corporate operations in insurance business in Europe and Latin America, rose 14.7%.

•	Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 196 million negative.

Operating expenses declined 1.2% year-on-year (+3.3% without the perimeter and exchange rate effects). The performance varied by units. In Europe, both the large retail units as well as the UK continued to reduce their costs or increase them below inflation. Latin America increased because of the expansion of the commercial network and the revision of wage agreements in an environment of higher inflation, while the US reflects in its year-on-year comparison investments in technology and business structure, as well as those associated to rebranding.

As a result, net operating income (pre-provision profit) was EUR 15,490 million.

NET LOANS-LOSS PROVISIONS (EUR Million)

		Var (%)		Var (%)
	3Q’13	o/2Q’13	9M’13	o/9M’12
Non performing loans	2,841	(13.3)	9,346	(10.3)
Country-risk	(5)	—	2	138.1
Recovery of written-off assets	(236)	10.2	(764)	(16.6)
Total	2,600	(15.2)	8,583	(9.7)

PROVISIONS

EUR Million

Provisions for loan losses were EUR 8,583 million (-9.7% y-o-y and -3.7% excluding the perimeter and forex effects). Lower provisions in Brazil, the UK, Portugal, SCF and the US, stable in Spain and higher in Latin America, especially in Mexico, with a large one-off charge for homebuilders.

Other asset impairment losses and other results were EUR 1,424 million negative, compared to EUR 1,604 million also negative in the first nine months of 2012.

Profit before tax was EUR 5,482 million. The impact of taxes, discontinued operations and higher minority interests left attributable profit at EUR 3,310 million, 23.3% less than in the first nine months of 2012 (-8.8% excluding the exchange rate and perimeter effects).

After recording in 2012 a net EUR 2,446 million negative (the difference between capital gains of EUR 1,029 million and real estate provisions of EUR 3,475 million), attributable profit was 76.9% higher (+110% excluding perimeter and forex impacts).

Earnings per share were EUR 0.31 compared to EUR 0.19 in the same period of 2012.

The Group’s ROE was 5.5% and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) 7.8% . In both cases the figures were better than for the whole of 2012 (+2.6 b.p. and +3.5 b.p., respectively).

ATTRIBUTABLE PROFIT TO THE GROUP

EUR Million

EARNING PER SHARE

Euros

11	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

BALANCE SHEET (EUR Million)

			Variation
	30.09.13	30.09.12	Amount	(%)	31.12.12
ASSETS
Cash on hand and deposits at central banks	88,099	95,979	(7,881)	(8.2)	118,488
Trading portfolio	153,292	199,727	(46,435)	(23.2)	177,917
Debt securities	43,179	41,521	1,658	4.0	43,101
Customer loans	9,998	20,639	(10,641)	(51.6)	9,162
Equities	6,080	5,097	983	19.3	5,492
Trading derivatives	79,669	122,472	(42,803)	(34.9)	110,319
Deposits from credit institutions	14,367	9,998	4,369	43.7	9,843
Other financial assets at fair value	38,660	29,150	9,510	32.6	28,356
Customer loans	11,878	15,788	(3,911)	(24.8)	13,936
Other (deposits at credit institutions, debt securities and equities)	26,782	13,361	13,421	100.4	14,420
Available-for-sale financial assets	93,346	97,189	(3,843)	(4.0)	92,267
Debt securities	88,929	92,803	(3,874)	(4.2)	87,724
Equities	4,417	4,386	31	0.7	4,542
Loans	725,796	781,509	(55,713)	(7.1)	756,858
Deposits at credit institutions	52,939	58,649	(5,711)	(9.7)	53,785
Customer loans	664,946	716,253	(51,307)	(7.2)	696,013
Debt securities	7,911	6,607	1,305	19.7	7,059
Investments	5,032	4,676	356	7.6	4,453
Intangible assets and property and equipment	16,826	17,055	(229)	(1.3)	17,296
Goodwill	23,729	25,178	(1,449)	(5.8)	24,626
Other	47,402	49,543	(2,141)	(4.3)	49,338
Total assets	1,192,181	1,300,006	(107,825)	(8.3)	1,269,598
LIABILITIES AND SHAREHOLDER’S EQUITY
Trading portfolio	128,983	172,388	(43,405)	(25.2)	143,241
Customer deposits	15,085	23,086	(8,001)	(34.7)	8,897
Marketable debt securities	1	122	(121)	(99.5)	1
Trading derivatives	79,816	123,459	(43,643)	(35.3)	109,743
Other	34,081	25,721	8,360	32.5	24,600
Other financial liabilities at fair value	48,996	42,259	6,737	15.9	45,418
Customer deposits	28,633	22,788	5,845	25.6	28,638
Marketable debt securities	6,475	6,769	(294)	(4.3)	4,904
Due to central banks and credit institutions	13,889	12,702	1,186	9.3	11,876
Financial liabilities at amortized cost	896,554	961,851	(65,297)	(6.8)	959,321
Due to central banks and credit institutions	99,054	138,261	(39,207)	(28.4)	131,670
Customer deposits	589,716	584,199	5,516	0.9	589,104
Marketable debt securities	174,960	199,256	(24,296)	(12.2)	201,064
Subordinated debt	15,300	19,090	(3,791)	(19.9)	18,238
Other financial liabilities	17,525	21,044	(3,519)	(16.7)	19,245
Insurance liabilities	1,324	1,129	195	17.3	1,425
Provisions	14,665	15,952	(1,287)	(8.1)	16,148
Other liability accounts	20,020	24,039	(4,019)	(16.7)	22,771
Total liabilities	1,110,542	1,217,618	(107,076)	(8.8)	1,188,324
Shareholders’ equity	83,954	81,281	2,672	3.3	81,333
Capital stock	5,546	4,949	597	12.1	5,161
Reserves	75,320	74,862	459	0.6	74,528
Attributable profit to the Group	3,311	1,872	1,439	76.9	2,295
Less: dividends	(223)	(401)	178	(44.4)	(650)
Equity adjustments by valuation	(12,133)	(8,561)	(3,572)	41.7	(9,474)
Minority interests	9,818	9,667	151	1.6	9,415
Total equity	81,639	82,388	(749)	(0.9)	81,275
Total liabilities and equity	1,192,181	1,300,006	(107,825)	(8.3)	1,269,598

JANUARY - SEPTEMBER	12

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

Grupo Santander. Balance sheet

▶	Activity continued to reflect the market context:

•	Low demand for loans in Europe, particularly in Spain and Portugal. Growth of 8% in Latin America at constant exchange rates, with an improved trend in the quarter.

•	Of note in deposits without repos (including retail commercial paper) was the 12% year-on-year growth in Spain. Greater focus on costs and on marketing mutual funds (+8% in the quarter).

•	The Group generated liquidity of EUR 32,000 million in the year-to-date, backed by retail banking, which has significantly reduced the need for medium- and long- term issuances.

•	The Group’s net loan-to-deposit ratio was 108%, down from 113% in December 2012 and 117% in September.

▶	Strong capital generation maintained. Core capital ratio (BIS II) of 11.56%, +45 b.p. in the quarter and +123 b.p. since the end of 2012.

DISTRIBUTION OF TOTAL ASSETS

September 2013

Total managed funds at the end of September amounted to EUR 1,316,513 million, of which EUR 1,192,181 million (91%) were on-balance sheet and the rest mutual and pension funds, and managed portfolios.

A significant fact to be taken into account in the evolution of customer balances in the third quarter and over the last 12 months are the movements in exchange rates, following depreciations in the main currencies in which the Group operates.

In the quarter, the US dollar and the Chilean peso depreciated 3%, the Brazilian real and the Mexican peso 5% and the Argentine peso 10%, while sterling and the Polish zloty appreciated 3%. The impact on year-on-year changes in lending and customer funds was around 1 p.p. negative.

Compared to September 2012, the depreciations were 3% for the zloty, 4% for the dollar, 5% for sterling, 7% for the Mexican peso, 10% for the Chilean peso, 14% for the Brazilian real and 22% for the Argentine peso. The negative impact was 4 p.p. on year-on-year variations in loans and customer funds.

There was a positive perimeter effect of less than one percentage point in the comparison with September 2012, due to the merger in early 2013 of Bank Zachodni WBK and Kredyt Bank in Poland.

Customer lending

The Group’s gross lending amounted to EUR 712,367 million at the end of September, 2% lower than in June because of the impact of exchange rates. Excluding this impact and eliminating repos, balances were 0.8% lower, as follows: Continental Europe (-2.2%), with a widespread falls by country, 1.3% in the UK and 0.8% in the US. On the other hand, rises in Latin America (+2.3%), with all countries doing well.

Compared to September 2012, gross lending was 8% lower (-2% eliminating the exchange rate effect and repos), as set out below.

CUSTOMER LOANS (EUR Million)

			Variation
	30.09.13	30.09.12	Amount	(%)	31.12.12
Spanish Public sector	17,331	17,738	(407)	(2.3)	16,884
Other residents	165,571	188,392	(22,822)	(12.1)	183,130
Commercial bills	6,612	8,567	(1,955)	(22.8)	8,699
Secured loans	97,619	106,295	(8,677)	(8.2)	103,890
Other loans	61,340	73,530	(12,190)	(16.6)	70,540
Non-resident sector	529,465	570,722	(41,257)	(7.2)	544,520
Secured loans	324,631	350,418	(25,787)	(7.4)	339,519
Other loans	204,834	220,304	(15,470)	(7.0)	205,000
Gross customer loans	712,367	776,852	(64,486)	(8.3)	744,534
Loan-loss allowances	25,546	24,172	1,373	5.7	25,422
Net customer loans	686,821	752,680	(65,859)	(8.7)	719,112
Pro memoria: Doubtful loans	40,150	34,872	5,277	15.1	35,301
Public sector	172	103	69	66.9	121
Other residents	20,566	15,767	4,800	30.4	16,025
Non-resident sector	19,411	19,003	409	2.2	19,156

13	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

In Continental Europe, the low demand for lending derived from the economic situation of some countries, affected the balances in Spain, Portugal and the whole of Santander Consumer Finance. Poland’s rates were positive both from organic growth and as a result of the increased perimeter. The balance of Spain’s run-off real estate was much lower as we maintained the strategy of reducing this type of risk.

•	Gross lending in Spain (excluding the run-off real estate unit, commented on below) was 7% lower year-on-year (-5% excluding repos) at EUR 170,265 million, as follows:

•	Lending to individuals amounted to EUR 63,142 million, of which EUR 50,697 million are home mortgages (-5% in 12 months). The portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (83% with an LTV of less than 80%).

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 83,622 million and accounted for the largest share of lending (50% of the total).

•	Loans to the Spanish public sector stood at EUR 17,331 million, (2% less than September 2012).

•	Lastly, repos were further reduced (-45%) in the last twelve months.

•	In Portugal, lending dropped 7% year-on-year, due to all segments. Balances in construction and real estate, which represent only 2% of lending, declined 29%.

•	Santander Consumer Finance’s balances fell 2%, with a varied performance by countries. Germany’s, which account for 52% of the area’s credit, remained unchanged, the Nordic countries and Poland increased 17% and 3%, respectively, in local currency, and periphery countries, more affected by the economic situation and deleveraging, declined.

New loans in the first nine of months were virtually unchanged from the same period of 2012, as follows: +4% for durables and used vehicles, and stability for new cars (+1%), where the evolution was better than the sector (-6% sales in our footprint).

•	In Poland, lending rose 76% in local currency, benefiting from the consolidation of Kredyt Bank. Eliminating the impact of the merger, lending rose 3%.

•	Net customer lending included in the unit of Spain’s run-off real estate activity amounted to EUR 6,246 million, EUR 261 million less than in the second quarter and EUR 4,352 million (-41%) less than in September 2012 (EUR 10,598 million).

In the United Kingdom, the balance of customer loans was 5% lower in sterling year-on-year. In local criteria, the balance of mortgages dropped 6% because of the strategy of improving the risk profile (which meant discontinuing some products) and the fall in loans to the real estate sector. Loans to SMEs were up 11% year-on-year, improving their market share by 70 b.p. in the last 12 months to 5.7%.

GROSS CUSTOMER LOANS

EUR Billion

(*)	Excluding exchange rate impact : -4.3%

NET CUSTOMER LOANS

% o/ operating areas. September 2013

LOANS PORTFOLIO IN SPAIN

EUR Billion

JANUARY - SEPTEMBER	14

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

			Variation
	30.09.13	30.09.12	Amount	(%)	31.12.12
Resident public sector	12,893	7,277	5,616	77.2	8,487
Other residents	164,101	145,147	18,954	13.1	157,011
Demand deposits	74,878	68,863	6,015	8.7	71,526
Time deposits	83,798	62,440	21,358	34.2	75,414
Other	5,425	13,844	(8,419)	(60.8)	10,071
Non-resident sector	456,440	477,649	(21,209)	(4.4)	461,141
Demand deposits	242,801	231,458	11,342	4.9	228,698
Time deposits	155,426	182,822	(27,395)	(15.0)	179,503
Other	58,213	63,369	(5,156)	(8.1)	52,940
Customer deposits	633,433	630,072	3,361	0.5	626,639
Debt securities*	181,435	206,147	(24,712)	(12.0)	205,969
Subordinated debt	15,300	19,090	(3,791)	(19.9)	18,238
On-balance-sheet customer funds	830,168	855,310	(25,142)	(2.9)	850,846
Mutual funds	93,048	93,745	(697)	(0.7)	89,176
Pension funds	10,427	9,699	728	7.5	10,076
Managed portfolios	20,857	18,184	2,673	14.7	18,889
Other customer funds under management	124,332	121,628	2,704	2.2	118,141
Customer funds under management	954,500	976,938	(22,438)	(2.3)	968,987

*	Including retail commercial paper (EUR million): 4,820 in September 2013, 12,535 in September 2012 and 11,536 in December 2012

Lending (excluding repos) in Latin America in constant currency increased 8%. Brazil’s rose 7%, Mexico’s 9%, Chile’s 10%, Argentina’s 33%, Uruguay’s 19%, Peru’s 29% and Puerto Rico.’s 2%.

Lastly, lending in the US declined 5% in dollars, as a result of the fall in the run-off portfolios and the strategy of recent months of mortgage origination for its subsequent sale.

Continental Europe accounted for 40% of the Group’s total net lending (24% Spain), the UK 35%, Latin America 19% (10% Brazil) and the US 6%.

Customer funds under management

Total managed funds amounted to EUR 954,500 million, 1.5% lower than at the end of June. As in lending, exchange rates had an impact on this evolution as, without them, balances were 1.0% lower. Continental Europe’s funds slightly fell 0.7%, the UK’s 2.6%, while Latin America’s rose 3.3% and the US’s 0.3%.

Funds were 2% higher than in September 2012 excluding the exchange rate and perimeter effects (-2% for accounting purposes). Deposits, including retail commercial paper in Spain and Brazil’s “letras financieras”, rose 4%, conditioned by the fall in the last 12 months in repos as, without this, growth was 5%,

Customer deposits and retail commercial paper in Continental Europe performed as follows:

•	Spain’s grew 6% year-on-year (+12% excluding repos). In absolute terms, in the last 12 months the balance rose by EUR 19,945 million in demand and time deposits, and retail commercial paper, and dropped by EUR 8,171 million in repos. This increased market share and improved liquidity ratios. The net loan-to-deposit ratio ended September at 85%, down from 90% at the end of 2012 and 99% in September 2012.
•	Portugal’s deposits dropped 3%, excluding repos, due to the greater focus on the cost of deposits, which is reflected in time deposits as demand deposits rose 3%.

•	Santander Consumer Finance’s deposits dropped 7% due to Germany (91% of the area’s total) and the policy of reducing higher cost balances. Spain, Italy and the Nordic countries registered double-digit growth, though the figures are very modest.

•	Poland’s deposits increased 62% in local currency, due to the entry of Kredyt Bank. On a like-for-like basis, deposits declined 3% because of active management of funds reflected in the reduction of expensive deposits of Kredyt Bank and the rise in mutual funds (+23%).

In the UK, customer deposits excluding repos (in sterling) dropped 2%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew 3% in the last 12 months because of the rise in current accounts as a result of the success of the 1|2|3 range of products, which offset the reduction in time deposits balances.

MUTUAL FUNDS (EUR Million)

	30.09.13	30.09.12	Var (%)	31.12.12
Spain	26,919	23,730	13.4	23,093
Portugal	1,141	1,611	(29.2)	1,544
Poland	2,600	2,188	18.8	2,443
United Kingdom	9,572	16,243	(41.1)	13,919
Latin America	52,816	49,972	5.7	48,178
Total	93,048	93,745	(0.7)	89,176

15	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

PENSION FUNDS (EUR Million)

	30.09.13	30.09.12	Var (%)	31.12.12
Spain	9,650	8,935	8.0	9,289
Portugal	776	764	1.6	787
Total	10,427	9,699	7.5	10,076

In Latin America, and, as in lending, in constant currency, all countries (except Peru) increased their deposits, (+9% overall excluding repos and including Brazil’s letras financieras). Brazil’s rose 8%, Mexico’s 9%, Chile’s 5%, Argentina’s 32%, Uruguay’s 18% and Puerto Rico’s 3%.

Lastly, US customer deposits also continued to improve their mix and cost, similar trend to that seen in other units. Demand deposits increased 7%, a rise absorbed by the drop in time deposits. Total deposits without repos dropped 2% since September 2012.

Mutual funds continued to reflect an improved trend. They rose 8% in the quarter, and 7% year-on-year excluding the exchange-rate impact, compared to declines of more than 10% at the beginning of the year and 4% at the end of June. Of note was the increase in Brazil (+31%), Poland (+23%) and Spain (+14%). On the other hand, Portugal’s declined 29% and the UK’s 38%, in line with the sector.

Pension plan funds rose 8% in Spain in the last 12 months and 2% in Portugal, the only countries where Santander markets this product.

Continental Europe accounted for 36% of managed customer funds (26% Spain), the UK 32%, Latin America 27% (Brazil 15%) and the US 5%.

The successful capturing of deposits for the last two years, enabled the Group to significantly reduce the need for wholesale funds through issuances. However, the Group, for strategic reasons, maintained a selective policy of issuing securities in the international fixed income markets and strived to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

The Group issued in the first nine months EUR 16,606 million of medium- and long-term issues, of which EUR 14,172 million was senior debt and EUR 2,433 million covered bonds.

As regards securitizations, the Group’s subsidiaries placed in the first nine months a total of EUR 4,840 million, mainly in Santander UK and via the units of Santander Consumer Finance.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of liquidity self-sufficiency for its subsidiaries so that each adapts its issuance programme to the evolution of its balance sheet.

CUSTOMER FUNDS UNDER MANAGEMENT

EUR Billion

(*)	Excluding exchange rate impact: +2,2%

CUSTOMER FUNDS UNDER MANAGEMENT

% o/ operating areas. September 2013

LOANS /DEPOSITS. TOTAL GROUP*

%

(*)	Including retail commercial paper

JANUARY - SEPTEMBER	16

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

Maturities of medium- and long-term debt amounted to EUR 31,021 million in the first nine months, of which EUR 19,825 million was senior debt, EUR 10,997 million covered bonds and EUR 199 million subordinated debt.

The evolution of loans, deposits and retail commercial paper improved the net loan-to-deposit ratio to 108% (117% in September 2012 and 113% in December).

The ratio of deposits plus medium- and long-term funding to the Group’s loans was 120%, underscoring the comfortable funding structure of the Group’s lending.

Other items of the balance sheet

Total goodwill was EUR 23,729 million, EUR 1,449 million less than in September 2012, due to the impact of the evolution of exchange rates, particularly sterling and the Brazilian real, and the increase resulting from the incorporation of Kredyt Bank.

At the end of 2011 the European Central Bank (ECB) put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group participated in these auctions and continued to deposit a large part of these funds in the ECB, as a liquidity insurance. This, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

In January 2013, and at the first opportunity possible, the Group returned EUR 24,000 million corresponding to the total amount borrowed by Banco Santander and Banesto at the December 2011 auction. The Group continued to return funds (more than EUR 33,000 million in the first nine months).

The balance of financial assets available for sale amounted to EUR 93,346 million, 4% less than in September 2012.

Trading derivatives amounted to EUR 79,669 million in assets and EUR 79,816 million in liabilities (-EUR 42,803 million and -EUR 43,643 lower, respectively, y-o-y), due to long-term interest rate hikes and cancelation of trading positions.

Shareholders’ equity and solvency ratios

Total shareholders’ equity, after retained profits, amounted to EUR 83,954 million, an increase of EUR 2,672 million in 12 months, (+3%).

Minority interests hardly changed in the last 12 months. The rise from the operation in Poland was offset by declines in Spain (from the integration of Banesto) and Brazil (impact of exchange rates).

Valuation adjustments dropped by EUR 3,572 million, with a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries. The figure also includes the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as the same occurs in their recording in assets.

Total equity amounted to EUR 81,639 million at the end of September.

The Group’s eligible equity on the basis of BIS II criteria amounted to EUR 71,836 million (EUR 31,652 million above the minimum requirement; +79%).

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

	30.09.13	30.09.12	Variation Amount	(%)	31.12.12
Capital stock	5,546	4,949	597	12.1	5,161
Additional paid-in surplus	36,949	35,069	1,880	5.4	37,302
Reserves	38,476	39,971	(1,495)	(3.7)	37,513
Treasury stock	(105)	(179)	74	(41.3)	(287)
Shareholders’ equity (before profit and dividends)	80,866	79,811	1,055	1.3	79,689
Attributable profit	3,311	1,872	1,439	76.9	2,295
Interim dividend distributed	(223)	(401)	178	(44.4)	(650)
Interim dividend not distributed	—	—	—	—	(412)
Shareholders’ equity (after retained profit)	83,954	81,281	2,672	3.3	80,921
Valuation adjustments	(12,133)	(8,561)	(3,572)	41.7	(9,474)
Minority interests	9,818	9,667	151	1.6	9,415
Total equity (after retained profit)	81,639	82,388	(749)	(0.9)	80,862
Preferred shares and securities in subordinated debt	4,247	4,792	(545)	(11.4)	4,740
Total equity and capital with the nature of financial liabilities	85,886	87,180	(1,294)	(1.5)	85,602

17	JANUARY - SEPTEMBER

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

COMPUTABLE CAPITAL AND BIS II RATIO (EUR Million)

	30.09.13	30.09.12	Variation Amount		(%)	31.12.12
Core capital	58,085	58,370	(285)		(0.5)	57,558
Basic capital	62,502	63,122	(620)		(1.0)	62,234
Supplementary capital	10,545	12,710	(2,165)		(17.0)	11,981
Deductions	(1,211)	(1,248)	38		(3.0)	(1,279)
Computable capital	71,836	74,584	(2,748		(3.7)	72,936
Risk-weighted assets	502,297	562,285	(59,988)		(10.7)	557,030
BIS II ratio	14.30	13.26	1.04	p.		13.09	p.
Tier I (before deductions)	12.44	11.23	1.21	p.		11.17	p.
Core capital	11.56	10.38	1.18	p.		10.33	p.
Shareholders’ equity surplus (BIS II ratio)	31,652	29,601	2,051		6.9	28,374

The Group continued to strongly generate capital in the quarter. The BIS II core capital ratio was 11.56%, after increasing 45 b.p. in the quarter and 123 b.p. since December 2012.

From a qualitative point of view, the core capital is very solid and adjusted to the business model, the balance sheet structure and to the Santander Group’s risk profile.

CORE CAPITAL

%

RISK-WEIGHTED ASSETS

EUR Million

▶	Rating Agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- from Standard & Poor’s; BBB Fitch; Baa3 Moody’s; and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, the Group’s rating is not more than one notch above that of the sovereign debt rating.

In this scenario, Santander is the only bank in Spain with a rating higher than the Kingdom of Spain’s by all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt assigned by S&P and the only one among the 20 largest banks worldwide above the sovereign with Moody’s.

RATING AGENCIES. GRUPO SANTANDER

	Long term	Short term	Outlook
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

JANUARY - SEPTEMBER	18

FINANCIAL REPORT 2013 RISK MANAGEMENT

Risk management

▶	The Group’s NPL ratio was 5.43% at the end of September, 25 b.p. more than in June:

•	Of note was the further decline in Brazil’s ratio (-37 b.p.) and the rise in Spain’s (+65 b.p.), due to drop in the denominator and rise in companies.

▶	Net NPL entries (excluding the perimeter and exchange-rate effects) were 8% lower year-on-year, after deducting the second quarter’s reclassification of sub-standard loans in Spain.

▶	Group coverage was 64% in September, slightly below the second quarter.

▶	Net assets of EUR 11,420 million in run-off real estate in Spain (separate unit). Of which:

•	Loans: EUR 6,246 million; -41% year-on-year. Coverage: 51%.

•	Foreclosed assets: EUR 3,727 million; -11% year-on-year. Coverage: 54%.

Credit risk management

Net NPL entries in the first nine months, excluding the perimeter and forex effects, amounted to EUR 13,796 million. Excluding the impact of the second quarter’s reclassification of sub-standard loans in Spain, entries were 8% lower than in the same period of 2012.

Bad and doubtful loans were largely unchanged at EUR 41,173 million at the end of September. This balance, together with fall in lending, put the Group’s NPL ratio at 5.43% (+25 b.p. in the quarter). Year-on-year comparison was affected by the reclassification of sub-standard loans in Spain in the second quarter.

Loan-loss provisions stood at EUR 26,300 million, of which EUR 3,927 million were generic provisions. These provisions, which rose 6% in the last 12 months, brought coverage at the end of September to 64% (slightly below the second quarter).

CREDIT RISK MANAGEMENT* (EUR Million)

	30.09.13	30.09.12	Var. (%)		31.12.12
Non-performing loans	41,173	35,802	15.0		36,061
NPL ratio (%)	5.43	4.34	1.09	p.	4.54	p.
Loan-loss allowances	26,300	24,889	5.7		26,111
Specific	22,373	20,741	7.9		21,793
Generic	3,927	4,149	(5.3)		4,319
NPL coverage (%)	63.9	69.5	(5.6	p.)	72.4
Credit cost (%) **	1.77	2.20	(0.43	p.)	2.38

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending
Note:	NPL ratio: Non-performing loans / computable assets

GRUPO SANTANDER. NPL RATIO AND COVERAGE

%

(*)	Incorporating reclassification impact of substandard loans in Spain

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 58% and 51%, respectively.

Net loan loss provisions, deducting write-offs recovered, were EUR 8,583 million at the end of September, 1.77% of average credit risk in the last 12 months, compared to EUR 9,506 million (2.20%) in the same period of 2012.

The NPL ratios and coverage by countries are set out below:

•	Spain’s NPL ratio was 6.40% at the end of September, 65 b.p. more than at the end of June, largely due to the impact of the reduction of the denominator, which accounts for almost half of the increase, and the companies segment. Coverage was 45% (+2 p.p. in the quarter).

By segments, the NPL ratio for home mortgages was 6.97%, remaining stable in the quarter. This ratio includes the reclassification of substandard loans in the second quarter.

The ratio of the rest of the portfolio (public administrations, individuals and companies) was higher at 6.20%, increasing in the quarter largely because of companies.

•	There is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development and has a specialized management model, equity stakes related to the property sector (Metrovacesa and the “bad” bank SAREB) and foreclosed assets.

19	JANUARY - SEPTEMBER

RISK MANAGEMENT FINANCIAL REPORT 2013

SPAIN. NPL RATIO AND COVERAGE

%

(*)	Incorporating reclassification impact of substandard loans

The Group’s strategy in the last few years has been to reduce these loans sharply. At the end of September, they stood at EUR 11,420 million net and represented around 3% of Spain’s total loans and less than 1% of the Group’s. Their evolution was as follows:

•	Net loans of EUR 6,246 million, EUR 261 million lower than in June 2013 and EUR 4,352 million below September 2012. The NPL ratio was 67.06%, with coverage of 73%. Total coverage of these loans, including performing loans, was 51% (39% in September 2012).

•	Net foreclosed assets ended September at EUR 3,727 million, EUR 450 million less (-11%) in the last 12 months. These assets are covered by EUR 4,293 million of provisions (54% of gross assets).

•	The stakes in Metrovacesa and SAREB amount to EUR 1,446 million, virtually unchanged in the quarter.

•	Portugal’s NPL ratio was 7.86% at the end of September (+45 b. p. in the quarter), due mainly to individual risk. The evolution of the ratio is conditioned by the country’s economic environment. Coverage was 52%.

•	Santander Consumer Finance’s NPL ratio was 3.96%, in line with the positive trend this year in consumer business. Good performance by units and stable ratios. Coverage was 109%.

•	Poland was affected by the merger of the businesses of Kredyt Bank and the classification to doubtful of a large corporate client in June. After these extraordinary impacts, the ratio was lower at 7.75%. This stability reflects the good evolution of the main portfolios. Coverage was 64%.
•	In the UK, the NPL ratio was 1.98%, 3 b.p. lower than June and 7 b.p. below the end of 2012. This positive evolution was due to the good performance of all segments particularly individual mortgages and individualized management companies, offseting the impact on the NPL ratio of the fall in lending, where there was further deleveraging in mortgages and in non-core segments of companies such as shipping and aviation (-25% and -36% respectively).

•	Brazil’s NPL ratio was 6.12% at the end of September, 37 b.p. below June. This improvement confirmed the continuation of the trend begun in March and reflects the better performance of portfolios signaled by early NPL indicators (maturities of less than 90 days). Coverage remained at more than 92%, (+1 p.p. in the quarter).

•	The NPL ratio of Latin America ex-Brazil was 4.39% in September (+55 b.p. in the quarter), due to the rise in Mexico from the impact of homebuilders (“vivienderas”). Excluding this impact, the NPL ratio in Mexico would have remained stable.

SPAIN’S RUN-OFF REAL ESTATE

EUR Million net balances

SPAIN’S RUN-OFF REAL ESTATE. COVERAGE RATIO

%

JANUARY - SEPTEMBER	20

FINANCIAL REPORT 2013 RISK MANAGEMENT

Chile was affected by one-off operations, and the performance of the consumer and SME portfolios, however, the risk premium remained stable. Argentina and Puerto Rico improved their NPL ratios in the quarter.

•	The Grop’s NPL ratio in the US was 2.26%. This was due to the good performance of retail portfolios because of the rise in household disposable income and the favourable evolution of individualized management companies. In the latter, continued exits of NPLs against a backdrop of a greater risk appetite by the market when acquiring problematic loans, and also due to the increase in the valuations of guarantees from the positive evolution in real estate prices. Coverage was still around 100%.

NON-PERFORMING LOANS BY QUARTER (EUR Million)

	1Q’12	2Q’12	3Q’12	4Q’12	1Q’13	2Q’13	3Q’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051	40,055
Net additions*	3,615	5,425	3,815	3,682	3,798	5,875	4,122
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)	(401)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)	(2,603)
Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055	41,173

(*)	In 2Q’13 including EUR 2,015 million by reclassification of substandard operations in Spain to subjective nonperforming loans

Market risk

In the third quarter, the risk of trading activity, measured in VaR terms at 99%, averaged around EUR 15.5 million. It fluctuated between EUR 10.9 and EUR 20.7 million.

Of note was the brief upward trend at the end of July to reach the highest level for the quarter (EUR 20.7 million), due to the higher exposure in credit spreads. After that, the VaR took a downward trend to reach its quarterly minimum, at EUR 10.9 million, concentrated in Spain and the UK, due to lower interest rate risk in both cases.

TRADING PORTFOLIO*. VaR PERFORMANCE

EUR Million

(*)	Trading activity

TRADING PORTFOLIO*. VaR BY REGION

Third trimester	2013		2012
EUR Million	Average	Latest	Average
Total	15.2	12.3	12.9
Europe	12.1	10.7	9.6
USA and Asia	0.8	0.6	0.8
Latin America	9.8	7.2	8.8
Global activities	1.4	1.9	1.5

(*)	Trading activity

TRADING PORTFOLIO*. VaR BY MARKET FACTOR

Third trimestre
EUR Million	Min	Avg	Max	Latest
VaR total	10.9	15.2	20.7	12.3
Diversification efect	(11.4)	(15.4)	(22.7)	(14.4)
Interest rate VaR	9.3	11.8	13.9	11.5
Equity VaR	2.5	3.7	8.0	3.0
FX VaR	2.5	5.8	14.5	5.8
Credit spreads VaR	6.1	9.0	15.0	6.1
Commodities VaR	0.1	0.2	0.5	0.2

(*)	Trading activity

21	JANUARY - SEPTEMBER

THE SANTANDER SHARE FINANCIAL REPORT 2013

The Santander share

Shareholder remuneration

Under the Santander Dividendo Elección programme (scrip dividend) for 2013, shareholders could opt to receive in cash or in shares the amount equivalent to the first dividend (EUR 0.150 per share). A total of 282,509,392 shares were issued to meet those who chose the latter option (86% of the capital stock).

At the same time, and within this programme, shareholders can opt to receive the second interim dividend in cash or in shares. Each shareholder has received a received a free allotment of new shares for each share they own.

Shareholders can sell the rights to the bank at a set price (EUR 0.153 gross per right), to the stock market between October 16 and 30 at the market price, or receive new shares in the proportion of one new share for every 41 rights (in the last two cases without withholding tax*).

In order to meet the request for new shares, a capital increase for a maximum of EUR 135,269,633.50 will be made, (270,539,267 shares). The number of new shares that will be issued and thus the amount of the capital increase will depend on the number of shareholders that opt to sell their free allotment rights to the bank at the fixed price.

Shareholders are due to receive on November 4 the amount in cash if they opted to sell the rights to the Bank and on November 7 new shares those who chose this option.

Performance of the Santander share

Stock markets ended with significant rises a quarter marked by macroeconomic news that pointed to the beginning of an economic recovery. The easing of tensions in the debt market, with lower risk premiums, the possible peaceful end to the conflict in Syria and the possibility of postponing the end to the Federal Reserve’s stimulus programme calmed investors.

The Santander share ended September at EUR 6.028, 23.0% higher in the quarter. Its evolution was better than that of the Ibex 35 (+18.3%) and the main international indices (DJ Stoxx 50: +6.6% and DJ Stoxx Banks: +13.9%).

COMPARATIVE PERFORMANCE OF SHARE PRICES

December 31, 2012 to September 30, 2013

Capitalisation

At the end of September, Santander was the largest bank in the Eurozone by market capitalisation (EUR 66,863 million) and the 13th in the world. The share’s weighting in the DJ Stoxx 50 was 2.2%, 8.0% in the DJ Stoxx Banks and 17.5% in the Ibex 35.

Trading

Santander is the most liquid stock in EuroStoxx, with 15,800 million shares traded in the first nine months for an effective value of EUR 87,666 million (liquidity ratio of 147%). A daily average of 82.7 million shares were traded (effective amount of EUR 459.0 million).

Shareholder base

The total number of shareholders at the end of September was 3,281,450, of which 3,071,451 are European (87.29% of the capital stock) and 193,556 from the Americas (12.27%).

Excluding the board which held 1.72% of the Bank’s capital, individual shareholders owned 47.68% of the capital and institutional ones 50.60%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

THE SANTANDER SHARE. September 2013

Shareholders and trading data
Shareholders (number)	3,281,450
Shares (number)	11,092,109,973
Average daily turnover (no. of shares)	82,721,660
Share liquidity (%)	147

(Number of shares traded during the year / number of shares)

Remuneration per share	euros	%(1)
Santander Dividendo Elección (Nov.12)	0.150	19.0
Santander Dividendo Elección (Feb.13)	0.152	27.7
Santander Dividendo Elección (May.13)	0.150	(31.7)
Santander Dividendo Elección (Aug.13)	0.150	(1.3)
Santander Dividendo Elección (Nov.13)	0.153	2.0

Price movements during the year
Beginning (31.12.12)		6.100
Highest		6.678
Lowest		4.791
Last (30.09.13)		6.028
Market capitalisation (millions) (30.09.13)		66,863

Stock market indicators
Price / Book value (X)		0.79
P/E ratio (X)		14.61
Yield (2) (%)		10.77

(1)	Variation o/ equivalent previous year
(2)	Last three remunerations paid + one announced / 9M’13 average share price

CAPITAL STOCK OWNERSHIP

September 2013	Shares	%
The Board of Directors	190,810,757	1.72
Institutional investors	5,612,912,549	50.60
Individuals	5,288,386,667	47.68
Total	11,092,109,973	100.00

JANUARY - SEPTEMBER	22

FINANCIAL REPORT 2013 INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2013 the general criteria used in 2012, with the following exceptions:

1)	In the Group’s financial statements:

•	The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognised against shareholders’ equity, without the possibility for deferred recognition through the P&L, as it was done until now.

•	As a result of the disposal of Santander UK card business formerly owned by GE, its 2012 results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2)	In businesses by restructuring:

•	Spain was incorporated as a principal or geographic segment, and includes the former branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the ALCO portfolio in Spain.

•	In order to align its funding with the rest of units, the liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

•	Discontinued real estate activity in Spain is segregated into a unit within Continental Europe (Spain’s run-off real estate). It includes: loans from customers whose activity is mainly real estate development, which have a specialised management model; equity stakes in real estate companies and foreclosed assets.

3)	Other adjustments

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

•	The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

•	Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

For comparison purposes, the figures for 2012 have been restated including the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region, as well as the unit of Spain’s run-off real estate. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).
•	United Kingdom. This includes retail and wholesale banking and asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries (including Puerto Rico). It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank (former Sovereign Bank) and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, asset management and insurance and the unit of Spain’s run-off real estate.

•	Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US), as well as the main countries and Santander Consumer Finance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with this criteria, and therefore, may not match those publish by each institution individually.

23	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

NET OPERATING INCOME (EUR Million)

		o/ 2Q’13			o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
Continental Europe	1,547	(0.2)	0.1	4,627	(9.4)	(9.3)
o/w: Spain	805	(4.6)	(4.6)	2,501	(17.6)	(17.6)
Portugal	105	(5.9)	(5.9)	324	(30.1)	(30.1)
Poland	208	5.8	7.0	564	47.6	47.4
Santander Consumer Finance	456	5.2	5.2	1,315	(2.6)	(2.6)
United Kingdom	567	0.2	0.7	1,618	(4.4)	0.4
Latin America	2,919	(10.8)	(1.2)	9,665	(15.5)	(6.6)
o/w: Brazil	1,859	(15.5)	(4.0)	6,487	(22.3)	(11.8)
Mexico	446	(9.5)	(4.6)	1,412	11.4	9.8
Chile	342	8.6	14.9	976	(3.1)	(0.6)
USA	181	(27.8)	(26.4)	742	(32.8)	(30.9)
Operating areas	5,214	(7.5)	(1.7)	16,653	(13.9)	(8.2)
Corporate Activities	(338)	6.1	6.1	(1,164)	(8.0)	(8.0)
Total Group	4,876	(8.4)	(2.2)	15,490	(14.3)	(8.2)

ATTRIBUTABLE PROFIT (EUR Million)

Continental Europe*	275	10.0	11.0	833	(30.1)	(30.1)
o/w: Spain	73	(14.9)	(14.9)	367	(50.8)	(50.8)
Portugal	32	28.5	28.5	77	(19.3)	(19.3)
Poland	100	10.0	11.2	261	11.0	10.9
Santander Consumer Finance	208	3.8	3.8	585	4.1	4.1
United Kingdom*	306	16.2	16.7	793	1.9	6.9
Latin America	733	(15.6)	(7.1)	2,589	(20.9)	(14.6)
o/w: Brazil	358	(14.7)	(2.8)	1,277	(23.6)	(13.3)
Mexico	123	(38.2)	(33.5)	564	(31.8)	(32.8)
Chile	116	19.3	25.8	316	(11.2)	(8.9)
USA	164	(13.9)	(12.3)	587	1.3	4.2
Operating areas*	1,477	(6.0)	(0.8)	4,801	(17.6)	(13.2)
Corporate Activities*	(422)	(19.0)	(19.0)	(1,491)	(1.0)	(1.0)
Total Group*	1,055	0.5	8.5	3,310	(23.3)	(17.7)
Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)
Total Group	1,055	0.5	8.5	3,310	76.9	110.4

(*).- Excluding net capital gains and provisions

CUSTOMER LOANS (EUR Million)

Continental Europe	271,878	(2.4)	(2.5)	271,878	(6.5)	(6.2)
o/w: Spain	164,810	(3.7)	(3.7)	164,810	(8.7)	(8.7)
Portugal	24,712	(2.0)	(2.0)	24,712	(7.6)	(7.6)
Poland	16,298	2.0	(0.6)	16,298	68.7	73.9
Santander Consumer Finance	55,898	(0.2)	(0.2)	55,898	(1.6)	(1.6)
United Kingdom	237,138	(0.5)	(2.9)	237,138	(12.2)	(8.0)
Latin America	135,832	(3.0)	1.7	135,832	(4.6)	8.0
o/w: Brazil	69,395	(2.7)	2.4	69,395	(7.8)	6.8
Mexico	21,007	(6.4)	(2.0)	21,007	(2.5)	4.8
Chile	29,697	(1.3)	1.9	29,697	(1.1)	10.4
USA	38,184	(3.8)	(0.7)	38,184	(8.8)	(4.7)
Operating areas	683,033	(1.9)	(1.7)	683,033	(8.3)	(4.3)
Total Group	686,821	(1.9)	(1.7)	686,821	(8.7)	(4.7)

CUSTOMER DEPOSITS (EUR Million)

Continental Europe	262,970	(1.7)	(1.8)	262,970	9.6	9.8
o/w: Spain	188,824	(2.8)	(2.8)	188,824	11.5	11.5
Portugal	24,185	2.6	2.6	24,185	1.3	1.3
Poland	17,404	4.9	2.3	17,404	57.7	62.5
Santander Consumer Finance	30,726	(0.8)	(0.8)	30,726	(7.1)	(7.1)
United Kingdom	197,252	0.6	(1.8)	197,252	(7.6)	(3.2)
Latin America	132,114	(4.2)	0.6	132,114	(2.1)	10.7
o/w: Brazil	65,801	(4.9)	0.0	65,801	(5.4)	9.6
Mexico	25,783	(8.5)	(4.2)	25,783	6.7	14.7
Chile	22,076	0.5	3.8	22,076	(4.8)	6.3
USA	36,181	(3.8)	(0.7)	36,181	(5.9)	(1.7)
Operating areas	628,518	(1.6)	(1.3)	628,518	0.3	4.8
Total Group	633,433	(1.8)	(1.4)	633,433	0.5	5.1

JANUARY - SEPTEMBER	24

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	2,014	(2.5)		(2.2)	6,086	(9.9)		(9.9)
Net fees	884	(3.8)		(3.6)	2,715	(2.0)		(2.0)
Gains (losses) on financial transactions	270	106.4		106.6	665	162.3		162.2
Other operating income (1)	8	(88.7)		(88.6)	97	(42.7)		(42.7)
Gross income	3,176	(0.4)		(0.1)	9,562	(3.9)		(3.9)
Operating expenses	(1,630)	(0.5)		(0.3)	(4,935)	1.9		1.9
General administrative expenses	(1,447)	(0.3)		(0.1)	(4,384)	0.8		0.8
Personnel	(869)	(1.0)		(0.8)	(2,653)	0.7		0.7
Other general administrative expenses	(578)	0.8		1.0	(1,731)	0.9		0.9
Depreciation and amortisation	(182)	(1.8)		(1.6)	(551)	11.7		11.7
Net operating income	1,547	(0.2)		0.1	4,627	(9.4)		(9.3)
Net loan-loss provisions	(946)	(4.8)		(4.7)	(2,840)	(6.8)		(6.8)
Other income	(188)	(3.4)		(3.4)	(574)	34.4		34.4
Ordinary profit before taxes	413	13.9		15.0	1,213	(25.6)		(25.5)
Tax on profit	(93)	32.3		33.6	(263)	(33.6)		(33.5)
Ordinary profit from continuing operations	321	9.5		10.5	950	(23.0)		(23.0)
Net profit from discontinued operations	(0)	100.1		100.7	(0)	(83.0)		(82.7)
Ordinary consolidated profit	321	9.5		10.5	950	(22.9)		(22.9)
Minority interests	45	6.6		7.8	117	189.0		188.7
Ordinary attributable profit to the Group	275	10.0		11.0	833	(30.1)		(30.1)
Net capital gains and provisions	—	—		—	—	(100.0)		(100.0)
Attributable profit to the Group	275	10.0		11.0	833	—		—
BALANCE SHEET
Customer loans (2)	271,878	(2.4)		(2.5)	271,878	(6.5)		(6.2)
Trading portfolio (w/o loans)	61,710	(20.9)		(20.9)	61,710	(30.1)		(30.1)
Available-for-sale financial assets	41,520	(6.2)		(6.5)	41,520	(11.1)		(10.9)
Due from credit institutions (2)	59,339	(0.3)		(0.3)	59,339	21.7		21.8
Intangible assets and property and equipment	6,234	(0.3)		(0.4)	6,234	14.3		14.5
Other assets	27,421	25.3		25.2	27,421	19.5		19.7
Total assets/liabilities & shareholders’ equity	468,102	(4.2)		(4.2)	468,102	(6.9)		(6.7)
Customer deposits (2)	262,970	(1.7)		(1.8)	262,970	9.6		9.8
Marketable debt securities (2)	15,578	(7.9)		(7.7)	15,578	(26.2)		(26.1)
Subordinated debt (2)	365	4.6		2.1	365	185.1		191.8
Insurance liabilities	1,324	21.4		21.4	1,324	17.3		17.3
Due to credit institutions (2)	70,116	2.9		3.0	70,116	(1.5)		(0.6)
Other liabilities	88,857	(15.4)		(15.4)	88,857	(35.9)		(35.9)
Shareholders’ equity (3)	28,893	(2.0)		(2.1)	28,893	(6.4)		(6.0)
Other customer funds under management	47,961	7.4		7.2	47,961	11.7		11.9
Mutual and pension funds	41,086	7.3		7.1	41,086	10.4		10.6
Managed portfolios	6,876	8.0		7.9	6,876	20.3		20.4
Customer funds under management	326,875	(0.7)		(0.9)	326,875	7.5		7.6
RATIOS (%) AND OPERATING MEANS
ROE	3.78	0.39	p.		3.73	(1.36	p.)
Efficiency ratio (with amortisations)	51.3	(0.1	p.)		51.6	2.9	p.
NPL ratio	8.48	0.65	p.		8.48	2.41	p.
NPL coverage	61.1	(2.2	p.)		61.1	(7.3	p.)
Number of employees	59,642	(1.8)			59,642	2.2
Number of branches	6,701	(1.1)			6,701	2.8

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: -0.2%

ORDINARY ATTRIBUTABLE PROFIT

Constant EUR Million

(*)	In euros: +10.0%

25	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Continental Europe

▶	Attributable profit of EUR 275 million in the third quarter, 10.0% more than in the second.

•	Higher because of lower provisions (-4.8%).

•	Gross income (-0.4%) and costs (-0.5%) remained fairly stable.

▶	Attributable profit in the first nine months of EUR 833 million compared to a loss of EUR 2,261 million in the same period of 2012 because of real estate provisioning.

•	Comparisons affected by the impact of low interest rates and of low economic growth on net interest income.

•	Flat expenses at constant perimeter (-0.8%), and lower ordinary provisions (-6.8%).

▶	Growth strategy: liquidity maintained, with greater focus on costs in recent months in a context of low demand for loans.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate.

Strategy

The main actions in the quarter focused on developing the mergers of retail networks in Spain and banks in Poland. In a still weak environment and with low interest rates, the general strategic lines of the last two years were maintained:

•	Defending spreads on loans and on deposits.

•	Once a very comfortable liquidity position was achieved, the emphasis in the quarter was on reducing the cost of new deposits in all units.

•	Control of costs.

•	Active risk management.

Activity

Customer lending was 2% lower in the quarter. Declines in Spain, the real estate unit, and Portugal.

The 4% fall year-on-year also reflects the deleveraging in the real estate sector and the low demand for loans in Spain and Portugal. Growth in Poland from the consolidation of Kredyt Bank and more stable balances in Santander Consumer Finance.

Customer deposits were 3% lower in the quarter. Deposits reflected the policy of lower cost wholesale balances and the reduction of expensive balances in KB. Mutual funds grew 9%, due to Spain.

Deposits without repos rose 10% year-on-year: Spain (+12%), Poland (+62% in local currency: -3% on a like-for-like basis) and lower balances in Portugal and Santander Consumer Finance.

Results

Gross income remained virtually unchanged in the third quarter. Net interest income fell 2.5% and greater contribution of trading gains from wholesale banking, in both cases mainly due to Spain.

Operating expenses were 0.5% lower and loan-loss provisions 4.8%, mainly in Spain.

Year-on-year comparisons with the first nine months of 2012 were affected by the perimeter effect. Positive impact from the consolidation of Kredyt Bank in Poland and a negative one from the reinsurance operation in Spain and Portugal. This represented a net positive impact of 2 p.p. on revenues and a negative one of 3 p.p. on attributable profit.

Gross income was 3.9% lower than in the first nine months of 2012, due to the 9.9% drop in net interest income, which still reflects the weakness of economies, low interest rates, a higher average cost of funds and the repricing of mortgages. Trading gains improved their contribution (wholesale business).

Operating expenses increased 1.9%, basically due to the impact of the perimeter of Poland, as on a like-for-like basis they were flat (-0.8%).

Loan-loss provisions were 6.8% lower year-on-year. Higher minority interests in Poland due to the integration of KB.

Attributable profit was EUR 833 million in the first nine months, 30.1% below the same period of 2012 before provisions for real estate loans. Including them, the area recorded a loss of EUR 2,261 million in the first nine months of 2012.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

(*)	Including retail commercial paper

GROSS INCOME

Constant EUR Million

(*)	In euros: -0.4%

JANUARY - SEPTEMBER	26

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

SPAIN (EUR Million)

	3Q’13	(%) o/ 2Q’13		9M’13	(%) o/ 9M’12
INCOME STATEMENT
Net interest income	1,069	(4.7)		3,268	(17.9)
Net fees	460	(8.0)		1,461	(5.6)
Gains (losses) on financial transactions	218	127.5		520	164.8
Other operating income (1)	8	(89.0)		115	(42.0)
Gross income	1,755	(2.2)		5,364	(9.4)
Operating expenses	(950)	(0.0)		(2,863)	(0.8)
General administrative expenses	(859)	0.3		(2,584)	(0.9)
Personnel	(526)	(2.1)		(1,618)	(3.3)
Other general administrative expenses	(333)	4.5		(966)	3.4
Depreciation and amortisation	(91)	(3.3)		(278)	0.4
Net operating income	805	(4.6)		2,501	(17.6)
Net loan-loss provisions	(630)	(8.6)		(1,835)	(1.3)
Other income	(59)	101.4		(124)	31.5
Profit before taxes	116	(6.9)		542	(49.9)
Tax on profit	(42)	11.6		(173)	(48.1)
Profit from continuing operations	74	(15.0)		369	(50.8)
Net profit from discontinued operations	—	—		—	—
Consolidated profit	74	(15.0)		369	(50.8)
Minority interests	0	(26.0)		2	(38.9)
Attributable profit to the Group	73	(14.9)		367	(50.8)
BALANCE SHEET
Customer loans (2)	164,810	(3.7)		164,810	(8.7)
Trading portfolio (w/o loans)	56,508	(20.0)		56,508	(28.8)
Available-for-sale financial assets	30,312	(8.1)		30,312	(16.8)
Due from credit institutions (2)	36,956	(0.6)		36,956	58.8
Intangible assets and property and equipment	4,170	0.5		4,170	4.8
Other assets	10,415	60.3		10,415	43.8
Total assets/liabilities & shareholders’ equity	303,170	(6.0)		303,170	(8.4)
Customer deposits (2)	188,824	(2.8)		188,824	11.5
Marketable debt securities (2)	4,821	(35.5)		4,821	(61.5)
Subordinated debt (2)	22	198.4		22	161.5
Insurance liabilities	554	16.4		554	(23.5)
Due to credit institutions (2)	26,950	16.5		26,950	41.7
Other liabilities	70,699	(17.1)		70,699	(38.9)
Shareholders’ equity (3)	11,301	(4.6)		11,301	(15.9)
Other customer funds under management	41,217	8.8		41,217	13.7
Mutual and pension funds	36,409	8.5		36,409	12.1
Managed portfolios	4,807	10.6		4,807	28.0
Customer funds under management	234,883	(2.0)		234,883	7.7
RATIOS (%) AND OPERATING MEANS
ROE	2.55	(0.42	p.)	4.09	(3.10	p.)
Efficiency ratio (with amortisations)	54.1	1.1	p.	53.4	4.6	p.
NPL ratio	6.40	0.65	p.	6.40	2.76	p.
NPL coverage	45.0	1.9	p.	45.0	(0.7	p.)
Number of employees	28,297	(2.5)		28,297	(5.1)
Number of branches	4,573	(0.8)		4,573	(2.3)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

EUR Million

ATTRIBUTABLE PROFIT

EUR Million

27	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Spain

▶	Attributable profit of EUR 73 million in the third quarter. With regard to the second quarter:

•	Lower gross income mainly due to a drop in lending volumes and repricing of mortgages.

•	Costs were virtually unchanged, reflecting the first impacts of synergies.

•	Effort in loan-loss provisions was maintained.

▶	Attributable profit of EUR 367 million in the first nine months, 50.8% lower due to still high provisions and lower gross income that continue to be affected by the repricing of mortgages and the higher average cost of funds.

▶	Activity:

•	Continued low lending demand environment, reflecting in 6% drop year-on-year.

•	Retail banking deposits were 12% higher than in September 2012.

Economic and financial environment

Spain’s units carried out their business in the third quarter in a better economic and financial environment though still complicated.

The economy rose slightly in the third quarter (around 0.1% quarter-on-quarter, according to the first indicators), putting an end to eight months of falls. The recovery, however, is still weak and continues to rely on exports, though domestic demand fell by a more moderate rate. The pace of fall in employment, seasonally adjusted, was lower and the jobless rate stabilized. In this environment and one where the impact of higher indirect taxes has passed, the annual rate of inflation was 0.3% in September.

Financial conditions have improved notably. The risk premium has come down and better access to wholesale funding markets has consolidated, thanks to better macroeconomic fundamentals (improved competitiveness, current account balance, etc.) and progress in integration in the euro zone (more relaxed stance of the ECB, advancing in the creation of a single supervisor, etc). The situation is still far from back to normal, but the climate is better than it was a few months ago.

The banking system is healthier. The restructuring of the weaker banks (under the European financial support programme) advances significantly and the solvency and liquidity ratios of the whole system are better.

The impact of this progress will only be felt when the gains are consolidated and stronger. The banking system remains affected by the deleveraging of companies and households and, as a result, low demand for loans, by official interest rates at lows (0.5%, the ECB repo rate) which still weighs on net interest income, and by a NPL ratio (12.1% in August) which, given that it takes time to respond to the economic cycle, has still not reached its peak.

Private sector lending declined 13% year-on-year in the first eight months (6 percentage points due to the transfer of toxic assets to SAREB), with particular intensity in the case of companies, immersed in cleaning up their balances. Deposits, including retail commercial paper, grew 5%, with rises both in companies and households.

Strategy and activity

Grupo Santander has a solid presence (4,573 branches, 5,761 ATMs and more than 13 million customers), which is reinforced by global businesses in key products and segments (wholesale banking, asset management, insurance and cards).

In order to consolidate the Group’s leadership in Spain, in order to increase its profitability and efficiency, and take advantage of the merger trends in the sector in the coming years, Santander is merging its two main retail networks (Santander and Banesto) and its specialized private bank (Banif).

The integration is proceeding according to schedule, and ahead of it in some areas. The branch network began to be restructured in July and branches and the head count optimized, ahead of schedule in order to bring forward cost synergies.

In managed funds the focus was on sharply reducing the cost of deposits and on a customer retention policy via deposits, mutual funds and savings-investment insurance.

The efforts to manage funds more profitably were reflected in an improvement of 160 b.p. in the cost of new time deposits in the first nine months, which is beginning to lead to a reduction in the cost of the stock of deposits (-31 b.p. since the end of 2012). This reduction will accelerate in the coming quarters .

Total managed funds (customer deposits, retail commercial paper, mutual funds and pension funds) stood at EUR 230,066 million at the end of September, 7% more year-on-year and 2% below June 2013. The fall over June 2013 was due to wholesale balances.

The comparison over September 2012 is affected by the decline in repos (EUR 8,171 million), due to the lower activity in clearing houses.

Excluding repos, deposits plus retail commercial paper increased by EUR 19,945 million (+12%) since September 2012.

ACTIVITY

% var. Sep’13 / Sep’12

(*)	Including retail commercial paper

JANUARY - SEPTEMBER	28

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

In the last twelve months, the Group increased its market share by 100 b.p. (+220 b.p. since the beginning of 2012).

Mutual and pension funds increased 9% in the quarter to EUR 36,422 million, confirming the trend seen since the beginning of 2013. Year-on-year growth was 12%.

In lending, the Group launched the “Plan 10.000” to gain market share. The volume of lending maintains an important weakness, reflected in still significant declines.

Gross customer loans excluding repos, which followed the same trend as that for repos in funds, were 3% lower quarter-on-quarter and 5% year-on-year. In the last twelve months, the Group increased its market share by 40 b.p.

The “Plan 10.000” is scheduled to be relaunched in the fourth quarter, with new measures that enable new customers to be captured as well as gain market share in clients with high ratings and take advantage of the lever provided by the financing to third parties from ICO and the EIB.

The evolution of deposits and loans improved the liquidity position. In the last 12 months EUR 28,000 million of liquidity was generated, improving the net loan-to-deposit ratio to 85% (90% in December 2012 and 99% in September).

The NPL ratio rose by 65 b.p. to 6.40% in September, largely due to the deleveraging on the denominator, accounting for about 30 b.p. and the companies segment Coverage was 45%, an increase of 2 p.p.over the second quarter.

Results

Gross income was 2.2% lower in the third quarter at EUR 1,755 million and mainly due to net interest income (EUR 1,069 million), which was 4.7% below the second quarter. The latter reduction was caused by lower lending, the repricing of mortgages, which is still not over, and some compensation between net interest income and trading gains in wholesale business. These impacts were only partly offset by a still limited impact of the improvement in the cost of deposits, which will accelerate in coming quarters.

Fee income was also down (-8.0%), because of reduced seasonal activity in the third quarter and the impact of homogenising Banesto’s customers to the “Queremos ser tu Banco” strategy.

On the other hand, larger contribution from trading gains from wholesale banking, as in the second quarter they were partly eroded by the higher payment of dividends as happens regularly in that period.

Costs were flat at EUR 950 million. Net operating income was down 4.6% to EUR 805 million.

In the quarter, the Bank continued to make a strong effort in provisions. They amounted to EUR 630 million.

Profit was EUR 73 million compared to EUR 86 million in the second quarter.

Results for the first nine months were very conditioned by the fall in gross income. The continued effort to cut the cost of deposits can still be seen in new ones, but this has not yet fed through to the whole stock, whose cost remains above that of the same period of 2012.

The impact of the pricing of mortgages is still evident.

Operating costs dropped 0.8%. These do not yet reflect significantly the synergies envisaged in the integration underway, which will accelerate in the coming quarters.

Provisions remained high at this moment of the cycle (in line with those for the first nine months of 2012).

Profit for the first nine months was EUR 367 million, 50.8% lower year-on-year.

NET INTEREST INCOME

EUR Million

GROSS INCOME

EUR Million

29	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

PORTUGAL (EUR Million)

	3Q’13	(%) o/ 2Q’13		9M’13	(%) o/ 9M’12
INCOME STATEMENT
Net interest income	132	(1.8)		383	(14.4)
Net fees	79	(9.1)		251	(2.9)
Gains (losses) on financial transactions	10	55.3		40	(63.3)
Other operating income (1)	7	26.9		19	(31.1)
Gross income	228	(2.2)		693	(17.7)
Operating expenses	(123)	1.1		(369)	(2.6)
General administrative expenses	(103)	1.5		(310)	(2.7)
Personnel	(74)	0.4		(223)	(2.8)
Other general administrative expenses	(29)	4.3		(87)	(2.6)
Depreciation and amortisation	(20)	(0.8)		(59)	(1.8)
Net operating income	105	(5.9)		324	(30.1)
Net loan-loss provisions	(56)	(10.8)		(182)	(44.7)
Other income	(6)	(65.3)		(36)	138.3
Profit before taxes	44	35.7		106	(11.5)
Tax on profit	(12)	62.2		(29)	19.5
Profit from continuing operations	32	27.7		77	(19.4)
Net profit from discontinued operations	—	—		—	—
Consolidated profit	32	27.7		77	(19.4)
Minority interests	(0)	—		0	(70.4)
Attributable profit to the Group	32	28.5		77	(19.3)
BALANCE SHEET
Customer loans (2)	24,712	(2.0)		24,712	(7.6)
Trading portfolio (w/o loans)	1,788	(0.3)		1,788	(5.6)
Available-for-sale financial assets	4,662	(5.5)		4,662	(18.7)
Due from credit institutions (2)	2,761	(22.6)		2,761	(25.3)
Intangible assets and property and equipment	896	(1.1)		896	124.5
Other assets	6,610	13.4		6,610	21.4
Total assets/liabilities & shareholders’ equity	41,429	(1.9)		41,429	(5.7)
Customer deposits (2)	24,185	2.6		24,185	1.3
Marketable debt securities (2)	2,375	(0.9)		2,375	(36.8)
Subordinated debt (2)	0	(49.9)		0	(49.6)
Insurance liabilities	88	0.2		88	13.7
Due to credit institutions (2)	11,880	(10.9)		11,880	(12.0)
Other liabilities	358	20.9		358	40.9
Shareholders’ equity (3)	2,544	(0.1)		2,544	3.4
Other customer funds under management	2,043	(5.3)		2,043	(16.3)
Mutual and pension funds	1,917	(6.5)		1,917	(19.3)
Managed portfolios	126	15.9		126	94.4
Customer funds under management	28,603	1.7		28,603	(4.9)
RATIOS (%) AND OPERATING MEANS
ROE	4.97	1.11	p.	4.06	(0.96	p.)
Efficiency ratio (with amortisations)	53.9	1.8	p.	53.3	8.3	p.
NPL ratio	7.86	0.45	p.	7.86	1.70	p.
NPL coverage	51.9	(0.5	p.)	51.9	0.2	p.
Number of employees	5,627	(0.2)		5,627	(1.6)
Number of branches	647	(0.6)		647	(3.4)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

EUR Million

ATTRIBUTABLE PROFIT

EUR Million

JANUARY - SEPTEMBER	30

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Portugal

▶	Attributable profit of EUR 32 million in the third quarter, 28.5% more than in the second:

•	Growth came from lower provisions and stable gross income and costs.

▶	Profit for the first nine months was EUR 77 million, 19.3% less than in the same period of 2012 due to:

•	Fall of 17.7% in gross income, due to the repurchase of securities in the first half of 2012, reduced lending and a higher average cost of funding.

•	Costs fell 2.6% and provisions 44.7%, partly due to the effort made in the first quarter of 2012.

▶	Evolution of deposits and loans improved the net loan-to-deposit ratio to 102%.

Santander Totta is the third largest private sector bank by assets. It focuses on commercial banking and has 647 branches, 2.0 million customers and a market share of 10%.

Economic environment

The pace of GDP shrinkage eased to 2.1% year-on-year in the second quarter, thanks to growth of 1.1% quarter-on-quarter (the first rise since 2010). This evolution was due to the better domestic demand, in line with the improvement in the jobless rate, and greater exports, particularly to non-European markets. Tourism also performed well.

This performance, combined with the recovery in confidence to the highest level in the last two years and the upturn in the euro zone, is generating better expectations though with some uncertainties.

The market is waiting for the 2014 budget in order to revise its public debt outlook. The target, within the sphere of the eighth and ninth assessments of the government’s economic and financial adjustment plan, is to reduce the budget deficit of 2014 to 4%.

Strategy

Santander Totta’s strategy is very focused on increasing linkage and improving the transaction levels of customers, defending spreads on deposits and loans and increasing the market share of loans to companies.

Management of non-performing loans remains a priority, particularly applying preventative measures.

Activity

At the end of September net loans were down 2% over the second quarter and deposits excluding repos also 2% due to the greater focus on their cost.

In year-on-year terms, lending declined 7% (excluding repos) in line with the market trends, and deposits 3%.

In a difficult macroeconomic environment, Santander Totta continued to generate positive results, maintain solid capital ratios, a controlled NPL ratio (7.86%), within expected levels, and a low balance of real estate loans with good coverage. The bank compared well in all these aspects with the average of its domestic peers.

Results

Gross income declined 2.2% in the third quarter over the second, because of the 1.8% drop in net interest income, the result of the lower volume of lending, as spreads were maintained, and the impact of the regulatory change related to interest payments which affects both net interest income as well as fee income.

Flat costs and lower provisions resulted in a 28.5% rise in the third quarter’s profit over the second quarter.

The year-on-year comparisons for the first nine months were better throughout the income statement. Of note was:

•	Gross income was 17.7% lower, as in 2012 there was a capital gain from the repurchase of securities, which boosted trading gains to EUR 109 million, compared to EUR 40 million in 2013. Other factors were reduced revenues from insurance business (the result of the agreement signed in July 2012 to reinsure the portfolio of individual life risk) and lower net interest income, due to reduced lending, and the still higher average cost of funding.

•	Costs continued on a downward path and decreased 2.6%.

•	Loan loss provisions declined 44.7% because needs were lower in the last few quarters and those made in 2012 were high.

•	Attributable profit for the first nine months was EUR 77 million, 19.3% lower year-on-year.

ACTIVITY

% var. Sep’13 / Sep’12

GROSS INCOME

EUR Million

31	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

POLAND (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	204	6.6		7.9	575	43.4		43.2
Net fees	105	(1.0)		0.2	314	29.6		29.4
Gains (losses) on financial transactions	39	34.8		36.1	104	170.6		170.2
Other operating income (1)	(2)	—		—	11	(27.5)		(27.6)
Gross income	346	1.7		2.9	1,004	44.0		43.8
Operating expenses	(138)	(3.9)		(2.7)	(440)	39.6		39.4
General administrative expenses	(125)	(3.6)		(2.3)	(399)	37.8		37.6
Personnel	(75)	(3.2)		(1.9)	(238)	38.5		38.3
Other general administrative expenses	(50)	(4.2)		(2.9)	(162)	36.9		36.7
Depreciation and amortisation	(13)	(7.4)		(6.2)	(41)	59.3		59.1
Net operating income	208	5.8		7.0	564	47.6		47.4
Net loan-loss provisions	(35)	(31.6)		(30.4)	(128)	60.8		60.6
Other income	(2)	—		—	(1)	—		—
Profit before taxes	171	13.3		14.5	435	42.7		42.5
Tax on profit	(35)	26.4		27.7	(84)	37.1		36.9
Profit from continuing operations	136	10.4		11.6	350	44.1		43.9
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	136	10.4		11.6	350	44.1		43.9
Minority interests	36	11.4		12.6	89	—		—
Attributable profit to the Group	100	10.0		11.2	261	11.0		10.9
BALANCE SHEET
Customer loans (2)	16,298	2.0		(0.6)	16,298	68.7		73.9
Trading portfolio (w/o loans)	561	(14.7)		(16.9)	561	40.4		44.7
Available-for-sale financial assets	4,861	5.8		3.1	4,861	62.1		67.1
Due from credit institutions (2)	821	94.8		89.9	821	94.0		99.9
Intangible assets and property and equipment	220	(1.5)		(4.0)	220	57.3		62.1
Other assets	2,046	63.4		59.3	2,046	93.2		99.1
Total assets/liabilities & shareholders’ equity	24,805	7.2		4.5	24,805	69.0		74.1
Customer deposits (2)	17,404	4.9		2.3	17,404	57.7		62.5
Marketable debt securities (2)	—	—		—	—	—		—
Subordinated debt (2)	333	0.7		(1.9)	333	232.6		242.8
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	2,577	50.6		46.8	2,577	261.2		272.2
Other liabilities	2,654	(2.0)		(4.5)	2,654	153.4		161.1
Shareholders’ equity (3)	1,837	2.6		0.0	1,837	3.1		6.2
Other customer funds under management	2,708	2.9		0.3	2,708	15.5		19.0
Mutual and pension funds	2,600	2.8		0.2	2,600	18.8		22.5
Managed portfolios	109	5.9		3.3	109	(31.0)		(28.9)
Customer funds under management	20,445	4.6		1.9	20,445	51.7		56.3
RATIOS (%) AND OPERATING MEANS
ROE	21.97	2.49	p.		18.39	0.21	p.
Efficiency ratio (with amortisations)	40.0	(2.3	p.)		43.8	(1.4	p.)
NPL ratio	7.75	(0.33	p.)		7.75	3.06	p.
NPL coverage	64.1	4.8	p.		64.1	0.1	p.
Number of employees	12,499	(0.0)			12,499	40.5
Number of branches	836	(4.6)			836	60.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: +5.8%

CONSOLIDATED PROFIT

Constant EUR Million

(*)	In euros: +10.4%

JANUARY - SEPTEMBER	32

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Poland (all changes in local currency)

▶	Attributable profit in the third quarter of EUR 100 million, 11.2% more than the second quarter due to higher revenues and lower costs and provisions.

▶	Attributable profit in the first nine months of EUR 261 million and EUR 350 million before minority interests (+43.9%) because of the consolidation of Kredyt Bank.

▶	Solid funding structure: net loan-to-deposit ratio of 94%.

▶	Integration ahead of schedule. Focus on boosting productivity in Kredyt Bank’s branches.

▶	BZ WBK received the “2012 company of the year” award as the best Polish company.

In two years, Santander has become the third largest bank in Poland in terms of loans and deposits (market shares of 7.5% and 8.2%, respectively). It has 836 branches and 110 agencies.

Economic environment

The pace of growth quickened to 0.8% year-on-year in the second quarter. The first results for the third quarter confirm the upturn, fuelled by exports and consumption.

The annual rate of inflation fell sharply in the last few months to around 1% from 4% in June 2012. In this environment, the central bank is expected to hold its interest rates until mid-2014. The zloty appreciated in the third quarter largely due to global factors (between PLN 4.20-4.30/EUR 1).

Strategy

The merger of BZ WBK and Kredyt Bank is one of the main focuses of management. The process is proceeding faster than envisaged, with very effective cost management made possible by the efficiency measures and the integration plan implementation. All branches already display the BZ WBK brand and use its IT systems and the productivity of the former Kredyt Bank branches continues to improve.

BZ WBK continued to offer innovative products and solutions. These include the “Contactless card”, unique in the Polish market for several years; “BZ WBK TFI”, the leader in acquiring retail funds and “BZ WBK Faktor” (factoring solutions), which doubled its market share in a year to 11%. BZ WBK was also the first bank to issue the “PayPass city card” (personalized and rechargeable which is used for various urban activities) and the “PayPass school card”. Thanks to them, BZ WBK is the market leader in cards, electronic banking (more than two million users) and mobile banking.

BZ WBK reached agreement with AVIVA to update its strategic co-operation in bancassurance. The operation is subject to approval by the corresponding authorities.

Activity

BZ WBK had EUR 16,298 million of net loans at the end of September and EUR 17,404 million of customer deposits, thereby maintaining a very solid funding structure underscored by its net loan-to-deposit ratio of 94%. Compared to June 2013, and in local currency, lending was 1% lower and deposits 2% higher, impacted by the economic environment whose improvement is not yet reflected in the growth in the balance sheet.

After the incorporation of Kredyt Bank, lending rose 76% year-on-year and deposits 62%. Excluding this perimeter impact, loans increased 3% and deposits fell 3%. The latter affected by the strategy to reduce the most expensive ones (KB legacy deposits). Of note was the 23% growth in mutual funds.

Results

Attributable profit was EUR 100 million in the third quarter, 11.2% more than the second quarter (excluding the exchange-rate impact).

Net interest income rose 7.9%, spurred by active management of funding costs, the focus on the mix of products and credit spreads. Fee income remained stable. Gross income increased 2.9%, affected by the receipt of annual dividends in the second quarter.

Operating expenses dropped 2.7% in the quarter, with synergies that will accelerate in the coming quarters. Streamlining of branches, staff optimization and accumulated synergies, are ahead of schedule.

Loan-loss provisiones declined 30.4% due to lower provisions in corporate lending.

The first nine months of 2013 cannot be compared with the same period of 2012 because of the perimeter impact of the integration of Kredyt Bank. Attributable profit was EUR 261 million and EUR 350 million before minority interests. Growth was more than 40% throughout the income statement.

On a like-for-like basis, in local criteria and with the pro-forma of the two banks, net profit was 13% higher due to a 3% rise in gross income and an 8% drop in costs.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

GROSS INCOME

Constant EUR Million

(*)	In euros: +1.7%

33	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

SANTANDER CONSUMER FINANCE (EUR Million)

	3Q’13	(%) o/2Q’13		9M’13	(%) o/9M’12
INCOME STATEMENT
Net interest income	592	1.8		1,761	(1.4)
Net fees	207	5.2		597	(0.1)
Gains (losses) on financial transactions	2	—		1	—
Other operating income (1)	(0)	(97.8)		(7)	635.3
Gross income	801	3.5		2,352	(0.8)
Operating expenses	(345)	1.3		(1,038)	1.6
General administrative expenses	(292)	1.4		(881)	(2.9)
Personnel	(163)	2.2		(483)	4.1
Other general administrative expenses	(130)	0.5		(398)	(10.3)
Depreciation and amortisation	(53)	0.4		(157)	37.7
Net operating income	456	5.2		1,315	(2.6)
Net loan-loss provisions	(158)	20.6		(460)	(16.2)
Other income	(15)	(48.5)		(65)	55.5
Profit before taxes	283	3.4		790	4.0
Tax on profit	(66)	3.6		(179)	7.7
Profit from continuing operations	217	3.4		611	2.9
Net profit from discontinued operations	(0)	100.1		(0)	(83.0)
Consolidated profit	217	3.3		611	3.2
Minority interests	9	(6.3)		26	(12.5)
Attributable profit to the Group	208	3.8		585	4.1
BALANCE SHEET
Customer loans (2)	55,898	(0.2)		55,898	(1.6)
Trading portfolio (w/o loans)	904	(2.3)		904	(40.5)
Available-for-sale financial assets	598	(1.4)		598	81.8
Due from credit institutions (2)	10,966	4.7		10,966	(9.8)
Intangible assets and property and equipment	940	(2.7)		940	1.4
Other assets	2,386	(8.1)		2,386	(7.1)
Total assets/liabilities & shareholders’ equity	71,692	0.2		71,692	(3.5)
Customer deposits (2)	30,726	(0.8)		30,726	(7.1)
Marketable debt securities (2)	8,380	18.9		8,380	76.5
Subordinated debt (2)	10	(6.1)		10	(48.3)
Insurance liabilities	—	—		—	—
Due to credit institutions (2)	17,627	(5.6)		17,627	(16.1)
Other liabilities	3,853	4.3		3,853	(15.8)
Shareholders’ equity (3)	11,094	(0.5)		11,094	2.0
Other customer funds under management	6	2.1		6	6.4
Mutual and pension funds	6	2.1		6	6.4
Managed portfolios	—	—		—	—
Customer funds under management	39,123	2.8		39,123	3.3
RATIOS (%) AND OPERATING MEANS
ROE	7.50	0.38	p.	6.95	0.02	p.
Efficiency ratio (with amortisations)	43.1	(0.9	p.)	44.1	1.0	p.
NPL ratio	3.96	(0.08	p.)	3.96	—
NPL coverage	109.2	2.3	p.	109.2	(0.5	p.)
Number of employees	11,869	(3.0)		11,869	(5.8)
Number of branches	635	1.8		635	(0.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

EUR Million

ATTRIBUTABLE PROFIT

EUR Million

JANUARY - SEPTEMBER	34

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

▶	Attributable profit in the third quarter of EUR 208 million, 3.8% more than the second quarter, due to:

•	Strong gross income (+3.5%) backed by fee income.

•	Strict management of costs (+1.3%).

•	Lower loan-loss provisions needs, in line with the high credit quality.

▶	Attributable profit of EUR 585 million in the first nine months of 2013, 4.1% more year-on-year and noteworthy in an environment of weak consumption and the fall in new car sales in Europe.

▶	The strategy, penetration and diversification made possible further gains in market share.

•	In Spain, agreement to acquire 51% of the consumer finance market leader.

Economic environment

The units of Santander Consumer Finance (SCF) in Continental Europe continued to face a very complex environment characterized by year-on-year falls in private consumption in the euro zone (in the last two years), as well as a significant reduction in new car sales (-6% y-o-y in our footprint).

Strategy

SCF has established a business model that is well adapted to this environment and enables it to gain profitable market share. Its foundations are a wide diversification by countries with critical mass in key products, better efficiency than its peers and a common system of risk control and recoveries. The focus in 2013 is on:

•	Management of costs adapted to the moment of the cycle, particularly in deleveraging markets.

•	A locally self-funding model, with recourse to wholesale markets and retail deposits.

•	The impetus of new loans and cross-selling in accordance with the moment of each market (periphery; central and northern Europe), backed by brand agreements and penetration in the used car market.

Activity

SCF’s gross lending remained stable at around EUR 59,000 million. Growth in units in central and northern Europe, particularly Nordic countries, and decline in countries on the periphery because of deleveraging in these economies.

New loans in the first nine months amounted to EUR 16,537 million (-1% year-on-year). The third quarter loans were 4% higher than the average of the previous two. In year-on-year terms, 4% growth in loans for durable goods and used vehicles, stability in new cars loans (+1%) vs. fall in new car sales (-6%) and 5% drop in direct credit.

By units, new lending was concentrated in Poland and the Nordic countries (+21% in local currency). Slight year-on-year drop in Germany (-2%), but better than the sector (-6% in new car sales), and larger falls in Spain, Italy and Portugal.

The volume of customer deposits remained high, at EUR 30,726 million, differentiating SCF from its competitors and conferring funding stability. Securitizations continued to be made in the third quarter, bringing the volume of medium- and long-term wholesale funding captured so far this year to EUR 3,600 million. At the end of September, customer deposits and medium- and long-term issuances and securitisations financed 69% of the area’s net lending.

Results

Attributable profit of EUR 208 million in the third quarter was 3.8% higher than in the second. The rise in new lending in key segments and management of spreads on loans and deposits enabled net interest income to recover (+1.8%) and pushed fee income (+5.2%).

The 3.5% rise in gross income compared to 1.3% growth in costs improved the efficiency ratio to 43.1% in the third quarter (44.1% in the first nine months). Loan loss provisions increased (+20.6%) but from a second quarter when they were abnormally low, and remained at low levels. This reflected the high credit quality for the standards of the business (NPL ratio of 3.96% and coverage of 109%).

Attributable profit amounted to EUR 585 million in the first nine months, 4.1% more year-on-year and changing the trend. This was due to the smaller fall in gross income (-0.8%), because of the improvement in the cost of deposits, expenses growth in line with inflation and, above all, reduced loan-loss provisions (-16.2%).

Of note was year-on-year profit growth in the Nordic countries, fuelled by gross income, and Spain, because of lower provisions. Profits picked up strongly in the third quarter in Germany because of the faster growth in gross income, bringing both items to positive growth rates. Italy and Portugal remained weak, in line with their economies.

The UK (included in Santander UK for accounting purposes) posted an attributable profit for the first nine months of EUR 79 million (high one-digit growth in sterling over 2012).

NEW LENDING BY COUNTRIES

% o/total. 9M’13

GROSS INCOME

EUR Million

35	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

UNITED KINGDOM (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	877	8.3		8.8	2,489	(2.0)		2.9
Net fees	243	(5.2)		(4.7)	749	(14.1)		(9.9)
Gains (losses) on financial transactions	71	(55.6)		(55.3)	318	4.0		9.2
Other operating income (1)	6	(15.0)		(14.6)	18	14.0		19.6
Gross income	1,197	(2.9)		(2.5)	3,573	(4.3)		0.5
Operating expenses	(630)	(5.6)		(5.2)	(1,955)	(4.2)		0.5
General administrative expenses	(529)	(7.4)		(6.9)	(1,661)	(4.8)		(0.1)
Personnel	(327)	(7.3)		(6.8)	(1,033)	(8.7)		(4.1)
Other general administrative expenses	(202)	(7.6)		(7.1)	(627)	2.2		7.3
Depreciation and amortisation	(100)	4.9		5.4	(294)	(0.4)		4.5
Net operating income	567	0.2		0.7	1,618	(4.4)		0.4
Net loan-loss provisions	(154)	28.0		28.6	(436)	(28.2)		(24.6)
Other income	(25)	(75.2)		(74.9)	(170)	26.9		33.2
Ordinary profit before taxes	387	13.1		13.5	1,013	6.4		11.7
Tax on profit	(81)	24.2		24.7	(206)	(8.5)		(3.9)
Ordinary profit from continuing operations	306	10.4		10.9	807	11.1		16.6
Net profit from discontinued operations	(0)	(98.7)		(98.5)	(14)	—		—
Ordinary consolidated profit	306	16.2		16.7	793	1.9		6.9
Minority interests	0	—		—	0	(60.0)		(58.0)
Ordinary attributable profit to the Group	306	16.2		16.7	793	1.9		6.9
Net capital gains and provisions	—	—		—	—	(100.0)		(100.0)
Attributable profit to the Group	306	16.2		16.7	793	(7.7)		(3.1)
BALANCE SHEET
Customer loans (2)	237,138	(0.5)		(2.9)	237,138	(12.2)		(8.0)
Trading portfolio (w/o loans)	35,645	3.3		0.8	35,645	(18.2)		(14.3)
Available-for-sale financial assets	5,387	(10.8)		(13.0)	5,387	(20.5)		(16.7)
Due from credit institutions (2)	23,814	48.1		44.4	23,814	15.8		21.3
Intangible assets and property and equipment	2,406	1.1		(1.3)	2,406	(2.7)		2.0
Other assets	47,379	(4.6)		(7.0)	47,379	0.4		5.2
Total assets/liabilities & shareholders’ equity	351,771	1.4		(1.1)	351,771	(10.0)		(5.7)
Customer deposits (2)	197,252	0.6		(1.8)	197,252	(7.6)		(3.2)
Marketable debt securities (2)	67,086	0.2		(2.3)	67,086	(11.7)		(7.5)
Subordinated debt (2)	4,640	(10.7)		(12.9)	4,640	(18.9)		(15.0)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	32,434	15.0		12.1	32,434	(6.7)		(2.2)
Other liabilities	37,221	(0.6)		(3.1)	37,221	(21.1)		(17.4)
Shareholders’ equity (3)	13,138	0.3		(2.2)	13,138	(2.9)		1.8
Other customer funds under management	9,572	(10.4)		(12.6)	9,572	(41.1)		(38.3)
Mutual and pension funds	9,572	(10.4)		(12.6)	9,572	(41.1)		(38.3)
Managed portfolios	—	—		—	—	—		—
Customer funds under management	278,550	(0.1)		(2.6)	278,550	(10.6)		(6.3)
RATIOS (%) AND OPERATING MEANS
ROE	9.44	1.45	p.		8.09	0.29	p.
Efficiency ratio (with amortisations)	52.6	(1.5	p.)		54.7	0.0	p.
NPL ratio	1.98	(0.03	p.)		1.98	0.04	p.
NPL coverage	41.6	(0.5	p.)		41.6	(3.2	p.)
Number of employees	25,375	(0.9)			25,375	(4.9)
Number of branches	1,191	0.1			1,191	(5.9)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: +0.2%

ATTRIBUTABLE PROFIT

Constant EUR Million

(*)	In euros: +16.2%

JANUARY - SEPTEMBER	36

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom (all changes in sterling)

▶	Attributable profit in the third quarter of £261 million, 16.7% more than in the second quarter:

•	Net interest income rose (+8.8%) for the third straight quarter, with improving asset spreads and lower funding cost.

•	Costs remained under control (-5.2%).

▶	The profit of continued operations for the first nine months was £687 million, 16.6% more than in the same period of 2012:

•	Turning point in net interest income, which for the first time rose in cumulative terms (+2.9%).

•	Broadly stable costs (+0.5%), absorbing more investment in businesses.

•	Loan-loss provisions fell 24.6%, with better credit quality maintained in retail and corporate businesses.

▶	1|2|3 World continued to increase its number of customers and the levels of business activity.

▶	Loans to and deposits from corporates continued to register double-digit growth.

Economic environment

The pace of economic growth in the UK economy has picked up in 2013. After growth of 0.1% in 2012, economic activity increased by 0.4% in the first quarter of 2013 and by 0.7% in the second.

Economic activity has continued to be supported by the Monetary Policy Committee (MPC) which has held the bank rate at a record low of 0.5% since March 2009 and has undertaken a quantitative easing programme of £375 billion to date.

In August a new policy approach of ‘forward guidance’ was announced, with the MPC committing to not raising the bank rate at least until the UK unemployment rate has fallen to a threshold of 7% (subject to certain conditions). Unemployment is currently 7.7%.

Inflation has remained above its 2% target. CPI inflation at 2.7% in September means that inflation is continuing to run ahead of average earnings increases, so maintaining the reduction in households’ real earnings and, in turn, contributing to relatively subdued consumer spending growth.

Borrowing growth also remains subdued, with annual lending growth to households at 1%, while annual lending growth to non-financial companies has continued to be negative.

Strategy

The strategy of Santander UK is built around three priorities: loyal and satisfied customers to become a stronger retail relationship bank; the ‘Bank of Choice’ for UK businesses, diversifying through the growth of our corporate banking capability; and with consistent profitability and a strong balance sheet.

In line with this strategy and to grow its business, Santander UK continues to develop innovative products for retail and affluent customers and for SMEs.

Among these products, the 1|2|3 World offering (current account, credit card, savings, etc.) is designed to build closer customer relationships and loyalty. 1|2|3 World rewards customers who use the products on a regular basis, and has proved to be one of the most successful offerings in the market. The Select proposition for affluent clients continued to be developed, following a successful pilot in 2012.

Santander UK’s strategy of portfolio diversification is led by the growth of its corporate business. Santander UK maintained its support for and grew its lending to corporate customers, whilst expanding its systems and capabilities to develop its presence in this market. The Breakthrough programme offers SMEs access to innovative investment funding. SMEs are supported through a network of 37 regional corporate business centres (33 a year ago).

Balance sheet strength underpins this strategy; capital, funding and liquidity are all robust.

The Prudential Regulation Authority (PRA) in its recent stress test confirmed Santander UK’s strong capital position. Santander UK has the best capital ratio among the main banks and was one of three banks in the UK that was not required to increase its capital

Wholesale funding of less than one year remained broadly stable. Liquid assets decreased £6.8 billion. Balances have been managed down given regulatory guidance, greater stability in the capital markets and as a consequence of the actions taken to strengthen the balance sheet over the last three years. This trend is expected to continue in the fourth quarter.

Activity

Santander UK is focused on the United Kingdom. Around 80% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages whilst buy to let loans are around 1% of customer loans. The net loan to deposit ratio was 120%, 6 percentage points lower than in September 2012. This was a consequence of the managed reduction of loans exceeding customer deposit outflows.

In local criteria, customer loans amounted to £188,700 million, 5% lower than in September 2012. This was largely due to a 6% reduction in mortgage loans (mainly ‘interest only’), partially offset by the growth of corporate loans (+11%).

Gross mortgage lending amounted to £12,870 million in the first nine months, £1,400 million more than for the same period in 2012.

The gross lending market share was 10.4%, down from 11.0% in the same period of 2012, as management maintained its tight lending criteria on interest only and higher loan to value (LTV) mortgages. The balance is expected to stabilize with the launch of the range of flexible mortgages (the ‘Freedom’ range) and participation in the Government’s Help to Buy programme.

37	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

RETAIL CURRENT ACCOUNT BALANCES

Sterling billion

Corporate Banking lending increased 11% year-on-year to £21,500 million, with growth in loans to SMEs up 11% to £11,200 million (market share up 70 b.p. to 5.7% in twelve months) and lending to larger corporates up 12%.

Customer deposits of £148,500 million decreased 3% compared to September 2012. The strategy of a managed reduction in the more rate sensitive deposits continued (mainly maturities of higher rate eSaver products in the quarter) with their replacement by those deposits that offer a better relationship opportunity. The market share of deposits was 8.8%.

Current account balances grew by £10,200 million in the last year, thanks to the 1|2|3 Current Account attracting more good quality and loyal customers who have their primary bank account with Santander UK. At the end of September 2013, Santander UK had more than 2.2 million customers in its range of 1|2|3 World products and this year has gained 900,000 customers.

The stronger and more stable deposit base also allowed greater flexibility to adjust the issuance programme.

Results

Against the second quarter, attributable profit for the third quarter was 16.7% higher at £261 million (+10.9% before discontinued operations).

Net interest income rose for the third quarter running (+8.8%), due to the improvement in customer spreads, benefiting in the quarter from the maturity of high cost products.

Fee income was £10 million (-4.7%) lower, largely because of GBM. Trading gains returned to lower levels, similar to those in previous quarters, following the large rise in the second quarter.

Operating expenses fell 5.2% . Loan-loss provisions increased 28.6% compared to the low second quarter, although they were still the second lowest amount in the last two years.

Compared to the first nine months of 2012, attributable profit of continuing operations was 16.6% higher at £687 million. Ordinary attributable profit after discontinued operations (the co-brand cards business was sold in the second quarter of 2013) was 6.9% higher.

Net interest income was £2,120 million in the first nine months, 2.9% higher year-on-year and for the first time this year were higher than the same period of 2012. Fee income fell 9.9% year-on-year, mainly due to reduced activity in GBM.

Operating expenses were only 0.5% greater than in the first nine months of 2012, absorbing the investments in retail and corporate banking. These investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements. The efficiency ratio for the nine months to September was 54.8% with gross income and operating expenses growth in parallel.

Loan-loss provisions fell 24.6% period-on-period, with improving credit quality across the product range.

The non-performing loan ratio (NPL) of 1.98% in September was slightly lower than at the end of 2012. The stock of residential properties in possession remained very low at 0.06% of the total portfolio, in line with September 2012 and still below industry standards.

In short, the results for the first nine months underscored a further improvement in the period-on-period performance, and continuing the progress evident in the second quarter. Net interest income was higher, net interest income/average customer assets improved to 1.59% from 1.46% and operating expenses were steady.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

GROSS INCOME

Constant EUR Million

(*)	In euros: -2.9%

JANUARY - SEPTEMBER	38

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	3,573	(10.6)		(1.0)	11,625	(14.9)		(6.0)
Net fees	1,126	(11.8)		(2.7)	3,679	(4.0)		5.6
Gains (losses) on financial transactions	329	56.4		67.0	878	2.8		13.7
Other operating income (1)	(4)	—		—	1	—		—
Gross income	5,024	(8.5)		1.0	16,184	(11.3)		(2.2)
Operating expenses	(2,105)	(5.1)		4.1	(6,518)	(4.2)		5.3
General administrative expenses	(1,888)	(4.8)		4.5	(5,833)	(5.4)		4.1
Personnel	(1,040)	(6.0)		3.0	(3,255)	(6.8)		2.4
Other general administrative expenses	(848)	(3.1)		6.2	(2,578)	(3.5)		6.3
Depreciation and amortisation	(217)	(8.3)		1.1	(685)	7.0		17.4
Net operating income	2,919	(10.8)		(1.2)	9,665	(15.5)		(6.6)
Net loan-loss provisions	(1,527)	(13.1)		(3.0)	(5,086)	(9.5)		1.0
Other income	(146)	(0.3)		9.2	(356)	(51.8)		(45.0)
Profit before taxes	1,246	(8.9)		0.1	4,224	(16.9)		(9.6)
Tax on profit	(311)	8.8		19.3	(943)	(20.7)		(12.3)
Profit from continuing operations	935	(13.6)		(4.9)	3,280	(15.8)		(8.7)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	935	(13.6)		(4.9)	3,280	(15.8)		(8.7)
Minority interests	203	(5.5)		3.8	692	11.4		23.1
Attributable profit to the Group	733	(15.6)		(7.1)	2,589	(20.9)		(14.6)
BALANCE SHEET
Customer loans (2)	135,832	(3.0)		1.7	135,832	(4.6)		8.0
Trading portfolio (w/o loans)	26,861	(12.0)		(7.9)	26,861	(1.3)		8.7
Available-for-sale financial assets	18,926	(13.0)		(9.0)	18,926	(19.1)		(8.2)
Due from credit institutions (2)	27,670	4.8		9.6	27,670	(1.1)		10.2
Intangible assets and property and equipment	3,948	(2.7)		2.6	3,948	(9.8)		3.8
Other assets	53,205	10.3		16.0	53,205	2.5		16.4
Total assets/liabilities & shareholders’ equity	266,443	(1.7)		3.1	266,443	(3.9)		8.4
Customer deposits (2)	132,114	(4.2)		0.6	132,114	(2.1)		10.7
Marketable debt securities (2)	28,455	(2.0)		2.7	28,455	7.3		22.8
Subordinated debt (2)	3,941	(9.3)		(5.1)	3,941	(32.6)		(22.8)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	35,950	10.8		15.7	35,950	(8.5)		2.1
Other liabilities	43,612	0.8		5.5	43,612	(12.2)		(1.6)
Shareholders’ equity (3)	22,370	(7.0)		(2.4)	22,370	6.9		20.8
Other customer funds under management	66,798	5.1		10.0	66,798	7.0		19.9
Mutual and pension funds	52,816	6.5		11.7	52,816	5.7		19.9
Managed portfolios	13,982	0.2		3.9	13,982	12.1		20.2
Customer funds under management	231,309	(1.5)		3.3	231,309	0.7		13.8
RATIOS (%) AND OPERATING MEANS
ROE	12.74	(0.98	p.)		14.32	(4.96	p.)
Efficiency ratio (with amortisations)	41.9	1.5	p.		40.3	3.0	p.
NPL ratio	5.32	0.06	p.		5.32	0.01	p.
NPL coverage	82.9	(2.5	p.)		82.9	(6.9	p.)
Number of employees	87,708	(0.8)			87,708	(3.9)
Number of branches	5,963	(0.6)			5,963	(0.4)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: -10.8%

CONSOLIDATED PROFIT

Constant EUR Million

(*)	In euros: -13.6%

39	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Latin America (all changes in constant currency)

▶	Attributable profit in the third quarter was EUR 733 million. Before taxes and minority interests, profit was 0.1% higher over the second quarter.

•	Stable gross income (+1.0%).

•	Costs rose (+4.1%) because of business development and seasonal factors.

•	Provisions declined (-3.0%) for the second quarter running due to Brazil.

▶	Attributable profit of EUR 2,589 million in the first nine months, 14.6% lower year-on-year (-7.6% without the perimeter effect).

•	Lower gross income (-2.2%) with net interest income affected by the reduction in spreads (Brazil, due to change of mix).

•	Higher costs (+5.3%), due to business development. Brazil’s rise below inflation and different quarterly distribution of costs in Mexico.

•	Loan loss provisions repeated (+1.0%), a slower pace of growth

▶	Lending grew 8% and deposits 9%, including “letras financieras”.

•	Growth in the third quarter in lending and in deposits (+2% both).

Grupo Santander has the largest international franchise in the region. It has 5,963 branches and points of attention, 27,618 ATMs, over 42 million customers and market shares of 10.4% in loans and 10.2% in deposits.

Economic environment

In aggregate terms, Latin America registered higher growth in business in the second quarter (+3.1% y-o-y; 2.4% in the first quarter), though varied by countries and in some cases, such as Brazil, due to seasonal factors. However, in the current context, various factors are slowing down growth compared to previous periods (tighter financial conditions; less favourable environment of raw materials, etc.).

Inflation remains moderate (5.0% in September on average as against 6.3% in the middle of the year), with no threats in the medium term of rises in most countries. Leaving aside Argentina and Uruguay whose inflation rates have stabilized at high levels, the rest of countries are within the target ranges of their respective central banks. Brazil’s inflation slowed down in the quarter.

This scenario of growth and inflation provides leeway for central banks to promote growth in some cases: Mexico cut its benchmark rate to 3.75% in the third quarter and Chile did likewise in October by 25 b.p. to 4.75%. In other cases such as Brazil, inflationary tensions are carrying more weight, leading central banks to lift interest rates.

The region’s monetary policy is also determined by the volatility of financial markets as a result of the possible withdrawal of the Federal Reserve’s stimulus packages (announced and later denied),

which conditioned the evolution of foreign currencies. Currencies have depreciated by up to 10% on average since May (15% the Brazilian real), and reduced to half that after the FED confirmed it would maintain the volume of bond purchases.

In any case, the region continues to have the strengths to face possible bouts of volatility including a high level of reserves built up over the last few years ($743,000 million or 15% of GDP in Santander’s footprint), moderate budget deficits (2013 estimate: 2.3% of GDP, according to the IMF) and low ratios of external public and private debt (2013 estimate: 25% of GDP, according to the IMF).

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business (loans + deposits) in financial systems grew 12% year-on-year.

Lending rose 15%. Loans to individuals increased 15% (consumer credit+cards: +12%; mortgages: +22%), while credit to companies and institutions rose 14%. Deposits grew 8%, with demand deposits up 14% and time deposits 3%.

Strategy

The strategy continues to focus on expansion, consolidation and continuous improvement in the business of the commercial franchise. The range of products and services was enhanced in the third quarter and tailored to suit customers’ needs. This will spur long-term growth in business.

Improving transaction business for customers is key for ensuring growth, particularly of recurring revenues, while the continuous watch over the quality of risk and the measures being taken to enhance efficiency should be reflected in higher profitability.

The main developments on activity and results are set out below. All year-on-year percentage changes exclude the exchange rate impact.

Activity

Lending (excluding repos) increased 8% in the first nine months year-on-year. By products: cards increased 10%, commercial credit (companies in all their range and institutions) 9%, consumer credit was flat, and mortgages rose 8%. Total lending increased 2% in the third quarter.

Deposits excluding repos increased 9% year-on-year (including Brazil’s “letras financieras”), with demand deposits up 18% and time deposits similar to those of September 2012. Mutual funds rose 20%. Deposits without repos increased 2% in the quarter.

Results

Gross income in the third quarter was EUR 5,024 million, 1.0% more than the second quarter.

JANUARY - SEPTEMBER	40

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA. INCOME STATEMENT (EUR Million)

	Net operating income						Attributable profit to the Group
		o/ 2Q’13			o/ 9M’12			o/ 2Q’13			o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
Brazil	1,859	(15.5)	(4.0)	6,487	(22.3)	(11.8)	358	(14.7)	(2.8)	1,277	(23.6)	(13.3)
Mexico	446	(9.5)	(4.6)	1,412	11.4	9.8	123	(38.2)	(33.5)	564	(31.8)	(32.8)
Chile	342	8.6	14.9	976	(3.1)	(0.6)	116	19.3	25.8	316	(11.2)	(8.9)
Argentina	188	12.1	19.8	520	8.2	31.4	88	10.4	18.3	254	7.8	31.0
Uruguay	22	(11.3)	(0.7)	71	22.0	23.1	14	2.1	13.4	42	15.3	16.3
Puerto Rico	31	(14.9)	(13.6)	104	(22.6)	(20.4)	12	(65.3)	(64.6)	64	65.1	69.8
Rest	(9)	14.8	12.7	(25)	—	—	(8)	3.4	2.7	(23)	—	—
Subtotal	2,880	(10.9)	(1.1)	9,545	(15.6)	(6.6)	703	(15.9)	(7.0)	2,495	(21.2)	(14.7)
Santander Private Banking	39	(6.1)	(4.7)	121	(11.4)	(8.9)	30	(9.7)	(8.3)	94	(14.2)	(11.8)
Total	2,919	(10.8)	(1.2)	9,665	(15.5)	(6.6)	733	(15.6)	(7.1)	2,589	(20.9)	(14.6)

Good performance of net interest income, which in an environment of lower activity and pressure on spreads in some countries was almost unchanged, thanks to the recovery of volumes and management of prices. Fee income was 2.7% lower because of those from capital markets in Brazil and the impact of regulations change in Chile. Trading gains surged 67.0% over the second quarter (the lowest of the last two years).

Operating expenses grew 4.1%, due to the entry into force of wage agreements in Brazil, development of commercial projects and higher IT depreciation. Net operating income was EUR 2,919 million.

Loan-loss provisions declined 3.0%, as Brazil kept up the reduction trend begun in the last quarter, which was partly offset by the rise in Mexico and, to a lesser extent, Chile.

The NPL ratio was 5.32%, 6 b.p. above the second quarter, and coverage was 83%.

After incorporating loan-loss provisions and other provisions, profit before tax was EUR 1,246 million. Including taxes and minority interests, attributable profit was 7.1% lower than in the second quarter at EUR 733 million.

Gross income was 2.2% lower in the first nine months than in the same period of 2012, with the following aspects:

•	Net interest income declined 6.0%, affected by the pressure of spreads and some change of mix to lower cost credit products, but also with lower spreads. These effects were partly offset by the rise in volumes and management of spreads.

•	Fee income increased 5.6% year-on-year: that from cards and foreign trade rose by 18% each.

•	Trading gains rose 13.7% over the first nine months of 2012, mainly due to lower interest rates, the movement in exchange rates (Mexico) and sale of portfolios (Chile).

•	Operating expenses were 5.3% higher year-on-year, due to investment in networks and commercial projects (some traditional and others focused on customers), inflationary pressures on salary agreements and third party services, and higher depreciation.

•	As a result of the performance of revenues and costs, net operating income dropped 6.6% year-on-year and the efficiency ratio was 40.3%.

•	Loan-loss provisions were almost flat (+1.0%), improving the trend thanks to some stabilization in NPLs and higher volumes. The comparison was affected by the release of provisions in Mexico in the first half of 2012.

•	Profit before tax was EUR 4,224 million (-9.6%).

•	Higher minority interests in Mexico left attributable profit for the first nine months at EUR 2,589 million, 14.6% lower year-on- year.

•	Retail Banking’s net profit declined 17.3% and Global Wholesale Banking’s 10.4% year-on-year.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

(*)	Including letras financieras

GROSS INCOME

Constant EUR Million

(*)	In euros: -8.5%

41	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

BRAZIL (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	2,268	(16.4)		(5.1)	7,783	(21.1)		(10.5)
Net fees	651	(17.2)		(6.1)	2,211	(6.8)		5.7
Gains (losses) on financial transactions	203	230.3		250.7	480	(19.3)		(8.5)
Other operating income (1)	5	182.3		199.0	7	—		—
Gross income	3,127	(12.2)		(0.7)	10,482	(17.8)		(6.8)
Operating expenses	(1,268)	(6.8)		4.7	(3,995)	(9.5)		2.6
General administrative expenses	(1,132)	(6.2)		5.4	(3,553)	(11.1)		0.9
Personnel	(601)	(7.6)		4.0	(1,928)	(13.4)		(1.8)
Other general administrative expenses	(532)	(4.5)		6.9	(1,625)	(8.1)		4.2
Depreciation and amortisation	(136)	(11.8)		(0.5)	(441)	5.4		19.6
Net operating income	1,859	(15.5)		(4.0)	6,487	(22.3)		(11.8)
Net loan-loss provisions	(1,065)	(22.4)		(11.2)	(3,908)	(17.4)		(6.3)
Other income	(126)	(4.9)		5.3	(337)	(52.5)		(46.1)
Profit before taxes	669	(4.0)		8.4	2,242	(22.8)		(12.5)
Tax on profit	(198)	16.4		29.5	(591)	(23.5)		(13.3)
Profit from continuing operations	471	(10.6)		1.5	1,651	(22.6)		(12.2)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	471	(10.6)		1.5	1,651	(22.6)		(12.2)
Minority interests	113	5.4		18.6	374	(19.0)		(8.1)
Attributable profit to the Group	358	(14.7)		(2.8)	1,277	(23.6)		(13.3)
BALANCE SHEET
Customer loans (2)	69,395	(2.7)		2.4	69,395	(7.8)		6.8
Trading portfolio (w/o loans)	11,663	(5.0)		(0.0)	11,663	25.9		45.9
Available-for-sale financial assets	12,273	(17.3)		(13.0)	12,273	(21.1)		(8.5)
Due from credit institutions (2)	11,681	4.6		10.0	11,681	(5.7)		9.3
Intangible assets and property and equipment	2,863	(3.4)		1.6	2,863	(14.8)		(1.2)
Other assets	31,265	(3.1)		2.0	31,265	(9.5)		4.9
Total assets/liabilities & shareholders’ equity	139,140	(3.9)		1.1	139,140	(7.5)		7.2
Customer deposits (2)	65,801	(4.9)		0.0	65,801	(5.4)		9.6
Marketable debt securities (2)	20,000	(6.8)		(1.9)	20,000	6.3		23.2
Subordinated debt (2)	2,858	(8.7)		(3.9)	2,858	(35.9)		(25.7)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	14,601	0.2		5.4	14,601	(25.5)		(13.6)
Other liabilities	23,286	0.9		6.2	23,286	(9.7)		4.7
Shareholders’ equity (3)	12,595	(5.9)		(1.0)	12,595	3.4		19.9
Other customer funds under management	39,962	12.2		18.0	39,962	11.8		29.6
Mutual and pension funds	36,836	13.3		19.2	36,836	13.1		31.1
Managed portfolios	3,126	0.3		5.6	3,126	(1.3)		14.4
Customer funds under management	128,620	(0.6)		4.6	128,620	0.0		15.9
RATIOS (%) AND OPERATING MEANS
ROE	11.22	(0.57	p.)		12.55	(5.21	p.)
Efficiency ratio (with amortisations)	40.5	2.4	p.		38.1	3.5	p.
NPL ratio	6.12	(0.37	p.)		6.12	(0.67	p.)
NPL coverage	92.0	0.7	p.		92.0	—
Number of employees	50,409	(2.1)			50,409	(8.2)
Number of branches	3,661	(1.0)			3,661	(3.2)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses
(2).	- Including all on-balance sheet balances for this item
(3).	- Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: -15.5%

ATTRIBUTABLE PROFIT

Constant EUR Million

(*)	In euros: -14.7%

JANUARY - SEPTEMBER	42

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Brazil (all changes in local currency)

▶	Attributable profit of EUR 358 million in the third quarter, 2.8% lower than in the second quarter.

•	Gross income declined 0.7% due to lower spreads on loans as a result of the change of mix in segments and products.

•	Provisions dropped 11.2%, reflecting lower NPLs.

▶	Attributable profit for the first nine months was down 13.3% at EUR 1,277 million, due to:

•	Pressure on gross income (-6.8%), mainly from the change of mix. Of note was the 5.7% growth in fee income.

•	Operating expenses rose 2.6%, less than half the inflation rate.

•	Lower provisions (-6.3%), which are tending toward normalization.

▶	Loans and total funds captured grew 7% and 8% year-on-year respectively, (+2% and +1%, respectively, higher than June 2013).

Santander Brazil is one of the three largest private sector banks in by total assets and the largest foreign bank in the country, with a market share in lending of 8.6%. It operates in the main regions of the country, with 3,661 branches and points of banking attention, 17,518 ATMs and more than 28 million customers.

Economic environment

Brazil is the world’s seventh largest economy (in nominal GDP terms), according to IMF estimates. GDP grew 0.9% in 2012. The IMF expects Brazil to be the sixth largest economy in 2013 and the fifth in 2016. The economy grew 1.5% in the second quarter, spurred by good harvests, construction and higher investment (+3.6%).

The labour market is still firm, with the jobless rate at an historic low. In August, the rate was 5.3%. Close to 273,000 new jobs have been created this year and real disposable incomes increased 1.3% in 12 months.

The central bank raised the Selic at its October meeting to 9.5%, the fifth consecutive rise since January, the last two by 50 b.p. each (one at its August meeting and the other one in October 2013). These measures should help to contain inflation, which was 5.9% at September, below the 6.5% maximum target for 2013.

The system’s total bank lending rose 1.1% in August and 16% year-on-year. This growth mainly came from directed lending (+2.3% in the month and +27% in 12 months). State banks’ lending increased 28% in 12 months, private sector banks 5% and foreign banks 7%.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of its IT platform.

•	Intensify customer relations.

•	Strengthen business in key segments such as high-income clients, SMEs, acquiring business, cards and real estate loans.

•	Continue to strengthen the Santander brand.

•	All of this accompanied by prudent risk management.

Further progress was made in implementing the strategy of greater customer linkage this year. In line with this, the “Cuenta Santander Combinada” was launched, which has a packet of personalized services to suit the needs of different types of clients, seeking to increase transactional banking. Various alliances were also forged, such as the one with Carsales, the Australian leader in the on-line sale of vehicles, in order to consolidate in the Brazilian market through the transfer of technology and knowledge, and greater focus in the operation.

“Santander Select” was launched in April 2013 for the high-income segment, following the model already developed in other countries by Grupo Santander. Specialized products and services were designed.

In cards, the bank has 52 million credit and debit cards: lending rose 6% in the last 12 months.

In line with the objective of strengthening acquiring business, an agreement was signed in August with iZettle. Our clients can now carry out debit and credit transactions via smartphones and tablets, with a reader of cards and software. This association will enable us to help small businesses to improve the financial management of their business and increase their sales in a safe way. This will boost our link within this target segment and our acquiring business in Brazil.

Banco Santander Brazil announced on September 26 tha it will optimise its capital structure by replacing Core Tier 1 capital stock of BRL 6,000 million (an amount that will be distributed on a pro rata basis among its shareholders) with new issue instruments eligible as regulatory capital for an equivalent value, which will be offered to the bank’s shareholders. The operation requires the necessary regulatory approvals and by the bank’s shareholders.

The new structure will improve the bank’s capital composition, by increasing the return on capital and maintaining at the same time the amount of total regulatory capital and capital ratios (BIS II of around 21.5% and BIS III fully loaded —estimate with full implementation— of about 18.9%) above those of other commercial banks in Brazil. With these ratios, the Group maintains its capacity to keep on growing its business in the country.

43	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Activity

Lending rose 2% in the third quarter, mainly mortgages and large companies.

In year-on-year terms growth was 7%, backed mainly by mortgages (+30%), where our market penetration is still low, and by lending to SMEs and large companies which increased 6% and 13%, respectively. On the other hand, consumer and revolving credit (“cheque especial” and “cheque empresa”) declined in the last 12 months.

Total funds were 1% higher than in June, mainly due to demand and savings deposits (+5%).

Year-on-year growth was 8%, with demand + savings deposits up 22%. Mutual funds increased 31%.

Santander Brazil’s market share in total loans is 8.6% (10.8% for unrestricted lending) and 7.6% in deposits.

Results

Gross income in the third quarter (all changes in local currency) amounted to EUR 3,127 million, 0.7% less than in the second quarter.

•	Net interest income declined 5.1% quarter-on-quarter, as the larger volumes did not offset the lower spreads on loans, largely resulting from the change of mix. Lower contribution of the ALCO portfolio due to active management, which produced higher trading gains (the latter rose over the second quarter, when they recorded an amount well below the average).

•	Fee income was lower, mainly from capital markets, which are more volatile and were very high in the second quarter. On the other hand, those from mutual funds and cash management rose.

Operating expenses increased in the quarter, due to the investments in business expansion and updating of contracts and rentals.

Moreover, the collective bargaining agreement, which is retroactive to September, was also signed.

Loan loss provisions made in the third quarter were at their lowest level of the last seven quarters (-11.2% quarter-on-quarter). This evolution confirms the path of improvement in credit quality as has been shown by indicators of early NPLs.

The NPL ratio was 6.12%, 37 b.p. lower than in June. Coverage was 92%, (+1 p.p. in the quarter).

Profit before tax was EUR 669 million (+8.4% quarter-on-quarter). This increase did not feed through to attributable profit because of the higher tax and minority interests.

Gross income in the first nine months was 6.8% lower at EUR 10,482 million, largely due to the fall in net interest income caused by the change of mix of the portfolio and the squeezing of credit spreads, partly offset by growth in lending volumes that was relatively moderate.

Fee income, on the other hand, increased 5.7% to EUR 2,211 million, backed by cards (+19% year-on-year) and insurance (+15%).

Operating expenses rose 2.6% year-on-year, less than half the inflation rate, absorbing the investments made to expand business and the wage agreement reached. Excluding amortizations, costs were flat and reflected the efforts made to control them in recent quarters.

Provisions for loan losses were 6.3% lower than in the first nine months of 2012.

After tax and minority interests, attributable profit declined 13.3% year-on-year to EUR 1,277 million.

Retail Banking’s profit was 19.0% lower, Global Wholesale Banking’s down 2.5% and Asset Management and Insurance’s 1.2%.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

(*)	Including letras financieras

GROSS INCOME

Constant EUR Million

(*)	In euros: -12.2%

JANUARY - SEPTEMBER	44

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

MEXICO (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	533	(1.4)		3.6	1,590	7.4		5.8
Net fees	204	3.7		9.2	615	13.1		11.4
Gains (losses) on financial transactions	31	(47.9)		(44.2)	145	111.5		108.4
Other operating income (1)	(12)	—		—	(19)	(29.7)		(30.8)
Gross income	756	(5.5)		(0.5)	2,330	12.9		11.2
Operating expenses	(310)	0.9		6.1	(918)	15.1		13.4
General administrative expenses	(280)	2.2		7.4	(825)	15.8		14.1
Personnel	(156)	2.8		8.0	(456)	16.4		14.7
Other general administrative expenses	(124)	1.4		6.7	(368)	15.1		13.4
Depreciation and amortisation	(30)	(9.6)		(4.9)	(93)	9.4		7.7
Net operating income	446	(9.5)		(4.6)	1,412	11.4		9.8
Net loan-loss provisions	(257)	39.9		45.4	(583)	89.1		86.3
Other income	(3)	104.0		52.3	21	(37.0)		(37.9)
Profit before taxes	186	(39.6)		(35.1)	850	(14.3)		(15.6)
Tax on profit	(23)	(47.4)		(43.5)	(108)	(34.1)		(35.0)
Profit from continuing operations	163	(38.3)		(33.7)	742	(10.4)		(11.8)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	163	(38.3)		(33.7)	742	(10.4)		(11.8)
Minority interests	39	(38.7)		(34.2)	178	—		—
Attributable profit to the Group	123	(38.2)		(33.5)	564	(31.8)		(32.8)
BALANCE SHEET
Customer loans (2)	21,007	(6.4)		(2.0)	21,007	(2.5)		4.8
Trading portfolio (w/o loans)	10,306	(18.5)		(14.6)	10,306	(19.6)		(13.6)
Available-for-sale financial assets	3,116	(2.4)		2.2	3,116	(6.4)		0.6
Due from credit institutions (2)	7,518	28.4		34.4	7,518	6.3		14.2
Intangible assets and property and equipment	377	(0.8)		3.8	377	12.4		20.8
Other assets	4,931	3.3		8.2	4,931	(0.9)		6.5
Total assets/liabilities & shareholders’ equity	47,254	(4.1)		0.4	47,254	(5.6)		1.4
Customer deposits (2)	25,783	(8.5)		(4.2)	25,783	6.7		14.7
Marketable debt securities (2)	2,456	60.1		67.7	2,456	82.9		96.5
Subordinated debt (2)	—	—		—	—	—		—
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	4,472	(7.4)		(3.0)	4,472	(33.6)		(28.7)
Other liabilities	11,028	3.3		8.2	11,028	(23.4)		(17.7)
Shareholders’ equity (3)	3,515	(13.7)		(9.6)	3,515	2.4		10.1
Other customer funds under management	10,293	(4.6)		(0.1)	10,293	(2.7)		4.5
Mutual funds	10,293	(4.6)		(0.1)	10,293	(2.7)		4.5
Managed portfolios	—	—		—	—	—		—
Customer funds under management	38,532	(4.9)		(0.4)	38,532	6.8		14.7
RATIOS (%) AND OPERATING MEANS
ROE	12.94	(5.78	p.)		18.88	(7.04	p.)
Efficiency ratio (with amortisations)	41.0	2.6	p.		39.4	0.8	p.
NPL ratio	3.58	1.38	p.		3.58	1.89	p.
NPL coverage	99.0	(43.7	p.)		99.0	(76.4	p.)
Number of employees	14,486	1.3			14,486	8.5
Number of branches	1,229	1.2			1,229	9.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: -9.5%

CONSOLIDATED PROFIT

Constant EUR Million

(*)	In euros: -38.3%

45	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Mexico (all changes in local currency)

▶	Attributable profit in the third quarter was EUR 123 million, 33.5% lower than in the second quarter, due to various effects:

•	A positive impact from the good dynamics of recurring commercial revenues: Net interest income was up 3.6% and fee income 9.2%.

•	Impact on costs and provisions of an extraordinary charge.

▶	Attributable profit for the first nine months was EUR 564 million. Before minority interests 11.8% lower:

•	Gross income kept up double-digit growth (+11.2%) and came from the main lines.

•	Expenses rose 13.4%, because of increased installed capacity and different quarterly distribution of costs.

•	Provisions were 86.3% higher, by the impact of homebuilders and the change in regulation in 2013, and the release in the first half of 2012.

▶	Lending and deposits excluding repos increased 9% year-on-year.

•	Growth in the quarter of 3% in lending and 9% in demand deposits, following the strategy to increase this type of deposits.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.8% and 14.8% in deposits. It has 1,229 branches and 10.5 million customers.

Economic environment

GDP growth slowed in the second quarter to 1.5% year-on-year from 3.3% in the fourth quarter of 2012. On the political front, the government presented to Congress energy reforms and the economic programme for 2014 that includes a tax reform proposal. The Financial Reform was also approved in the third quarter.

Inflation eased in the third quarter to 3.4%. The core rate remained at below 3%. The peso depreciated 5% against the euro in the third quarter to MXN 17.8/EUR. The banking system’s lending and deposits increased by around 3% in the second quarter. The Banxico benchmark interest rate was cut by 25 b.p. to 3.75%.

Strategy

The focus remained on the high-income and SMEs segments. In the latter, the Group is the leader with growth of 29% y-o-y. In order to increase the transaction linkage of customers,

campaigns to improve the lending rates if various services are contracted were run, as well as differentiated customer attention models supported by a solid multi channel distribution platform. Installed capacity continued to be increased, and the number of personal banking points of attention rose from 66 in 2012 to 191 in 2013.

Activity

Lending grew 9% year-on-year (+14% in retail banking). Consumer credit rose 8%, cards and companies 8% and mortgages 13%. In the third quarter, lending rose 3%. Of note was that of SMEs (+5%) and cards (+3%). Deposits excluding repos rose 9% year-on-year (demand: +22%; time -10%) and mutual funds 5%. Growth in both loans and deposits was higher than the sector’s.

Results

In the third quarter net interest income rose 3.6% over the second quarter, due to the growth in volumes and management of spreads; fee income increased 9.2%, mainly due to investment banking. Trading gains dropped over a high second quarter.

Operating expenses increased 6.1% in the third quarter due to business expansion and the change in regulations pertaining to employee profit sharing.

Provisions rose 45.4% mainly affected by homebuilders (the charge made in the second quarter, in local criteria, was against reserves, and under IFRS it should be recorded against profits). Moreover, the regulations change regarding companies which are now provisioned by expected loss, caused an increase in provisions.

The NPL ratio was 3.6% and coverage 99%. The higher NPLs in the quarter was fully due to homebuilders. Excluding them, NPLs were basically stable.

Gross income in the first nine months maintained its double-digit growth (+11.2%), with the main lines performing well. Of note was fee income (+11.4%) and net interest income (+5.8%).

Operating expenses increased 13.4% because of greater installed capacity (opening of 106 branches in 12 months) and the change from a seasonal profile to a more proportional distribution of the costs envisaged for the year. Loan-loss provisions increased 86.3%, due to the aforementioned impacts and the release of provisions in the first half of 2012.

Net profit was EUR 742 million (-11.8%). The efficiency ratio was 39.4% and the recurrence ratio 74.6%. The ROE was 18.9%.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

GROSS INCOME

Constant EUR Million

(*)	In euros: -5.5%

JANUARY - SEPTEMBER	46

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

CHILE (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	447	9.8		16.1	1,264	0.8		3.4
Net fees	89	(9.4)		(3.3)	293	(13.4)		(11.2)
Gains (losses) on financial transactions	38	(28.0)		(23.1)	122	26.8		30.1
Other operating income (1)	1	(73.2)		(67.7)	13	36.4		39.9
Gross income	575	2.2		8.3	1,692	(0.4)		2.2
Operating expenses	(233)	(6.0)		(0.0)	(716)	3.5		6.2
General administrative expenses	(206)	(7.0)		(1.2)	(632)	2.1		4.8
Personnel	(127)	(7.5)		(1.6)	(391)	0.8		3.4
Other general administrative expenses	(78)	(6.3)		(0.4)	(241)	4.3		7.0
Depreciation and amortisation	(28)	2.9		9.2	(84)	15.0		18.0
Net operating income	342	8.6		14.9	976	(3.1)		(0.6)
Net loan-loss provisions	(153)	4.1		10.3	(456)	9.4		12.2
Other income	6	63.5		69.1	8	—		—
Profit before taxes	194	13.6		19.9	529	(10.4)		(8.1)
Tax on profit	(28)	(9.1)		(4.0)	(74)	(5.0)		(2.6)
Profit from continuing operations	166	18.6		25.0	455	(11.3)		(9.0)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	166	18.6		25.0	455	(11.3)		(9.0)
Minority interests	51	17.0		23.4	138	(11.3)		(9.0)
Attributable profit to the Group	116	19.3		25.8	316	(11.2)		(8.9)
BALANCE SHEET
Customer loans (2)	29,697	(1.3)		1.9	29,697	(1.1)		10.4
Trading portfolio (w/o loans)	1,086	(26.1)		(23.8)	1,086	(36.8)		(29.4)
Available-for-sale financial assets	2,485	4.9		8.3	2,485	(13.9)		(3.9)
Due from credit institutions (2)	2,888	(7.5)		(4.5)	2,888	(23.5)		(14.5)
Intangible assets and property and equipment	324	(4.8)		(1.8)	324	(11.3)		(1.0)
Other assets	3,274	23.1		27.0	3,274	(7.3)		3.6
Total assets/liabilities & shareholders’ equity	39,753	(0.7)		2.5	39,753	(6.1)		4.9
Customer deposits (2)	22,076	0.5		3.8	22,076	(4.8)		6.3
Marketable debt securities (2)	5,949	(1.3)		1.9	5,949	(6.0)		5.0
Subordinated debt (2)	1,005	(3.3)		(0.1)	1,005	(14.4)		(4.5)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	4,615	(1.6)		1.6	4,615	(7.0)		3.9
Other liabilities	3,894	(3.0)		0.1	3,894	(13.8)		(3.8)
Shareholders’ equity (3)	2,213	(4.3)		(1.2)	2,213	3.5		15.6
Other customer funds under management	5,670	(0.3)		2.9	5,670	19.3		33.3
Mutual and pension funds	4,290	(1.4)		1.8	4,290	(9.7)		0.8
Managed portfolios	1,380	3.3		6.6	1,380	—		—
Customer funds under management	34,700	(0.0)		3.2	34,700	(2.1)		9.3
RATIOS (%) AND OPERATING MEANS
ROE	20.59	5.09	p.		17.39	(3.21	p.)
Efficiency ratio (with amortisations)	40.6	(3.5	p.)		42.3	1.6	p.
NPL ratio	6.00	0.19	p.		6.00	1.00	p.
NPL coverage	49.7	(0.2	p.)		49.7	(11.1	p.)
Number of employees	12,299	0.6			12,299	(0.3)
Number of branches	488	(2.6)			488	(1.6)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: +8.6%

ATTRIBUTABLE PROFIT

Constant EUR Million

(*)	In euros: +19.3%

47	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Chile (all changes in local currency)

▶	Attributable profit in the third quarter was EUR 116 million, 25.8% more than in the second quarter.

•	Gross income increased 8.3%, due to net interest income (+16.1%) that benefited from the rise in inflation and growth in target segments.

•	Operating expenses were flat.

•	Loan loss provisions rose 10.3% mainly due to one-off events in companies.

▶	Attributable profit of EUR 316 million in the first nine months. Year-on-year fall of 8.9% due to the negative impact of low inflation, the regulation of commissions and higher provisions, although the latter rising at a slower pace in year-on-year terms.

▶	Lending rose 10% year-on-year and deposits 5% (+2% and +4%, respectively, over June 2013.

Santander is the largest financial group in Chile in terms of assets. It has 488 branches and 3.3 million customers and market shares of 19.0% in loans and 16.6% in deposits.

Economic environment

The economy grew by between 4% and 5%. Investment moderated and private consumption remained robust, backed by good labour market conditions and an unemployment rate of less than 6%. The central bank held inflation within its target range and its key interest rate was cut in October by 25 b.p. to 4.75% (it has been at 5% since January 2012). The peso depreciated 1.4% against the euro in the third quarter and 7.6% in the first nine months.

The banking system’s lending rose 11% and deposits 9%.

Strategy

The Group continued to focus on ensuring long-term profitability in a scenario of lower spreads and higher NPLs. Part of the strategy involves boosting the growth of business with high and medium income segments, companies and SMEs. In line with this, the new range of “Santander Select” was launched, with products and services for high-income clients.

Santander continued to improve processes in order to enhance operating efficiency and customer satisfaction, adjusting attention models and promoting multichanneling, while keeping a very close watch on risk levels.

Activity

Lending rose 10% year-on-year (high-income segment: +12%; SMEs and companies: +16%). Deposits increased 5% (+12% demand deposits). Lending in the third quarter was 2% higher than in the second and deposits 4%.

Results

In the third quarter, gross income rose 8.3% quarter-on-quarter, backed by:

•	Net interest income increased 16.1%, mainly due to higher inflation. In the third quarter, inflation (UF) was 1.0%, the highest quarterly figure, compared to slightly negative (-0.1%) in the second quarter. This was coupled with the faster growth in volumes in target segments (high-income clients and SMEs rose close to 4% in the quarter).

•	Fee income was 3.3% lower, with a good performance by GBM, while that from insurance and cards continued to be affected by regulatory changes.

•	Trading gains were lower than in the second quarter, when they were high, due to portfolio sales and the change in long-term interest rates.

Loan-loss provisions increased 10.3%, impacted by some one-off events in companies. The risk premium remained stable.

Profit before tax was 19.9% higher than in the second quarter. After tax and minority interests, attributable profit rose 25.8%.

Gross income changed trend and grew 2.2% year-on-year. Net interest income was up 3.4% and trading gains also performed well, while fee income dropped 11.2%, due to regulatory impacts. Operating expenses rose 6.2% because of the improved installed capacity and provisions grew 12.2% (a slower pace).

Attributable profit was 8.9% lower (-22.9% in the first half).

The efficiency ratio was 42.3%, the recurrence ratio 46.4% and ROE 17.4%. The NPL ratio was 6.00% and coverage 50%.

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

GROSS INCOME

Constant EUR Million

(*)	In euros: +2.2%

JANUARY - SEPTEMBER	48

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Argentina

Attributable profit was EUR 88 million in the third quarter, 18.3% more than the second quarter. Gross income rose 10.2%, spurred by growth in net interest income, fee income and trading gains. This, combined with stable costs, pushed up net operating income by 19.8%. All percentages are in local currency.

Profit in the first nine months was EUR 254 million, 31.0% more than in the same period of 2012. Gross income and net operating income rose by more than 30%. The efficiency ratio was 46.4%, the recurrence ratio 82.6%, ROE 38.7%, the NPL ratio 1.45% and coverage 137%.

Lending increased 33% year-on-year and deposits 32% (demand deposits: +29% and time: +38%).

Santander Río is one of the country’s leading banks, with market shares of 8.8% in lending and 9.1% in deposits. It has 377 branches and 2.5 million customers.

Moreover, Santander Río was named the best bank in Argentina in Internet and the best in Latin America in Mobile Banking by Global Finance.

The economy grew at an annual rate of 8.2% in the second quarter (+3.1% in the first quarter). Inflation was more than 10%, and interest rates reached 18%. The financial system is strong, with a NPL ratio of 1.9%, coverage of 133%, high levels of liquidity and a capital ratio of 13.3%. Both, lending and deposits grew 34% in the last 12 months.

Santander continued to focus on transaction services and collection and payment methods via an offer tailored to suit the needs of each customer segment. The objective is to continue to increase recurring revenues, on the basis of low cost demand deposits and higher revenues from services.

The strategy continued to focus on strengthening penetration and linkage in the high income and SMEs segments, developing improvements in key products and measures to enhance the quality of service. This is increasing linkage and the profitability of these clients.

The bank renewed its customer relationship model (CRM) in order to improve the attention given to individuals and SMEs in branches and implemented new Mobile Banking functions.

Uruguay

Attributable profit was EUR 14 million in the third quarter, 13.4% more in local currency than in the second quarter. Profit in the first nine months was EUR 42 million (+16.3%y-o-y). Gross income rose 12.5% and personnel and general costs 6.6% (below inflation).

The Group maintained its leadership in Uruguay. Santander is the largest private sector bank in the country, with a market share in lending of 18.0% and 16.2% in deposits. The consumer finance company Creditel is the best positioned and with the highest brand awareness. Overall, the Group has 83 branches and 274,000 customers.

The economy grew at an annual rate of 5.6% in the second quarter. Inflation remained high at around than 9%, well above the target range of 4%-6%. As a result, new monetary policy measures were taken in the third quarter via control of monetary aggregates, which replaced the monetary policy interest rate and produced a sharp contraction in the peso market, with high volatility and hikes in interest rates.

Total lending in the country grew 16% and deposits increased 11%. The respective growth rates for the bank were in line with the system’s in loans and higher in deposits (+12%).

The Group continued to develop retail banking, focusing on means of payment and products for SMEs. The strategy in corporate banking was to maintain a close and efficient service for clients. This strengthened the main pillars of management: generation of recurring results; customer business; improvement in efficiency (-3 p.p.) and optimization of spending. Retail banking loans rose 20% and retail deposits accounted for 75% of the bank’s funding. Fee-generating businesses continued to grow; income from foreign trade services, insurance and custody rose by more than 20%, and the total fee income increased 15.7% year-on-year.

Retail banking focused on providing a differentiated service for each customer segment. The bank is developing a customer attention model centred on the quality of service, continuous improvement and operational excellence.

The efficiency ratio was 63.1% and the recurrence ratio 35.8%. The quality of the lending portfolio remains excellent. The NPL ratio is very low at 0.96% and coverage very high at 266%.

ATTRIBUTABLE PROFIT. ARGENTINA

Constant EUR Million

(*)	In euros: +10.4%

ATTRIBUTABLE PROFIT. URUGUAY

Constant EUR Million

(*)	In euros: +2.1%

49	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Puerto Rico

Attributable profit in the third quarter was EUR 12 million and EUR 64 million in the first nine months (+69.8% year-on-year in local currency). This increase was mainly due to the strategy of reducing the cost of funds (including customer deposits), the good evolution of loan-loss provisions and a positive tax impact.

Santander Puerto Rico has 115 branches, 412,000 customers and market shares of 11.1% in loans, 13.6% in deposits and 21.2% in mutual funds.

The index of economic activity, which measures the monthly evolution based on four indicators, (employment, sale of cement, gasoline consumption, and electric power generation) dropped 5% in July for the eighth consecutive month. However, the revenue of the General Fund began to increase because of the recently approved tax reform which includes a rise in the tax rate from 30% to 39%, an expansion on the base of the sales tax and a new gross receipts tax of 1% for financial institutions.

In this environment, the bank concentrated on selective growth strategies. Of note: 12% year-on-year increase in credit cards, backed by “Santander JetBlue” with more than 20,000 cards issued; the “Select” customer attention model, recently launched that shows positive initial results and companies continuing to strengthen their customer base and boosting their volumes of transactions. Meanwhile, the focus on customer linkage and improving their satisfaction was maintained.

Total lending increased 2%, due to a sharp rise in commercial and consumer credit (+25% and +4%, respectively), which offset the strategy of reducing mortgage lending. Deposits grew 3% (demand deposits: +4%). The loan-to-deposit ratio was 106% at the end of September.

The efficiency ratio was 56.8% and the recurrence ratio 39.6%. The trend of credit risk indicators continued to be positive.

The NPL ratio was 6.33% and coverage 62% (improvements of 213 b.p. and 237 p.p., respectively, over September 2012), due to the restructuring of loan portfolios and the positive performance of the commercial portfolio.

Peru

Net profit was EUR 5 million in the third quarter and EUR 14 million in the first nine months (+25.1% y-o-y in local currency).

Gross income was 40.2% higher spurred by business growth, and costs increased 51.0%, following the start up of a new auto finance company. Excluding the impact of this new business, gross income increased 34%, costs 17% and net profit 32%.

The economy expanded 5.1% in the first half of 2013, a slower pace due to the fall in the price of metals and the lower external demand.

The annual rate of inflation was 2.8% in September and the central bank held its benchmark rate at 4.25%, but has been adopting measures to reduce and make more flexible the cash reserve requirements to promote greater liquidity.

The sol depreciated 1.4% against the euro in the third quarter (9.6% in the first nine months). Public debt was 18% of GDP, one of the lowest levels in the region, and currency reserves were $67,200 million (more than 30% of GDP).

Santander focuses on companies and the Group’s global clients. It strives for a close relationship with customers, offering a quick and quality service and taking advantage of the synergies with the Group’s other units. Lending rose 29% and deposits were stable in the last 12 months.

At the end of 2012, Santander launched an auto finance entity in Peru together with a leading international partner with a lot of experience in Latin America. The company has a specialized business model that operates with all brands and auto dealers in the country. At the end of September, it had granted more than 2,500 loans.

The efficiency ratio was 34.8%, the NPL ratio remained low (0.15%) and coverage remained very high (1,306%).

ATTRIBUTABLE PROFIT. PUERTO RICO

Constant EUR Million

(*)	In euros: -65.3%

ATTRIBUTABLE PROFIT. PERU

Constant EUR Million

(*)	In euros: +0.9%

JANUARY - SEPTEMBER	50

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

UNITED STATES (EUR Million)

		Var. o/ 2Q’13				Var. o/ 9M’12
	3Q’13	(%)		(%) w/o FX	9M’13	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	347	(3.7)		(2.2)	1,074	(16.6)		(14.2)
Net fees	98	(0.8)		0.6	290	0.8		3.7
Gains (losses) on financial transactions	(8)	—		—	58	(68.7)		(67.8)
Other operating income (1)	72	(0.9)		0.9	244	8.9		12.1
Gross income	509	(7.4)		(5.9)	1,666	(16.1)		(13.7)
Operating expenses	(328)	9.7		11.2	(924)	5.0		8.0
General administrative expenses	(284)	9.0		10.5	(805)	4.3		7.2
Personnel	(160)	6.7		8.2	(458)	7.6		10.7
Other general administrative expenses	(123)	12.1		13.6	(346)	0.1		3.0
Depreciation and amortisation	(44)	14.6		16.1	(119)	10.3		13.5
Net operating income	181	(27.8)		(26.4)	742	(32.8)		(30.9)
Net loan-loss provisions	13	—		—	(19)	(90.7)		(90.4)
Other income	(27)	193.5		196.3	(45)	(76.2)		(75.5)
Profit before taxes	167	(29.4)		(28.1)	679	(5.1)		(2.3)
Tax on profit	(3)	(94.2)		(93.6)	(92)	(32.1)		(30.2)
Profit from continuing operations	164	(13.9)		(12.3)	587	1.3		4.2
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	164	(13.9)		(12.3)	587	1.3		4.2
Minority interests	—	—		—	—	—		—
Attributable profit to the Group	164	(13.9)		(12.3)	587	1.3		4.2
BALANCE SHEET
Customer loans (2)	38,184	(3.8)		(0.7)	38,184	(8.8)		(4.7)
Trading portfolio (w/o loans)	144	(12.9)		(10.1)	144	(53.9)		(51.8)
Available-for-sale financial assets	8,921	(19.9)		(17.3)	8,921	(36.1)		(33.3)
Due from credit institutions (2)	466	17.3		21.1	466	(24.2)		(20.8)
Intangible assets and property and equipment	558	0.6		3.9	558	5.0		9.7
Other assets	7,012	5.7		9.2	7,012	9.7		14.5
Total assets/liabilities & shareholders’ equity	55,286	(5.6)		(2.5)	55,286	(13.2)		(9.3)
Customer deposits (2)	36,181	(3.8)		(0.7)	36,181	(5.9)		(1.7)
Marketable debt securities (2)	1,167	41.8		46.4	1,167	39.3		45.5
Subordinated debt (2)	1,761	(2.9)		0.2	1,761	(29.7)		(26.6)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions (2)	8,451	(18.4)		(15.7)	8,451	(39.4)		(36.7)
Other liabilities	1,934	(2.5)		0.7	1,934	(26.8)		(23.6)
Shareholders’ equity (3)	5,793	(3.1)		0.0	5,793	9.6		14.5
Other customer funds under management	—	—		—	—	(100.0)		(100.0)
Mutual and pension funds	—	—		—	—	—		—
Managed portfolios	—	—		—	—	(100.0)		(100.0)
Customer funds under management	39,109	(2.8)		0.3	39,109	(6.4)		(2.3)
RATIOS (%) AND OPERATING MEANS
ROE	11.12	(1.51	p.)		13.35	(1.45	p.)
Efficiency ratio (with amortisations)	64.5	10.0	p.		55.5	11.1	p.
NPL ratio	2.26	0.04	p.		2.26	(0.05	p.)
NPL coverage	96.6	(6.2	p.)		96.6	(13.1	p.)
Number of employees	9,571	1.1			9,571	1.3
Number of branches	706	(1.8)			706	(2.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

NET OPERATING INCOME

Constant EUR Million

(*)	In euros: -27.8%

ATTRIBUTABLE PROFIT

Constant EUR Million

(*)	In euros: -13.9%

51	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

United States

▶	On October 17, Sovereign Bank, N.A. changed its name to Santander Bank, N.A., completing the change of brand process and taking an essential step forward in developing the Santander model in the US.

▶	Attributable profit of $217 million in the third quarter, 12.3% lower than the second quarter.

•	Santander Bank impacted by lower volumes and sale of ALCO portfolios, partly offset by provisions recovery.

•	SCUSA contributed $97 million to the Group’s profit.

▶	Attributable profit in the first nine months of $772 million (+4.2%).

•	Santander Bank’s net operating income was lower because of the impact of the sale of portfolios and higher costs from the development of new businesses. These effects were offset by reduced provisions and writedowns.

•	SCUSA increased its contribution by 4.2% to $346 million.

▶	The franchise’s commercial transformation began to be reflected in growth in lending and deposits from companies segments.

▶	NPL ratio (2.26%) and coverage (97%) underscored the high credit quality.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: commercial banking, via its subsidiary Santander Bank (former Sovereign Bank), and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA), recorded by the equity accounted method.

Santander Bank is a national bank with a strong presence in the northeast, one of the country’s most prosperous areas. It has 706 branches, 2,100 ATMs and 1.7 million customer-households. Its business model is focused on retail customers and companies.

SCUSA, based in Dallas, specialises in consumer finance, mainly auto finance in the non-prime segment.

Economic environment

Business was conducted in an environment of moderate growth. The Federal Reserve (Fed) held its short-term interest rates. A debate on possibly withdrawing the unconventional stimulus was opened.

The rise in long-term interest rates produced a significant fall in mortgages origination.

Loans by banks to companies increased 2.0% in the second quarter over the first quarter. Real estate remained virtually flat. Consumer credit rose 1.4%. Deposits were down 0.3% over the first quarter.

In auto finance, consumers continued to buy new and used cars, with prices at historically high levels. As well as these positive conditions, the liquidity scenario in the securitisations market was good.

Strategy

Sovereign Bank, N.A. changed its name to Santander Bank, N.A. The Santander brand will help to change the perception from a regional to a global bank, resulting in increased sales capacities particularly in segments such as large companies.

The greater focus of Santander Bank on commercial activity resulted in a reorganization of the business areas in the third quarter, giving greater visibility to key areas for the development of businesses such as Investments, Auto Finance and Specialties (niche business).

SCUSA’s strategy is to continue to strengthen its auto finance franchise on several fronts such as organic growth, strategic alliances (e.g. Chrysler), growth in the platform of direct credits to clients via Internet (Roadloans.com) and the opportunities of expansion offered by the efficient turnkey operation of portfolio servicing to other companies.

Backed by these strengths, SCUSA began to develop diversification initiatives through agreements with Bluestem and Lending Club which enabled it to begin growth in consumer credits without guarantee.

Activity

Measures adopted in recent months included the agreement with Chrysler which boosts SCUSA’s auto finance and enabled Santander Bank to enter the Dealer Floor Plan, establishing the auto finance division to manage this operation.

The greater co-operation between GBM and the Large Companies Area is improving the offer of products and services by taking advantage of the GBM platform. New lending for GBM as a whole was 16% higher, and deposits from Large Companies 27% in the year-to-date.

SANTANDER BANK. INCOME STATEMENT (US$ Million)

	3Q’13	2Q’13	Var.(%)	9M’13	9M’12	Var.(%)
Gross income	579	616	(6.1)	1,851	2,207	(16.1)
Net operating income	144	226	(36.0)	634	1,084	(41.5)
Attributable profit to the Group	120	146	(17.6)	427	410	4.1

JANUARY - SEPTEMBER	52

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

ACTIVITY

% var. Sep’13 / Sep’12 (constant EUR)

GROSS INCOME

Constant EUR Million

(*)	In euros: -7.4%

In July, Santander Bank bought back from FNMA a portfolio of multifamily loans of high quality which were already served by the bank. This, coupled with growth in commercial and industrial loans was reflected in a 2% year-on-year increase in this type of credit. Exposure to real estate was cut by 6%.

This evolution, however, was not reflected in the bank’s total lending, which was 5% lower in dollar terms year-on-year, due to the fall in portfolios in run off and the strategy followed in the mortgage segment, consisting of origination of mortgages for their subsequent sale.

The improvement in the portfolio’s composition, combined with strict risk management, produced a further decline in the NPL ratio to 2.26% and maintained coverage of around 97%.

Total deposits were 2% lower year-on-year, because of reduced balances of term deposits, in line with the policy to improve the financial cost. Demand deposits, on the other hand, rose 7%.

Positive evolution in the retail segment of growth in new deposits (+2% year-on-year). This growth came from core deposits (+9%), as time deposits fell. In the corporate segment, deposits increased 8% over September 2012 also because of low cost deposits.

The focus on capturing lower cost deposits together with the management of issues and wholesale funding enabled the cost of funding to improve.

As regards investment portfolios, and on the basis of a new interest rate environment, positions with a greater exposure to interest rate changes were sold. This impacted net interest income and trading gains.

As for SCUSA, the agreement in February with Chrysler Group and the positive evolution of the auto finance market continued to spur the origination of new lending.

Other alliances this year enabled SCUSA to begin offering personal loans and credit cards, in line with its strategic plan.

SCUSA’s new lending was more than double that in 2012.

Results

The group’s gross income was 5.9% lower in the third quarter than in the second. This was due to the lower contribution of Santander Bank, mainly because of the fall in trading gains and lower net interest income as a result of pressure on volumes and the sale of ALCO portfolios.

Expenses rose in the third quarter, partly due to non-recurring expenses from the development of the franchise (e.g. rebranding, depreciation, etc.). Additionally provisions were recovered in the quarter.

SCUSA reflects business seasonality and the greater initial requirement in constituting provisions derived from the faster pace of new lending in the past few quarters.

Attributable profit was $217 million in the third quarter, 12.3% less than in the second quarter.

Profit for the first nine months was $772 million, 4.2% higher than the same period of 2012. This was due to the negative impact in 2012 of the charge made for the Trust Piers issue.

Eliminating this, attributable profit was 11% lower as a result of the sale of investment portfolios as well as revenues that continued to be affected by market conditions and costs that still reflect the investments made to develop the franchise. These effects were partly offset by lower provisions.

These results include a contribution of SCUSA of $346 million, 4.2% higher year-on-year. SCUSA maintains a solid trend in volumes growth, partly from the agreement with Chrysler, which are not yet feeding through to profits because of the higher provisions for new lending.

SCUSA. CONTRIBUTION TO THE GROUP

Constant EUR Million

(*)	In euros: -6.6%

53	JANUARY - SEPTEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

CORPORATE ACTIVITIES (EUR Million)

	3Q’13	2Q’13	Var. (%)	9M’13	9M’12	Var. (%)
INCOME STATEMENT
Net interest income	(526)	(509)	3.3	(1,615)	(1,414)	14.2
Net fees	(19)	(20)	(1.7)	(52)	(25)	105.9
Gains (losses) on financial transactions	330	359	(8.2)	920	515	78.7
Other operating income	47	28	67.3	110	135	(18.8)
Dividends	23	4	436.1	31	45	(30.0)
Income from equity-accounted method	(4)	(2)	175.9	(8)	(2)	332.9
Other operating income/expenses	28	25	11.8	86	92	(6.5)
Gross income	(168)	(141)	18.9	(638)	(789)	(19.2)
Operating expenses	(170)	(177)	(4.2)	(526)	(476)	10.6
General administrative expenses	(154)	(134)	15.4	(448)	(374)	19.7
Personnel	(35)	(60)	(41.7)	(160)	(143)	12.0
Other general administrative expenses	(119)	(73)	62.3	(287)	(231)	24.4
Depreciation and amortisation	(16)	(44)	(63.5)	(78)	(101)	(22.9)
Net operating income	(338)	(319)	6.1	(1,164)	(1,265)	(8.0)
Net loan-loss provisions	14	(189)	—	(203)	(31)	560.1
Other income	(124)	(89)	39.0	(279)	(116)	140.1
Ordinary profit before taxes	(447)	(596)	(25.0)	(1,646)	(1,412)	16.5
Tax on profit	24	73	(68.0)	151	(93)	—
Ordinary profit from continuing operations	(424)	(523)	(18.9)	(1,494)	(1,505)	(0.7)
Net profit from discontinued operations	—	—	—	—	0	(100.0)
Ordinary consolidated profit	(424)	(523)	(18.9)	(1,494)	(1,505)	(0.7)
Minority interests	(2)	(2)	14.4	(4)	0	—
Ordinary attributable profit to the Group	(422)	(521)	(19.0)	(1,491)	(1,505)	(1.0)
Net capital gains and provisions	—	—	—	—	927	(100.0)
Attributable profit to the Group	(422)	(521)	(19.0)	(1,491)	(579)	157.5
BALANCE SHEET
Trading portfolio (w/o loans)	4,772	5,291	(9.8)	4,772	9,940	(52.0)
Available-for-sale financial assets	18,590	22,421	(17.1)	18,590	6,337	193.4
Investments	237	206	15.2	237	76	210.4
Goodwill	23,729	23,878	(0.6)	23,729	25,178	(5.8)
Liquidity lent to the Group	23,862	30,515	(21.8)	23,862	47,793	(50.1)
Capital assigned to Group areas	70,193	72,619	(3.3)	70,193	70,602	(0.6)
Other assets	62,816	58,275	7.8	62,816	91,513	(31.4)
Total assets/liabilities & shareholders’ equity	204,200	213,205	(4.2)	204,200	251,439	(18.8)
Customer deposits (1)	4,916	5,978	(17.8)	4,916	3,150	56.0
Marketable debt securities (1)	69,149	74,891	(7.7)	69,149	81,730	(15.4)
Subordinated debt (1)	4,593	4,412	4.1	4,593	4,889	(6.0)
Other liabilities	44,677	46,976	(4.9)	44,677	81,859	(45.4)
Group capital and reserves (2)	80,866	80,947	(0.1)	80,866	79,811	1.3
Other customer funds under management	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	78,657	85,281	(7.8)	78,657	89,769	(12.4)
OPERATING MEANS
Number of employees	2,490	2,544	(2.1)	2,490	2,377	4.8

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

JANUARY - SEPTEMBER	54

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

▶	Corporate Activities registered a loss of EUR 422 million in the third quarter compared to one of EUR 521 million in the second quarter when a provisions charge was made for the integration process in Spain

▶	The loss for the first nine months was EUR 1,491 million, similar to that of the same period of 2012 before net capital gains.

Corporate activities posted a loss of EUR 1,491 million in the first nine months, compared to one of EUR 1,505 million in the same period of 2012, before the extraordinary capital gains from the sale of the unit in Colombia and the insurance operation in Spain and Portugal.

Within Corporate Activities, the financial management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitizations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity, and low consumption of capital.

•	The purpose of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the sources.

•	Management of the exposure to exchange-rate movements is also carried out on a centralized basis. This management (which is dynamic) is conducted through exchange-rate derivatives, optimizing at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro. The Group believes it is necessary to immunize the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, the UK, Mexico, Chile, USA and Poland and the instruments used are spot, FX forwards or tunnel options. EUR 22,165 million are currently hedged.

Exposures of a temporary nature — those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies — are also actively managed on a centralized basis, in order to limit the volatility in euros.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilizing the funds during the life of the operation.

Lastly, and more marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

The main developments were:

•	Net interest income was EUR 526 million negative in the third quarter compared to EUR 520 million also negative in the same period of 2012 and EUR 509 million in the second quarter of 2013. This amount incorporates the cost associated with the policy of strengthening liquidity that the Group has been implementing since the middle of 2012, and which, combined with the current low level of market interest rates, has caused net interest income to deteriorate temporarily. It also includes the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between customer lending and deposits)

•	Gains on financial transaction, which are mainly those from the centralized management of interest rates and currency risk of the parent bank and from equities, were EUR 920 million positive in the first nine months, compared to EUR 515 million also positive in the same period of 2012.

•	Operating expenses in the third quarter were virtually unchanged from the first and second quarters. Costs for the first nine months were higher largely because of general expenses (partly linked to higher indirect taxes).

•	Net loan-loss provisions were EUR 14 million, much lower than in the second quarter (EUR 189 million) which incorporated a charge related to the integration in Spain, as the Santander and Banesto loan portfolios were homogenized to the most conservative criteria. Including the charge, provisions in the first nine months were EUR 203 million compared to EUR 31 million in the same period of 2012.

•	Other income in the third quarter, which includes provisions and writedowns, was EUR 279 million negative compared to EUR 116 million also negative in the third quarter of 2012. This difference was basically due to a temporary mismatch of the various provisions and writedowns, which were anticipated at the consolidated level and are not recorded in the results of the different units until they materialise.

•	Lastly, the tax line records a recovery of EUR 151 million in the first nine months compared to a charge of EUR 93 million in the same period of 2012, as a result of adjustments in the consolidation process.

55	JANUARY - SEPTEMBER

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Retail Banking

▶	Attributable profit of EUR 1,316 million in the third quarter, 4.1% higher than in the second quarter (+8.7% excluding exchange rate impact).

•	Lower gross income (-1.8%) because of trading gains and stable net interest income.

•	Lower loan-loss provisions.

▶	Attributable profit of EUR 3,937 million in the first nine months (-14.0% year-on-year) and -9.9% excluding exchange rate impact.

•	Lower gross income in an environment of reduced activity and low interest rates.

•	Partially offset with lower provisions.

▶	Loans and deposits remained unchanged in the quarter. In year-on-year terms, loans were 2% lower and deposits 5% higher.

Retail banking accounted for 85% of the Group’s operating areas gross income and 74% of attributable profit in the first nine months.

Strategy

The retail banking division was recently created in order to drive profitable and recurring growth of this business. Management is customer-focused, enabling us to take better advantage of the opportunities of the Group’s international position. The division aims to:

•	Define a strategy and a global business model for each customer segment of retail banking.
•	Take advantage of synergies and best practices, both in business in the proper sense of the word (customer segments, banking products, distribution models, etc.), as well as in support functions (technology, risks, etc.).

•	Consolidate Grupo Santander as one of the main references internationally on the basis of profitable retail banking business and centred on managing customers.

Of note among the plans and initiatives for the various segments is that the bank continues to strengthen the high-income segments with “Santander Select”. Following the success in Spain, “Select” began to be installed in Mexico, Chile and most recently in Brazil. The opening of specialized branches and a range of products designed for this segment are some of its elements. Other countries will be incorporated to “Santander Select” in the coming months.

The firm and global support for SMEs, through the strategy of increasing our penetration and market share in this segment, produced various initiatives including the “Plan 10.000” in Spain, “Breakthrough” in the UK and “Santander Pymes” (SMEs) in Latin America.

In the US, the franchise brand was changed from Sovereign to Santander, with a modernization of the branches that will increase the quality of customer service and better exploit the advantages of Santander’s global presence and recognition.

Of note in means of payment was the investment in the Swedish company iZettle, the precursor in Europe of accepting payments via smartphones and tablets, and in Brazil the acquisition of the GetNet operations, one of the largest companies for the technological development of electronic transactions, in order to step up the bank’s presence in the market for processing card payments.

RETAIL BANKING (EUR Million)

		Var. o/ 2Q’13			Var. o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	6,237	(5.2)	0.3	19,365	(12.3)	(6.7)
Net fees	1,978	(6.9)	(2.2)	6,199	(2.7)	2.8
Gains (losses) on financial transactions	221	(36.8)	(33.3)	948	7.0	14.7
Other operating income (1)	(21)	—	—	(24)	(73.4)	(69.1)
Gross income	8,415	(7.1)	(1.8)	26,488	(9.4)	(3.8)
Operating expenses	(4,137)	(2.7)	1.9	(12,653)	(1.6)	3.9
Net operating income	4,278	(10.9)	(5.2)	13,836	(15.6)	(9.9)
Net loan-loss provisions	(2,072)	(22.5)	(16.2)	(7,359)	(17.4)	(11.3)
Other income	(272)	(14.0)	(9.7)	(757)	(35.1)	(28.8)
Ordinary profit before taxes	1,934	6.7	11.8	5,720	(9.5)	(4.5)
Tax on profit	(426)	25.0	30.8	(1,148)	(16.8)	(11.3)
Ordinary profit from continuing operations	1,508	2.4	7.4	4,571	(7.4)	(2.6)
Net profit from discontinued operations	(0)	(97.0)	(96.8)	(14)	—	—
Ordinary consolidated profit	1,507	3.4	8.4	4,557	(8.6)	(3.9)
Minority interests	191	(1.3)	6.1	620	26.1	37.8
Ordinary attributable profit to the Group	1,316	4.1	8.7	3,937	(12.4)	(8.2)
Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	1,316	4.1	8.7	3,937	(14.0)	(9.9)
BUSINESS VOLUMES
Customer loans	594,019	(1.1)	(1.2)	594,019	(6.6)	(2.6)
Customer deposits	549,621	(0.4)	(0.2)	549,621	2.8	7.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

JANUARY - SEPTEMBER	56

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

RETAIL BANKING. INCOME STATEMENT (EUR Million)

	Net operating income						Attributable profit to the Group
		o/ 2Q’13			o/ 9M’12			o/ 2Q’13			o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
Continental Europe	1,210	(5.8)	(5.5)	3,558	(12.5)	(12.4)	426	73.0	74.0	924	(11.5)	(11.4)
o/w: Spain	499	(16.4)	(16.4)	1,543	(26.1)	(26.1)	118	—	—	124	(58.8)	(58.8)
Portugal	69	(1.3)	(1.3)	196	(41.4)	(41.4)	14	—	—	3	(84.6)	(84.6)
Poland	187	4.8	6.0	510	67.5	67.3	86	14.0	15.2	221	27.1	26.9
SCF	456	5.2	5.2	1,315	(2.6)	(2.6)	208	3.8	3.8	585	4.1	4.1
United Kingdom*	495	(8.4)	(8.0)	1,456	3.5	8.7	251	6.4	6.9	667	18.7	24.6
Latin America	2,408	(12.9)	(3.2)	8,162	(17.5)	(8.8)	490	(20.7)	(12.7)	1,819	(23.0)	(17.3)
o/w: Brazil	1,544	(17.7)	(6.1)	5,576	(24.0)	(13.8)	180	(31.4)	(19.7)	788	(28.6)	(19.0)
Mexico	357	(10.2)	(5.5)	1,115	11.9	10.2	122	(22.0)	(17.1)	456	(28.2)	(29.3)
Chile	298	9.6	15.8	840	(2.3)	0.2	90	26.3	32.7	235	(10.4)	(8.1)
USA	165	(23.0)	(21.5)	660	(35.5)	(33.7)	150	(9.2)	(7.6)	526	(0.4)	2.5
Total Retail Banking*	4,278	(10.9)	(5.2)	13,836	(15.6)	(9.9)	1,316	4.1	8.7	3,937	(12.4)	(8.2)

(*).-	Excluding net capital gains and provisions

Results and activity

Attributable profit in the third quarter was EUR 1,316 million, 4.1% higher than in the second quarter, (+8.7%, excluding exchange rate impact).

This was due to the drop in provisions, mostly because of Spain’s and Brazil’s evolution.

In the third quarter over the second, Continental Europe’s attributable profit rose 73.0% because of lower provisions, the UK’s grew 6.9% in sterling, backed by the good evolution of net interest income and costs, Latin America’s declined 12.7% in constant currency, due to greater taxes and minority interests, as profit before tax was virtually unchanged, and the US’s declined 7.6% because of lower trading gains and higher costs.

Profits fell 14.0% year-on-year (-9.9% in constant currency) in the first nine months. This evolution was determined by the 6.7% reduction in net interest income, reflecting the environment of lower growth, low interest rates, the Group’s strategy of focusing on liquidity and balance sheet strength, and the strategy of change of mix toward products of lower risk. Fee income and trading gains performed better, limiting the fall in gross income to 3.8%.

Operating expenses increased in line with inflation and provisions were lower than in the first nine months of 2012. Pre-tax profit was 9.5% lower (-4.5% in constant currency).

After tax, discontinued operations (cards in the UK) and higher minority interests in Poland and Mexico, attributable profit was 14.0% lower (-9.9% in constant currency).

Profit was 6 p.p. negatively affected by the perimeter effect.

As regards activity (in constant currency), customer lending and deposits without repos (including retail commercial paper in Spain and “letras financieras” in Brazil) were 1% lower.

On a year-on-year comparison and constant currency, lending dropped 2%, with a varied performance by market. Lending in mature markets fell 5%, while in emerging markets it rose 13%, partly due to the perimeter effect from Poland. Growth in deposits without repos was 5%, favourably impacted by strong capturing of funds in Spain.

Global Private Banking includes institutions that specialize in financial advice and asset management for high-income clients: Santander Private Banking in Latin America and Italy and the private banking units in Spain, Portugal, Brazil, Mexico and Chile, jointly managed with local retail banks.

In 2013 business is being developed in a complex environment, somewhat better in the economic and financial spheres (less volatility in markets, better performance of those at the world level), but tougher requirements in the regulatory sphere.

Of note in this sphere were the measures put into effect in the main markets (MIFID II in Europe, FATCA and Dodd-Frank in the US, Retail Distribution Review in the UK), as part of moves to achieve a better adjustment of activity to the client’s investor profile and greater control of money-laundering, among others. All of this requires more investments in the compliance and risk management areas.

In the first nine months, the Global Private Banking division levered up its commercial effectiveness and in more stable markets, increasing the volume of assets under management by 10% over the end of 2012.

This greater activity produced a solid rise in gross income (+4% year-on-year in constant euros).

Meanwhile, the area is incorporating the required regulatory developments and extending them to the countries where the Group operates. Costs remain flat, differentiating us from our peers. Control of costs, combined with growth in gross income, brought the efficiency ratio to below 50%, a reference for the sector.

The Private Banking units in Spain, Portugal and Chile received the Euromoney awards for the best private bank in 2013 in each of these countries.

57	JANUARY - SEPTEMBER

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Global Wholesale Banking

▶	Attributable profit of EUR 245 million in the third quarter, 36.3% lower than the second quarter because of higher provisions that offset the rise in gross income (+8.1%).

▶	Attributable profit for the first nine months of EUR 1,110 million (-25.4% year-on-year).

•	Higher gross income (+3.0% without the exchange rate impact).

•	Higher provisions for Spain and Mexico.

▶	Focus on customer business (87% gross income), efficiency ratio (33.6%, a benchmark for the sector) and on active management of risks, liquidity and capital (range of products adapted).

Santander Global Banking & Markets (SGB&M) contributed 13% of the operating areas’ gross income and 21% of attributable profit, in the first nine months.

Strategy

SGB&M continued to strengthen the pillars of its business model, focused on the corporate client, the global reach of the division and its interconnection with local units, together with active management of risk, capital and liquidity that has made it adapt its range of products to the market’s new conditions.

SGB&M continued to accompany the Group in its international development in Poland and in the building of franchises in the northeast of the US, and the UK. It also continued to invest in operating capacities and in the distribution of transaction and treasury products, particularly exchange rates and fixed income. Its efficiency ratio of 33.6% at September 2013 remained a benchmark for the sector.

Results and activity

Attributable profit was EUR 245 million in the third quarter, 36.3% less than the second quarter. The 8.1% growth in gross income (backed by activity in the markets) and the 1.8% drop in costs spurred double-digit growth in net operating income (+13.8%) over the second quarter. Higher provisions for loan losses, mainly in Spain and Mexico, however, offset this trend.

Attributable profit was EUR 1,110 million in the first nine months, 25.4% less than in the same period of 2012 (-21.5% excluding the exchange-rate impact).

Gross income dropped 1.9% year-on-year (-7.7% in the first half), affected by the depreciation of Latin American currencies. Excluding this impact, growth would have been 3.0%. The strength of revenues combined with controlled costs produced net operating income 3.3% higher without the exchange-rate impact.

Higher loan loss provisions, basically for Spain and Mexico, and increased minority interests in Latin American units, reduced attributable profit.

The trend in gross income was supported by the strength and diversification of client revenues, which accounted for 87% of the area’s total, with similar performance (-4.3% year-on-year; -1.1% excluding exchange rate impact). Customer revenues generated by the Global Customer Relationship model were 5% lower.

By geographic areas, of note was year-on-year growth in client revenues in the US (+9%), Portugal (+9%) and Latin America (+12%), backed more by Brazil and the smaller countries, which was offset by the declines in Spain (-4%) and, above all, the UK (-26%). The recovery of the latter two in the third quarter pushed gross income (+12.8% over the second quarter, excluding fx impact).

GLOBAL WHOLESALE BANKING (EUR Million)

		Var. o/ 2Q’13			Var. o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	554	(9.8)	(4.6)	1,799	(10.7)	(5.9)
Net fees	283	(14.9)	(10.5)	953	(8.7)	(5.0)
Gains (losses) on financial transactions	440	159.8	169.2	966	36.2	44.8
Other operating income (1)	42	(59.8)	(59.6)	199	(11.1)	(10.5)
Gross income	1,319	8.1	13.0	3,918	(1.9)	3.0
Operating expenses	(435)	(1.8)	1.7	(1,315)	(1.6)	2.4
Net operating income	884	13.8	19.4	2,603	(2.0)	3.3
Net loan-loss provisions	(475)	208.1	214.5	(792)	140.0	144.2
Other income	(8)	(30.6)	(30.4)	(38)	33.7	34.8
Profit before taxes	401	(34.4)	(29.0)	1,773	(22.8)	(18.2)
Tax on profit	(105)	(37.3)	(31.5)	(490)	(25.1)	(20.5)
Profit from continuing operations	296	(33.3)	(28.0)	1,283	(21.9)	(17.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	296	(33.3)	(28.0)	1,283	(21.9)	(17.3)
Minority interests	51	(13.8)	(4.4)	173	12.8	25.2
Attributable profit to the Group	245	(36.3)	(31.6)	1,110	(25.4)	(21.5)
BUSINESS VOLUMES
Customer loans	82,422	(7.2)	(6.2)	82,422	(16.1)	(12.5)
Customer deposits	70,198	(10.6)	(9.5)	70,198	(18.3)	(14.1)

(1). - Including dividends, income from equity-accounted method and other operating income/expenses

JANUARY - SEPTEMBER	58

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

The performance of the business areas and their contribution to revenue generation was as follows:

Transaction Banking

Global Transaction Banking, which includes cash management, trade finance, basic financing and custody, reduced its client revenues by 2% y-o-y due to exchange rate impact (+2% excluding it).

Of note was trade finance, underpinned by the evolution of units being developed in core markets, such as the UK and the US, and stability in cash management, with the focus on transaction banking in an environment of tough competition.

Basic Financing was weaker due to disintermediation and management of balance sheets, partly compensated by management of spreads. In custody and settlement falls in Europe and rises in Latin America.

Corporate Finance

Corporate Finance includes mergers and acquisitions (M&A), equity capital markets (ECM) and investment solutions for corporate clients via corporate equity derivatives (CED). Clients revenues declined 4% year-on-year, following a third quarter of low activity in Latin America, the engine of growth at the beginning of 2013.

Of note in M&A in the third quarter were advisory services for British Columbia Investment Management (purchase of 5% of Compañía Logística de Hidrocarburos from Galp Energia); for AXA Private Equity and AENA (acquisition of the Luton airport concession from Abertis); and for Pacific Gas and Electric (purchase of Iberdrola Renovables’s wind-power parks in Poland). In ECM, strong activity in Mexico (capital increase of Corporación Inmobiliaria Vesta; public offering of Grupo Aeroportuario del Centro Norte – OMA -). CED’s revenues rose for the third year running.

Credit

Credit markets, which includes origination and distribution of corporate loans or structured finance, bond origination and securitization teams and asset and capital structuring (AC&S), reduced client revenues 3% y-o-y, (+0.4% in constant euros). The declines in Spain were not offset by rises in other countries, particularly the US and Latin America.

In syndicated loans, Santander participated in some of the main corporate operations. Of note was its role as bookrunner and mandate lead arranger for the $49,000 million loan for Verizon to acquire 49% of Verizon Wireless from Vodaphone.

In Project Finance, Santander was global coordinator in the first project bond in Europe (EUR 1,400 million), under the Europe 2020 Project Bond Initiative of the European Union and the European Investment Bank. In Latin America, we were the bookrunner in the $1,700 million project bond of Brazil’s Odebrecht in the US market.

In bonds and notes markets, Santander continued to consolidate business and the push of new markets, both in Europe and Latin America. Of note was our participation as senior co-manager for Verizon’s issue.

In A&CS, the sustained rise continued in the clients’ portfolio at the global level, enabling financing operations to be closed in core countries and significantly reflected in revenues.

Global Markets

This area includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s wholesale and retail clients, management of books associated with distribution, brokerage of equities, and derivatives for investment and hedging solutions.

In the first nine months, this area reduced its total client revenues by 8% year-on-year (-5% excluding fx impact), with a varied performance by components. Of note was the good evolution of revenues from the business of sales (+6% in constant euros) in an environment of limited opportunities. All countries registered growth except for the UK. Of note, the recovery of Spain in the third quarter, which recorded positive year-on-year growth.

All client segments increased their sales year-on-year, backed by interest rate, inflation and money market business, which registered double-digit growth.

The contribution of the management of books was lower in the main units, with falls in the large units except for Spain, Brazil and Mexico. The fall in trading volumes in some markets offset the positive impact of inflows and some volatility scenarios.

In equities, including derivatives, the decline in client revenues eased (-2% excluding the fx impact) compared to high double-digit falls at the beginning of the year. This was due to the recovery of cash equity volumes in the last two quarters in Europe, particularly in Spain.

Mixed trends in derivatives for investment and hedging: good progress in Latin America ,due to the positive impact on managed volumes of exchange-rate and interest rate volatility, as against a slowdown in Europe where volumes were lower than in 2012.

GROSS INCOME PERFORMANCE

EUR Million

GROSS INCOME BREAKDOWN

EUR Million

(*)	Excluding exchange rate impact: total revenues 9M’13/9M’12: +3%; customers -1%

59	JANUARY - SEPTEMBER

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Asset Management and Insurance

▶	Attributable profit in the first nine months of EUR 247 million (-13.9% y-o-y).

•	Impact of the corporate operations in insurance in Spain and Portugal.

•	Excluding them, and at constant exchange rates, profit would have been 3.2% higher.

▶	On a like-for-like basis, solid total gross income (+3% y-o-y, including that paid to the networks), which accounted for 9% of the operating areas’ total.

▶	Asset Management: growth in total gross income for the Group (+2.7% y-o-y on a like-for-like basis).

•	Strategic agreement to push global business (target: double the volume in five years).

▶	Insurance: solid evolution of gross income (+3% on a like-for-like basis) plus value of business recognized (corporate operations in Spain and Portugal).

Attributable profit was 13.9% lower year-on-year in the first nine months at EUR 247 million. It accounts for 5% of the operating areas’ total.

Excluding the corporate operations recorded in the second half of 2012 (reinsurance of life assurance operations in Spain and Portugal) and in the first half of 2013 (strategic alliance in bancassurance -life and general– in Spain) attributable profit would be 3.2% higher in constant euros.

Strategy

Santander reached an agreement in the second quarter with Warburg Pincus and General Atlantic to push the global asset management business of Santander Asset Management (SAM), which will improve its capacity to compete with large international fund managers and exploit its knowledge and experience advantage in the markets where it operates.

SAM’s aim is to double the business volume in the next five years and participate in the process of consolidating the asset management industry at the international level.

The operation, which is expected to be completed by the end of the year, values SAM at EUR 2,047 million and will generate a net capital gain for the Group of EUR 700 million.

Meanwhile, the strategic agreement with Aegon to boost bancassurance business in Spain (life and general) was completed in the first half of 2013. This will generate a net capital gain of EUR 270 million.

Results

Gross income declined 12.1% in the first nine months year-on-year which, together with stable costs, fed through to profits (-13.9%). Excluding the perimeter and exchange rate impacts, gross income declined 0.7% and attributable profit was 3.2% higher.

The area’s total contribution to the Group including revenues recorded by the distribution networks amounted to EUR 2,886 million (-3.6% y-o-y; +3% on a like-for-like basis and constant exchange rates). These revenues accounted for 9% of the operating areas’ total. The total results for the Group (profit before tax plus fees paid to the networks) were EUR 2,652 million (-3.4% y-o-y and +3% on a like-for-like basis and excluding exchange rate impact).

Asset Management

Attributable profit in the first nine months was EUR 75 million, 12.7% lower than in the same period of 2012, following a fall of 2.6% in gross income affected by exchange rates. In constant euros, the changes were +1.1% gross income and -9.3% attributable profit).

Including the fees recorded by the networks, the total gross income for the Group was EUR 897 million (-2.0% y-o-y; +2.7% without the exchange-rate impact) and the total result for the Group was EUR 760 million (-2.3% y-o-y; +2.6% without the exchange rate impact).

ASSET MANAGEMENT AND INSURANCE (EUR Million)

		Var. o/ 2Q’13			Var. o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	22	(8.0)	(4.3)	73	(15.3)	(11.4)
Net fees	87	(4.7)	0.3	265	(14.9)	(10.4)
Gains (losses) on financial transactions	1	15.2	18.4	5	486.0	—
Other operating income (1)	69	(11.2)	(7.3)	231	(9.2)	(5.2)
Gross income	180	(7.6)	(3.2)	574	(12.1)	(7.8)
Operating expenses	(79)	0.5	3.1	(234)	0.9	4.2
Net operating income	101	(13.1)	(7.4)	340	(19.3)	(14.6)
Net loan-loss provisions	0	(94.0)	(94.0)	0	—	—
Other income	(0)	—	—	(1)	(94.8)	(94.5)
Profit before taxes	101	(13.6)	(8.1)	340	(16.5)	(11.5)
Tax on profit	(23)	(17.9)	(13.5)	(77)	(25.6)	(21.6)
Profit from continuing operations	78	(12.3)	(6.4)	262	(13.3)	(8.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	78	(12.3)	(6.4)	262	(13.3)	(8.0)
Minority interests	6	36.7	47.0	16	(3.6)	7.3
Attributable profit to the Group	72	(14.9)	(9.3)	247	(13.9)	(8.8)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

JANUARY - SEPTEMBER	60

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

ASSET UNDER MANAGEMENT EUR Billion	TOTAL GROUP REVENUES* EUR Million

(*)	Year-on-year change at constant perimeter and exchange rates.

Total: +3%; Insurance: +3%; Asset Management: +3%

The total volume of managed funds was EUR 155,600 million, 1% more than at the end of 2012 and 11% higher than in September 2012 (+6% and +19%, respectively, without the exchange-rate impact). Of this, EUR 103,500 million were mutual and pension funds, EUR 9,500 million were clients portfolios other than funds, including institutional mandates, and EUR 42,600 million of management mandates on behalf of other Group units.

The main developments by units and countries were as follows:

•	In traditional management of assets, the Group managed EUR 152,800 million. Of the total, 89% is concentrated in the four large markets of Spain, Brazil, the UK, and Mexico.

In Spain, Santander Asset Management took advantage of the revitalization of mutual fund business (2013, first year with net subscriptions and revaluation of assets since 2005) to consolidate its leadership in funds and increase its market share (+80 b.p. so far this year to 16.0%, according to Inverco). Management is focused on profiled funds, while reducing participation in money market funds, which have lower value added. Funds under traditional management, including pension funds and mandates, amounted to EUR 59,300 million (+14% more than at the end of 2012).

Brazil has EUR 41,200 million under management (+7% in local currency this year), spurred by retail and corporate clients, and with stability in institutional mandates.

The UK, with a more selective focus, reduced its balances under management to EUR 24,300 million (-4% in sterling).

In Mexico, we continued to improve the mix of the EUR 10,500 million under management (+5% in pesos this year) by launching guaranteed and other funds, which try to replicate the different risk profiles of the clients at whom the funds are aimed.

Of note in the rest of countries was the growth in Chile (+18% in pesos) and Poland (+10% in local currency), which offset the decline in the balances in Portugal (-14%) and Puerto Rico (-19% in dollars).

•	In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained at around EUR 3,000 million.

Insurance

Santander Insurance posted an attributable profit of EUR 172 million in the first nine months, 14.4% less than in the same period of 2012, following the corporate operations in Spain and Portugal. Eliminating this effect and the change in exchange rates in the rest of countries, attributable profit was 8.3% higher.

Including the fees paid to the networks, insurance business generated total revenues of EUR 1,989 million for the Group, 4.3% less year-on-year, although higher on a like-for-like basis and constant exchange rates (+3%). The total result for the Group (income before taxes of insurers and brokers plus fee income paid to the networks) was EUR 1,892 million
(-3.9% y-o-y; +3% on a like-for-like basis and constant euros).

Continental Europe’s total results were 0.3% lower y-o-y because of the perimeter, but 7.4% higher on a like-for-like basis, supported by Spain, Portugal and consumer business.

Spain repeated its nominal contribution, but increased 9.1% excluding corporate operations. In Portugal, the nominal fall of 11.0% was the equivalent of a rise of 18.3% without the reinsurance operation, thanks to the good evolution of savings-investment products.

Also noteworthy was the change of trend at Santander Consumer Finance, whose contribution was 3.1% higher year-on-year, backed by faster growth in Germany and the Nordic countries.

The UK’s total results continued to fall sharply (-31.3% in sterling), in line with the market as a whole, within the process of tailoring the offer of products to clients’ needs.

Latin America’s total result was 7.8% higher year-on-year in constant euros and on a like-for-like basis, backed by the distribution of protection products via banking networks and intensive use of alternative channels. In local currency, general contribution of Mexico (+16.8%) and Brazil (+6.8%), as well as Argentina, Uruguay and Puerto Rico with growth rates of more than 25%. Only Chile’s result was lower (-16.2%) because of the reduced contracting of protection products.

Lastly, in the US the notable rise over 2012 continued. Fee income from the distribution of third party insurance almost doubled in dollars.

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR Million)

	Net operating income						Attributable profit to the Group
		o/ 2Q’13			o/ 9M’12			o/ 2Q’13			o/ 9M’12
	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX	3Q’13	(%)	(%) w/o FX	9M’13	(%)	(%) w/o FX
Mutual funds	31	(17.9)	(13.1)	106	(13.0)	(8.5)	14	(44.3)	(40.4)	65	(17.5)	(14.0)
Pension funds	5	30.0	30.0	14	36.4	36.4	4	29.4	29.4	10	39.2	39.2
Insurance	65	(13.0)	(6.5)	220	(24.0)	(19.1)	54	(3.9)	2.9	172	(14.4)	(8.6)
Asset Manag. and Insurance	101	(13.1)	(7.4)	340	(19.3)	(14.6)	72	(14.9)	(9.3)	247	(13.9)	(8.8)

61	JANUARY - SEPTEMBER

CORPORATE GOVERNANCE AND SIGNIFICANT EVENTS IN THE QUARTER FINANCIAL REPORT 2013

Corporate Governance

Changes to the Board’s regulations

On August 1, 2013, following approval by the bank’s Board at its meeting on June 24, 2013, the changes to the Board’s regulations were recorded in the Cantabria Mercantile Registry.

This reform aims to adapt the Board’s regulations to the new legislative developments that recently came into effect in the sphere of corporate governance, including, in particular, those derived from Royal Decree 256/2013 of April 12, on the evaluation of the adaptation of the members of the management body and of those in key positions, which incorporate to Spanish regulations the criteria contained in: i) the guide of the

European Banking Authority (EBA), of December 27, 2011, on corporate governance; and ii) the guidelines of the EBA, of November 22, 2012, on assessing the suitability of members of the Board, Management and those in key positions in credit institutions.

Of note among the novelties of this reform is increasing the powers of the appointments and remuneration committee with the proposal and revision of the internal procedures for the selecting and continuous assessment of employees responsible for internal control functions and who hold key posts for the daily development of banking activity, as well as informing on their appointment and departure and continuous assessment.

Significant events in the quarter and subsequent ones

Agreement with Financiera El Corte Inglés

Banco Santander and El Corte Inglés, reached a strategic agreement by which Santander Consumer Finance, Banco Santander’s consumer finance subsidiary, will acquire a 51% interest in Financiera El Corte Inglés,

Financiera El Corte Inglés is a consumer finance business that provides financing for the acquisition of all sorts of goods and services via the entities of the El Corte Inglés group. El Corte Inglés is a leading department store in Spain.

The agreement will enable Santander to consolidate its leadership position in Europe in the consumer finance market and will increase the diversification of its portfolio in Spain and Portugal, thanks to the complementarity of its business with that of Financiera El Corte Inglés.

The transaction values Financiera El Corte Inglés at EUR 415 million. It is expected that El Corte Inglés will receive prior to the closing of the transaction a special dividend of approximately EUR 140 million. Thus, Santander Consumer will pay a price of approximately EUR 140 million for the 51% stake of Financiera El Corte Inglés.

Closing of the transaction is conditional upon, inter alia, the required regulatory and antitrust approvals. It is expected that closing will take place in the first quarter of 2014.

Structure of the capital of Banco Santander Brazil

Banco Santander, S.A. announced that its subsidiary Banco Santander (Brazil) S.A. will optimise the structure of its equity structure by replacing common equity (Core Tier 1) capital of BRL 6,000 million (an amount that will be distributed on a pro rata basis among its shareholders) with new issue instruments for an equivalent amount eligible as regulatory capital (Additional Tier I and Tier II), which will be offered to shareholders of Banco Santander (Brazil) S.A.

Banco Santander S.A. aims to subscribe a percentage of the newly issued instruments in proportion to its stake in Banco Santander (Brazil) S.A. of approximately 75%, as well as those not subscribed by the remaining shareholders of Banco Santander (Brazil) S.A.

The operation requires the necessary regulatory approvals and that of the assembly of shareholders of Banco Santander (Brazil) S.A.

JANUARY - SEPTEMBER	62

FINANCIAL REPORT 2013 CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to Corporate Social Responsibility. The highlights of the third quarter were:

Presence in sustainable indices

Banco Santander renewed its presence in the Dow Jones Sustainability Index, one of the world’s leading indices of socially responsible investment.

Santander remains for yet another year among the best assessed companies, with a score of 84 points, one more than in 2012 and well above the 58 points on average for the banking sector. Furthermore, it obtained excellent scores in the three areas analyzed—economic, social and environmental—. Of note was the criteria on Anti-crime policy / measures and Codes of conduct / compliance / corruption & bribery, with scores of 100 and 83 points respectively, and which compare very well with the sector’s average of 76 and 73 points respectively.

These good results are a significant recognition of Santander’s sustainability strategy, which is one of the 10 best banks in the world in this sphere and the leader in Spain, according to the rating agency RobecoSAM.

This renewal joins that obtained in the first half in the FTSE4Good index, and the election of Banco Santander as the “global sustainable bank of the year” in the eighth edition of the prestigious Sustainable Finance Awards of the Financial Times and the International Finance Corporation last June.

Social investment:

•	Santander Universities

Banco Santander supports higher education, research and entrepreneurship via more that 1,000 co-operation agreements with universities throughout the world. As part of this strategy, the bank makes available to students, teachers and researchers various programmes of scholarships and grants to encourage international mobility.

The chairman of Banco Santander and Jenson Button, the Vodafone McLaren Mercedes driver, delivered in the UK 100 Fórmula Santander grants to British university students that can be used to finance their studies in another country. These grants are worth EUR 5,000 each and aim to foster the international mobility of recent graduates.

Banco Santander, through its Santander Universities global division, held in Argentina the eighth edition of the Young Entrepreneurs prizes, an initiative that fosters the entrepreneurial culture between university students and young professionals. Four projects were awarded prizes out of more than 600 projects presented by state and private universities from all over the country, focused on encouraging new technologies and the use of recycled materials.

Banco Santander held in Ciudad Grupo Santander the XXVI edition of the summer courses of the Complutense University of Madrid, which were sponsored by the bank. Among the issues discussed were measures to stimulate energy efficiency in business corporate centres, encourage volunteers, marketing strategies used to attract and retain talent in large companies, new information technologies in universities and an entrepreneurial workshop.

•	Investment in the community

Banco Santander develops local programmes to support the communities in which it operates in order to contribute to their economic and social development. These programmes often enjoy the support and participation of the Group’s employees.

At the VI “Santander is You” week, the Group’s employees showed their solidarity by participating in many events in for the benefit of people at the risk of social exclusion. One of the most noteworthy initiatives was the holding of the third “Santander Solidarity Race” in Madrid, Seville and Santander that involved 5,500 people.

Banco Santander signed a co-operation agreement with the Spanish Federation of Food Banks that will enable more than 8,600 employees who participate in the Santander Committed Volunteers programme to develop corporate volunteer initiatives and help families with economic problems in Spain. This project increases the range of such initiatives that Santander offers its employees in Spain via four other institutions: Aldeas Infantiles, the Spanish Association against Cancer, the Red Cross and Entreculturas.

In the US, Sovereign donated $500 for every goal scored in the Gold Cup 2013 and in the matches of the New England Revolution. The funds collected were assigned to three NGOs in Boston that support young people and poor families.

The environment and climate change

Banco Santander has a firm commitment to protect the environment and combat climate change, one of the main pillars of its strategy in sustainability.

In Brazil, the bank launched the “Reduction and compensation of CO2” initiative, an online tool that calculates the tonnes of carbon issued by someone a year and includes advice on how to reduce it, both at work and at home.

Banco Santander will participate in the construction and financing of an AUD 250 million wind-power farm in New South Wales, Australia.

63	JANUARY - SEPTEMBER

ITEM 3

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, o/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander,com Legal Head Office: Paseo Pereda, 9-12, Santander (Spain) Tel: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain) www.santander.com

Key consolidated data

			Variation
	9M ’13	9M ’12	Amount	%	2012
Balance sheet and income statement (EUR million)
Total assets	1,192,181	1,300,006	(107,825)	(8.3)	1,269,598
Net customer loans	686,821	752,680	(65,859)	(8.7)	719,112
Customer deposits	633,433	630,072	3,361	0.5	626,639
Customer funds under management	954,500	976,938	(22,438)	(2.3)	968,987
Shareholders’ equity	83,954	81,281	2,672	3.3	80,921
Total managed funds	1,316,513	1,421,634	(105,121)	(7.4)	1,387,740
Income statement (EUR million)
Net interest income	19,659	22,823	(3,165)	(13.9)	29,923
Gross income	30,348	33,123	(2,775)	(8.4)	43,406
Pre-provision profit (net operating income)	15,490	18,079	(2,589)	(14.3)	23,422
Profit from continuing operations	4,121	2,451	1,670	68.1	2,993
Attributable profit to the Group	3,310	1,872	1,439	76.9	2,295

(*).- Variations w/o exchange rate
3Q’13 / 3Q’12: Net interest income: -0.6%; Gross income: -0.4%; Pre-provision profit: -2.2%; Attributable profit: +8.5%
9M’13 / 9M’12: Net interest income: -8.1%; Gross income: -2.7%; Pre-provision profit: -8.2%; Attributable profit: +110,4%

EPS, profitability and efficiency (%)
EPS (euro)	0.31	0.19	0.12	59.8	0.23
ROE	5.48	3.17			2.91
ROTE	7.83	4.68			4.28
ROA	0.44	0.26			0.25
RoRWA	1.01	0.59			0.56
Efficiency ratio (with amortisations)	49.0	45.4			46.0
Core capital ratio (BIS II) and NPL ratios (%)
Core capital (BIS II)	11.56	10.38			10.33
NPL ratio	5.43	4.34			4.54
NPL coverage	63.9	69.5			72.4
Market capitalisation and shares
Shares (millions at period-end)	11,092	9,899	1,193	12.1	10,321
Share price (euros)	6.028	5.795	0.233	4.0	6.100
Market capitalisation (EUR million)	66,863	57,363	9,500	16.6	62,959
Book value (euro)	7.58	8.08			7.88
Price / Book value (X)	0.79	0.72			0.77
P/E ratio (X)	14.61	22.45			25.96
Other data
Number of shareholders	3,281,450	3,283,913	(2,463)	(0.1)	3,296,270
Number of employees	184,786	188,146	(3,360)	(1.8)	186,763
Number of branches	14,561	14,496	65	0.4	14,392
Information on ordinary profit
Attributable profit to the Group	3,310	4,318	(1,007)	(23.3)	5,341
EPS (euro)	0.31	0.45	(0.14)	(30.7)	0.55
ROE	5.48	7.31			6.78
ROTE	7.83	10.79			9.97
ROA	0.44	0.51			0.48
RoRWA	1.01	1.16			1.10
P/E ratio (X)	14.61	9.73			11.15

(*).- Variations w/o exchange rate: 3Q’13 / 2Q’13: +8.5%; 9M’13 / 9M’12: -17.7%

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 21 2013, following a favourable report from the Audit and Compliance Committee on October, 14 2013. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	9M ’13	9M ’12	Amount	%	% excl. TC
Net interest income	19,659	22,823	(3,165)	(13.9)	(8.1)

Net fees	7,380	7,733	(354)	(4.6)	0.6
Gains (losses) on financial transactions	2,840	2,115	725	34.3	41.1
Other operating income	470	451	19	4.2	4.1
Dividends	276	343	(67)	(19.4)	(18.7)
Income from equity-accounted method	390	340	50	14.7	21.8
Other operating income/expenses	(196)	(232)	36	(15.5)	(5.9)

Gross income	30,348	33,123	(2,775)	(8.4)	(2.7)

Operating expenses	(14,858)	(15,044)	186	(1.2)	3.9
General administrative expenses	(13,130)	(13,405)	275	(2.1)	3.0
Personnel	(7,561)	(7,829)	268	(3.4)	1.5
Other general administrative expenses	(5,569)	(5,576)	7	(0.1)	5.2
Depreciation and amortisation	(1,728)	(1,639)	(89)	5.5	10.4

Net operating income	15,490	18,079	(2,589)	(14.3)	(8.2)

Net loan-loss provisions	(8,583)	(9,506)	923	(9.7)	(3.4)
Impairment losses on other assets	(378)	(261)	(117)	45.0	45.3
Other income	(1,046)	(1,344)	298	(22.2)	(15.7)

Ordinary profit before taxes	5,482	6,968	(1,486)	(21.3)	(15.5)

Tax on profit	(1,353)	(2,039)	686	(33.7)	(29.2)

Ordinary profit from continuing operations	4,130	4,929	(800)	(16.2)	(9.8)

Net profit from discontinued operations	(14)	50	(64)	—	—

Ordinary consolidated profit	4,115	4,979	(864)	(17.3)	(11.0)

Minority interests	805	661	143	21.7	33.6

Ordinary attributable profit to the Group	3,310	4,318	(1,007)	(23.3)	(17.7)

Net capital gains and provisions	—	(2,446)	2,446	(100.0)	(100.0)

Attributable profit to the Group	3,310	1,872	1,439	76.9	110.4

EPS (euros)	0.31	0.19	0.12	59.8

Diluted EPS (euros)	0.31	0.19	0.12	60.0

Pro memoria:
Average total assets	1,234,813	1,289,241	(54,429)	(4.2)
Average shareholders’ equity	80,577	78,713	1,864	2.4

Quarterly income statement

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Net interest income	7,763	7,622	7,438	7,100	6,652	6,722	6,285

Net fees	2,612	2,556	2,566	2,526	2,516	2,531	2,332
Gains (losses) on financial transactions	797	675	643	583	969	879	992
Other operating income	114	270	67	75	154	187	129
Dividends	61	216	66	80	59	145	72
Income from equity-accounted method	136	120	84	87	154	114	122
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)	(65)

Gross income	11,287	11,123	10,713	10,283	10,290	10,320	9,738

Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)	(4,862)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)	(4,303)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)	(2,431)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)	(1,871)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)	(559)

Net operating income	6,244	6,188	5,646	5,344	5,294	5,320	4,876

Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)	(2,600)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)	(141)
Other income	(487)	(381)	(475)	(105)	(261)	(415)	(369)

Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713	1,766

Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)	(464)

Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320	1,302

Net profit from discontinued operations	17	11	22	20	—	(14)	(0)

Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306	1,302

Minority interests	227	237	198	234	303	256	246

Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050	1,055

Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—	—

Attributable profit to the Group	1,627	123	122	423	1,205	1,050	1,055

EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10	0.10

Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10	0.10

Quarterly income statement

Constant EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Net interest income	7,157	7,223	7,004	6,904	6,481	6,609	6,569

Net fees	2,448	2,452	2,436	2,458	2,466	2,496	2,417
Gains (losses) on financial transactions	764	640	609	575	955	875	1,010
Other operating income	120	268	63	72	154	187	130
Dividends	61	213	65	78	59	144	73
Income from equity-accounted method	130	115	76	84	152	111	126
Other operating income/expenses	(70)	(60)	(77)	(90)	(57)	(69)	(69)

Gross income	10,490	10,583	10,112	10,008	10,056	10,166	10,126

Operating expenses	(4,750)	(4,736)	(4,821)	(4,809)	(4,908)	(4,937)	(5,013)
General administrative expenses	(4,252)	(4,243)	(4,247)	(4,281)	(4,349)	(4,344)	(4,437)
Personnel	(2,484)	(2,485)	(2,481)	(2,412)	(2,538)	(2,517)	(2,506)
Other general administrative expenses	(1,768)	(1,758)	(1,766)	(1,869)	(1,811)	(1,827)	(1,931)
Depreciation and amortisation	(498)	(493)	(575)	(528)	(559)	(593)	(576)

Net operating income	5,740	5,847	5,291	5,199	5,148	5,229	5,113

Net loan-loss provisions	(2,862)	(3,202)	(2,824)	(3,063)	(2,836)	(3,016)	(2,732)
Impairment losses on other assets	(84)	(96)	(80)	(591)	(110)	(126)	(142)
Other income	(446)	(350)	(444)	(108)	(257)	(411)	(377)

Ordinary profit before taxes	2,348	2,199	1,942	1,438	1,945	1,676	1,862

Tax on profit	(665)	(627)	(619)	(262)	(481)	(385)	(486)

Ordinary profit from continuing operations	1,683	1,572	1,323	1,176	1,464	1,291	1,375

Net profit from discontinued operations	17	10	20	19	—	(14)	(0)

Ordinary consolidated profit	1,700	1,582	1,343	1,195	1,464	1,277	1,375

Minority interests	196	222	184	228	293	250	261

Ordinary attributable profit to the Group	1,504	1,360	1,160	967	1,170	1,026	1,114

Net capital gains and provisions	—	(1,304)	(1,146)	(601)	—	—	—

Attributable profit to the Group	1,504	56	14	366	1,170	1,026	1,114

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’13	9M ’12	30.09.13	31.12.12	30.09.12
US$	1.3166	1.2799	1.3505	1.3194	1.2930
Pound	0.8519	0.8116	0.8360	0.8161	0.7981
Brazilian real	2.7787	2.4498	3.0406	2.7036	2.6232
New Mexican peso	16.6778	16.9314	17.8463	17.1845	16.6085
Chilean peso	642.3215	626.1244	682.8803	631.7287	611.5567
Argentine peso	6.9340	5.7094	7.8228	6.4865	6.0655
Polish zloty	4.2003	4.2063	4.2288	4.0740	4.1038

Net fees

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Fees from services	4,298	4,555	(258)	(5.7)
Mutual & pension funds	843	878	(34)	(3.9)
Securities and custody	514	528	(15)	(2.8)
Insurance	1,725	1,772	(47)	(2.7)

Net fee income	7,380	7,733	(354)	(4.6)

Operating expenses

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Personnel expenses	7,561	7,829	(268)	(3.4)
General expenses	5,569	5,576	(7)	(0.1)
Information technology	748	676	72	10.7
Communications	461	489	(28)	(5.8)
Advertising	435	494	(59)	(11.9)
Buildings and premises	1,375	1,318	57	4.3
Printed and office material	122	119	4	3.0
Taxes (other than profit tax)	327	297	29	9.9
Other expenses	2,102	2,183	(82)	(3.7)

Personnel and general expenses	13,130	13,405	(275)	(2.1)

Depreciation and amortisation	1,728	1,639	89	5.5

Total operating expenses	14,858	15,044	(186)	(1.2)

Net loan-loss provisions

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Non performing loans	9,346	10,421	(1,076)	(10.3)
Country-risk	2	1	1	138.1
Recovery of written-off assets	(764)	(916)	152	(16.6)

Total	8,583	9,506	(923)	(9.7)

Balance sheet

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Assets
Cash on hand and deposits at central banks	88,099	95,979	(7,881)	(8.2)	118,488
Trading portfolio	153,292	199,727	(46,435)	(23.2)	177,917
Debt securities	43,179	41,521	1,658	4.0	43,101
Customer loans	9,998	20,639	(10,641)	(51.6)	9,162
Equities	6,080	5,097	983	19.3	5,492
Trading derivatives	79,669	122,472	(42,803)	(34.9)	110,319
Deposits from credit institutions	14,367	9,998	4,369	43.7	9,843
Other financial assets at fair value	38,660	29,150	9,510	32.6	28,356
Customer loans	11,878	15,788	(3,911)	(24.8)	13,936
Other (deposits at credit institutions, debt securities and	26,782	13,361	13,421	100.4	14,420
Available-for-sale financial assets	93,346	97,189	(3,843)	(4.0)	92,267
Debt securities	88,929	92,803	(3,874)	(4.2)	87,724
Equities	4,417	4,386	31	0.7	4,542
Loans	725,796	781,509	(55,713)	(7.1)	756,858
Deposits at credit institutions	52,939	58,649	(5,711)	(9.7)	53,785
Customer loans	664,946	716,253	(51,307)	(7.2)	696,013
Debt securities	7,911	6,607	1,305	19.7	7,059
Investments	5,032	4,676	356	7.6	4,453
Intangible assets and property and equipment	16,826	17,055	(229)	(1.3)	17,296
Goodwill	23,729	25,178	(1,449)	(5.8)	24,626
Other	47,402	49,543	(2,141)	(4.3)	49,338

Total assets	1,192,181	1,300,006	(107,825)	(8.3)	1,269,598

Liabilities and shareholders’ equity
Trading portfolio	128,983	172,388	(43,405)	(25.2)	143,241
Customer deposits	15,085	23,086	(8,001)	(34.7)	8,897
Marketable debt securities	1	122	(121)	(99.5)	1
Trading derivatives	79,816	123,459	(43,643)	(35.3)	109,743
Other	34,081	25,721	8,360	32.5	24,600
Other financial liabilities at fair value	48,996	42,259	6,737	15.9	45,418
Customer deposits	28,633	22,788	5,845	25.6	28,638
Marketable debt securities	6,475	6,769	(294)	(4.3)	4,904
Due to central banks and credit institutions	13,889	12,702	1,186	9.3	11,876
Financial liabilities at amortized cost	896,554	961,851	(65,297)	(6.8)	959,321
Due to central banks and credit institutions	99,054	138,261	(39,207)	(28.4)	131,670
Customer deposits	589,716	584,199	5,516	0.9	589,104
Marketable debt securities	174,960	199,256	(24,296)	(12.2)	201,064
Subordinated debt	15,300	19,090	(3,791)	(19.9)	18,238
Other financial liabilities	17,525	21,044	(3,519)	(16.7)	19,245
Insurance liabilities	1,324	1,129	195	17.3	1,425
Provisions	14,665	15,952	(1,287)	(8.1)	16,148
Other liability accounts	20,020	24,039	(4,019)	(16.7)	22,771

Total liabilities	1,110,542	1,217,618	(107,076)	(8.8)	1,188,324

Shareholders’ equity	83,954	81,281	2,672	3.3	81,333
Capital stock	5,546	4,949	597	12.1	5,161
Reserves	75,320	74,862	459	0.6	74,528
Attributable profit to the Group	3,311	1,872	1,439	76.9	2,295
Less: dividends	(223)	(401)	178	(44.4)	(650)
Equity adjustments by valuation	(12,133)	(8,561)	(3,572)	41.7	(9,474)
Minority interests	9,818	9,667	151	1.6	9,415

Total equity	81,639	82,388	(749)	(0.9)	81,275

Total liabilities and equity	1,192,181	1,300,006	(107,825)	(8.3)	1,269,598

Balance sheet

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Assets
Cash on hand and deposits at central banks	111,943	86,719	95,979	118,488	79,202	81,673	88,099
Trading portfolio	174,223	196,487	199,727	177,917	184,803	169,729	153,292
Debt securities	53,235	48,477	41,521	43,101	49,703	51,275	43,179
Customer loans	13,300	22,688	20,639	9,162	13,089	13,776	9,998
Equities	5,304	4,769	5,097	5,492	5,294	5,090	6,080
Trading derivatives	95,495	112,303	122,472	110,319	105,391	91,437	79,669
Deposits from credit institutions	6,889	8,250	9,998	9,843	11,326	8,151	14,367
Other financial assets at fair value	20,358	27,776	29,150	28,356	44,972	40,118	38,660
Customer loans	12,116	18,716	15,788	13,936	13,821	14,389	11,878
Other (deposits at credit institutions, debt securities and	8,242	9,061	13,361	14,420	31,151	25,728	26,782
Available-for-sale financial assets	99,165	97,647	97,189	92,267	107,125	105,617	93,346
Debt securities	94,349	93,111	92,803	87,724	102,511	100,811	88,929
Equities	4,816	4,536	4,386	4,542	4,614	4,805	4,417
Loans	779,331	787,159	781,509	756,858	766,319	730,764	725,796
Deposits at credit institutions	52,924	57,340	58,649	53,785	61,898	50,996	52,939
Customer loans	719,533	723,364	716,253	696,013	696,904	671,984	664,946
Debt securities	6,874	6,454	6,607	7,059	7,517	7,784	7,911
Investments	4,685	4,730	4,676	4,453	4,729	5,012	5,032
Intangible assets and property and equipment	16,816	16,474	17,055	17,296	17,227	17,060	16,826
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878	23,729
Other	51,117	49,924	49,543	49,338	52,253	49,267	47,402

Total assets	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118	1,192,181

Liabilities and shareholders’ equity
Trading portfolio	149,125	161,487	172,388	143,241	154,089	139,903	128,983
Customer deposits	16,085	28,765	23,086	8,897	13,200	17,569	15,085
Marketable debt securities	74	94	122	1	1	1	1
Trading derivatives	96,889	110,958	123,459	109,743	105,624	89,935	79,816
Other	36,077	21,669	25,721	24,600	35,264	32,399	34,081
Other financial liabilities at fair value	47,490	38,757	42,259	45,418	59,422	54,779	48,996
Customer deposits	32,068	23,974	22,788	28,638	31,473	32,427	28,633
Marketable debt securities	5,247	6,168	6,769	4,904	5,650	6,154	6,475
Deposits at credit institutions	10,174	8,615	12,702	11,876	22,298	16,198	13,889
Financial liabilities at amortized cost	964,252	973,084	961,851	959,321	943,057	910,139	896,554
Due to central banks and credit institutions	124,780	138,200	138,261	131,670	103,375	98,115	99,054
Customer deposits	594,633	591,269	584,199	589,104	608,555	594,938	589,716
Marketable debt securities	201,697	202,303	199,256	201,064	195,091	182,452	174,960
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118	15,300
Other financial liabilities	20,321	18,905	21,044	19,245	18,208	18,516	17,525
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324
Provisions	17,206	16,451	15,952	16,148	16,021	15,116	14,665
Other liability accounts	21,914	22,026	24,039	22,771	23,305	20,696	20,020

Total liabilities	1,200,705	1,212,229	1,217,618	1,188,324	1,197,157	1,141,724	1,110,542

Shareholders’ equity	80,717	80,696	81,281	81,333	82,158	83,202	83,954
Capital stock	4,538	4,718	4,949	5,161	5,269	5,405	5,546
Reserves	74,552	74,229	74,862	74,528	75,683	75,542	75,320
Attributable profit to the Group	1,627	1,749	1,872	2,295	1,205	2,255	3,311
Less: dividends	—	—	(401)	(650)	—	—	(223)
Equity adjustments by valuation	(6,831)	(8,944)	(8,561)	(9,474)	(9,013)	(11,903)	(12,133)
Minority interests	8,247	8,071	9,667	9,415	11,397	10,095	9,818

Total equity	82,134	79,823	82,388	81,275	84,542	81,394	81,639

Total liabilities and equity	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118	1,192,181

Customer loans

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Spanish Public sector	17,331	17,738	(407)	(2.3)	16,884
Other residents	165,571	188,392	(22,822)	(12.1)	183,130
Commercial bills	6,612	8,567	(1,955)	(22.8)	8,699
Secured loans	97,619	106,295	(8,677)	(8.2)	103,890
Other loans	61,340	73,530	(12,190)	(16.6)	70,540
Non-resident sector	529,465	570,722	(41,257)	(7.2)	544,520
Secured loans	324,631	350,418	(25,787)	(7.4)	339,519
Other loans	204,834	220,304	(15,470)	(7.0)	205,000

Gross customer loans	712,367	776,852	(64,486)	(8.3)	744,534

Loan-loss allowances	25,546	24,172	1,373	5.7	25,422

Net customer loans	686,821	752,680	(65,859)	(8.7)	719,112

Pro memoria: Doubtful loans	40,150	34,872	5,277	15.1	35,301
Public sector	172	103	69	66.9	121
Other residents	20,566	15,767	4,800	30.4	16,025
Non-resident sector	19,411	19,003	409	2.2	19,156

Customer loans

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Spanish Public sector	12,801	17,959	17,738	16,884	17,561	17,634	17,331
Other residents	193,462	188,897	188,392	183,130	178,460	171,494	165,571
Commercial bills	8,790	9,081	8,567	8,699	8,007	7,654	6,612
Secured loans	110,731	108,305	106,295	103,890	101,863	97,997	97,619
Other loans	73,940	71,511	73,530	70,540	68,590	65,843	61,340
Non-resident sector	557,803	579,259	570,722	544,520	553,946	536,878	529,465
Secured loans	343,492	350,186	350,418	339,519	340,486	329,471	324,631
Other loans	214,311	229,073	220,304	205,000	213,461	207,407	204,834

Gross customer loans	764,065	786,114	776,852	744,534	749,967	726,007	712,367

Loan-loss allowances	19,116	21,346	24,172	25,422	26,154	25,857	25,546

Net customer loans	744,950	764,768	752,680	719,112	723,814	700,149	686,821

Pro memoria: Doubtful loans	31,812	33,499	34,872	35,301	37,138	39,023	40,150
Public sector	139	133	103	121	103	117	172
Other residents	14,613	15,104	15,767	16,025	16,613	19,201	20,566
Non-resident sector	17,060	18,262	19,003	19,156	20,422	19,705	19,411

Credit risk management *

EUR million

			Variation
	30.09.13	30.09.12	Amount		%	31.12.12
Non-performing loans	41,173	35,802	5,372		15.0	36,061
NPL ratio (%)	5.43	4.34	1.09 p.			4.54
Loan-loss allowances	26,300	24,889	1,411		5.7	26,111
Specific	22,373	20,741	1,633		7.9	21,793
Generic	3,927	4,149	(222)		(5.3)	4,319
NPL coverage (%)	63.9	69.5	(5.6 p.	)		72.4
Cost of credit (%) **	1.77	2.20	(0.43 p.	)		2.38
*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Non-performing loans	32,534	34,339	35,802	36,061	38,051	40,055	41,173
NPL ratio (%)	3.98	4.11	4.34	4.54	4.76	5.18	5.43
Loan-loss allowances	19,914	22,080	24,889	26,111	26,966	26,579	26,300
Specific	15,738	17,886	20,741	21,793	22,565	22,594	22,373
Generic	4,176	4,194	4,149	4,319	4,401	3,985	3,927
NPL coverage (%)	61.2	64.3	69.5	72.4	70.9	66.4	63.9
Cost of credit (%) **	1.51	1.91	2.20	2.38	2.38	2.05	1.77
*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Non-performing loans by quarter

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051	40,055
Net additions	3,615	5,425	3,815	3,682	3,798	5,875	4,122
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)	(401)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)	(2,603)

Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055	41,173

Customer funds under management

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Resident public sector	12,893	7,277	5,616	77.2	8,487
Other residents	164,101	145,147	18,954	13.1	157,011
Demand deposits	74,878	68,863	6,015	8.7	71,526
Time deposits	83,798	62,440	21,358	34.2	75,414
Other	5,425	13,844	(8,419)	(60.8)	10,071
Non-resident sector	456,440	477,649	(21,209)	(4.4)	461,141
Demand deposits	242,801	231,458	11,342	4.9	228,698
Time deposits	155,426	182,822	(27,395)	(15.0)	179,503
Other	58,213	63,369	(5,156)	(8.1)	52,940

Customer deposits	633,433	630,072	3,361	0.5	626,639

Debt securities*	181,435	206,147	(24,712)	(12.0)	205,969
Subordinated debt	15,300	19,090	(3,791)	(19.9)	18,238

On-balance-sheet customer funds	830,168	855,310	(25,142)	(2.9)	850,846

Mutual funds	93,048	93,745	(697)	(0.7)	89,176
Pension funds	10,427	9,699	728	7.5	10,076
Managed portfolios	20,857	18,184	2,673	14.7	18,889

Other customer funds under management	124,332	121,628	2,704	2.2	118,141

Customer funds under management	954,500	976,938	(22,438)	(2.3)	968,987

*	Including retail commercial paper (EUR million): 4,820 in September 2013, 12,535 in September 2012 and 11,536 in December 2012

Mutual funds

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Spain	26,919	23,730	3,189	13.4	23,093
Portugal	1,141	1,611	(471)	(29.2)	1,544
Poland	2,600	2,188	412	18.8	2,443
United Kingdom	9,572	16,243	(6,671)	(41.1)	13,919
Latin America	52,816	49,972	2,844	5.7	48,178

Total	93,048	93,745	(697)	(0.7)	89,176

Pension funds

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Spain	9,650	8,935	715	8.0	9,289
Portugal	776	764	12	1.6	787

Total	10,427	9,699	728	7.5	10,076

Customer funds under management

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Resident public sector	10,925	7,334	7,277	8,487	13,198	10,734	12,893
Other residents	137,134	147,886	145,147	157,011	164,090	167,266	164,101
Demand deposits	67,382	72,016	68,863	71,526	73,015	76,274	74,878
Time deposits	60,511	61,424	62,440	75,414	82,772	83,227	83,798
Other	9,241	14,445	13,844	10,071	8,302	7,764	5,425
Non-resident sector	494,727	488,789	477,649	461,141	475,940	466,934	456,440
Demand deposits	224,318	223,221	231,458	228,698	238,130	238,021	242,801
Time deposits	194,764	185,528	182,822	179,503	176,979	163,559	155,426
Other	75,645	80,040	63,369	52,940	60,831	65,354	58,213

Customer deposits	642,786	644,009	630,072	626,639	653,228	644,934	633,433

Debt securities*	207,018	208,565	206,147	205,969	200,742	188,607	181,435
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118	15,300

On-balance-sheet customer funds	872,625	874,981	855,310	850,846	871,798	849,659	830,168

Mutual funds	105,914	97,683	93,745	89,176	93,773	88,447	93,048
Pension funds	9,765	9,436	9,699	10,076	10,181	10,135	10,427
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325	20,857

Other customer funds under management	135,179	125,184	121,628	118,141	124,880	118,907	124,332

Customer funds under management	1,007,804	1,000,165	976,938	968,987	996,678	968,565	954,500

*

Including retail commercial paper (in EUR million): 8,346 in March 2012, 9,803 in June 2012, 12,535 in September 2012, 11,536 in December 2012, 10,153 in March 2013, 7,471 in June 2013 and 4.820 in September 2013

Mutual funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Spain	27,292	24,060	23,730	23,093	23,580	24,340	26,919
Portugal	1,809	1,441	1,611	1,544	1,437	1,281	1,141
Poland	2,059	2,059	2,188	2,443	2,428	2,529	2,600
United Kingdom	15,674	16,110	16,243	13,919	12,638	10,687	9,572
Latin America	59,080	54,013	49,972	48,178	53,690	49,610	52,816

Total	105,914	97,683	93,745	89,176	93,773	88,447	93,048

Pension funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Spain	8,983	8,680	8,935	9,289	9,401	9,366	9,650
Portugal	782	757	764	787	780	768	776

Total	9,765	9,436	9,699	10,076	10,181	10,135	10,427

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Capital stock	5,546	4,949	597	12.1	5,161
Additional paid-in surplus	36,949	35,069	1,880	5.4	37,302
Reserves	38,476	39,971	(1,495)	(3.7)	37,513
Treasury stock	(105)	(179)	74	(41.3)	(287)

Shareholders’ equity (before profit and dividends)	80,866	79,811	1,055	1.3	79,689

Attributable profit	3,311	1,872	1,439	76.9	2,295
Interim dividend distributed	(223)	(401)	178	(44.4)	(650)
Interim dividend not distributed	—	—	—	—	(412)

Shareholders’ equity (after retained profit)	83,954	81,281	2,672	3.3	80,921

Valuation adjustments	(12,133)	(8,561)	(3,572)	41.7	(9,474)
Minority interests	9,818	9,667	151	1.6	9,415

Total equity (after retained profit)	81,639	82,388	(749)	(0.9)	80,862

Preferred shares and securities in subordinated debt	4,247	4,792	(545)	(11.4)	4,740

Total equity and capital with the nature of financial liabilities	85,886	87,180	(1,294)	(1.5)	85,602

Computable capital and BIS II ratio

EUR million

			Variation
	30.09.13	30.09.12	Amount	%	31.12.12
Core capital	58,085	58,370	(285)	(0.5)	57,558
Basic capital	62,502	63,122	(620)	(1.0)	62,234
Supplementary capital	10,545	12,710	(2,165)	(17.0)	11,981
Deductions	(1,211)	(1,248)	38	(3.0)	(1,279)

Computable capital	71,836	74,584	(2,748)	(3.7)	72,936

Risk-weighted assets	502,297	562,285	(59,988)	(10.7)	557,030

BIS II ratio	14.30	13.26	1.04 p.		13.09

Tier I (before deductions)	12.44	11.23	1.21 p.		11.17

Core capital	11.56	10.38	1.18 p.		10.33

Shareholders’ equity surplus (BIS II ratio)	31,652	29,601	2,051	6.9	28,374

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	9M ’13	9M ’12	Var (%)	9M ’13	9M ’12	Var (%)	9M ’13	9M ’12	9M ’13	9M ’12
Income statement (EUR million)
Continental Europe*	4,627	5,105	(9.4)	833	1,192	(30.1)	51.6	48.7	3.73	5.08

o/w: Spain	2,501	3,037	(17.6)	367	746	(50.8)	53.4	48.7	4.09	7.19
Portugal	324	464	(30.1)	77	96	(19.3)	53.3	45.0	4.06	5.03
Poland	564	382	47.6	261	235	11.0	43.8	45.2	18.39	18.18
Santander Consumer Finance	1,315	1,350	(2.6)	585	562	4.1	44.1	43.1	6.95	6.93

United Kingdom*	1,618	1,692	(4.4)	793	778	1.9	54.7	54.7	8.09	7.80

Latin America	9,665	11,441	(15.5)	2,589	3,274	(20.9)	40.3	37.3	14.32	19.28

o/w: Brazil	6,487	8,345	(22.3)	1,277	1,671	(23.6)	38.1	34.6	12.55	17.75
Mexico	1,412	1,267	11.4	564	827	(31.8)	39.4	38.6	18.88	25.92
Chile	976	1,007	(3.1)	316	356	(11.2)	42.3	40.7	17.39	20.60

USA	742	1,105	(32.8)	587	579	1.3	55.5	44.3	13.35	14.80

Operating areas*	16,653	19,344	(13.9)	4,801	5,823	(17.6)	46.3	43.0	8.79	10.72

Corporate Activities*	(1,164)	(1,265)	(8.0)	(1,491)	(1,505)	(1.0)

Total Group*	15,490	18,079	(14.3)	3,310	4,318	(23.3)	49.0	45.4	5.48	7.31

Net capital gains and provisions				—	(2,446)	(100.0)

Total Group				3,310	1,872	76.9	49.0	45.4	5.48	3.17

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.09.13	30.09.12	Var (%)	30.09.13	30.09.12	Var (%)	30.09.13	30.09.12	30.09.13	30.09.12
Activity (EUR million)
Continental Europe	271,878	290,909	(6.5)	262,970	239,961	9.6	8.48	6.07	61.1	68.4

o/w: Spain	164,810	180,506	(8.7)	188,824	169,335	11.5	6.40	3.64	45.0	45.7
Portugal	24,712	26,759	(7.6)	24,185	23,877	1.3	7.86	6.16	51.9	51.7
Poland	16,298	9,659	68.7	17,404	11,035	57.7	7.75	4.69	64.1	64.0
Santander Consumer Finance	55,898	56,822	(1.6)	30,726	33,087	(7.1)	3.96	3.96	109.2	109.7

United Kingdom	237,138	270,051	(12.2)	197,252	213,508	(7.6)	1.98	1.94	41.6	44.8

Latin America	135,832	142,412	(4.6)	132,114	135,000	(2.1)	5.32	5.31	82.9	89.8

o/w: Brazil	69,395	75,293	(7.8)	65,801	69,588	(5.4)	6.12	6.79	92.0	92.0
Mexico	21,007	21,545	(2.5)	25,783	24,162	6.7	3.58	1.69	99.0	175.4
Chile	29,697	30,043	(1.1)	22,076	23,192	(4.8)	6.00	5.00	49.7	60.8

USA	38,184	41,845	(8.8)	36,181	38,454	(5.9)	2.26	2.31	96.6	109.7

Operating areas	683,033	745,218	(8.3)	628,518	626,922	0.3	5.42	4.33	64.0	71.3

Total Group	686,821	752,680	(8.7)	633,433	630,072	0.5	5.43	4.34	63.9	69.5

	Employees		Branches
	30.09.13	30.09.12	30.09.13	30.09.12
Operating means
Continental Europe	59,642	58,365	6,701	6,521

o/w: Spain	28,297	29,808	4,573	4,680
Portugal	5,627	5,721	647	670
Poland	12,499	8,895	836	522
Santander Consumer Finance	11,869	12,604	635	638

United Kingdom	25,375	26,683	1,191	1,266

Latin America	87,708	91,269	5,963	5,987

o/w: Brazil	50,409	54,901	3,661	3,782
Mexico	14,486	13,348	1,229	1,123
Chile	12,299	12,339	488	496

USA	9,571	9,452	706	722

Operating areas	182,296	185,769	14,561	14,496

Corporate Activities	2,490	2,377

Total Group	184,786	188,146	14,561	14,496

Operating areas

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	21,274	24,238	(2,964)	(12.2)

Net fees	7,432	7,759	(327)	(4.2)
Gains (losses) on financial transactions	1,920	1,600	319	20.0
Other operating income*	360	315	45	14.1

Gross income	30,985	33,912	(2,927)	(8.6)

Operating expenses	(14,332)	(14,568)	236	(1.6)
General administrative expenses	(12,682)	(13,031)	349	(2.7)
Personnel	(7,400)	(7,686)	285	(3.7)
Other general administrative expenses	(5,282)	(5,345)	64	(1.2)
Depreciation and amortisation	(1,650)	(1,537)	(113)	7.3

Net operating income	16,653	19,344	(2,691)	(13.9)

Net loan-loss provisions	(8,380)	(9,475)	1,095	(11.6)
Other income	(1,145)	(1,488)	343	(23.1)

Ordinary profit before taxes	7,128	8,381	(1,252)	(14.9)

Tax on profit	(1,504)	(1,946)	442	(22.7)

Ordinary profit from continuing operations	5,624	6,435	(811)	(12.6)

Net profit from discontinued operations	(14)	50	(64)	—

Ordinary consolidated profit	5,609	6,484	(875)	(13.5)

Minority interests	808	661	147	22.2

Ordinary attributable profit to the Group	4,801	5,823	(1,022)	(17.6)

Net capital gains and provisions	—	(3,372)	3,372	(100.0)

Attributable profit to the Group	4,801	2,450	2,351	95.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	683,033	745,218	(62,185)	(8.3)
Trading portfolio (w/o loans)	124,361	159,370	(35,009)	(22.0)
Available-for-sale financial assets	74,755	90,852	(16,097)	(17.7)
Due from credit institutions**	111,289	97,932	13,357	13.6
Intangible assets and property and equipment	13,147	12,838	308	2.4
Other assets	135,018	128,431	6,587	5.1

Total assets/liabilities & shareholders’ equity	1,141,602	1,234,640	(93,038)	(7.5)

Customer deposits**	628,518	626,922	1,595	0.3
Marketable debt securities**	112,286	124,416	(12,129)	(9.7)
Subordinated debt**	10,707	14,202	(3,495)	(24.6)
Insurance liabilities	1,324	1,129	195	17.3
Due to credit institutions**	146,950	159,153	(12,203)	(7.7)
Other liabilities	171,624	238,217	(66,593)	(28.0)
Shareholders’ equity***	70,193	70,602	(409)	(0.6)

Other customer funds under management	124,332	121,628	2,704	2.2

Mutual funds	93,048	93,745	(697)	(0.7)
Pension funds	10,427	9,699	728	7.5
Managed portfolios	20,857	18,184	2,673	14.7

Customer funds under management	875,843	887,168	(11,325)	(1.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	8.79	10.72	(1.93 p.	)
Efficiency ratio (with amortisations)	46.3	43.0	3.3 p.
NPL ratio	5.42	4.33	1.09 p.
NPL coverage	64.0	71.3	(7.3 p.	)
Number of employees	182,296	185,769	(3,473)		(1.9)
Number of branches	14,561	14,496	65		0.4

Operating areas

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	8,216	8,063	7,958	7,528	7,232	7,231	6,811

Net fees	2,625	2,559	2,575	2,531	2,530	2,551	2,351
Gains (losses) on financial transactions	698	449	453	382	738	520	662
Other operating income*	72	236	7	60	119	159	82

Gross income	11,612	11,307	10,993	10,501	10,618	10,461	9,906

Operating expenses	(4,872)	(4,779)	(4,918)	(4,885)	(4,818)	(4,822)	(4,692)
General administrative expenses	(4,377)	(4,286)	(4,368)	(4,360)	(4,268)	(4,266)	(4,149)
Personnel	(2,567)	(2,528)	(2,590)	(2,518)	(2,517)	(2,487)	(2,396)
Other general administrative expenses	(1,810)	(1,758)	(1,778)	(1,841)	(1,750)	(1,779)	(1,752)
Depreciation and amortisation	(494)	(493)	(550)	(525)	(550)	(556)	(543)

Net operating income	6,740	6,528	6,075	5,616	5,800	5,639	5,214

Net loan-loss provisions	(3,113)	(3,405)	(2,957)	(3,080)	(2,889)	(2,877)	(2,614)
Other income	(509)	(496)	(482)	(258)	(306)	(453)	(386)

Ordinary profit before taxes	3,118	2,627	2,636	2,277	2,605	2,310	2,213

Tax on profit	(723)	(593)	(630)	(401)	(550)	(467)	(487)

Ordinary profit from continuing operations	2,394	2,034	2,006	1,876	2,055	1,843	1,726

Net profit from discontinued operations	17	11	22	20	—	(14)	(0)

Ordinary consolidated profit	2,412	2,045	2,028	1,896	2,055	1,829	1,725

Minority interests	254	221	186	253	303	257	248

Ordinary attributable profit to the Group	2,158	1,823	1,841	1,643	1,752	1,572	1,477

Net capital gains and provisions	—	(1,986)	(1,386)	(657)	—	—	—

Attributable profit to the Group	2,158	(163)	455	986	1,752	1,572	1,477

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	741,689	760,087	745,218	714,004	720,616	696,454	683,033
Trading portfolio (w/o loans)	146,916	157,634	159,370	154,847	154,901	143,239	124,361
Available-for-sale financial assets	94,145	94,048	90,852	83,317	89,676	83,196	74,755
Due from credit institutions**	88,335	86,724	97,932	93,657	121,064	102,394	111,289
Intangible assets and property and equipment	12,686	12,484	12,838	13,309	13,320	13,241	13,147
Other assets	129,285	125,176	128,431	127,773	124,272	126,398	135,018

Total assets/liabilities & shareholders’ equity	1,213,055	1,236,154	1,234,640	1,186,907	1,223,849	1,164,922	1,141,602

Customer deposits**	622,657	630,975	626,922	623,487	650,661	638,956	628,518
Marketable debt securities**	120,102	126,207	124,416	123,965	121,062	113,716	112,286
Subordinated debt**	16,581	17,064	14,202	13,372	13,358	11,706	10,707
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324
Due to credit institutions**	163,361	154,713	159,153	153,842	154,347	139,171	146,950
Other liabilities	216,007	234,384	238,217	201,043	206,836	187,664	171,624
Shareholders’ equity***	73,630	72,388	70,602	69,773	76,323	72,619	70,193

Other customer funds under management	135,179	125,184	121,628	118,141	124,885	118,907	124,332

Mutual funds	105,914	97,683	93,745	89,176	93,772	88,447	93,048
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135	10,427
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325	20,857

Customer funds under management	894,519	899,429	887,168	878,965	909,965	883,284	875,843

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.95	4.09	4.33	4.53	4.71	5.16	5.42
NPL coverage	62.1	64.8	71.3	73.3	71.8	66.3	64.0

Continental Europe

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	6,086	6,757	(672)	(9.9)

Net fees	2,715	2,769	(55)	(2.0)
Gains (losses) on financial transactions	665	254	411	162.3
Other operating income*	97	169	(72)	(42.7)

Gross income	9,562	9,949	(387)	(3.9)

Operating expenses	(4,935)	(4,844)	(91)	1.9
General administrative expenses	(4,384)	(4,351)	(33)	0.8
Personnel	(2,653)	(2,636)	(17)	0.7
Other general administrative expenses	(1,731)	(1,715)	(16)	0.9
Depreciation and amortisation	(551)	(493)	(58)	11.7

Net operating income	4,627	5,105	(478)	(9.4)

Net loan-loss provisions	(2,840)	(3,047)	207	(6.8)
Other income	(574)	(427)	(147)	34.4

Ordinary profit before taxes	1,213	1,630	(417)	(25.6)

Tax on profit	(263)	(396)	133	(33.6)

Ordinary profit from continuing operations	950	1,234	(284)	(23.0)

Net profit from discontinued operations	(0)	(2)	2	(83.0)

Ordinary consolidated profit	950	1,232	(282)	(22.9)

Minority interests	117	40	76	189.0

Ordinary attributable profit to the Group	833	1,192	(359)	(30.1)

Net capital gains and provisions	—	(3,453)	3,453	(100.0)

Attributable profit to the Group	833	(2,261)	3,094	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	271,878	290,909	(19,031)	(6.5)
Trading portfolio (w/o loans)	61,710	88,244	(26,535)	(30.1)
Available-for-sale financial assets	41,520	46,720	(5,199)	(11.1)
Due from credit institutions**	59,339	48,776	10,563	21.7
Intangible assets and property and equipment	6,234	5,457	778	14.3
Other assets	27,421	22,952	4,469	19.5

Total assets/liabilities & shareholders’ equity	468,102	503,058	(34,955)	(6.9)

Customer deposits**	262,970	239,961	23,009	9.6
Marketable debt securities**	15,578	21,100	(5,521)	(26.2)
Subordinated debt**	365	128	237	185.1
Insurance liabilities	1,324	1,129	195	17.3
Due to credit institutions**	70,116	71,151	(1,036)	(1.5)
Other liabilities	88,857	138,726	(49,869)	(35.9)
Shareholders’ equity***	28,893	30,862	(1,970)	(6.4)

Other customer funds under management	47,961	42,945	5,017	11.7

Mutual funds	30,659	27,529	3,130	11.4
Pension funds	10,427	9,699	728	7.5
Managed portfolios	6,876	5,717	1,159	20.3

Customer funds under management	326,875	304,133	22,742	7.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	3.73	5.08	(1.36p.	)
Efficiency ratio (with amortisations)	51.6	48.7	2.9 p.
NPL ratio	8.48	6.07	2.41 p.
NPL coverage	61.1	68.4	(7.3p.	)
Number of employees	59,642	58,365	1,277		2.2
Number of branches	6,701	6,521	180		2.8

Continental Europe

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	2,236	2,260	2,262	2,097	2,005	2,066	2,014

Net fees	921	952	896	855	911	920	884
Gains (losses) on financial transactions	282	(53)	24	52	265	131	270
Other operating income*	32	173	(35)	13	18	71	8

Gross income	3,470	3,332	3,147	3,018	3,198	3,188	3,176

Operating expenses	(1,618)	(1,602)	(1,625)	(1,613)	(1,668)	(1,637)	(1,630)
General administrative expenses	(1,455)	(1,440)	(1,455)	(1,439)	(1,485)	(1,452)	(1,447)
Personnel	(874)	(877)	(886)	(861)	(906)	(878)	(869)
Other general administrative expenses	(582)	(563)	(570)	(577)	(578)	(574)	(578)
Depreciation and amortisation	(162)	(162)	(169)	(174)	(183)	(185)	(182)

Net operating income	1,853	1,730	1,522	1,405	1,530	1,551	1,547

Net loan-loss provisions	(1,095)	(1,087)	(866)	(1,056)	(901)	(993)	(946)
Other income	(179)	(175)	(73)	(147)	(192)	(194)	(188)

Ordinary profit before taxes	579	469	583	202	437	363	413

Tax on profit	(144)	(101)	(152)	(16)	(100)	(70)	(93)

Ordinary profit from continuing operations	435	369	431	186	336	293	321

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)

Ordinary consolidated profit	436	365	432	181	336	293	321

Minority interests	14	13	13	8	29	42	45

Ordinary attributable profit to the Group	421	351	419	173	307	250	275

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—	—

Attributable profit to the Group	421	(1,635)	(1,048)	(484)	307	250	275

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	300,611	301,663	290,909	283,427	287,195	278,466	271,878
Trading portfolio (w/o loans)	78,957	84,927	88,244	87,992	84,960	78,032	61,710
Available-for-sale financial assets	54,792	51,296	46,720	38,309	45,439	44,259	41,520
Due from credit institutions**	44,508	45,421	48,776	49,020	63,313	59,516	59,339
Intangible assets and property and equipment	5,566	5,476	5,457	5,697	5,815	6,251	6,234
Other assets	27,108	23,499	22,952	30,827	23,082	21,880	27,421

Total assets/liabilities & shareholders’ equity	511,542	512,281	503,058	495,272	509,803	488,403	468,102

Customer deposits**	250,037	245,255	239,961	256,154	272,222	267,427	262,970
Marketable debt securities**	19,051	19,112	21,100	21,119	19,990	16,916	15,578
Subordinated debt**	175	180	128	118	351	349	365
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324
Due to credit institutions**	74,185	66,743	71,151	78,177	75,019	68,156	70,116
Other liabilities	135,505	149,289	138,726	107,245	110,675	104,976	88,857
Shareholders’ equity***	31,872	31,278	30,862	31,034	30,284	29,489	28,893

Other customer funds under management	46,320	42,375	42,945	43,391	43,958	44,652	47,961

Mutual funds	31,160	27,560	27,529	27,080	27,444	28,150	30,659
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135	10,427
Managed portfolios	5,395	5,378	5,717	6,236	6,327	6,367	6,876

Customer funds under management	315,582	306,922	304,133	320,783	336,522	329,344	326,875

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	5.41	5.67	6.07	6.29	6.62	7.83	8.48
NPL coverage	54.1	58.9	68.4	73.0	71.0	63.3	61.1

Spain

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	3,268	3,981	(713)	(17.9)

Net fees	1,461	1,548	(86)	(5.6)
Gains (losses) on financial transactions	520	196	324	164.8
Other operating income*	115	198	(83)	(42.0)

Gross income	5,364	5,923	(559)	(9.4)

Operating expenses	(2,863)	(2,886)	23	(0.8)
General administrative expenses	(2,584)	(2,609)	24	(0.9)
Personnel	(1,618)	(1,674)	56	(3.3)
Other general administrative expenses	(966)	(935)	(32)	3.4
Depreciation and amortisation	(278)	(277)	(1)	0.4

Net operating income	2,501	3,037	(535)	(17.6)

Net loan-loss provisions	(1,835)	(1,860)	24	(1.3)
Other income	(124)	(94)	(30)	31.5

Profit before taxes	542	1,083	(541)	(49.9)

Tax on profit	(173)	(333)	160	(48.1)

Profit from continuing operations	369	749	(380)	(50.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	369	749	(380)	(50.8)

Minority interests	2	3	(1)	(38.9)

Attributable profit to the Group	367	746	(379)	(50.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	164,810	180,506	(15,695)	(8.7)
Trading portfolio (w/o loans)	56,508	79,415	(22,907)	(28.8)
Available-for-sale financial assets	30,312	36,427	(6,115)	(16.8)
Due from credit institutions**	36,956	23,269	13,687	58.8
Intangible assets and property and equipment	4,170	3,980	189	4.8
Other assets	10,415	7,243	3,172	43.8

Total assets/liabilities & shareholders’ equity	303,170	330,839	(27,669)	(8.4)

Customer deposits**	188,824	169,335	19,489	11.5
Marketable debt securities**	4,821	12,537	(7,716)	(61.5)
Subordinated debt**	22	8	13	161.5
Insurance liabilities	554	723	(170)	(23.5)
Due to credit institutions**	26,950	19,019	7,931	41.7
Other liabilities	70,699	115,788	(45,088)	(38.9)
Shareholders’ equity***	11,301	13,429	(2,129)	(15.9)

Other customer funds under management	41,217	36,249	4,968	13.7

Mutual funds	26,764	23,561	3,203	13.6
Pension funds	9,645	8,931	715	8.0
Managed portfolios	4,807	3,757	1,050	28.0

Customer funds under management	234,883	218,129	16,755	7.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	4.09	7.19	(3.10 p.)
Efficiency ratio (with amortisations)	53.4	48.7	4.6 p.
NPL ratio	6.40	3.64	2.76 p.
NPL coverage	45.0	45.7	(0.7 p.)
Number of employees	28,297	29,808	(1,511)	(5.1)
Number of branches	4,573	4,680	(107)	(2.3)

Spain

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	1,297	1,347	1,337	1,187	1,078	1,122	1,069

Net fees	510	534	504	502	501	500	460
Gains (losses) on financial transactions	203	(75)	68	19	206	96	218
Other operating income*	32	156	10	50	30	77	8

Gross income	2,043	1,961	1,919	1,758	1,815	1,794	1,755

Operating expenses	(969)	(954)	(963)	(937)	(962)	(951)	(950)
General administrative expenses	(877)	(863)	(869)	(848)	(869)	(856)	(859)
Personnel	(559)	(555)	(559)	(534)	(554)	(538)	(526)
Other general administrative expenses	(318)	(308)	(309)	(314)	(315)	(319)	(333)
Depreciation and amortisation	(92)	(91)	(94)	(88)	(93)	(94)	(91)

Net operating income	1,074	1,008	956	821	853	844	805

Net loan-loss provisions	(724)	(670)	(466)	(613)	(516)	(690)	(630)
Other income	(55)	(46)	7	(34)	(36)	(29)	(59)

Profit before taxes	295	291	496	175	301	125	116

Tax on profit	(91)	(90)	(153)	(60)	(93)	(38)	(42)

Profit from continuing operations	204	202	343	115	208	87	74

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	204	202	343	115	208	87	74

Minority interests	2	0	1	(1)	1	1	0

Attributable profit to the Group	202	201	342	116	207	86	73

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	183,368	186,509	180,506	178,426	176,462	171,122	164,810
Trading portfolio (w/o loans)	70,072	75,542	79,415	78,456	73,971	70,625	56,508
Available-for-sale financial assets	43,328	40,983	36,427	29,681	33,300	32,980	30,312
Due from credit institutions**	19,404	25,702	23,269	24,784	37,817	37,197	36,956
Intangible assets and property and equipment	4,086	4,019	3,980	4,160	4,185	4,147	4,170
Other assets	10,387	7,827	7,243	13,238	5,330	6,497	10,415

Total assets/liabilities & shareholders’ equity	330,644	340,581	330,839	328,746	331,065	322,567	303,170

Customer deposits**	175,903	174,552	169,335	187,261	197,464	194,331	188,824
Marketable debt securities**	8,347	9,805	12,537	11,538	10,153	7,471	4,821
Subordinated debt**	7	8	8	8	7	7	22
Insurance liabilities	511	144	723	963	708	475	554
Due to credit institutions**	25,381	18,794	19,019	28,411	21,435	23,127	26,950
Other liabilities	106,486	123,535	115,788	87,066	89,129	85,316	70,699
Shareholders’ equity***	14,010	13,744	13,429	13,499	12,170	11,840	11,301

Other customer funds under management	40,486	35,954	36,249	36,122	37,065	37,887	41,217

Mutual funds	27,123	23,892	23,561	22,926	23,417	24,180	26,764
Pension funds	8,978	8,675	8,931	9,285	9,403	9,362	9,645
Managed portfolios	4,385	3,387	3,757	3,911	4,245	4,345	4,807

Customer funds under management	224,743	220,318	218,129	234,928	244,689	239,696	234,883

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.35	3.26	3.64	3.84	4.12	5.75	6.40
NPL coverage	49.4	43.6	45.7	50.0	50.3	43.1	45.0

Spread (Retail Banking)	3.24	3.27	3.08	2.62	2.37	2.54	2.48

Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15

Portugal

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	383	447	(64)	(14.4)

Net fees	251	258	(8)	(2.9)
Gains (losses) on financial transactions	40	109	(69)	(63.3)
Other operating income*	19	28	(9)	(31.1)

Gross income	693	842	(149)	(17.7)

Operating expenses	(369)	(379)	10	(2.6)
General administrative expenses	(310)	(318)	9	(2.7)
Personnel	(223)	(229)	6	(2.8)
Other general administrative expenses	(87)	(89)	2	(2.6)
Depreciation and amortisation	(59)	(60)	1	(1.8)

Net operating income	324	464	(140)	(30.1)

Net loan-loss provisions	(182)	(328)	147	(44.7)
Other income	(36)	(15)	(21)	138.3

Profit before taxes	106	120	(14)	(11.5)

Tax on profit	(29)	(24)	(5)	19.5

Profit from continuing operations	77	96	(19)	(19.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	77	96	(19)	(19.4)

Minority interests	0	0	(0)	(70.4)

Attributable profit to the Group	77	96	(19)	(19.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	24,712	26,759	(2,047)	(7.6)
Trading portfolio (w/o loans)	1,788	1,894	(106)	(5.6)
Available-for-sale financial assets	4,662	5,736	(1,074)	(18.7)
Due from credit institutions**	2,761	3,695	(934)	(25.3)
Intangible assets and property and equipment	896	399	497	124.5
Other assets	6,610	5,446	1,164	21.4

Total assets/liabilities & shareholders’ equity	41,429	43,929	(2,500)	(5.7)

Customer deposits**	24,185	23,877	308	1.3
Marketable debt securities**	2,375	3,759	(1,384)	(36.8)
Subordinated debt**	0	0	(0)	(49.6)
Insurance liabilities	88	77	11	13.7
Due to credit institutions**	11,880	13,503	(1,623)	(12.0)
Other liabilities	358	254	104	40.9
Shareholders’ equity***	2,544	2,459	85	3.4

Other customer funds under management	2,043	2,440	(397)	(16.3)

Mutual funds	1,141	1,611	(471)	(29.2)
Pension funds	776	764	12	1.6
Managed portfolios	126	65	61	94.4

Customer funds under management	28,603	30,076	(1,473)	(4.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	4.06	5.03	(0.96 p. )
Efficiency ratio (with amortisations)	53.3	45.0	8.3 p.
NPL ratio	7.86	6.16	1.70 p.
NPL coverage	51.9	51.7	0.2 p.
Number of employees	5,627	5,721	(94)	(1.6)
Number of branches	647	670	(23)	(3.4)

Portugal

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	147	152	147	122	117	134	132

Net fees	90	91	77	70	85	87	79
Gains (losses) on financial transactions	70	7	32	(0)	23	7	10
Other operating income*	10	17	1	2	6	6	7

Gross income	318	267	258	195	231	233	228

Operating expenses	(126)	(126)	(126)	(128)	(124)	(122)	(123)
General administrative expenses	(106)	(106)	(106)	(107)	(104)	(102)	(103)
Personnel	(76)	(76)	(76)	(77)	(75)	(74)	(74)
Other general administrative expenses	(30)	(29)	(30)	(31)	(29)	(28)	(29)
Depreciation and amortisation	(20)	(20)	(20)	(21)	(20)	(20)	(20)

Net operating income	191	141	132	67	107	112	105

Net loan-loss provisions	(131)	(91)	(106)	(65)	(64)	(62)	(56)
Other income	(16)	(5)	6	4	(13)	(17)	(6)

Profit before taxes	44	45	31	7	31	32	44

Tax on profit	(12)	(7)	(5)	20	(10)	(7)	(12)

Profit from continuing operations	32	38	26	26	21	25	32

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	32	38	26	26	21	25	32

Minority interests	(0)	0	0	(0)	0	0	(0)

Attributable profit to the Group	32	38	26	26	21	25	32

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	27,808	27,289	26,759	25,960	25,518	25,210	24,712
Trading portfolio (w/o loans)	1,672	1,789	1,894	1,947	1,905	1,794	1,788
Available-for-sale financial assets	5,295	5,511	5,736	4,023	4,675	4,934	4,662
Due from credit institutions**	2,200	2,368	3,695	3,527	3,447	3,566	2,761
Intangible assets and property and equipment	439	418	399	382	392	906	896
Other assets	6,196	6,018	5,446	6,047	6,198	5,829	6,610

Total assets/liabilities & shareholders’ equity	43,609	43,394	43,929	41,887	42,136	42,239	41,429

Customer deposits**	23,321	23,772	23,877	23,971	23,703	23,577	24,185
Marketable debt securities**	4,734	3,892	3,759	3,492	3,411	2,396	2,375
Subordinated debt**	(0)	0	0	0	0	0	0
Insurance liabilities	70	67	77	87	88	87	88
Due to credit institutions**	13,198	13,325	13,503	11,721	12,203	13,336	11,880
Other liabilities	(285)	(196)	254	195	180	296	358
Shareholders’ equity***	2,571	2,534	2,459	2,421	2,550	2,547	2,544

Other customer funds under management	2,654	2,266	2,440	2,421	2,316	2,158	2,043

Mutual funds	1,809	1,441	1,611	1,544	1,437	1,281	1,141
Pension funds	782	757	764	787	780	768	776
Managed portfolios	63	69	65	90	99	109	126

Customer funds under management	30,708	29,930	30,076	29,884	29,430	28,131	28,603

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.59	5.42	6.16	6.56	6.88	7.41	7.86
NPL coverage	57.6	53.4	51.7	53.1	52.9	52.4	51.9

Spread (Retail Banking)	1.43	1.43	1.34	1.23	1.22	1.26	1.38

Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)

Poland

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	575	401	174	43.4

Net fees	314	243	72	29.6
Gains (losses) on financial transactions	104	38	65	170.6
Other operating income*	11	15	(4)	(27.5)

Gross income	1,004	698	307	44.0

Operating expenses	(440)	(315)	(125)	39.6
General administrative expenses	(399)	(290)	(110)	37.8
Personnel	(238)	(172)	(66)	38.5
Other general administrative expenses	(162)	(118)	(44)	36.9
Depreciation and amortisation	(41)	(26)	(15)	59.3

Net operating income	564	382	182	47.6

Net loan-loss provisions	(128)	(80)	(49)	60.8
Other income	(1)	2	(3)	—

Profit before taxes	435	305	130	42.7

Tax on profit	(84)	(62)	(23)	37.1

Profit from continuing operations	350	243	107	44.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	350	243	107	44.1

Minority interests	89	8	81	—

Attributable profit to the Group	261	235	26	11.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	16,298	9,659	6,639	68.7
Trading portfolio (w/o loans)	561	399	161	40.4
Available-for-sale financial assets	4,861	2,998	1,863	62.1
Due from credit institutions**	821	423	398	94.0
Intangible assets and property and equipment	220	140	80	57.3
Other assets	2,046	1,059	987	93.2

Total assets/liabilities & shareholders’ equity	24,805	14,678	10,127	69.0

Customer deposits**	17,404	11,035	6,369	57.7
Marketable debt securities**	—	—	—	—
Subordinated debt**	333	100	233	232.6
Insurance liabilities	—	—	—	—
Due to credit institutions**	2,577	713	1,864	261.2
Other liabilities	2,654	1,047	1,606	153.4
Shareholders’ equity***	1,837	1,782	55	3.1

Other customer funds under management	2,708	2,345	363	15.5

Mutual funds	2,600	2,188	412	18.8
Pension funds	—	—	—	—
Managed portfolios	109	157	(49)	(31.0)

Customer funds under management	20,445	13,480	6,965	51.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	18.39	18.18	0.21 p.
Efficiency ratio (with amortisations)	43.8	45.2	(1.4 p.)
NPL ratio	7.75	4.69	3.06 p.
NPL coverage	64.1	64.0	0.1 p.
Number of employees	12,499	8,895	3,604	40.5
Number of branches	836	522	314	60.2

Poland

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	129	134	139	140	181	191	204

Net fees	78	80	84	89	104	106	105
Gains (losses) on financial transactions	10	16	13	41	35	29	39
Other operating income*	1	13	1	0	(1)	14	(2)

Gross income	218	243	237	270	318	340	346

Operating expenses	(105)	(104)	(107)	(110)	(158)	(144)	(138)
General administrative expenses	(96)	(96)	(98)	(102)	(144)	(130)	(125)
Personnel	(57)	(57)	(57)	(62)	(85)	(78)	(75)
Other general administrative expenses	(39)	(39)	(40)	(40)	(59)	(52)	(50)
Depreciation and amortisation	(9)	(8)	(9)	(8)	(14)	(14)	(13)

Net operating income	113	139	130	160	160	196	208

Net loan-loss provisions	(20)	(32)	(27)	(33)	(42)	(51)	(35)
Other income	2	(0)	0	(3)	(5)	6	(2)

Profit before taxes	95	106	103	124	113	151	171

Tax on profit	(21)	(20)	(21)	(26)	(23)	(27)	(35)

Profit from continuing operations	75	86	82	99	91	123	136

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	75	86	82	99	91	123	136

Minority interests	2	3	3	5	21	32	36

Attributable profit to the Group	73	84	79	94	70	91	100

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	9,106	9,191	9,659	9,732	16,188	15,983	16,298
Trading portfolio (w/o loans)	769	871	399	175	665	658	561
Available-for-sale financial assets	2,832	2,634	2,998	2,876	5,150	4,596	4,861
Due from credit institutions**	368	549	423	394	352	421	821
Intangible assets and property and equipment	187	175	140	146	242	223	220
Other assets	1,100	698	1,059	1,527	1,938	1,252	2,046

Total assets/liabilities & shareholders’ equity	14,363	14,119	14,678	14,850	24,535	23,133	24,805

Customer deposits**	10,028	10,463	11,035	11,217	17,794	16,591	17,404
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	100	100	100	100	335	331	333
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	1,690	1,109	713	478	1,578	1,712	2,577
Other liabilities	677	773	1,047	1,258	2,839	2,708	2,654
Shareholders’ equity***	1,867	1,673	1,782	1,796	1,989	1,791	1,837

Other customer funds under management	2,248	2,232	2,345	2,594	2,554	2,631	2,708

Mutual funds	2,059	2,059	2,188	2,443	2,428	2,529	2,600
Pension funds	—	—	—	—	—	—	—
Managed portfolios	188	173	157	150	126	102	109

Customer funds under management	12,376	12,796	13,480	13,911	20,684	19,554	20,445

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.74	4.93	4.69	4.72	7.39	8.08	7.75
NPL coverage	66.3	62.1	64.0	68.3	67.6	59.3	64.1

Spread (Retail Banking)	4.56	4.59	4.57	4.44	3.14	3.17	3.16

Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73

Poland

PLN million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,416	1,688	729	43.2

Net fees	1,320	1,020	300	29.4
Gains (losses) on financial transactions	435	161	274	170.2
Other operating income*	47	65	(18)	(27.6)

Gross income	4,219	2,934	1,285	43.8

Operating expenses	(1,849)	(1,326)	(522)	39.4
General administrative expenses	(1,676)	(1,218)	(458)	37.6
Personnel	(998)	(722)	(276)	38.3
Other general administrative expenses	(678)	(496)	(182)	36.7
Depreciation and amortisation	(173)	(108)	(64)	59.1

Net operating income	2,370	1,608	762	47.4

Net loan-loss provisions	(539)	(336)	(203)	60.6
Other income	(5)	10	(15)	—

Profit before taxes	1,825	1,281	544	42.5

Tax on profit	(354)	(259)	(96)	36.9

Profit from continuing operations	1,471	1,022	449	43.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,471	1,022	449	43.9

Minority interests	374	33	341	—

Attributable profit to the Group	1,097	990	107	10.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	68,920	39,639	29,281	73.9
Trading portfolio (w/o loans)	2,371	1,639	733	44.7
Available-for-sale financial assets	20,555	12,303	8,251	67.1
Due from credit institutions**	3,470	1,735	1,734	99.9
Intangible assets and property and equipment	928	573	356	62.1
Other assets	8,651	4,346	4,305	99.1

Total assets/liabilities & shareholders’ equity	104,895	60,235	44,660	74.1

Customer deposits**	73,596	45,284	28,312	62.5
Marketable debt securities**	—	—	—	—
Subordinated debt**	1,410	411	998	242.8
Insurance liabilities	—	—	—	—
Due to credit institutions**	10,898	2,928	7,970	272.2
Other liabilities	11,222	4,298	6,924	161.1
Shareholders’ equity***	7,770	7,314	456	6.2

Other customer funds under management	11,453	9,623	1,829	19.0

Mutual funds	10,994	8,977	2,016	22.5
Pension funds	—	—	—	—
Managed portfolios	459	646	(187)	(28.9)

Customer funds under management	86,458	55,318	31,140	56.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland

PLN million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	546	569	573	575	750	802	865

Net fees	330	341	349	365	431	444	445
Gains (losses) on financial transactions	41	66	53	171	145	123	167
Other operating income*	5	55	4	1	(3)	59	(8)

Gross income	923	1,032	979	1,111	1,323	1,427	1,469

Operating expenses	(443)	(442)	(441)	(453)	(656)	(605)	(588)
General administrative expenses	(406)	(408)	(404)	(418)	(597)	(546)	(533)
Personnel	(242)	(242)	(237)	(255)	(351)	(326)	(320)
Other general administrative expenses	(164)	(166)	(167)	(163)	(246)	(219)	(213)
Depreciation and amortisation	(37)	(35)	(36)	(35)	(59)	(59)	(55)

Net operating income	480	589	538	659	667	823	881

Net loan-loss provisions	(85)	(137)	(114)	(134)	(174)	(216)	(150)
Other income	8	(0)	1	(13)	(21)	24	(8)

Profit before taxes	403	452	426	512	471	631	723

Tax on profit	(87)	(84)	(87)	(105)	(94)	(114)	(146)

Profit from continuing operations	316	368	339	406	378	517	577

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	316	368	339	406	378	517	577

Minority interests	9	11	12	20	86	136	153

Attributable profit to the Group	307	356	327	387	292	381	424

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	37,811	39,052	39,639	39,649	67,672	69,326	68,920
Trading portfolio (w/o loans)	3,193	3,702	1,639	711	2,780	2,853	2,371
Available-for-sale financial assets	11,760	11,191	12,303	11,716	21,530	19,936	20,555
Due from credit institutions**	1,528	2,333	1,735	1,606	1,471	1,827	3,470
Intangible assets and property and equipment	776	744	573	596	1,013	967	928
Other assets	4,569	2,965	4,346	6,222	8,101	5,430	8,651

Total assets/liabilities & shareholders’ equity	59,638	59,987	60,235	60,500	102,566	100,340	104,895

Customer deposits**	41,640	44,457	45,284	45,698	74,388	71,966	73,596
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	416	426	411	409	1,401	1,436	1,410
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	7,018	4,713	2,928	1,949	6,597	7,425	10,898
Other liabilities	2,811	3,283	4,298	5,126	11,867	11,745	11,222
Shareholders’ equity***	7,753	7,108	7,314	7,319	8,314	7,768	7,770

Other customer funds under management	9,332	9,483	9,623	10,566	10,677	11,414	11,453

Mutual funds	8,550	8,749	8,977	9,954	10,152	10,969	10,994
Pension funds	—	—	—	—	—	—	—
Managed portfolios	783	734	646	613	526	444	459

Customer funds under management	51,388	54,366	55,318	56,673	86,466	84,816	86,458

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,761	1,785	(25)	(1.4)

Net fees	597	598	(1)	(0.1)
Gains (losses) on financial transactions	1	(11)	12	—
Other operating income*	(7)	(1)	(6)	635.3

Gross income	2,352	2,372	(19)	(0.8)

Operating expenses	(1,038)	(1,021)	(16)	1.6
General administrative expenses	(881)	(908)	27	(2.9)
Personnel	(483)	(465)	(19)	4.1
Other general administrative expenses	(398)	(443)	46	(10.3)
Depreciation and amortisation	(157)	(114)	(43)	37.7

Net operating income	1,315	1,350	(36)	(2.6)

Net loan-loss provisions	(460)	(549)	89	(16.2)
Other income	(65)	(42)	(23)	55.5

Profit before taxes	790	760	30	4.0

Tax on profit	(179)	(166)	(13)	7.7

Profit from continuing operations	611	594	17	2.9

Net profit from discontinued operations	(0)	(2)	2	(83.0)

Consolidated profit	611	592	19	3.2

Minority interests	26	29	(4)	(12.5)

Attributable profit to the Group	585	562	23	4.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	55,898	56,822	(924)	(1.6)
Trading portfolio (w/o loans)	904	1,520	(616)	(40.5)
Available-for-sale financial assets	598	329	269	81.8
Due from credit institutions**	10,966	12,156	(1,190)	(9.8)
Intangible assets and property and equipment	940	927	13	1.4
Other assets	2,386	2,569	(182)	(7.1)

Total assets/liabilities & shareholders’ equity	71,692	74,323	(2,631)	(3.5)

Customer deposits**	30,726	33,087	(2,360)	(7.1)
Marketable debt securities**	8,380	4,747	3,633	76.5
Subordinated debt**	10	19	(9)	(48.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	17,627	21,018	(3,390)	(16.1)
Other liabilities	3,853	4,578	(725)	(15.8)
Shareholders’ equity***	11,094	10,874	221	2.0

Other customer funds under management	6	6	0	6.4

Mutual funds	2	2	(0)	(8.0)
Pension funds	4	4	1	13.8
Managed portfolios	—	—	—	—

Customer funds under management	39,123	37,859	1,264	3.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	6.95	6.93	0.02 p.
Efficiency ratio (with amortisations)	44.1	43.1	1.0 p.
NPL ratio	3.96	3.96	—
NPL coverage	109.2	109.7	(0.5 p. )
Number of employees	11,869	12,604	(735)	(5.8)
Number of branches	635	638	(3)	(0.5)

Santander Consumer Finance

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	611	580	594	604	587	582	592

Net fees	204	198	196	180	192	197	207
Gains (losses) on financial transactions	(5)	2	(8)	(4)	0	(1)	2
Other operating income*	0	1	(2)	(9)	(3)	(4)	(0)

Gross income	810	782	780	770	776	775	801

Operating expenses	(338)	(337)	(347)	(360)	(351)	(341)	(345)
General administrative expenses	(303)	(300)	(305)	(308)	(300)	(288)	(292)
Personnel	(150)	(156)	(159)	(159)	(161)	(159)	(163)
Other general administrative expenses	(153)	(144)	(146)	(149)	(139)	(129)	(130)
Depreciation and amortisation	(35)	(37)	(42)	(52)	(51)	(53)	(53)

Net operating income	472	445	433	410	425	434	456

Net loan-loss provisions	(176)	(199)	(174)	(204)	(171)	(131)	(158)
Other income	(18)	(6)	(17)	1	(21)	(29)	(15)

Profit before taxes	278	240	242	207	233	274	283

Tax on profit	(62)	(50)	(53)	(35)	(49)	(64)	(66)

Profit from continuing operations	215	190	189	172	184	210	217

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)

Consolidated profit	216	186	190	167	184	210	217

Minority interests	10	10	9	5	7	9	9

Attributable profit to the Group	206	176	181	162	176	201	208

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	56,306	56,834	56,822	56,683	56,241	55,995	55,898
Trading portfolio (w/o loans)	1,186	1,431	1,520	1,339	1,224	925	904
Available-for-sale financial assets	1,174	775	329	228	553	606	598
Due from credit institutions**	9,149	9,321	12,156	11,502	10,336	10,471	10,966
Intangible assets and property and equipment	842	852	927	999	984	966	940
Other assets	2,801	2,522	2,569	3,321	2,704	2,596	2,386

Total assets/liabilities & shareholders’ equity	71,458	71,734	74,323	74,071	72,041	71,559	71,692

Customer deposits**	33,180	32,702	33,087	31,892	31,496	30,986	30,726
Marketable debt securities**	5,908	5,361	4,747	6,083	6,420	7,045	8,380
Subordinated debt**	68	72	19	10	9	11	10
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	17,210	18,647	21,018	20,506	18,839	18,668	17,627
Other liabilities	3,918	4,070	4,578	4,530	3,898	3,695	3,853
Shareholders’ equity***	11,173	10,882	10,874	11,050	11,379	11,154	11,094

Other customer funds under management	6	6	6	6	6	6	6

Mutual funds	2	2	2	2	2	2	2
Pension funds	4	4	4	4	4	4	4
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	39,163	38,140	37,859	37,991	37,931	38,049	39,123

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.05	3.88	3.96	3.90	3.98	4.04	3.96
NPL coverage	108.3	110.7	109.7	109.5	108.7	106.9	109.2
Loan spreads	4.51	4.57	4.67	4.73	4.76	4.83	4.93

Spain’s run-off real estate

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	37	54	(18)	(32.9)

Net fees	14	32	(18)	(56.4)
Gains (losses) on financial transactions	1	4	(3)	(76.6)
Other operating income*	(46)	(73)	27	(36.7)

Gross income	6	18	(13)	(69.7)

Operating expenses	(131)	(144)	14	(9.4)
General administrative expenses	(124)	(138)	14	(10.1)
Personnel	(33)	(34)	1	(3.4)
Other general administrative expenses	(92)	(104)	13	(12.3)
Depreciation and amortisation	(6)	(6)	(0)	6.2

Net operating income	(125)	(126)	1	(0.8)

Net loan-loss provisions	(230)	(234)	4	(1.8)
Other income	(349)	(279)	(70)	25.1

Ordinary profit before taxes	(704)	(639)	(65)	10.1

Tax on profit	211	192	19	10.1

Ordinary profit from continuing operations	(493)	(447)	(45)	10.1

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(493)	(447)	(45)	10.1

Minority interests	—	—	—	—

Ordinary attributable profit to the Group	(493)	(447)	(45)	10.1

Net capital gains and provisions	—	(3,453)	3,453	(100.0)

Attributable profit to the Group	(493)	(3,900)	3,408	(87.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	6,246	10,598	(4,352)	(41.1)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	—	207	—
Due from credit institutions**	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,966	4,855	110	2.3

Total assets/liabilities & shareholders’ equity	11,420	15,453	(4,034)	(26.1)

Customer deposits**	217	259	(42)	(16.2)
Marketable debt securities**	2	9	(6)	(72.4)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	0	0	0	66.7
Other liabilities	9,743	13,495	(3,752)	(27.8)
Shareholders’ equity***	1,457	1,691	(234)	(13.8)

Other customer funds under management	154	168	(14)	(8.3)

Mutual funds	153	167	(14)	(8.4)
Pension funds	1	1	0	14.3
Managed portfolios	—	—	—	—

Customer funds under management	373	436	(62)	(14.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	23	14	18	20	27	12	(3)

Net fees	12	12	8	9	9	2	3
Gains (losses) on financial transactions	1	2	1	0	1	(0)	(0)
Other operating income*	(13)	(13)	(46)	(30)	(16)	(23)	(8)

Gross income	23	14	(18)	(1)	22	(8)	(8)

Operating expenses	(48)	(48)	(48)	(48)	(40)	(49)	(41)
General administrative expenses	(46)	(46)	(46)	(46)	(38)	(47)	(39)
Personnel	(11)	(11)	(11)	(11)	(11)	(10)	(11)
Other general administrative expenses	(35)	(35)	(35)	(35)	(26)	(37)	(28)
Depreciation and amortisation	(2)	(2)	(2)	(2)	(2)	(2)	(2)

Net operating income	(25)	(34)	(67)	(49)	(19)	(57)	(50)

Net loan-loss provisions	(43)	(93)	(97)	(136)	(114)	(49)	(67)
Other income	(92)	(118)	(69)	(116)	(118)	(125)	(106)

Ordinary profit before taxes	(161)	(246)	(233)	(302)	(250)	(231)	(222)

Tax on profit	48	74	70	91	75	69	67

Ordinary profit from continuing operations	(113)	(172)	(163)	(211)	(175)	(162)	(156)

Net profit from discontinued operations	—	—	—	—	—	—	—

Ordinary consolidated profit	(113)	(172)	(163)	(211)	(175)	(162)	(156)

Minority interests	—	—	—	—	—	—	—

Ordinary attributable profit to the Group	(113)	(172)	(163)	(211)	(175)	(162)	(156)

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—	—

Attributable profit to the Group	(113)	(2,158)	(1,630)	(869)	(175)	(162)	(156)

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	17,389	14,070	10,598	7,298	6,844	6,507	6,246
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	164	207	207	207
Due from credit institutions**	—	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—	—
Other assets	5,193	4,956	4,855	4,815	4,885	4,866	4,966

Total assets/liabilities & shareholders’ equity	22,582	19,026	15,453	12,277	11,936	11,580	11,420

Customer deposits**	299	304	259	289	225	199	217
Marketable debt securities**	14	7	9	6	6	4	2
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	0	0	0	0	0	0	0
Other liabilities	20,494	16,995	13,495	10,330	10,150	9,864	9,743
Shareholders’ equity***	1,775	1,720	1,691	1,652	1,555	1,513	1,457

Other customer funds under management	168	167	168	165	161	159	154

Mutual funds	167	166	167	164	160	158	153
Pension funds	1	1	1	1	1	0	1
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	481	478	436	460	392	361	373

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,489	2,540	(51)	(2.0)

Net fees	749	872	(123)	(14.1)
Gains (losses) on financial transactions	318	306	12	4.0
Other operating income*	18	15	2	14.0

Gross income	3,573	3,733	(159)	(4.3)

Operating expenses	(1,955)	(2,041)	86	(4.2)
General administrative expenses	(1,661)	(1,745)	84	(4.8)
Personnel	(1,033)	(1,131)	98	(8.7)
Other general administrative expenses	(627)	(614)	(14)	2.2
Depreciation and amortisation	(294)	(296)	1	(0.4)

Net operating income	1,618	1,692	(74)	(4.4)

Net loan-loss provisions	(436)	(607)	171	(28.2)
Other income	(170)	(134)	(36)	26.9

Ordinary profit before taxes	1,013	952	61	6.4

Tax on profit	(206)	(225)	19	(8.5)

Ordinary profit from continuing operations	807	726	80	11.1

Net profit from discontinued operations	(14)	52	(66)	—

Ordinary consolidated profit	793	778	14	1.9

Minority interests	0	0	(0)	(60.0)

Ordinary attributable profit to the Group	793	778	14	1.9

Net capital gains and provisions	—	81	(81)	(100.0)

Attributable profit to the Group	793	859	(66)	(7.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	237,138	270,051	(32,912)	(12.2)
Trading portfolio (w/o loans)	35,645	43,586	(7,940)	(18.2)
Available-for-sale financial assets	5,387	6,775	(1,388)	(20.5)
Due from credit institutions**	23,814	20,568	3,246	15.8
Intangible assets and property and equipment	2,406	2,472	(66)	(2.7)
Other assets	47,379	47,201	178	0.4

Total assets/liabilities & shareholders’ equity	351,771	390,653	(38,883)	(10.0)

Customer deposits**	197,252	213,508	(16,255)	(7.6)
Marketable debt securities**	67,086	75,963	(8,877)	(11.7)
Subordinated debt**	4,640	5,720	(1,080)	(18.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	32,434	34,745	(2,312)	(6.7)
Other liabilities	37,221	47,195	(9,973)	(21.1)
Shareholders’ equity***	13,138	13,524	(386)	(2.9)

Other customer funds under management	9,572	16,243	(6,671)	(41.1)

Mutual funds	9,572	16,243	(6,671)	(41.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	278,550	311,433	(32,883)	(10.6)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE**	8.09	7.80	0.29 p.
Efficiency ratio (with amortisations)	54.7	54.7	0.0 p.
NPL ratio	1.98	1.94	0.04 p.
NPL coverage	41.6	44.8	(3.2 p. )
Number of employees	25,375	26,683	(1,308)	(4.9)
Number of branches	1,191	1,266	(75)	(5.9)

United Kingdom

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	901	821	818	796	803	809	877

Net fees	282	290	300	318	249	256	243
Gains (losses) on financial transactions	111	125	69	55	86	161	71
Other operating income*	9	6	0	4	6	7	6

Gross income	1,303	1,243	1,187	1,174	1,144	1,233	1,197

Operating expenses	(662)	(688)	(691)	(649)	(658)	(667)	(630)
General administrative expenses	(569)	(599)	(577)	(566)	(560)	(571)	(529)
Personnel	(364)	(375)	(392)	(361)	(354)	(352)	(327)
Other general administrative expenses	(205)	(224)	(185)	(205)	(206)	(219)	(202)
Depreciation and amortisation	(93)	(89)	(114)	(84)	(98)	(96)	(100)

Net operating income	641	555	496	525	486	566	567

Net loan-loss provisions	(206)	(214)	(187)	(200)	(160)	(121)	(154)
Other income	(63)	(39)	(31)	(33)	(42)	(103)	(25)

Ordinary profit before taxes	372	302	278	292	284	342	387

Tax on profit	(98)	(71)	(57)	(61)	(60)	(65)	(81)

Ordinary profit from continuing operations	275	231	221	231	224	277	306

Net profit from discontinued operations	17	15	20	25	—	(14)	(0)

Ordinary consolidated profit	291	246	242	256	224	263	306

Minority interests	0	0	0	0	0	—	0

Ordinary attributable profit to the Group	291	246	242	256	224	263	306

Net capital gains and provisions	—	—	81	—	—	—	—

Attributable profit to the Group	291	246	322	256	224	263	306

* Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	259,637	274,325	270,051	249,157	242,425	238,223	237,138
Trading portfolio (w/o loans)	36,225	39,740	43,586	38,177	37,669	34,501	35,645
Available-for-sale financial assets	996	6,012	6,775	6,718	6,400	6,041	5,387
Due from credit institutions**	17,748	17,087	20,568	18,124	21,002	16,081	23,814
Intangible assets and property and equipment	2,286	2,423	2,472	2,561	2,445	2,379	2,406
Other assets	48,789	46,648	47,201	44,321	44,836	49,670	47,379

Total assets/liabilities & shareholders’ equity	365,681	386,234	390,653	359,058	354,778	346,894	351,771

Customer deposits**	191,727	211,192	213,508	194,452	194,378	195,995	197,252
Marketable debt securities**	74,322	80,635	75,963	73,919	69,625	66,940	67,086
Subordinated debt**	8,086	8,508	5,720	5,534	5,369	5,197	4,640
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	42,180	33,382	34,745	29,313	28,579	28,207	32,434
Other liabilities	36,390	39,095	47,195	42,689	43,596	37,458	37,221
Shareholders’ equity***	12,976	13,423	13,524	13,152	13,231	13,097	13,138

Other customer funds under management	15,674	16,110	16,243	13,919	12,638	10,687	9,572

Mutual funds	15,674	16,110	16,243	13,919	12,638	10,687	9,572
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	289,809	316,445	311,433	287,823	282,009	278,820	278,550

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	1.82	1.83	1.94	2.05	2.03	2.01	1.98
NPL coverage	37.5	37.5	44.8	44.1	42.1	42.1	41.6

Spread (Retail Banking)	1.47	1.36	1.34	1.39	1.53	1.63	1.85

Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)

United Kingdom

£ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,120	2,062	59	2.9

Net fees	638	707	(70)	(9.9)
Gains (losses) on financial transactions	271	248	23	9.2
Other operating income*	15	13	2	19.6

Gross income	3,044	3,030	14	0.5

Operating expenses	(1,665)	(1,656)	(9)	0.5
General administrative expenses	(1,415)	(1,416)	2	(0.1)
Personnel	(880)	(918)	38	(4.1)
Other general administrative expenses	(534)	(498)	(36)	7.3
Depreciation and amortisation	(251)	(240)	(11)	4.5

Net operating income	1,379	1,373	5	0.4

Net loan-loss provisions	(371)	(492)	121	(24.6)
Other income	(145)	(109)	(36)	33.2

Ordinary profit before taxes	863	772	91	11.7

Tax on profit	(176)	(183)	7	(3.9)

Ordinary profit from continuing operations	687	590	98	16.6

Net profit from discontinued operations	(12)	42	(54)	—

Ordinary consolidated profit	675	632	44	6.9

Minority interests	0	0	(0)	(58.0)

Ordinary attributable profit to the Group	675	632	44	6.9

Net capital gains and provisions	—	65	(65)	(100.0)

Attributable profit to the Group	675	697	(22)	(3.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	198,259	215,514	(17,255)	(8.0)
Trading portfolio (w/o loans)	29,801	34,784	(4,982)	(14.3)
Available-for-sale financial assets	4,504	5,407	(903)	(16.7)
Due from credit institutions**	19,910	16,415	3,495	21.3
Intangible assets and property and equipment	2,012	1,973	39	2.0
Other assets	39,611	37,669	1,943	5.2

Total assets/liabilities & shareholders’ equity	294,098	311,761	(17,663)	(5.7)

Customer deposits**	164,913	170,390	(5,477)	(3.2)
Marketable debt securities**	56,087	60,622	(4,535)	(7.5)
Subordinated debt**	3,879	4,565	(686)	(15.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	27,116	27,729	(612)	(2.2)
Other liabilities	31,119	37,664	(6,545)	(17.4)
Shareholders’ equity***	10,984	10,792	191	1.8

Other customer funds under management	8,003	12,963	(4,960)	(38.3)

Mutual funds	8,003	12,963	(4,960)	(38.3)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	232,882	248,539	(15,658)	(6.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

£ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	752	664	645	643	683	688	749

Net fees	236	235	237	257	212	218	208
Gains (losses) on financial transactions	93	102	54	44	73	137	61
Other operating income*	7	5	0	4	5	6	5

Gross income	1,088	1,006	936	947	973	1,048	1,022

Operating expenses	(552)	(558)	(546)	(524)	(560)	(567)	(538)
General administrative expenses	(475)	(485)	(456)	(457)	(476)	(486)	(452)
Personnel	(304)	(304)	(310)	(291)	(301)	(300)	(279)
Other general administrative expenses	(171)	(181)	(146)	(165)	(175)	(186)	(173)
Depreciation and amortisation	(77)	(72)	(90)	(67)	(83)	(81)	(86)

Net operating income	535	448	390	423	413	481	484

Net loan-loss provisions	(172)	(173)	(147)	(161)	(137)	(103)	(132)
Other income	(53)	(32)	(24)	(27)	(35)	(87)	(22)

Ordinary profit before taxes	311	244	218	236	241	291	330

Tax on profit	(81)	(57)	(44)	(49)	(51)	(56)	(69)

Ordinary profit from continuing operations	229	186	174	187	191	235	261

Net profit from discontinued operations	14	12	16	20	—	(12)	(0)

Ordinary consolidated profit	243	198	190	207	191	224	261

Minority interests	0	0	0	0	0	(0)	0

Ordinary attributable profit to the Group	243	198	190	207	191	224	261

Net capital gains and provisions	—	—	65	(0)	—	—	—

Attributable profit to the Group	243	198	256	207	191	224	261

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	216,512	221,325	215,514	203,337	204,994	204,204	198,259
Trading portfolio (w/o loans)	30,208	32,062	34,784	31,156	31,853	29,574	29,801
Available-for-sale financial assets	831	4,851	5,407	5,483	5,412	5,178	4,504
Due from credit institutions**	14,800	13,786	16,415	14,791	17,760	13,784	19,910
Intangible assets and property and equipment	1,906	1,955	1,973	2,090	2,068	2,039	2,012
Other assets	40,685	37,635	37,669	36,171	37,913	42,577	39,611

Total assets/liabilities & shareholders’ equity	304,941	311,614	311,761	293,028	300,000	297,358	294,098

Customer deposits**	159,881	170,390	170,390	158,692	164,366	168,007	164,913
Marketable debt securities**	61,977	65,056	60,622	60,325	58,875	57,381	56,087
Subordinated debt**	6,743	6,864	4,565	4,516	4,540	4,455	3,879
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	35,173	26,932	27,729	23,922	24,166	24,179	27,116
Other liabilities	30,346	31,541	37,664	34,838	36,865	32,109	31,119
Shareholders’ equity***	10,821	10,830	10,792	10,733	11,188	11,227	10,984

Other customer funds under management	13,070	12,997	12,963	11,359	10,686	9,161	8,003

Mutual funds	13,070	12,997	12,963	11,359	10,686	9,161	8,003
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	241,671	255,308	248,539	234,893	238,467	239,004	232,882

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	11,625	13,653	(2,028)	(14.9)

Net fees	3,679	3,831	(152)	(4.0)
Gains (losses) on financial transactions	878	854	24	2.8
Other operating income*	1	(93)	95	—

Gross income	16,184	18,245	(2,061)	(11.3)

Operating expenses	(6,518)	(6,804)	285	(4.2)
General administrative expenses	(5,833)	(6,163)	330	(5.4)
Personnel	(3,255)	(3,492)	237	(6.8)
Other general administrative expenses	(2,578)	(2,671)	93	(3.5)
Depreciation and amortisation	(685)	(641)	(45)	7.0

Net operating income	9,665	11,441	(1,776)	(15.5)

Net loan-loss provisions	(5,086)	(5,619)	533	(9.5)
Other income	(356)	(739)	383	(51.8)

Profit before taxes	4,224	5,084	(860)	(16.9)

Tax on profit	(943)	(1,189)	246	(20.7)

Profit from continuing operations	3,280	3,895	(614)	(15.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,280	3,895	(614)	(15.8)

Minority interests	692	621	71	11.4

Attributable profit to the Group	2,589	3,274	(685)	(20.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	135,832	142,412	(6,580)	(4.6)
Trading portfolio (w/o loans)	26,861	27,227	(365)	(1.3)
Available-for-sale financial assets	18,926	23,385	(4,459)	(19.1)
Due from credit institutions**	27,670	27,972	(302)	(1.1)
Intangible assets and property and equipment	3,948	4,378	(430)	(9.8)
Other assets	53,205	51,884	1,321	2.5

Total assets/liabilities & shareholders’ equity	266,443	277,258	(10,816)	(3.9)

Customer deposits**	132,114	135,000	(2,886)	(2.1)
Marketable debt securities**	28,455	26,516	1,939	7.3
Subordinated debt**	3,941	5,850	(1,909)	(32.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	35,950	39,307	(3,357)	(8.5)
Other liabilities	43,612	49,654	(6,042)	(12.2)
Shareholders’ equity***	22,370	20,932	1,438	6.9

Other customer funds under management	66,798	62,440	4,358	7.0

Mutual funds	52,816	49,972	2,844	5.7
Pension funds	—	—	—	—
Managed portfolios	13,982	12,467	1,514	12.1

Customer funds under management	231,309	229,806	1,503	0.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	14.32	19.28	(4.96 p.	)
Efficiency ratio (with amortisations)	40.3	37.3	3.0 p.
NPL ratio	5.32	5.31	0.01 p.
NPL coverage	82.9	89.8	(6.9 p.	)
Number of employees	87,708	91,269	(3,561)		(3.9)
Number of branches	5,963	5,987	(24)		(0.4)

Latin America

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	4,650	4,554	4,449	4,227	4,057	3,996	3,573

Net fees	1,327	1,219	1,285	1,266	1,277	1,276	1,126
Gains (losses) on financial transactions	247	298	309	217	339	210	329
Other operating income*	(49)	(17)	(28)	(21)	(3)	9	(4)

Gross income	6,175	6,055	6,016	5,689	5,669	5,491	5,024

Operating expenses	(2,314)	(2,192)	(2,298)	(2,320)	(2,195)	(2,219)	(2,105)
General administrative expenses	(2,104)	(1,986)	(2,072)	(2,090)	(1,962)	(1,982)	(1,888)
Personnel	(1,190)	(1,136)	(1,166)	(1,150)	(1,109)	(1,107)	(1,040)
Other general administrative expenses	(914)	(850)	(907)	(940)	(854)	(876)	(848)
Depreciation and amortisation	(209)	(205)	(226)	(230)	(233)	(236)	(217)

Net operating income	3,861	3,863	3,717	3,369	3,474	3,273	2,919

Net loan-loss provisions	(1,742)	(2,026)	(1,851)	(1,762)	(1,801)	(1,758)	(1,527)
Other income	(248)	(255)	(236)	(79)	(64)	(146)	(146)

Profit before taxes	1,872	1,582	1,630	1,528	1,609	1,369	1,246

Tax on profit	(425)	(362)	(402)	(295)	(347)	(286)	(311)

Profit from continuing operations	1,447	1,220	1,228	1,233	1,262	1,083	935

Net profit from discontinued operations	—	0	(0)	—	—	—	—

Consolidated profit	1,447	1,220	1,228	1,233	1,262	1,083	935

Minority interests	239	208	173	245	274	215	203

Attributable profit to the Group	1,207	1,012	1,055	988	988	868	733

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	141,411	141,115	142,412	140,090	148,965	140,083	135,832
Trading portfolio (w/o loans)	31,489	32,663	27,227	28,403	32,031	30,540	26,861
Available-for-sale financial assets	24,935	23,886	23,385	23,499	23,744	21,763	18,926
Due from credit institutions**	25,567	23,572	27,972	25,799	36,382	26,400	27,670
Intangible assets and property and equipment	4,355	4,056	4,378	4,490	4,491	4,056	3,948
Other assets	47,985	48,577	51,884	47,346	51,113	48,217	53,205

Total assets/liabilities & shareholders’ equity	275,742	273,870	277,258	269,627	296,726	271,058	266,443

Customer deposits**	143,065	136,183	135,000	134,765	144,487	137,922	132,114
Marketable debt securities**	26,167	26,072	26,516	28,107	30,605	29,036	28,455
Subordinated debt**	6,100	6,017	5,850	5,734	5,781	4,346	3,941
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	34,632	39,530	39,307	32,131	38,501	32,455	35,950
Other liabilities	42,100	43,796	49,654	48,481	50,653	43,247	43,612
Shareholders’ equity***	23,677	22,272	20,932	20,409	26,698	24,052	22,370

Other customer funds under management	73,185	66,699	62,440	60,831	68,289	63,568	66,798

Mutual funds	59,080	54,013	49,972	48,178	53,690	49,610	52,816
Pension funds	—	—	—	—	—	0	—
Managed portfolios	14,105	12,686	12,467	12,653	14,600	13,958	13,982

Customer funds under management	248,518	234,971	229,806	229,437	249,162	234,872	231,309

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.67	5.14	5.31	5.42	5.44	5.26	5.32
NPL coverage	91.6	89.5	89.8	87.5	86.7	85.4	82.9

Latin America

Constant EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	11,625	12,372	(747)	(6.0)

Net fees	3,679	3,483	196	5.6
Gains (losses) on financial transactions	878	772	106	13.7
Other operating income*	1	(86)	87	—

Gross income	16,184	16,541	(357)	(2.2)

Operating expenses	(6,518)	(6,188)	(330)	5.3
General administrative expenses	(5,833)	(5,605)	(228)	4.1
Personnel	(3,255)	(3,179)	(76)	2.4
Other general administrative expenses	(2,578)	(2,426)	(152)	6.3
Depreciation and amortisation	(685)	(584)	(102)	17.4

Net operating income	9,665	10,353	(687)	(6.6)

Net loan-loss provisions	(5,086)	(5,036)	(50)	1.0
Other income	(356)	(647)	291	(45.0)

Profit before taxes	4,224	4,670	(447)	(9.6)

Tax on profit	(943)	(1,076)	132	(12.3)

Profit from continuing operations	3,280	3,595	(314)	(8.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,280	3,595	(314)	(8.7)

Minority interests	692	562	130	23.1

Attributable profit to the Group	2,589	3,033	(444)	(14.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	135,832	125,749	10,083	8.0
Trading portfolio (w/o loans)	26,861	24,720	2,142	8.7
Available-for-sale financial assets	18,926	20,515	(1,589)	(7.7)
Due from credit institutions**	27,670	25,110	2,560	10.2
Intangible assets and property and equipment	3,948	3,805	143	3.8
Other assets	53,205	45,722	7,483	16.4

Total assets/liabilities & shareholders’ equity	266,443	245,621	20,822	8.5

Customer deposits**	132,114	119,356	12,758	10.7
Marketable debt securities**	28,455	23,173	5,283	22.8
Subordinated debt**	3,941	5,106	(1,165)	(22.8)
Insurance liabilities	—	—	—	0
Due to credit institutions**	35,950	35,211	739	2.1
Other liabilities	43,612	44,258	(646)	(1.5)
Shareholders’ equity***	22,370	18,517	3,853	20.8

Other customer funds under management	66,798	55,692	11,106	19.9

Mutual funds	52,816	44,055	8,761	19.9
Pension funds	—	—	—	0
Managed portfolios	13,982	11,637	2,345	20.2

Customer funds under management	231,309	203,326	27,983	13.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

Constant EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	4,064	4,206	4,102	4,086	3,891	3,887	3,847

Net fees	1,169	1,131	1,183	1,218	1,228	1,242	1,208
Gains (losses) on financial transactions	216	270	285	213	325	207	346
Other operating income*	(42)	(16)	(27)	(23)	(4)	9	(4)

Gross income	5,406	5,591	5,544	5,495	5,441	5,345	5,397

Operating expenses	(2,035)	(2,033)	(2,121)	(2,232)	(2,110)	(2,160)	(2,249)
General administrative expenses	(1,850)	(1,842)	(1,913)	(2,012)	(1,886)	(1,930)	(2,016)
Personnel	(1,049)	(1,055)	(1,075)	(1,107)	(1,066)	(1,078)	(1,111)
Other general administrative expenses	(801)	(787)	(838)	(905)	(820)	(852)	(905)
Depreciation and amortisation	(185)	(191)	(207)	(220)	(223)	(230)	(232)

Net operating income	3,371	3,558	3,423	3,262	3,331	3,185	3,149

Net loan-loss provisions	(1,490)	(1,839)	(1,706)	(1,703)	(1,719)	(1,709)	(1,657)
Other income	(209)	(225)	(212)	(82)	(59)	(142)	(155)

Profit before taxes	1,672	1,493	1,505	1,477	1,552	1,335	1,337

Tax on profit	(372)	(338)	(366)	(286)	(333)	(278)	(332)

Profit from continuing operations	1,300	1,156	1,139	1,191	1,220	1,056	1,004

Net profit from discontinued operations	—	0	(0)	—	—	—	—

Consolidated profit	1,300	1,156	1,139	1,191	1,220	1,056	1,004

Minority interests	209	194	159	239	265	209	217

Attributable profit to the Group	1,091	962	980	951	955	847	787

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	121,891	124,040	125,749	127,463	128,918	133,581	135,832
Trading portfolio (w/o loans)	28,418	29,695	24,720	26,375	28,112	29,163	26,861
Available-for-sale financial assets	21,297	20,799	20,515	21,189	20,312	20,702	18,926
Due from credit institutions**	22,368	21,075	25,110	23,838	31,775	25,238	27,670
Intangible assets and property and equipment	3,612	3,483	3,805	4,024	3,834	3,850	3,948
Other assets	40,094	42,053	45,722	42,895	44,162	45,871	53,205

Total assets/liabilities & shareholders’ equity	237,680	241,144	245,621	245,784	257,112	258,404	266,443

Customer deposits**	123,480	119,928	119,356	122,696	124,950	131,297	132,114
Marketable debt securities**	22,027	22,656	23,173	25,358	26,224	27,713	28,455
Subordinated debt**	5,114	5,225	5,106	5,155	4,952	4,153	3,941
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	30,387	35,135	35,211	29,484	33,725	31,076	35,950
Other liabilities	36,227	38,614	44,258	44,492	44,110	41,253	43,612
Shareholders’ equity***	20,445	19,586	18,517	18,599	23,153	22,913	22,370

Other customer funds under management	63,098	58,781	55,692	55,901	59,561	60,739	66,798

Mutual funds	49,871	47,216	44,055	43,844	46,175	47,276	52,816
Pension funds	—	—	—	—	—	0	—
Managed portfolios	13,227	11,565	11,637	12,057	13,387	13,463	13,982

Customer funds under management	213,718	206,589	203,326	209,110	215,687	223,902	231,309

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	9M ’13	9M ’12	Var. (%)	9M ’13	9M ’12	Var. (%)	9M ’13	9M ’12	Var. (%)
Brazil	10,482	12,759	(17.8)	6,487	8,345	(22.3)	1,277	1,671	(23.6)
Mexico	2,330	2,065	12.9	1,412	1,267	11.4	564	827	(31.8)
Chile	1,692	1,699	(0.4)	976	1,007	(3.1)	316	356	(11.2)
Argentina	969	905	7.1	520	480	8.2	254	235	7.8
Uruguay	192	172	11.5	71	58	22.0	42	37	15.3
Puerto Rico	240	276	(12.9)	104	134	(22.6)	64	39	65.1
Rest	50	127	(60.6)	(25)	14	—	(23)	(2)	—

Subtotal	15,956	18,003	(11.4)	9,545	11,305	(15.6)	2,495	3,164	(21.2)

Santander Private Banking	228	242	(5.8)	121	136	(11.4)	94	110	(14.2)

Total	16,184	18,245	(11.3)	9,665	11,441	(15.5)	2,589	3,274	(20.9)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	9M ’13	9M ’12	Var. (%)	9M ’13	9M ’12	Var. (%)	9M ’13	9M ’12	Var. (%)
Brazil	10,482	11,249	(6.8)	6,487	7,357	(11.8)	1,277	1,473	(13.3)
Mexico	2,330	2,096	11.2	1,412	1,286	9.8	564	840	(32.8)
Chile	1,692	1,656	2.2	976	982	(0.6)	316	347	(8.9)
Argentina	969	745	30.1	520	395	31.4	254	194	31.0
Uruguay	192	170	12.5	71	58	23.1	42	36	16.3
Puerto Rico	240	268	(10.4)	104	130	(20.4)	64	38	69.8
Rest	50	121	(58.5)	(25)	12	—	(23)	(2)	—

Subtotal	15,956	16,306	(2.1)	9,545	10,220	(6.6)	2,495	2,926	(14.7)

Santander Private Banking	228	236	(3.1)	121	132	(8.9)	94	107	(11.8)

Total	16,184	16,541	(2.2)	9,665	10,353	(6.6)	2,589	3,033	(14.6)

Brazil

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	7,783	9,866	(2,083)	(21.1)

Net fees	2,211	2,372	(161)	(6.8)
Gains (losses) on financial transactions	480	596	(115)	(19.3)
Other operating income*	7	(74)	82	—

Gross income	10,482	12,759	(2,277)	(17.8)

Operating expenses	(3,995)	(4,415)	420	(9.5)
General administrative expenses	(3,553)	(3,996)	443	(11.1)
Personnel	(1,928)	(2,227)	299	(13.4)
Other general administrative expenses	(1,625)	(1,769)	144	(8.1)
Depreciation and amortisation	(441)	(419)	(23)	5.4

Net operating income	6,487	8,345	(1,858)	(22.3)

Net loan-loss provisions	(3,908)	(4,730)	822	(17.4)
Other income	(337)	(709)	372	(52.5)

Profit before taxes	2,242	2,906	(664)	(22.8)

Tax on profit	(591)	(773)	182	(23.5)

Profit from continuing operations	1,651	2,133	(482)	(22.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,651	2,133	(482)	(22.6)

Minority interests	374	462	(88)	(19.0)

Attributable profit to the Group	1,277	1,671	(394)	(23.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	69,395	75,293	(5,898)	(7.8)
Trading portfolio (w/o loans)	11,663	9,265	2,398	25.9
Available-for-sale financial assets	12,273	15,553	(3,280)	(21.1)
Due from credit institutions**	11,681	12,384	(704)	(5.7)
Intangible assets and property and equipment	2,863	3,361	(497)	(14.8)
Other assets	31,265	34,554	(3,289)	(9.5)

Total assets/liabilities & shareholders’ equity	139,140	150,410	(11,270)	(7.5)

Customer deposits**	65,801	69,588	(3,787)	(5.4)
Marketable debt securities**	20,000	18,812	1,188	6.3
Subordinated debt**	2,858	4,459	(1,601)	(35.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	14,601	19,594	(4,993)	(25.5)
Other liabilities	23,286	25,779	(2,493)	(9.7)
Shareholders’ equity***	12,595	12,179	415	3.4

Other customer funds under management	39,962	35,744	4,218	11.8

Mutual funds	36,836	32,577	4,259	13.1
Pension funds	—	—	—	—
Managed portfolios	3,126	3,167	(41)	(1.3)

Customer funds under management	128,620	128,602	18	0.0

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	12.55	17.75	(5.21 p.	)
Efficiency ratio (with amortisations)	38.1	34.6	3.5 p.
NPL ratio	6.12	6.79	(0.67 p.	)
NPL coverage	92.0	92.0	—
Number of employees	50,409	54,901	(4,492)		(8.2)
Number of branches	3,661	3,782	(121)		(3.2)

Brazil

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	3,376	3,312	3,178	2,880	2,802	2,713	2,268

Net fees	848	744	780	765	774	786	651
Gains (losses) on financial transactions	170	223	203	120	215	62	203
Other operating income*	(41)	(16)	(17)	(5)	0	2	5

Gross income	4,353	4,263	4,143	3,760	3,792	3,562	3,127

Operating expenses	(1,537)	(1,413)	(1,465)	(1,454)	(1,366)	(1,361)	(1,268)
General administrative expenses	(1,401)	(1,281)	(1,314)	(1,301)	(1,214)	(1,207)	(1,132)
Personnel	(781)	(712)	(734)	(719)	(677)	(650)	(601)
Other general administrative expenses	(620)	(569)	(580)	(582)	(536)	(557)	(532)
Depreciation and amortisation	(136)	(132)	(151)	(153)	(152)	(154)	(136)

Net operating income	2,816	2,851	2,678	2,306	2,426	2,202	1,859

Net loan-loss provisions	(1,490)	(1,735)	(1,505)	(1,394)	(1,471)	(1,372)	(1,065)
Other income	(222)	(246)	(241)	(102)	(78)	(133)	(126)

Profit before taxes	1,104	870	933	810	877	697	669

Tax on profit	(283)	(222)	(269)	(164)	(224)	(170)	(198)

Profit from continuing operations	821	648	664	646	653	527	471

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	821	648	664	646	653	527	471

Minority interests	179	150	133	129	155	107	113

Attributable profit to the Group	641	498	531	518	499	420	358

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	78,083	75,963	75,293	74,511	77,918	71,296	69,395
Trading portfolio (w/o loans)	10,977	11,149	9,265	12,648	11,824	12,276	11,663
Available-for-sale financial assets	15,261	16,204	15,553	16,284	16,766	14,848	12,273
Due from credit institutions**	12,965	10,688	12,384	11,341	15,402	11,171	11,681
Intangible assets and property and equipment	3,262	3,061	3,361	3,357	3,330	2,965	2,863
Other assets	34,529	33,628	34,554	31,128	33,640	32,258	31,265

Total assets/liabilities & shareholders’ equity	155,077	150,692	150,410	149,270	158,880	144,814	139,140

Customer deposits**	76,352	69,095	69,588	69,849	75,162	69,199	65,801
Marketable debt securities**	18,872	19,197	18,812	19,974	21,850	21,453	20,000
Subordinated debt**	4,604	4,441	4,459	4,409	4,438	3,130	2,858
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	17,199	20,313	19,594	17,400	18,084	14,571	14,601
Other liabilities	24,961	25,247	25,779	25,808	24,354	23,075	23,286
Shareholders’ equity***	13,089	12,399	12,179	11,830	14,992	13,386	12,595

Other customer funds under management	44,407	39,172	35,744	34,813	39,054	35,630	39,962

Mutual funds	41,247	36,066	32,577	31,339	35,498	32,514	36,836
Pension funds	—	—	—	—	—	(0)	—
Managed portfolios	3,160	3,106	3,167	3,474	3,556	3,116	3,126

Customer funds under management	144,235	131,905	128,602	129,045	140,504	129,412	128,620

** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	5.76	6.51	6.79	6.86	6.90	6.49	6.12
NPL coverage	90.0	90.1	92.0	90.2	90.4	91.3	92.0

Spread (Retail Banking)	15.17	15.49	14.81	13.92	13.81	13.26	12.77

Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84

Brazil

R$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	21,626	24,169	(2,543)	(10.5)

Net fees	6,145	5,811	334	5.7
Gains (losses) on financial transactions	1,335	1,459	(124)	(8.5)
Other operating income*	20	(182)	202	—

Gross income	29,126	31,258	(2,131)	(6.8)

Operating expenses	(11,100)	(10,815)	(285)	2.6
General administrative expenses	(9,873)	(9,789)	(85)	0.9
Personnel	(5,359)	(5,456)	97	(1.8)
Other general administrative expenses	(4,515)	(4,333)	(182)	4.2
Depreciation and amortisation	(1,227)	(1,026)	(201)	19.6

Net operating income	18,026	20,443	(2,416)	(11.8)

Net loan-loss provisions	(10,860)	(11,587)	727	(6.3)
Other income	(936)	(1,737)	801	(46.1)

Profit before taxes	6,231	7,120	(889)	(12.5)

Tax on profit	(1,643)	(1,894)	251	(13.3)

Profit from continuing operations	4,588	5,225	(637)	(12.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,588	5,225	(637)	(12.2)

Minority interests	1,040	1,132	(92)	(8.1)

Attributable profit to the Group	3,548	4,093	(545)	(13.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	211,002	197,508	13,495	6.8
Trading portfolio (w/o loans)	35,463	24,304	11,159	45.9
Available-for-sale financial assets	37,318	40,800	(3,482)	(8.5)
Due from credit institutions**	35,516	32,486	3,030	9.3
Intangible assets and property and equipment	8,706	8,816	(109)	(1.2)
Other assets	95,064	90,642	4,422	4.9

Total assets/liabilities & shareholders’ equity	423,071	394,555	28,515	7.2

Customer deposits**	200,074	182,542	17,532	9.6
Marketable debt securities**	60,812	49,347	11,465	23.2
Subordinated debt**	8,691	11,696	(3,005)	(25.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	44,396	51,399	(7,003)	(13.6)
Other liabilities	70,802	67,622	3,180	4.7
Shareholders’ equity***	38,296	31,949	6,347	19.9

Other customer funds under management	121,508	93,764	27,744	29.6

Mutual funds	112,002	85,456	26,547	31.1
Pension funds	—	—	—	—
Managed portfolios	9,506	8,308	1,197	14.4

Customer funds under management	391,084	337,349	53,735	15.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	7,817	8,293	8,060	7,710	7,385	7,307	6,934

Net fees	1,964	1,871	1,976	2,036	2,040	2,116	1,988
Gains (losses) on financial transactions	393	554	512	331	568	170	597
Other operating income*	(94)	(42)	(45)	(16)	1	5	15

Gross income	10,080	10,675	10,502	10,061	9,993	9,599	9,534

Operating expenses	(3,559)	(3,546)	(3,710)	(3,864)	(3,599)	(3,664)	(3,837)
General administrative expenses	(3,244)	(3,216)	(3,328)	(3,459)	(3,199)	(3,250)	(3,425)
Personnel	(1,808)	(1,788)	(1,860)	(1,912)	(1,785)	(1,752)	(1,822)
Other general administrative expenses	(1,436)	(1,428)	(1,469)	(1,547)	(1,413)	(1,499)	(1,603)
Depreciation and amortisation	(314)	(330)	(382)	(405)	(400)	(414)	(412)

Net operating income	6,521	7,130	6,792	6,197	6,394	5,935	5,698

Net loan-loss provisions	(3,450)	(4,318)	(3,818)	(3,731)	(3,878)	(3,698)	(3,284)
Other income	(515)	(613)	(608)	(291)	(205)	(356)	(375)

Profit before taxes	2,556	2,198	2,366	2,175	2,311	1,881	2,038

Tax on profit	(655)	(560)	(679)	(449)	(590)	(459)	(594)

Profit from continuing operations	1,901	1,638	1,687	1,726	1,722	1,422	1,444

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,901	1,638	1,687	1,726	1,722	1,422	1,444

Minority interests	416	377	339	345	408	289	343

Attributable profit to the Group	1,485	1,260	1,348	1,381	1,314	1,133	1,101

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	189,921	195,893	197,508	201,448	200,273	206,039	211,002
Trading portfolio (w/o loans)	26,699	28,751	24,304	34,195	30,392	35,476	35,463
Available-for-sale financial assets	37,120	41,786	40,800	44,027	43,094	42,911	37,318
Due from credit institutions**	31,535	27,562	32,486	30,661	39,587	32,283	35,516
Intangible assets and property and equipment	7,935	7,893	8,816	9,077	8,560	8,568	8,706
Other assets	83,984	86,720	90,642	84,158	86,464	93,222	95,064

Total assets/liabilities & shareholders’ equity	377,194	388,604	394,555	403,567	408,370	418,499	423,071

Customer deposits**	185,712	178,183	182,542	188,844	193,190	199,979	200,074
Marketable debt securities**	45,902	49,505	49,347	54,002	56,160	61,997	60,812
Subordinated debt**	11,199	11,454	11,696	11,919	11,407	9,046	8,691
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	41,834	52,383	51,399	47,042	46,482	42,108	44,396
Other liabilities	60,712	65,106	67,622	69,775	62,597	66,685	70,802
Shareholders’ equity***	31,835	31,974	31,949	31,985	38,535	38,685	38,296

Other customer funds under management	108,011	101,016	93,764	94,121	100,381	102,967	121,508

Mutual funds	100,325	93,007	85,456	84,728	91,241	93,961	112,002
Pension funds	—	—	—	—	—	(0)	—
Managed portfolios	7,685	8,009	8,308	9,393	9,140	9,005	9,506

Customer funds under management	350,824	340,158	337,349	348,886	361,138	373,988	391,084

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,590	1,480	110	7.4

Net fees	615	544	71	13.1
Gains (losses) on financial transactions	145	68	76	111.5
Other operating income*	(19)	(28)	8	(29.7)

Gross income	2,330	2,065	265	12.9

Operating expenses	(918)	(798)	(121)	15.1
General administrative expenses	(825)	(712)	(113)	15.8
Personnel	(456)	(392)	(64)	16.4
Other general administrative expenses	(368)	(320)	(48)	15.1
Depreciation and amortisation	(93)	(85)	(8)	9.4

Net operating income	1,412	1,267	145	11.4

Net loan-loss provisions	(583)	(308)	(275)	89.1
Other income	21	33	(12)	(37.0)

Profit before taxes	850	992	(142)	(14.3)

Tax on profit	(108)	(164)	56	(34.1)

Profit from continuing operations	742	828	(86)	(10.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	742	828	(86)	(10.4)

Minority interests	178	1	177	—

Attributable profit to the Group	564	827	(263)	(31.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	21,007	21,545	(539)	(2.5)
Trading portfolio (w/o loans)	10,306	12,811	(2,505)	(19.6)
Available-for-sale financial assets	3,116	3,329	(214)	(6.4)
Due from credit institutions**	7,518	7,075	443	6.3
Intangible assets and property and equipment	377	336	42	12.4
Other assets	4,931	4,974	(43)	(0.9)

Total assets/liabilities & shareholders’ equity	47,254	50,070	(2,816)	(5.6)

Customer deposits**	25,783	24,162	1,621	6.7
Marketable debt securities**	2,456	1,343	1,113	82.9
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,472	6,738	(2,265)	(33.6)
Other liabilities	11,028	14,397	(3,369)	(23.4)
Shareholders’ equity***	3,515	3,431	84	2.4

Other customer funds under management	10,293	10,579	(286)	(2.7)

Mutual funds	10,293	10,579	(286)	(2.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	38,532	36,084	2,448	6.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	18.88	25.92	(7.04 p.	)
Efficiency ratio (with amortisations)	39.4	38.6	0.8 p.
NPL ratio	3.58	1.69	1.89 p.
NPL coverage	99.0	175.4	(76.4 p.	)
Number of employees	14,486	13,348	1,138		8.5
Number of branches	1,229	1,123	106		9.4

Mexico

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	477	481	523	526	516	541	533

Net fees	180	164	200	207	215	196	204
Gains (losses) on financial transactions	31	4	33	36	54	60	31
Other operating income*	(10)	(3)	(14)	(21)	(10)	3	(12)

Gross income	677	646	742	749	775	799	756

Operating expenses	(251)	(251)	(296)	(330)	(301)	(307)	(310)
General administrative expenses	(221)	(222)	(269)	(303)	(271)	(274)	(280)
Personnel	(128)	(128)	(137)	(142)	(148)	(152)	(156)
Other general administrative expenses	(94)	(94)	(132)	(160)	(123)	(122)	(124)
Depreciation and amortisation	(30)	(29)	(27)	(28)	(30)	(33)	(30)

Net operating income	426	395	446	419	474	492	446

Net loan-loss provisions	(78)	(101)	(129)	(158)	(142)	(184)	(257)
Other income	(2)	29	6	22	26	(2)	(3)

Profit before taxes	346	324	323	283	357	307	186

Tax on profit	(51)	(65)	(48)	(43)	(42)	(44)	(23)

Profit from continuing operations	295	259	275	240	316	264	163

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	295	259	275	240	316	264	163

Minority interests	0	0	0	58	74	64	39

Attributable profit to the Group	294	259	274	181	241	199	123

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	19,146	20,454	21,545	20,384	23,279	22,440	21,007
Trading portfolio (w/o loans)	15,296	16,151	12,811	10,470	14,661	12,644	10,306
Available-for-sale financial assets	3,647	3,259	3,329	2,772	2,386	3,192	3,116
Due from credit institutions**	6,328	5,777	7,075	7,672	12,927	5,857	7,518
Intangible assets and property and equipment	378	309	336	380	400	380	377
Other assets	4,431	4,375	4,974	5,209	5,131	4,774	4,931

Total assets/liabilities & shareholders’ equity	49,225	50,325	50,070	46,886	58,785	49,287	47,254

Customer deposits**	26,120	26,033	24,162	24,743	27,387	28,178	25,783
Marketable debt securities**	1,312	1,301	1,343	2,021	2,270	1,534	2,456
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	8,785	8,899	6,738	3,757	8,085	4,828	4,472
Other liabilities	8,569	9,792	14,397	13,026	16,580	10,676	11,028
Shareholders’ equity***	4,438	4,299	3,431	3,340	4,463	4,072	3,515

Other customer funds under management	10,503	10,453	10,579	10,328	11,300	10,789	10,293

Mutual funds	10,503	10,453	10,579	10,328	11,300	10,789	10,293
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	37,936	37,787	36,084	37,091	40,957	40,500	38,532

** Including all on-balance sheet balances for this item *** Not including profit of the year Other information
NPL ratio	1.61	1.64	1.69	1.94	1.92	2.20	3.58
NPL coverage	194.9	183.4	175.4	157.3	157.1	142.7	99.0

Spread (Retail Banking)	10.16	10.27	10.26	10.49	10.32	10.05	9.90

Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56

Mexico

Million pesos

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	26,511	25,060	1,451	5.8

Net fees	10,262	9,208	1,053	11.4
Gains (losses) on financial transactions	2,414	1,159	1,255	108.4
Other operating income*	(324)	(467)	144	(30.8)

Gross income	38,863	34,960	3,904	11.2

Operating expenses	(15,314)	(13,504)	(1,810)	13.4
General administrative expenses	(13,755)	(12,057)	(1,698)	14.1
Personnel	(7,612)	(6,639)	(973)	14.7
Other general administrative expenses	(6,143)	(5,418)	(725)	13.4
Depreciation and amortisation	(1,558)	(1,447)	(112)	7.7

Net operating income	23,550	21,456	2,094	9.8

Net loan-loss provisions	(9,722)	(5,219)	(4,503)	86.3
Other income	350	564	(214)	(37.9)

Profit before taxes	14,178	16,801	(2,623)	(15.6)

Tax on profit	(1,804)	(2,776)	973	(35.0)

Profit from continuing operations	12,374	14,024	(1,650)	(11.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	12,374	14,024	(1,650)	(11.8)

Minority interests	2,970	19	2,951	—

Attributable profit to the Group	9,404	14,005	(4,601)	(32.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	374,889	357,834	17,055	4.8
Trading portfolio (w/o loans)	183,919	212,768	(28,849)	(13.6)
Available-for-sale financial assets	55,602	55,296	306	0.6
Due from credit institutions**	134,171	117,512	16,659	14.2
Intangible assets and property and equipment	6,730	5,573	1,157	20.8
Other assets	87,997	82,611	5,385	6.5

Total assets/liabilities & shareholders’ equity	843,307	831,594	11,714	1.4

Customer deposits**	460,130	401,290	58,840	14.7
Marketable debt securities**	43,830	22,307	21,523	96.5
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	79,813	111,901	(32,087)	(28.7)
Other liabilities	196,807	239,112	(42,305)	(17.7)
Shareholders’ equity***	62,727	56,983	5,744	10.1

Other customer funds under management	183,701	175,707	7,994	4.5

Mutual funds	183,701	175,707	7,994	4.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	687,660	599,305	88,356	14.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	8,113	8,334	8,613	8,839	8,620	8,787	9,103

Net fees	3,056	2,852	3,300	3,470	3,591	3,188	3,483
Gains (losses) on financial transactions	526	75	558	613	901	971	542
Other operating income*	(179)	(59)	(230)	(346)	(172)	48	(200)

Gross income	11,517	11,202	12,241	12,576	12,941	12,994	12,928

Operating expenses	(4,269)	(4,344)	(4,890)	(5,552)	(5,031)	(4,989)	(5,293)
General administrative expenses	(3,766)	(3,847)	(4,445)	(5,085)	(4,523)	(4,451)	(4,782)
Personnel	(2,173)	(2,214)	(2,252)	(2,392)	(2,470)	(2,472)	(2,670)
Other general administrative expenses	(1,593)	(1,633)	(2,192)	(2,693)	(2,053)	(1,979)	(2,112)
Depreciation and amortisation	(503)	(498)	(446)	(467)	(509)	(538)	(511)

Net operating income	7,248	6,858	7,350	7,024	7,909	8,005	7,635

Net loan-loss provisions	(1,327)	(1,747)	(2,145)	(2,656)	(2,370)	(2,996)	(4,356)
Other income	(34)	504	93	369	428	(31)	(47)

Profit before taxes	5,888	5,614	5,298	4,736	5,967	4,979	3,232

Tax on profit	(874)	(1,116)	(786)	(721)	(696)	(708)	(400)

Profit from continuing operations	5,014	4,498	4,512	4,016	5,271	4,271	2,832

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	5,014	4,498	4,512	4,016	5,271	4,271	2,832

Minority interests	7	6	6	980	1,241	1,043	686

Attributable profit to the Group	5,007	4,492	4,506	3,035	4,031	3,227	2,146

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	325,900	345,169	357,834	350,281	368,140	382,406	374,889
Trading portfolio (w/o loans)	260,364	272,559	212,768	179,914	231,850	215,470	183,919
Available-for-sale financial assets	62,076	54,991	55,296	47,628	37,741	54,394	55,602
Due from credit institutions**	107,719	97,489	117,512	131,836	204,439	99,804	134,171
Intangible assets and property and equipment	6,427	5,211	5,573	6,531	6,332	6,481	6,730
Other assets	75,425	73,834	82,611	89,520	81,150	81,358	87,997

Total assets/liabilities & shareholders’ equity	837,911	849,252	831,594	805,710	929,653	839,913	843,307

Customer deposits**	444,624	439,312	401,290	425,189	433,111	480,183	460,130
Marketable debt securities**	22,332	21,962	22,307	34,721	35,894	26,134	43,830
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	149,546	150,181	111,901	64,563	127,865	82,273	79,813
Other liabilities	145,862	165,246	239,112	223,838	262,201	181,935	196,807
Shareholders’ equity***	75,547	72,551	56,983	57,399	70,581	69,388	62,727

Other customer funds under management	178,788	176,392	175,707	177,474	178,704	183,853	183,701

Mutual funds	178,788	176,392	175,707	177,474	178,704	183,853	183,701
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	645,744	637,666	599,305	637,384	647,709	690,170	687,660

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,264	1,255	10	0.8

Net fees	293	339	(45)	(13.4)
Gains (losses) on financial transactions	122	96	26	26.8
Other operating income*	13	9	3	36.4

Gross income	1,692	1,699	(7)	(0.4)

Operating expenses	(716)	(692)	(24)	3.5
General administrative expenses	(632)	(619)	(13)	2.1
Personnel	(391)	(388)	(3)	0.8
Other general administrative expenses	(241)	(231)	(10)	4.3
Depreciation and amortisation	(84)	(73)	(11)	15.0

Net operating income	976	1,007	(31)	(3.1)

Net loan-loss provisions	(456)	(416)	(39)	9.4
Other income	8	(1)	8	—

Profit before taxes	529	590	(62)	(10.4)

Tax on profit	(74)	(78)	4	(5.0)

Profit from continuing operations	455	512	(58)	(11.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	455	512	(58)	(11.3)

Minority interests	138	156	(18)	(11.3)

Attributable profit to the Group	316	356	(40)	(11.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	29,697	30,043	(345)	(1.1)
Trading portfolio (w/o loans)	1,086	1,717	(631)	(36.8)
Available-for-sale financial assets	2,485	2,887	(402)	(13.9)
Due from credit institutions**	2,888	3,773	(885)	(23.5)
Intangible assets and property and equipment	324	365	(41)	(11.3)
Other assets	3,274	3,530	(256)	(7.3)

Total assets/liabilities & shareholders’ equity	39,753	42,315	(2,561)	(6.1)

Customer deposits**	22,076	23,192	(1,116)	(4.8)
Marketable debt securities**	5,949	6,329	(380)	(6.0)
Subordinated debt**	1,005	1,175	(170)	(14.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,615	4,960	(345)	(7.0)
Other liabilities	3,894	4,519	(625)	(13.8)
Shareholders’ equity***	2,213	2,138	75	3.5

Other customer funds under management	5,670	4,751	919	19.3

Mutual funds	4,290	4,751	(461)	(9.7)
Pension funds	—	—	—	—
Managed portfolios	1,380	—	1,380	—

Customer funds under management	34,700	35,447	(747)	(2.1)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	17.39	20.60	(3.21 p. )
Efficiency ratio (with amortisations)	42.3	40.7	1.6 p.
NPL ratio	6.00	5.00	1.00 p.
NPL coverage	49.7	60.8	(11.1 p. )
Number of employees	12,299	12,339	(40)	(0.3)
Number of branches	488	496	(8)	(1.6)

Chile

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	432	415	408	473	411	407	447

Net fees	111	112	115	109	105	99	89
Gains (losses) on financial transactions	16	41	39	27	31	53	38
Other operating income*	5	3	1	(1)	7	5	1

Gross income	564	572	563	608	554	563	575

Operating expenses	(215)	(234)	(243)	(242)	(234)	(248)	(233)
General administrative expenses	(193)	(209)	(217)	(214)	(205)	(221)	(206)
Personnel	(118)	(134)	(136)	(134)	(126)	(138)	(127)
Other general administrative expenses	(75)	(76)	(81)	(79)	(79)	(84)	(78)
Depreciation and amortisation	(22)	(25)	(26)	(28)	(29)	(27)	(28)

Net operating income	349	337	321	366	320	315	342

Net loan-loss provisions	(125)	(120)	(171)	(157)	(155)	(147)	(153)
Other income	(4)	(10)	14	6	(1)	3	6

Profit before taxes	220	207	163	215	164	171	194

Tax on profit	(30)	(25)	(23)	(23)	(16)	(31)	(28)

Profit from continuing operations	190	182	140	192	148	140	166

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	190	182	140	192	148	140	166

Minority interests	59	57	40	58	45	43	51

Attributable profit to the Group	131	125	101	134	103	97	116

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	27,257	29,074	30,043	29,677	31,615	30,085	29,697
Trading portfolio (w/o loans)	1,816	1,768	1,717	1,725	1,549	1,470	1,086
Available-for-sale financial assets	4,127	2,861	2,887	2,949	3,133	2,368	2,485
Due from credit institutions**	2,625	2,798	3,773	3,151	3,720	3,122	2,888
Intangible assets and property and equipment	365	360	365	373	376	341	324
Other assets	2,845	4,284	3,530	2,799	2,764	2,661	3,274

Total assets/liabilities & shareholders’ equity	39,035	41,146	42,315	40,674	43,156	40,046	39,753

Customer deposits**	20,547	23,228	23,192	22,411	23,224	21,961	22,076
Marketable debt securities**	5,819	5,539	6,329	6,082	6,461	6,026	5,949
Subordinated debt**	1,288	1,354	1,175	1,151	1,164	1,039	1,005
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	4,827	4,974	4,960	4,674	5,284	4,691	4,615
Other liabilities	3,926	3,790	4,519	4,286	4,174	4,015	3,894
Shareholders’ equity***	2,629	2,261	2,138	2,071	2,849	2,313	2,213

Other customer funds under management	5,091	5,126	4,751	4,563	6,286	5,686	5,670

Mutual funds	5,091	5,126	4,751	4,563	4,844	4,349	4,290
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	1,442	1,337	1,380

Customer funds under management	32,745	35,246	35,447	34,206	37,135	34,712	34,700

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.52	4.65	5.00	5.17	5.51	5.81	6.00
NPL coverage	68.3	64.0	60.8	57.7	53.9	49.9	49.7

Spread (Retail Banking)	7.01	6.98	6.84	6.61	6.70	6.74	6.43

Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42

Chile

Ch$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	811,935	785,500	26,435	3.4

Net fees	188,254	211,992	(23,738)	(11.2)
Gains (losses) on financial transactions	78,344	60,232	18,112	30.1
Other operating income*	8,322	5,947	2,375	39.9

Gross income	1,086,855	1,063,673	23,183	2.2

Operating expenses	(459,762)	(433,087)	(26,675)	6.2
General administrative expenses	(406,002)	(387,532)	(18,470)	4.8
Personnel	(251,126)	(242,759)	(8,366)	3.4
Other general administrative expenses	(154,877)	(144,772)	(10,104)	7.0
Depreciation and amortisation	(53,760)	(45,555)	(8,205)	18.0

Net operating income	627,093	630,586	(3,492)	(0.6)

Net loan-loss provisions	(292,582)	(260,674)	(31,907)	12.2
Other income	4,964	(458)	5,422	—

Profit before taxes	339,476	369,454	(29,978)	(8.1)

Tax on profit	(47,505)	(48,764)	1,259	(2.6)

Profit from continuing operations	291,970	320,689	(28,719)	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	291,970	320,689	(28,719)	(9.0)

Minority interests	88,824	97,591	(8,767)	(9.0)

Attributable profit to the Group	203,147	223,099	(19,952)	(8.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	20,279,699	18,372,766	1,906,933	10.4
Trading portfolio (w/o loans)	741,289	1,049,765	(308,476)	(29.4)
Available-for-sale financial assets	1,696,733	1,765,557	(68,824)	(3.9)
Due from credit institutions**	1,971,965	2,307,234	(335,268)	(14.5)
Intangible assets and property and equipment	221,277	223,420	(2,143)	(1.0)
Other assets	2,235,876	2,159,014	76,862	3.6

Total assets/liabilities & shareholders’ equity	27,146,839	25,877,755	1,269,084	4.9

Customer deposits**	15,075,274	14,183,400	891,873	6.3
Marketable debt securities**	4,062,511	3,870,576	191,934	5.0
Subordinated debt**	686,627	718,668	(32,041)	(4.5)
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,151,591	3,033,535	118,056	3.9
Other liabilities	2,659,301	2,763,916	(104,615)	(3.8)
Shareholders’ equity***	1,511,536	1,307,659	203,876	15.6

Other customer funds under management	3,871,792	2,905,322	966,470	33.3

Mutual funds	2,929,321	2,905,322	23,999	0.8
Pension funds	—	—	—	—
Managed portfolios	942,471	—	942,471	—

Customer funds under management	23,696,204	21,677,967	2,018,237	9.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	276,624	263,818	245,058	293,249	256,208	257,147	298,580

Net fees	71,257	71,591	69,145	67,251	65,411	62,461	60,382
Gains (losses) on financial transactions	10,143	26,207	23,883	16,894	19,528	33,239	25,577
Other operating income*	2,981	2,215	752	(329)	4,099	3,191	1,032

Gross income	361,004	363,830	338,838	377,065	345,246	356,038	385,571

Operating expenses	(137,450)	(149,105)	(146,532)	(149,946)	(145,951)	(156,943)	(156,868)
General administrative expenses	(123,336)	(133,239)	(130,957)	(132,402)	(127,747)	(139,949)	(138,306)
Personnel	(75,619)	(85,096)	(82,044)	(83,166)	(78,389)	(87,084)	(85,653)
Other general administrative expenses	(47,716)	(48,143)	(48,913)	(49,236)	(49,358)	(52,865)	(52,653)
Depreciation and amortisation	(14,115)	(15,866)	(15,575)	(17,543)	(18,204)	(16,994)	(18,561)

Net operating income	223,554	214,725	192,307	227,119	199,295	199,095	228,704

Net loan-loss provisions	(80,018)	(76,598)	(104,058)	(97,428)	(96,426)	(93,268)	(102,887)
Other income	(2,746)	(6,563)	8,851	3,836	(725)	2,114	3,575

Profit before taxes	140,790	131,565	97,099	133,528	102,143	107,940	129,392

Tax on profit	(19,173)	(15,664)	(13,927)	(14,431)	(9,779)	(19,243)	(18,483)

Profit from continuing operations	121,617	115,901	83,172	119,096	92,364	88,697	110,909

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	121,617	115,901	83,172	119,096	92,364	88,697	110,909

Minority interests	37,741	36,492	23,357	36,115	27,824	27,301	33,698

Attributable profit to the Group	83,875	79,409	59,814	82,981	64,540	61,396	77,210

* Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	17,698,244	18,348,049	18,372,766	18,748,111	19,118,178	19,901,557	20,279,699
Trading portfolio (w/o loans)	1,179,112	1,115,756	1,049,765	1,089,813	936,792	972,355	741,289
Available-for-sale financial assets	2,679,752	1,805,655	1,765,557	1,862,768	1,894,436	1,566,166	1,696,733
Due from credit institutions**	1,704,231	1,765,475	2,307,234	1,990,545	2,249,328	2,065,436	1,971,965
Intangible assets and property and equipment	237,232	227,468	223,420	235,386	227,136	225,270	221,277
Other assets	1,847,166	2,703,655	2,159,014	1,768,299	1,671,140	1,760,204	2,235,876

Total assets/liabilities & shareholders’ equity	25,345,737	25,966,059	25,877,755	25,694,922	26,097,010	26,490,989	27,146,839

Customer deposits**	13,340,968	14,658,296	14,183,400	14,157,440	14,043,939	14,527,521	15,075,274
Marketable debt securities**	3,778,230	3,495,417	3,870,576	3,842,344	3,907,130	3,986,644	4,062,511
Subordinated debt**	836,527	854,557	718,668	726,878	703,894	687,548	686,627
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	3,133,934	3,138,836	3,033,535	2,952,486	3,195,043	3,103,338	3,151,591
Other liabilities	2,548,965	2,391,846	2,763,916	2,707,376	2,524,145	2,655,717	2,659,301
Shareholders’ equity**	1,707,114	1,427,106	1,307,659	1,308,398	1,722,860	1,530,221	1,511,536

Other customer funds under management	3,305,670	3,234,844	2,905,322	2,882,327	3,801,165	3,761,328	3,871,792

Mutual funds	3,305,670	3,234,844	2,905,322	2,882,327	2,928,982	2,877,133	2,929,321
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	872,183	884,194	942,471

Customer funds under management	21,261,394	22,243,115	21,677,967	21,608,990	22,456,128	22,963,041	23,696,204

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	9M ‘13	9M ‘12	Amount	%
Income statement
Net interest income	1,074	1,287	(213)	(16.6)

Net fees	290	287	2	0.8
Gains (losses) on financial transactions	58	187	(128)	(68.7)
Other operating income*	244	224	20	8.9

Gross income	1,666	1,985	(319)	(16.1)

Operating expenses	(924)	(880)	(44)	5.0
General administrative expenses	(805)	(772)	(33)	4.3
Personnel	(458)	(426)	(32)	7.6
Other general administrative expenses	(346)	(346)	(0)	0.1
Depreciation and amortisation	(119)	(108)	(11)	10.3

Net operating income	742	1,105	(363)	(32.8)

Net loan-loss provisions	(19)	(202)	184	(90.7)
Other income	(45)	(188)	143	(76.2)

Profit before taxes	679	715	(36)	(5.1)

Tax on profit	(92)	(135)	43	(32.1)

Profit from continuing operations	587	579	7	1.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	587	579	7	1.3

Minority interests	—	—	—	—

Attributable profit to the Group	587	579	7	1.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	38,184	41,845	(3,662)	(8.8)
Trading portfolio (w/o loans)	144	313	(169)	(53.9)
Available-for-sale financial assets	8,921	13,972	(5,050)	(36.1)
Due from credit institutions**	466	615	(149)	(24.2)
Intangible assets and property and equipment	558	532	27	5.0
Other assets	7,012	6,394	618	9.7

Total assets/liabilities & shareholders’ equity	55,286	63,671	(8,385)	(13.2)

Customer deposits**	36,181	38,454	(2,273)	(5.9)
Marketable debt securities**	1,167	838	329	39.3
Subordinated debt**	1,761	2,504	(743)	(29.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	8,451	13,949	(5,498)	(39.4)
Other liabilities	1,934	2,642	(709)	(26.8)
Shareholders’ equity***	5,793	5,285	508	9.6

Other customer funds under management	—	0	(0)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	0	(0)	(100.0)

Customer funds under management	39,109	41,796	(2,687)	(6.4)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	13.35	14.80	(1.45 p. )
Efficiency ratio (with amortisations)	55.5	44.3	11.1 p.
NPL ratio	2.26	2.31	(0.05 p. )
NPL coverage	96.6	109.7	(13.1 p. )
Number of employees	9,571	9,452	119	1.3
Number of branches	706	722	(16)	(2.2)

USA

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	430	428	430	408	367	360	347

Net fees	95	97	95	91	93	99	98
Gains (losses) on financial transactions	58	78	50	58	49	18	(8)
Other operating income*	81	74	70	63	99	73	72

Gross income	663	677	644	620	608	549	509

Operating expenses	(278)	(297)	(304)	(303)	(297)	(299)	(328)
General administrative expenses	(248)	(261)	(263)	(266)	(261)	(260)	(284)
Personnel	(139)	(140)	(147)	(146)	(148)	(150)	(160)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)	(123)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)	(44)

Net operating income	385	380	340	317	311	250	181

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)	13
Other income	(19)	(28)	(141)	1	(8)	(9)	(27)

Profit before taxes	295	274	146	256	276	236	167

Tax on profit	(57)	(59)	(20)	(30)	(43)	(46)	(3)

Profit from continuing operations	238	215	126	226	233	190	164

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	238	215	126	226	233	190	164

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	238	215	126	226	233	190	164

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	40,030	42,984	41,845	41,331	42,032	39,683	38,184
Trading portfolio (w/o loans)	245	305	313	275	241	166	144
Available-for-sale financial assets	13,421	12,854	13,972	14,791	14,093	11,133	8,921
Due from credit institutions**	512	644	615	714	366	398	466
Intangible assets and property and equipment	479	529	532	560	569	555	558
Other assets	5,403	6,452	6,394	5,278	5,242	6,631	7,012

Total assets/liabilities & shareholders’ equity	60,091	63,768	63,671	62,950	62,543	58,566	55,286

Customer deposits**	37,828	38,344	38,454	38,116	39,575	37,611	36,181
Marketable debt securities**	563	388	838	820	841	823	1,167
Subordinated debt**	2,220	2,359	2,504	1,986	1,856	1,814	1,761
Insurance liabilities	0	—	—	—	—	—	—
Due to credit institutions**	12,364	15,058	13,949	14,221	12,249	10,354	8,451
Other liabilities	2,011	2,204	2,642	2,629	1,912	1,983	1,934
Shareholders’ equity***	5,105	5,415	5,285	5,179	6,110	5,981	5,793

Other customer funds under management	1	0	0	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—	—

Customer funds under management	40,611	41,091	41,796	40,922	42,272	40,248	39,109

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	2.46	2.27	2.31	2.29	2.23	2.22	2.26
NPL coverage	107.4	113.3	109.7	105.9	102.8	102.8	96.6

Spread (Retail Banking)	2.82	2.86	2.74	2.68	2.85	2.85	3.09

Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57

USA

US$ million

			Variation
	9M ‘13	9M ‘12	Amount	%
Income statement
Net interest income	1,414	1,647	(233)	(14.2)

Net fees	382	368	14	3.7
Gains (losses) on financial transactions	77	239	(162)	(67.8)
Other operating income*	321	286	35	12.1

Gross income	2,193	2,540	(347)	(13.7)

Operating expenses	(1,216)	(1,126)	(90)	8.0
General administrative expenses	(1,059)	(988)	(72)	7.2
Personnel	(603)	(545)	(58)	10.7
Other general administrative expenses	(456)	(443)	(13)	3.0
Depreciation and amortisation	(157)	(138)	(19)	13.5

Net operating income	977	1,414	(437)	(30.9)

Net loan-loss provisions	(25)	(259)	234	(90.4)
Other income	(59)	(241)	182	(75.5)

Profit before taxes	893	915	(21)	(2.3)

Tax on profit	(121)	(173)	52	(30.2)

Profit from continuing operations	772	742	31	4.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	772	742	31	4.2

Minority interests	—	—	—	—

Attributable profit to the Group	772	742	31	4.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Customer loans**	51,567	54,106	(2,539)	(4.7)
Trading portfolio (w/o loans)	195	405	(210)	(51.8)
Available-for-sale financial assets	12,048	18,065	(6,017)	(33.3)
Due from credit institutions**	630	796	(166)	(20.8)
Intangible assets and property and equipment	754	688	66	9.7
Other assets	9,470	8,267	1,203	14.5

Total assets/liabilities & shareholders’ equity	74,664	82,327	(7,663)	(9.3)

Customer deposits**	48,862	49,721	(859)	(1.7)
Marketable debt securities**	1,576	1,083	493	45.5
Subordinated debt**	2,378	3,238	(860)	(26.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,413	18,036	(6,623)	(36.7)
Other liabilities	2,611	3,416	(805)	(23.6)
Shareholders’ equity***	7,823	6,833	991	14.5

Other customer funds under management	—	0	(0)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	0	(0)	(100.0)

Customer funds under management	52,816	54,042	(1,225)	(2.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	563	548	536	530	484	470	460

Net fees	125	125	118	117	123	129	130
Gains (losses) on financial transactions	76	101	62	75	64	23	(10)
Other operating income*	106	94	87	82	131	94	95

Gross income	869	868	803	805	803	717	674

Operating expenses	(365)	(381)	(380)	(393)	(392)	(390)	(434)
General administrative expenses	(325)	(334)	(328)	(344)	(344)	(340)	(375)
Personnel	(182)	(180)	(184)	(189)	(195)	(196)	(212)
Other general administrative expenses	(144)	(154)	(145)	(156)	(149)	(144)	(163)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)	(59)

Net operating income	505	487	423	411	411	326	240

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)	17
Other income	(25)	(35)	(180)	1	(11)	(12)	(36)

Profit before taxes	387	350	178	331	365	308	221

Tax on profit	(74)	(76)	(23)	(39)	(57)	(60)	(4)

Profit from continuing operations	312	275	155	292	307	248	217

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	312	275	155	292	307	248	217

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	312	275	155	292	307	248	217

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Customer loans**	53,464	54,117	54,106	54,532	53,821	51,906	51,567
Trading portfolio (w/o loans)	328	384	405	363	309	217	195
Available-for-sale financial assets	17,926	16,183	18,065	19,516	18,046	14,562	12,048
Due from credit institutions**	684	811	796	942	469	520	630
Intangible assets and property and equipment	640	666	688	739	729	726	754
Other assets	7,216	8,123	8,267	6,964	6,712	8,674	9,470

Total assets/liabilities & shareholders’ equity	80,257	80,284	82,327	83,056	80,086	76,604	74,664

Customer deposits**	50,523	48,276	49,721	50,290	50,675	49,196	48,862
Marketable debt securities**	752	489	1,083	1,081	1,077	1,077	1,576
Subordinated debt**	2,965	2,969	3,238	2,621	2,377	2,372	2,378
Insurance liabilities	0	—	—	—	—	—	—
Due to credit institutions**	16,514	18,958	18,036	18,763	15,685	13,543	11,413
Other liabilities	2,687	2,775	3,416	3,468	2,449	2,593	2,611
Shareholders’ equity***	6,818	6,818	6,833	6,833	7,823	7,823	7,823

Other customer funds under management	1	0	0	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—	—

Customer funds under management	54,240	51,734	54,042	53,992	54,130	52,645	52,816

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Bank

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,086	1,287	(201)	(15.6)

Net fees	289	287	1	0.4
Gains (losses) on financial transactions	58	187	(128)	(68.7)
Other operating income*	(28)	(37)	9	(25.4)

Gross income	1,406	1,724	(318)	(18.5)

Operating expenses	(924)	(877)	(46)	5.3
General administrative expenses	(805)	(769)	(35)	4.6
Personnel	(458)	(424)	(34)	8.1
Other general administrative expenses	(346)	(345)	(1)	0.3
Depreciation and amortisation	(119)	(108)	(11)	10.4

Net operating income	482	847	(365)	(43.1)

Net loan-loss provisions	(19)	(202)	184	(90.7)
Other income	(45)	(188)	143	(76.2)

Profit before taxes	418	456	(38)	(8.3)

Tax on profit	(94)	(136)	42	(30.8)

Profit from continuing operations	324	320	4	1.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	324	320	4	1.2

Minority interests	—	—	—	—

Attributable profit to the Group	324	320	4	1.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	430	428	430	408	369	365	352

Net fees	95	97	95	91	93	98	98
Gains (losses) on financial transactions	58	78	50	58	49	18	(8)
Other operating income*	(14)	(10)	(13)	(17)	(14)	(9)	(5)

Gross income	569	594	561	540	497	472	437

Operating expenses	(278)	(296)	(304)	(303)	(297)	(299)	(328)
General administrative expenses	(247)	(260)	(262)	(265)	(261)	(260)	(284)
Personnel	(138)	(140)	(146)	(145)	(148)	(150)	(160)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)	(123)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)	(44)

Net operating income	291	298	257	237	200	173	109

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)	13
Other income	(19)	(28)	(141)	1	(8)	(9)	(27)

Profit before taxes	201	191	64	176	165	159	94

Tax on profit	(57)	(59)	(20)	(30)	(44)	(47)	(4)

Profit from continuing operations	144	132	44	146	121	112	91

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	144	132	44	146	121	112	91

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	144	132	44	146	121	112	91

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

US$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,430	1,647	(217)	(13.2)

Net fees	380	368	12	3.3
Gains (losses) on financial transactions	77	239	(162)	(67.8)
Other operating income*	(37)	(48)	11	(23.2)

Gross income	1,851	2,207	(356)	(16.1)

Operating expenses	(1,216)	(1,123)	(93)	8.3
General administrative expenses	(1,059)	(985)	(75)	7.6
Personnel	(603)	(543)	(61)	11.2
Other general administrative expenses	(456)	(442)	(14)	3.1
Depreciation and amortisation	(157)	(138)	(19)	13.6

Net operating income	634	1,084	(449)	(41.5)

Net loan-loss provisions	(25)	(259)	234	(90.4)
Other income	(59)	(241)	182	(75.5)

Profit before taxes	551	584	(33)	(5.7)

Tax on profit	(124)	(174)	50	(28.8)

Profit from continuing operations	427	410	17	4.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	427	410	17	4.1

Minority interests	—	—	—	—

Attributable profit to the Group	427	410	17	4.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	563	548	536	530	488	477	466

Net fees	125	125	118	117	122	128	129
Gains (losses) on financial transactions	76	101	62	75	64	23	(10)
Other operating income*	(18)	(12)	(17)	(22)	(19)	(12)	(6)

Gross income	745	762	700	700	656	616	579

Operating expenses	(364)	(380)	(379)	(393)	(392)	(390)	(434)
General administrative expenses	(324)	(333)	(327)	(344)	(344)	(340)	(375)
Personnel	(181)	(179)	(183)	(188)	(195)	(196)	(212)
Other general administrative expenses	(144)	(154)	(144)	(156)	(149)	(144)	(163)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)	(59)

Net operating income	382	382	320	308	264	226	144

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)	17
Other income	(25)	(35)	(180)	1	(11)	(12)	(36)

Profit before taxes	264	245	75	227	218	207	125

Tax on profit	(75)	(76)	(24)	(39)	(58)	(61)	(5)

Profit from continuing operations	189	169	52	188	160	146	120

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	189	169	52	188	160	146	120

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	189	169	52	188	160	146	120

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	(1,615)	(1,414)	(201)	14.2

Net fees	(52)	(25)	(27)	105.9
Gains (losses) on financial transactions	920	515	405	78.7
Other operating income	110	135	(25)	(18.8)
Dividends	31	45	(13)	(30.0)
Income from equity-accounted method	(8)	(2)	(6)	332.9
Other operating income/expenses	86	92	(6)	(6.5)

Gross income	(638)	(789)	152	(19.2)

Operating expenses	(526)	(476)	(50)	10.6
General administrative expenses	(448)	(374)	(74)	19.7
Personnel	(160)	(143)	(17)	12.0
Other general administrative expenses	(287)	(231)	(56)	24.4
Depreciation and amortisation	(78)	(101)	23	(22.9)

Net operating income	(1,164)	(1,265)	102	(8.0)

Net loan-loss provisions	(203)	(31)	(173)	560.1
Other income	(279)	(116)	(163)	140.1

Ordinary profit before taxes	(1,646)	(1,412)	(234)	16.5

Tax on profit	151	(93)	245	—

Ordinary profit from continuing operations	(1,494)	(1,505)	11	(0.7)

Net profit from discontinued operations	—	0	(0)	(100.0)

Ordinary consolidated profit	(1,494)	(1,505)	11	(0.7)

Minority interests	(4)	0	(4)	—

Ordinary attributable profit to the Group	(1,491)	(1,505)	15	(1.0)

Net capital gains and provisions	—	927	(927)	(100.0)

Attributable profit to the Group	(1,491)	(579)	(912)	157.5

			Variation
	30.09.13	30.09.12	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,772	9,940	(5,168)	(52.0)
Available-for-sale financial assets	18,590	6,337	12,254	193.4
Investments	237	76	161	210.4
Goodwill	23,729	25,178	(1,449)	(5.8)
Liquidity lent to the Group	23,862	47,793	(23,931)	(50.1)
Capital assigned to Group areas	70,193	70,602	(409)	(0.6)
Other assets	62,816	91,513	(28,697)	(31.4)

Total assets/liabilities & shareholders’ equity	204,200	251,439	(47,239)	(18.8)

Customer deposits*	4,916	3,150	1,765	56.0
Marketable debt securities*	69,149	81,730	(12,582)	(15.4)
Subordinated debt	4,593	4,889	(296)	(6.0)
Other liabilities	44,677	81,859	(37,183)	(45.4)
Group capital and reserves**	80,866	79,811	1,055	1.3

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	78,657	89,769	(11,112)	(12.4)

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Resources
Number of employees	2,490	2,377	113	4.8

Corporate Activities

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	(453)	(441)	(520)	(429)	(580)	(509)	(526)

Net fees	(13)	(3)	(9)	(5)	(14)	(20)	(19)
Gains (losses) on financial transactions	99	226	189	201	231	359	330
Other operating income	42	34	60	15	35	28	47
Dividends	14	10	21	8	4	4	23
Income from equity-accounted method	(1)	(1)	0	(3)	(2)	(2)	(4)
Other operating income/expenses	29	25	39	9	32	25	28

Gross income	(326)	(184)	(280)	(218)	(328)	(141)	(168)

Operating expenses	(171)	(156)	(149)	(54)	(178)	(177)	(170)
General administrative expenses	(142)	(136)	(96)	(36)	(160)	(134)	(154)
Personnel	(67)	(59)	(18)	40	(65)	(60)	(35)
Other general administrative expenses	(75)	(78)	(78)	(77)	(95)	(73)	(119)
Depreciation and amortisation	(29)	(20)	(53)	(18)	(18)	(44)	(16)

Net operating income	(496)	(340)	(429)	(272)	(507)	(319)	(338)

Net loan-loss provisions	(4)	4	(30)	(54)	(29)	(189)	14
Other income	(61)	18	(74)	(439)	(66)	(89)	(124)
Ordinary profit before taxes	(562)	(318)	(533)	(765)	(602)	(596)	(447)

Tax on profit	3	(64)	(32)	126	54	73	24

Ordinary profit from continuing operations	(559)	(381)	(565)	(639)	(547)	(523)	(424)

Net profit from discontinued operations	—	(0)	0	—	—	—	—

Ordinary consolidated profit	(559)	(381)	(565)	(639)	(547)	(523)	(424)

Minority interests	(27)	15	12	(20)	(0)	(2)	(2)

Ordinary attributable profit to the Group	(531)	(397)	(577)	(619)	(547)	(521)	(422)

Net capital gains and provisions	—	682	244	56	—	—	—

Attributable profit to the Group	(531)	285	(333)	(563)	(547)	(521)	(422)

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Balance sheet
Trading portfolio (w/o loans)	7,119	8,062	9,940	4,722	6,167	5,291	4,772
Available-for-sale financial assets	5,020	3,599	6,337	8,949	17,449	22,421	18,590
Investments	76	73	76	88	83	206	237
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878	23,729
Liquidity lent to the Group	57,118	62,627	47,793	18,583	26,730	30,515	23,862
Capital assigned to Group areas	73,630	72,388	70,602	69,773	76,323	72,619	70,193
Other assets	108,697	92,390	91,513	116,712	72,974	58,275	62,816

Total assets/liabilities & shareholders’ equity	276,861	264,276	251,439	243,453	224,795	213,205	204,200

Customer deposits*	20,129	13,034	3,150	3,152	2,567	5,978	4,916
Marketable debt securities*	86,915	82,357	81,730	82,002	79,680	74,891	69,149
Subordinated debt	6,240	5,344	4,889	4,866	4,471	4,412	4,593
Other liabilities	84,486	84,594	81,859	73,744	57,125	46,976	44,677
Group capital and reserves**	79,091	78,947	79,811	79,689	80,953	80,947	80,866

Other customer funds under management	—	—	—	—	—	0	—

Mutual funds	—	—	—	—	—	0	—
Pension funds	—	—	—	—	—	(0)	—
Managed portfolios	—	—	—	—	—	—	—

Customer funds under management	113,284	100,735	89,769	90,020	86,718	85,281	78,657

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Retail Banking

EUR million

			Variation
	Jan-Sep ’13	Jan-Sep ’12	Amount	%
Income statement
Net interest income	19,365	22,083	(2,718)	(12.3)

Net fees	6,199	6,371	(171)	(2.7)
Gains (losses) on financial transactions	948	885	62	7.0
Other operating income*	(24)	(90)	66	(73.4)

Gross income	26,488	29,249	(2,761)	(9.4)

Operating expenses	(12,653)	(12,855)	203	(1.6)
General administrative expenses	(11,171)	(11,482)	310	(2.7)
Personnel	(6,505)	(6,754)	249	(3.7)
Other general administrative expenses	(4,666)	(4,727)	61	(1.3)
Depreciation and amortisation	(1,481)	(1,374)	(107)	7.8

Net operating income	13,836	16,394	(2,558)	(15.6)

Net loan-loss provisions	(7,359)	(8,909)	1,550	(17.4)
Other income	(757)	(1,167)	410	(35.1)

Ordinary profit before taxes	5,720	6,317	(597)	(9.5)

Tax on profit	(1,148)	(1,380)	231	(16.8)

Ordinary profit from continuing operations	4,571	4,937	(366)	(7.4)

Net profit from discontinued operations	(14)	50	(64)	—

Ordinary consolidated profit	4,557	4,987	(430)	(8.6)

Minority interests	620	492	128	26.1

Ordinary attributable profit to the Group	3,937	4,495	(558)	(12.4)

Net capital gains and provisions	—	81	(81)	(100.0)

Attributable profit to the Group	3,937	4,576	(639)	(14.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Business volumes
Total assets	796,063	859,440	(63,377)	(7.4)
Customer loans	594,019	635,912	(41,893)	(6.6)
Customer deposits	549,621	534,572	15,049	2.8

Retail Banking

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	7,498	7,341	7,243	6,782	6,547	6,581	6,237

Net fees	2,157	2,081	2,132	2,100	2,096	2,125	1,978
Gains (losses) on financial transactions	221	359	305	249	378	349	221
Other operating income*	(50)	0	(41)	(54)	(3)	(0)	(21)

Gross income	9,826	9,783	9,640	9,077	9,018	9,055	8,415

Operating expenses	(4,300)	(4,212)	(4,343)	(4,335)	(4,263)	(4,252)	(4,137)
General administrative expenses	(3,857)	(3,773)	(3,851)	(3,861)	(3,770)	(3,754)	(3,647)
Personnel	(2,256)	(2,223)	(2,276)	(2,231)	(2,211)	(2,189)	(2,105)
Other general administrative expenses	(1,601)	(1,550)	(1,575)	(1,630)	(1,559)	(1,565)	(1,543)
Depreciation and amortisation	(443)	(439)	(492)	(474)	(493)	(499)	(490)

Net operating income	5,526	5,571	5,297	4,742	4,755	4,803	4,278

Net loan-loss provisions	(3,014)	(3,182)	(2,713)	(2,854)	(2,613)	(2,673)	(2,072)
Other income	(377)	(355)	(436)	(129)	(169)	(316)	(272)

Ordinary profit before taxes	2,134	2,034	2,149	1,760	1,973	1,813	1,934

Tax on profit	(441)	(438)	(500)	(269)	(381)	(341)	(426)

Ordinary profit from continuing operations	1,693	1,596	1,648	1,490	1,591	1,472	1,508

Net profit from discontinued operations	17	11	22	20	—	(14)	(0)

Ordinary consolidated profit	1,711	1,607	1,670	1,510	1,591	1,458	1,507

Minority interests	185	167	140	194	235	194	191

Ordinary attributable profit to the Group	1,526	1,439	1,530	1,316	1,356	1,265	1,316

Net capital gains and provisions	—	—	81	—	—	—	—

Attributable profit to the Group	1,526	1,439	1,611	1,316	1,356	1,265	1,316

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Business volumes
Total assets	842,998	860,568	859,440	828,738	842,996	817,404	796,063
Customer loans	631,355	644,901	635,912	618,523	619,452	600,787	594,019
Customer deposits	520,290	535,253	534,572	533,978	559,739	551,927	549,621

Retail Banking Continental Europe

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	5,261	5,776	(515)	(8.9)

Net fees	2,249	2,163	86	4.0
Gains (losses) on financial transactions	301	218	83	38.0
Other operating income*	(168)	(110)	(58)	53.2

Gross income	7,643	8,048	(405)	(5.0)

Operating expenses	(4,086)	(3,983)	(103)	2.6
General administrative expenses	(3,636)	(3,584)	(52)	1.4
Personnel	(2,259)	(2,217)	(42)	1.9
Other general administrative expenses	(1,377)	(1,367)	(10)	0.7
Depreciation and amortisation	(450)	(399)	(51)	12.8

Net operating income	3,558	4,065	(507)	(12.5)

Net loan-loss provisions	(2,021)	(2,537)	516	(20.3)
Other income	(197)	(114)	(83)	72.8

Profit before taxes	1,340	1,415	(75)	(5.3)

Tax on profit	(302)	(331)	29	(8.8)

Profit from continuing operations	1,038	1,084	(46)	(4.2)

Net profit from discontinued operations	(0)	(2)	2	(83.0)

Consolidated profit	1,038	1,082	(44)	(4.0)

Minority interests	113	38	76	202.0

Attributable profit to the Group	924	1,044	(120)	(11.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	1,925	1,926	1,925	1,781	1,695	1,793	1,773

Net fees	733	721	710	692	745	769	735
Gains (losses) on financial transactions	107	49	62	56	77	115	109
Other operating income*	(38)	(21)	(50)	(68)	(63)	(46)	(59)

Gross income	2,726	2,675	2,646	2,460	2,454	2,631	2,558

Operating expenses	(1,333)	(1,315)	(1,334)	(1,351)	(1,391)	(1,346)	(1,348)
General administrative expenses	(1,200)	(1,185)	(1,199)	(1,206)	(1,242)	(1,195)	(1,198)
Personnel	(735)	(737)	(744)	(741)	(770)	(747)	(742)
Other general administrative expenses	(465)	(448)	(455)	(465)	(472)	(448)	(457)
Depreciation and amortisation	(133)	(130)	(136)	(145)	(149)	(151)	(150)

Net operating income	1,393	1,360	1,312	1,109	1,063	1,285	1,210

Net loan-loss provisions	(1,009)	(898)	(630)	(843)	(642)	(863)	(516)
Other income	(62)	(35)	(17)	(19)	(62)	(62)	(72)

Profit before taxes	322	427	665	247	359	359	622

Tax on profit	(67)	(93)	(170)	(25)	(78)	(72)	(152)

Profit from continuing operations	255	333	495	222	280	288	470

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)

Consolidated profit	256	329	496	217	280	288	470

Minority interests	12	13	12	9	28	41	44

Attributable profit to the Group	243	317	484	207	253	246	426

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,611	3,209	(598)	(18.6)

Net fees	1,201	1,201	1	0.0
Gains (losses) on financial transactions	192	133	59	44.2
Other operating income*	(173)	(144)	(29)	20.5

Gross income	3,831	4,399	(569)	(12.9)

Operating expenses	(2,287)	(2,311)	24	(1.0)
General administrative expenses	(2,093)	(2,110)	17	(0.8)
Personnel	(1,347)	(1,378)	31	(2.3)
Other general administrative expenses	(746)	(732)	(14)	2.0
Depreciation and amortisation	(194)	(201)	7	(3.4)

Net operating income	1,543	2,088	(545)	(26.1)

Net loan-loss provisions	(1,278)	(1,587)	310	(19.5)
Other income	(89)	(70)	(19)	26.7

Profit before taxes	177	431	(253)	(58.9)

Tax on profit	(52)	(129)	76	(59.2)

Profit from continuing operations	125	302	(177)	(58.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	125	302	(177)	(58.7)

Minority interests	0	1	(0)	(40.6)

Attributable profit to the Group	124	301	(177)	(58.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	1,063	1,081	1,066	935	839	903	869

Net fees	395	412	393	420	407	417	377
Gains (losses) on financial transactions	53	48	32	33	35	89	68
Other operating income*	(46)	(43)	(55)	(61)	(59)	(56)	(58)

Gross income	1,465	1,498	1,436	1,328	1,222	1,353	1,256

Operating expenses	(778)	(762)	(771)	(769)	(773)	(757)	(757)
General administrative expenses	(709)	(697)	(705)	(704)	(709)	(692)	(692)
Personnel	(461)	(457)	(461)	(452)	(459)	(448)	(440)
Other general administrative expenses	(248)	(240)	(244)	(252)	(250)	(244)	(252)
Depreciation and amortisation	(69)	(66)	(66)	(65)	(64)	(65)	(65)

Net operating income	687	736	665	559	448	596	499

Net loan-loss provisions	(683)	(582)	(323)	(557)	(376)	(616)	(286)
Other income	(31)	(31)	(8)	(21)	(26)	(19)	(44)

Profit before taxes	(26)	123	334	(19)	47	(38)	169

Tax on profit	8	(35)	(101)	5	(14)	12	(50)

Profit from continuing operations	(18)	87	233	(13)	32	(26)	118

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	(18)	87	233	(13)	32	(26)	118

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group	(18)	87	232	(13)	32	(26)	118

* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	3.24	3.27	3.08	2.62	2.37	2.54	2.48

Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15

Retail Banking Portugal

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	325	380	(56)	(14.6)

Net fees	193	208	(15)	(7.1)
Gains (losses) on financial transactions	13	92	(79)	(85.9)
Other operating income*	8	4	4	95.6

Gross income	539	685	(146)	(21.3)

Operating expenses	(343)	(350)	7	(2.1)
General administrative expenses	(286)	(293)	7	(2.3)
Personnel	(208)	(213)	5	(2.3)
Other general administrative expenses	(78)	(79)	2	(2.1)
Depreciation and amortisation	(57)	(58)	1	(1.1)

Net operating income	196	334	(139)	(41.4)

Net loan-loss provisions	(152)	(321)	169	(52.6)
Other income	(43)	(8)	(35)	437.7

Profit before taxes	1	5	(5)	(89.9)

Tax on profit	2	12	(10)	(83.2)

Profit from continuing operations	3	17	(15)	(85.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3	17	(15)	(85.3)

Minority interests	(0)	(0)	(0)	144.4

Attributable profit to the Group	3	17	(15)	(84.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	124	131	126	102	97	115	113

Net fees	73	69	66	61	65	66	63
Gains (losses) on financial transactions	65	1	26	(6)	8	0	5
Other operating income*	1	2	1	(1)	3	2	3

Gross income	262	204	219	156	173	183	184

Operating expenses	(117)	(117)	(116)	(119)	(115)	(113)	(115)
General administrative expenses	(98)	(97)	(97)	(99)	(96)	(94)	(96)
Personnel	(71)	(71)	(71)	(72)	(70)	(69)	(69)
Other general administrative expenses	(27)	(26)	(27)	(27)	(26)	(25)	(26)
Depreciation and amortisation	(20)	(19)	(19)	(20)	(19)	(19)	(19)

Net operating income	145	87	103	37	57	70	69

Net loan-loss provisions	(130)	(86)	(105)	(48)	(58)	(56)	(38)
Other income	(16)	1	7	0	(12)	(19)	(13)

Profit before taxes	(1)	2	4	(11)	(13)	(5)	18

Tax on profit	3	5	3	26	3	3	(5)

Profit from continuing operations	3	8	7	15	(10)	(1)	13

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	3	8	7	15	(10)	(1)	13

Minority interests	(0)	(0)	0	(0)	(0)	0	(0)

Attributable profit to the Group	3	8	7	15	(10)	(1)	14

* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	1.43	1.43	1.34	1.23	1.22	1.26	1.38

Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)

Retail Banking Poland

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	559	396	163	41.1

Net fees	254	154	100	65.3
Gains (losses) on financial transactions	93	2	91	—
Other operating income*	3	31	(28)	(90.4)

Gross income	909	584	326	55.8

Operating expenses	(399)	(279)	(120)	43.0
General administrative expenses	(360)	(256)	(105)	40.9
Personnel	(210)	(149)	(61)	41.1
Other general administrative expenses	(150)	(107)	(43)	40.7
Depreciation and amortisation	(39)	(23)	(15)	65.9

Net operating income	510	304	205	67.5

Net loan-loss provisions	(128)	(79)	(49)	61.4
Other income	0	6	(6)	(92.4)

Profit before taxes	383	232	151	65.2

Tax on profit	(74)	(50)	(24)	48.4

Profit from continuing operations	309	182	127	69.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	309	182	127	69.9

Minority interests	87	8	80	—

Attributable profit to the Group	221	174	47	27.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	127	132	137	139	176	185	198

Net fees	59	41	54	56	84	85	85
Gains (losses) on financial transactions	(6)	(3)	11	32	33	26	34
Other operating income*	6	19	6	3	(4)	12	(5)

Gross income	186	189	208	231	289	308	312

Operating expenses	(93)	(93)	(93)	(97)	(145)	(130)	(125)
General administrative expenses	(85)	(85)	(86)	(90)	(131)	(116)	(113)
Personnel	(50)	(49)	(50)	(54)	(76)	(68)	(66)
Other general administrative expenses	(35)	(36)	(36)	(36)	(55)	(49)	(46)
Depreciation and amortisation	(8)	(8)	(8)	(8)	(13)	(13)	(12)

Net operating income	93	96	115	134	144	179	187

Net loan-loss provisions	(20)	(32)	(27)	(32)	(41)	(52)	(35)
Other income	3	1	2	1	(4)	4	0

Profit before taxes	76	66	89	102	99	131	153

Tax on profit	(17)	(13)	(19)	(22)	(20)	(23)	(31)

Profit from continuing operations	59	52	70	80	79	108	122

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	59	52	70	80	79	108	122

Minority interests	2	3	3	5	20	32	35

Attributable profit to the Group	57	50	67	76	59	76	86

* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	4.56	4.59	4.57	4.44	3.14	3.17	3.16

Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73

Retail Banking Poland

PLN million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,347	1,666	681	40.9

Net fees	1,067	647	421	65.1
Gains (losses) on financial transactions	391	10	381	—
Other operating income*	13	131	(118)	(90.4)

Gross income	3,818	2,454	1,364	55.6

Operating expenses	(1,677)	(1,174)	(503)	42.8
General administrative expenses	(1,513)	(1,075)	(438)	40.7
Personnel	(884)	(627)	(257)	40.9
Other general administrative expenses	(629)	(448)	(181)	40.5
Depreciation and amortisation	(163)	(99)	(65)	65.6

Net operating income	2,142	1,280	861	67.3

Net loan-loss provisions	(536)	(333)	(203)	61.2
Other income	2	26	(24)	(92.4)

Profit before taxes	1,608	974	633	65.0

Tax on profit	(310)	(209)	(101)	48.2

Profit from continuing operations	1,297	765	533	69.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,297	765	533	69.6

Minority interests	367	32	335	—

Attributable profit to the Group	930	733	197	26.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

PLN million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	536	563	568	571	730	778	839

Net fees	251	174	221	232	350	356	362
Gains (losses) on financial transactions	(27)	(11)	49	135	138	109	144
Other operating income*	27	80	23	14	(17)	49	(20)

Gross income	788	805	861	952	1,201	1,293	1,325

Operating expenses	(393)	(395)	(386)	(400)	(601)	(544)	(532)
General administrative expenses	(359)	(362)	(354)	(368)	(545)	(488)	(480)
Personnel	(211)	(211)	(206)	(222)	(317)	(285)	(282)
Other general administrative expenses	(149)	(151)	(148)	(147)	(228)	(204)	(197)
Depreciation and amortisation	(34)	(33)	(32)	(32)	(56)	(56)	(52)

Net operating income	394	410	476	552	600	748	793

Net loan-loss provisions	(85)	(135)	(113)	(133)	(172)	(217)	(147)
Other income	14	5	7	2	(15)	16	1

Profit before taxes	324	281	370	421	413	548	647

Tax on profit	(73)	(57)	(79)	(90)	(82)	(97)	(131)

Profit from continuing operations	251	223	290	331	330	451	516

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	251	223	290	331	330	451	516

Minority interests	9	11	12	19	84	133	150

Attributable profit to the Group	242	213	278	312	247	317	366

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,454	2,535	(81)	(3.2)

Net fees	609	702	(93)	(13.3)
Gains (losses) on financial transactions	145	(3)	147	—
Other operating income*	8	5	3	69.2

Gross income	3,215	3,239	(24)	(0.7)

Operating expenses	(1,759)	(1,833)	73	(4.0)
General administrative expenses	(1,468)	(1,540)	73	(4.7)
Personnel	(911)	(1,004)	93	(9.3)
Other general administrative expenses	(557)	(537)	(20)	3.8
Depreciation and amortisation	(291)	(292)	1	(0.3)

Net operating income	1,456	1,406	50	3.5

Net loan-loss provisions	(423)	(607)	184	(30.4)
Other income	(164)	(120)	(44)	36.9

Ordinary profit before taxes	869	679	190	28.0

Tax on profit	(188)	(169)	(19)	11.1

Ordinary profit from continuing operations	682	510	171	33.5

Net profit from discontinued operations	(14)	52	(66)	—

Ordinary consolidated profit	667	562	105	18.7

Minority interests	0	0	(0)	(60.0)

Ordinary attributable profit to the Group	667	562	105	18.7

Net capital gains and provisions	—	81	(81)	(100.0)

Attributable profit to the Group	667	643	25	3.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	900	820	816	772	795	796	862

Net fees	214	236	252	263	202	198	209
Gains (losses) on financial transactions	(20)	29	(11)	(25)	15	144	(14)
Other operating income*	3	4	(2)	2	2	3	3

Gross income	1,096	1,089	1,055	1,012	1,014	1,142	1,060

Operating expenses	(594)	(619)	(620)	(578)	(592)	(602)	(565)
General administrative expenses	(502)	(531)	(508)	(496)	(495)	(507)	(465)
Personnel	(323)	(333)	(348)	(318)	(313)	(312)	(285)
Other general administrative expenses	(180)	(198)	(159)	(177)	(182)	(195)	(180)
Depreciation and amortisation	(92)	(88)	(112)	(83)	(97)	(95)	(100)

Net operating income	502	469	435	433	421	540	495

Net loan-loss provisions	(214)	(212)	(181)	(198)	(154)	(122)	(147)
Other income	(49)	(41)	(30)	(30)	(37)	(100)	(27)

Ordinary profit before taxes	239	217	224	205	230	318	321

Tax on profit	(66)	(49)	(54)	(51)	(49)	(69)	(70)

Ordinary profit from continuing operations	173	168	169	154	181	249	251

Net profit from discontinued operations	17	15	20	25	—	(14)	(0)

Ordinary consolidated profit	190	183	190	178	181	236	251

Minority interests	0	0	0	0	0	—	0

Ordinary attributable profit to the Group	190	183	190	178	181	236	251

Net capital gains and provisions	—	—	81	—	—	—	—

Attributable profit to the Group	190	183	270	178	181	236	251

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.47	1.36	1.34	1.39	1.53	1.63	1.85

Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)

Retail Banking United Kingdom

£ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	2,090	2,058	33	1.6

Net fees	518	570	(51)	(9.0)
Gains (losses) on financial transactions	123	(2)	125	—
Other operating income*	7	4	3	77.6

Gross income	2,739	2,629	110	4.2

Operating expenses	(1,499)	(1,488)	(11)	0.7
General administrative expenses	(1,250)	(1,250)	(0)	0.0
Personnel	(776)	(815)	39	(4.8)
Other general administrative expenses	(475)	(436)	(39)	8.9
Depreciation and amortisation	(248)	(237)	(11)	4.6

Net operating income	1,240	1,141	99	8.7

Net loan-loss provisions	(360)	(493)	133	(26.9)
Other income	(140)	(97)	(42)	43.7

Ordinary profit before taxes	740	551	189	34.3

Tax on profit	(160)	(137)	(23)	16.6

Ordinary profit from continuing operations	581	414	166	40.1

Net profit from discontinued operations	(12)	42	(54)	—

Ordinary consolidated profit	569	456	112	24.6

Minority interests	0	0	(0)	(58.0)

Ordinary attributable profit to the Group	569	456	112	24.6

Net capital gains and provisions	—	65	(65)	(100.0)

Attributable profit to the Group	569	522	47	9.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	751	663	644	623	676	677	737

Net fees	178	192	199	212	171	169	178
Gains (losses) on financial transactions	(17)	24	(9)	(20)	12	123	(12)
Other operating income*	2	3	(1)	2	2	3	2

Gross income	915	882	833	817	862	971	905

Operating expenses	(495)	(502)	(490)	(467)	(504)	(512)	(483)
General administrative expenses	(419)	(430)	(401)	(400)	(421)	(431)	(398)
Personnel	(269)	(270)	(276)	(257)	(267)	(266)	(244)
Other general administrative expenses	(150)	(161)	(125)	(143)	(155)	(166)	(154)
Depreciation and amortisation	(76)	(72)	(89)	(67)	(83)	(81)	(85)

Net operating income	419	380	342	350	358	459	423

Net loan-loss provisions	(178)	(172)	(143)	(160)	(131)	(104)	(125)
Other income	(41)	(33)	(23)	(25)	(31)	(85)	(23)

Ordinary profit before taxes	200	175	177	165	196	270	274

Tax on profit	(55)	(39)	(43)	(41)	(42)	(58)	(60)

Ordinary profit from continuing operations	145	136	134	124	154	212	214

Net profit from discontinued operations	14	12	16	20	—	(12)	(0)

Ordinary consolidated profit	158	148	150	144	154	200	214

Minority interests	0	0	0	0	0	(0)	0

Ordinary attributable profit to the Group	158	148	150	144	154	200	214

Net capital gains and provisions	—	—	65	(0)	—	—	—

Attributable profit to the Group	158	148	215	144	154	200	214

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	10,635	12,548	(1,913)	(15.2)

Net fees	3,096	3,252	(156)	(4.8)
Gains (losses) on financial transactions	456	498	(42)	(8.5)
Other operating income*	(106)	(207)	102	(49.1)

Gross income	14,081	16,091	(2,010)	(12.5)

Operating expenses	(5,919)	(6,192)	273	(4.4)
General administrative expenses	(5,297)	(5,618)	321	(5.7)
Personnel	(2,900)	(3,125)	225	(7.2)
Other general administrative expenses	(2,397)	(2,493)	96	(3.9)
Depreciation and amortisation	(622)	(574)	(48)	8.3

Net operating income	8,162	9,898	(1,736)	(17.5)

Net loan-loss provisions	(4,899)	(5,586)	687	(12.3)
Other income	(352)	(736)	384	(52.2)

Profit before taxes	2,912	3,577	(665)	(18.6)

Tax on profit	(586)	(761)	175	(23.0)

Profit from continuing operations	2,326	2,815	(490)	(17.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,326	2,815	(490)	(17.4)

Minority interests	506	454	52	11.5

Attributable profit to the Group	1,819	2,361	(542)	(23.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	4,263	4,192	4,093	3,848	3,710	3,655	3,269

Net fees	1,126	1,037	1,088	1,057	1,073	1,073	950
Gains (losses) on financial transactions	83	208	207	179	245	76	135
Other operating income*	(95)	(53)	(59)	(52)	(41)	(28)	(37)

Gross income	5,377	5,384	5,330	5,032	4,987	4,777	4,317

Operating expenses	(2,105)	(1,991)	(2,096)	(2,116)	(1,995)	(2,014)	(1,909)
General administrative expenses	(1,917)	(1,807)	(1,894)	(1,908)	(1,785)	(1,800)	(1,713)
Personnel	(1,064)	(1,018)	(1,043)	(1,033)	(988)	(986)	(926)
Other general administrative expenses	(853)	(789)	(851)	(874)	(796)	(814)	(786)
Depreciation and amortisation	(188)	(184)	(202)	(209)	(211)	(214)	(197)

Net operating income	3,272	3,393	3,234	2,916	2,992	2,763	2,408

Net loan-loss provisions	(1,734)	(1,996)	(1,855)	(1,741)	(1,793)	(1,684)	(1,421)
Other income	(247)	(251)	(238)	(76)	(62)	(145)	(145)

Profit before taxes	1,290	1,145	1,142	1,099	1,136	934	841

Tax on profit	(259)	(239)	(264)	(177)	(217)	(164)	(205)

Profit from continuing operations	1,032	906	878	922	919	770	637

Net profit from discontinued operations	—	0	(0)	—	—	—	—

Consolidated profit	1,032	906	878	922	919	770	637

Minority interests	172	155	127	185	207	152	147

Attributable profit to the Group	859	751	751	738	712	618	490

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	7,165	9,130	(1,965)	(21.5)

Net fees	1,861	2,028	(167)	(8.2)
Gains (losses) on financial transactions	298	427	(129)	(30.1)
Other operating income*	(61)	(160)	99	(61.8)

Gross income	9,263	11,424	(2,162)	(18.9)

Operating expenses	(3,687)	(4,087)	400	(9.8)
General administrative expenses	(3,285)	(3,709)	424	(11.4)
Personnel	(1,742)	(2,023)	282	(13.9)
Other general administrative expenses	(1,544)	(1,685)	142	(8.4)
Depreciation and amortisation	(402)	(378)	(24)	6.3

Net operating income	5,576	7,338	(1,762)	(24.0)

Net loan-loss provisions	(3,857)	(4,719)	862	(18.3)
Other income	(333)	(706)	373	(52.8)

Profit before taxes	1,385	1,912	(527)	(27.6)

Tax on profit	(355)	(482)	127	(26.4)

Profit from continuing operations	1,031	1,430	(400)	(27.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,031	1,430	(400)	(27.9)

Minority interests	243	327	(84)	(25.7)

Attributable profit to the Group	788	1,103	(316)	(28.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	3,114	3,071	2,946	2,634	2,567	2,494	2,104

Net fees	726	628	674	635	661	648	551
Gains (losses) on financial transactions	68	176	184	138	213	10	76
Other operating income*	(80)	(40)	(40)	(28)	(23)	(21)	(17)

Gross income	3,827	3,834	3,763	3,379	3,417	3,132	2,713

Operating expenses	(1,421)	(1,309)	(1,357)	(1,348)	(1,263)	(1,256)	(1,169)
General administrative expenses	(1,299)	(1,190)	(1,219)	(1,208)	(1,125)	(1,116)	(1,045)
Personnel	(708)	(649)	(667)	(656)	(612)	(587)	(542)
Other general administrative expenses	(591)	(542)	(552)	(553)	(513)	(528)	(503)
Depreciation and amortisation	(122)	(119)	(137)	(140)	(138)	(140)	(124)

Net operating income	2,406	2,525	2,406	2,031	2,155	1,877	1,544

Net loan-loss provisions	(1,486)	(1,728)	(1,505)	(1,380)	(1,469)	(1,328)	(1,061)
Other income	(222)	(244)	(241)	(98)	(77)	(131)	(125)

Profit before taxes	699	553	660	553	609	417	359

Tax on profit	(163)	(128)	(190)	(91)	(149)	(90)	(115)

Profit from continuing operations	535	425	470	462	460	328	243

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	535	425	470	462	460	328	243

Minority interests	124	107	96	94	115	65	63

Attributable profit to the Group	412	318	374	367	345	263	180

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.17	15.49	14.81	13.92	13.81	13.26	12.77

Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84

Retail Banking Brazil

R$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	19,909	22,367	(2,457)	(11.0)

Net fees	5,171	4,967	204	4.1
Gains (losses) on financial transactions	829	1,046	(217)	(20.8)
Other operating income*	(170)	(393)	223	(56.6)

Gross income	25,739	27,987	(2,248)	(8.0)

Operating expenses	(10,246)	(10,012)	(234)	2.3
General administrative expenses	(9,129)	(9,086)	(43)	0.5
Personnel	(4,840)	(4,957)	117	(2.4)
Other general administrative expenses	(4,289)	(4,129)	(160)	3.9
Depreciation and amortisation	(1,116)	(926)	(191)	20.6

Net operating income	15,494	17,975	(2,482)	(13.8)

Net loan-loss provisions	(10,718)	(11,560)	843	(7.3)
Other income	(926)	(1,730)	804	(46.5)

Profit before taxes	3,850	4,685	(835)	(17.8)

Tax on profit	(985)	(1,181)	195	(16.5)

Profit from continuing operations	2,864	3,504	(640)	(18.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,864	3,504	(640)	(18.3)

Minority interests	676	802	(126)	(15.7)

Attributable profit to the Group	2,189	2,703	(514)	(19.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	7,210	7,687	7,470	7,056	6,764	6,719	6,426

Net fees	1,681	1,580	1,706	1,693	1,743	1,746	1,682
Gains (losses) on financial transactions	156	430	460	367	561	32	237
Other operating income*	(185)	(104)	(104)	(78)	(61)	(55)	(54)

Gross income	8,863	9,592	9,533	9,039	9,006	8,442	8,291

Operating expenses	(3,291)	(3,285)	(3,436)	(3,583)	(3,328)	(3,381)	(3,537)
General administrative expenses	(3,008)	(2,988)	(3,089)	(3,213)	(2,964)	(3,004)	(3,161)
Personnel	(1,639)	(1,628)	(1,689)	(1,744)	(1,613)	(1,583)	(1,644)
Other general administrative expenses	(1,369)	(1,360)	(1,400)	(1,469)	(1,351)	(1,421)	(1,517)
Depreciation and amortisation	(283)	(297)	(346)	(369)	(363)	(377)	(376)

Net operating income	5,572	6,307	6,097	5,456	5,679	5,061	4,754

Net loan-loss provisions	(3,441)	(4,302)	(3,818)	(3,694)	(3,870)	(3,580)	(3,268)
Other income	(513)	(608)	(610)	(281)	(204)	(352)	(371)

Profit before taxes	1,618	1,397	1,669	1,481	1,605	1,130	1,115

Tax on profit	(378)	(324)	(478)	(253)	(394)	(243)	(348)

Profit from continuing operations	1,240	1,073	1,191	1,228	1,211	886	767

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,240	1,073	1,191	1,228	1,211	886	767

Minority interests	287	269	245	253	303	176	197

Attributable profit to the Group	953	804	946	975	908	710	570

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	9M ’3	9M ’12	Amount	%
Income statement
Net interest income	1,453	1,316	138	10.5

Net fees	481	418	64	15.3
Gains (losses) on financial transactions	28	(1)	28	—
Other operating income*	(26)	(28)	2	(8.8)

Gross income	1,936	1,704	232	13.6

Operating expenses	(821)	(707)	(114)	16.1
General administrative expenses	(736)	(632)	(105)	16.6
Personnel	(399)	(342)	(57)	16.8
Other general administrative expenses	(337)	(290)	(47)	16.4
Depreciation and amortisation	(85)	(76)	(9)	11.7

Net operating income	1,115	997	118	11.9

Net loan-loss provisions	(470)	(305)	(165)	54.1
Other income	21	33	(12)	(37.1)

Profit before taxes	667	726	(59)	(8.1)

Tax on profit	(60)	(89)	30	(33.1)

Profit from continuing operations	607	636	(29)	(4.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	607	636	(29)	(4.6)

Minority interests	151	1	150	—

Attributable profit to the Group	456	635	(179)	(28.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	422	428	466	475	478	494	481

Net fees	137	133	147	161	159	163	160
Gains (losses) on financial transactions	7	0	(7)	20	4	15	9
Other operating income*	(8)	(6)	(14)	(15)	(12)	0	(14)

Gross income	558	555	592	641	629	672	635

Operating expenses	(221)	(221)	(265)	(300)	(269)	(274)	(278)
General administrative expenses	(195)	(196)	(241)	(275)	(241)	(244)	(251)
Personnel	(111)	(111)	(120)	(126)	(129)	(133)	(138)
Other general administrative expenses	(84)	(84)	(122)	(150)	(112)	(111)	(113)
Depreciation and amortisation	(26)	(26)	(24)	(25)	(28)	(30)	(27)

Net operating income	337	334	327	341	360	398	357

Net loan-loss provisions	(77)	(99)	(129)	(152)	(142)	(164)	(164)
Other income	(2)	29	6	22	26	(1)	(3)

Profit before taxes	257	264	204	211	244	233	190

Tax on profit	(26)	(49)	(14)	(21)	(10)	(23)	(27)

Profit from continuing operations	232	215	189	189	234	209	164

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	232	215	189	189	234	209	164

Minority interests	0	0	0	45	56	53	42

Attributable profit to the Group	231	215	189	144	178	156	122

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.16	10.27	10.26	10.49	10.32	10.05	9.90

Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56

Retail Banking Mexico

Million pesos

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	24,235	22,275	1,960	8.8

Net fees	8,030	7,072	958	13.5
Gains (losses) on financial transactions	461	(9)	470	—
Other operating income*	(430)	(479)	49	(10.2)

Gross income	32,296	28,859	3,437	11.9

Operating expenses	(13,693)	(11,977)	(1,717)	14.3
General administrative expenses	(12,280)	(10,693)	(1,588)	14.8
Personnel	(6,659)	(5,789)	(870)	15.0
Other general administrative expenses	(5,621)	(4,904)	(717)	14.6
Depreciation and amortisation	(1,413)	(1,284)	(129)	10.1

Net operating income	18,602	16,882	1,720	10.2

Net loan-loss provisions	(7,831)	(5,159)	(2,672)	51.8
Other income	350	565	(215)	(38.0)

Profit before taxes	11,121	12,288	(1,167)	(9.5)

Tax on profit	(997)	(1,512)	515	(34.1)

Profit from continuing operations	10,124	10,776	(652)	(6.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	10,124	10,776	(652)	(6.0)

Minority interests	2,518	19	2,499	—

Attributable profit to the Group	7,606	10,756	(3,150)	(29.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	7,179	7,416	7,680	7,974	7,976	8,037	8,222

Net fees	2,327	2,315	2,431	2,700	2,657	2,644	2,729
Gains (losses) on financial transactions	114	3	(126)	338	72	240	150
Other operating income*	(132)	(111)	(237)	(250)	(201)	4	(234)

Gross income	9,488	9,624	9,747	10,761	10,503	10,925	10,867

Operating expenses	(3,760)	(3,835)	(4,382)	(5,043)	(4,491)	(4,452)	(4,751)
General administrative expenses	(3,311)	(3,391)	(3,990)	(4,631)	(4,030)	(3,962)	(4,288)
Personnel	(1,890)	(1,930)	(1,969)	(2,109)	(2,153)	(2,154)	(2,352)
Other general administrative expenses	(1,421)	(1,462)	(2,021)	(2,522)	(1,877)	(1,809)	(1,935)
Depreciation and amortisation	(449)	(443)	(392)	(413)	(461)	(489)	(463)

Net operating income	5,728	5,789	5,365	5,718	6,013	6,473	6,117

Net loan-loss provisions	(1,314)	(1,708)	(2,137)	(2,553)	(2,370)	(2,670)	(2,791)
Other income	(34)	505	94	367	429	(26)	(53)

Profit before taxes	4,381	4,585	3,322	3,532	4,071	3,778	3,273

Tax on profit	(441)	(846)	(225)	(358)	(167)	(381)	(449)

Profit from continuing operations	3,940	3,739	3,097	3,174	3,905	3,397	2,823

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	3,940	3,739	3,097	3,174	3,905	3,397	2,823

Minority interests	7	6	6	765	939	860	720

Attributable profit to the Group	3,932	3,733	3,091	2,409	2,966	2,537	2,103

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,176	1,173	4	0.3

Net fees	255	294	(39)	(13.3)
Gains (losses) on financial transactions	63	29	34	116.7
Other operating income*	(11)	(13)	2	(18.5)

Gross income	1,483	1,482	1	0.1

Operating expenses	(643)	(622)	(21)	3.4
General administrative expenses	(567)	(556)	(10)	1.9
Personnel	(349)	(347)	(3)	0.8
Other general administrative expenses	(217)	(209)	(8)	3.7
Depreciation and amortisation	(77)	(66)	(10)	15.8

Net operating income	840	860	(20)	(2.3)

Net loan-loss provisions	(449)	(420)	(28)	6.7
Other income	8	(1)	9	—

Profit before taxes	400	439	(39)	(8.9)

Tax on profit	(53)	(52)	(1)	2.1

Profit from continuing operations	347	387	(40)	(10.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	347	387	(40)	(10.3)

Minority interests	112	124	(13)	(10.3)

Attributable profit to the Group	235	262	(27)	(10.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	403	386	384	441	381	379	416

Net fees	97	98	99	94	91	87	77
Gains (losses) on financial transactions	(6)	19	17	0	11	31	21
Other operating income*	(5)	(4)	(5)	(10)	(3)	(3)	(5)

Gross income	488	499	495	524	480	495	508

Operating expenses	(193)	(211)	(219)	(217)	(210)	(223)	(210)
General administrative expenses	(172)	(188)	(196)	(191)	(183)	(199)	(185)
Personnel	(105)	(120)	(121)	(120)	(112)	(123)	(114)
Other general administrative expenses	(67)	(68)	(75)	(71)	(71)	(75)	(71)
Depreciation and amortisation	(20)	(23)	(23)	(26)	(27)	(25)	(25)

Net operating income	295	288	276	307	270	272	298

Net loan-loss provisions	(125)	(121)	(174)	(161)	(151)	(146)	(151)
Other income	(4)	(9)	13	6	(0)	3	5

Profit before taxes	166	158	115	152	119	129	152

Tax on profit	(21)	(16)	(15)	(13)	(9)	(23)	(21)

Profit from continuing operations	145	142	100	139	110	105	131

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	145	142	100	139	110	105	131

Minority interests	48	47	30	45	36	34	42

Attributable profit to the Group	97	95	70	94	74	71	90

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.01	6.98	6.84	6.61	6.70	6.74	6.43

Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42

Retail Banking Chile

Ch$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	755,591	734,192	21,398	2.9

Net fees	163,538	183,957	(20,419)	(11.1)
Gains (losses) on financial transactions	40,731	18,322	22,409	122.3
Other operating income*	(7,060)	(8,442)	1,382	(16.4)

Gross income	952,800	928,029	24,771	2.7

Operating expenses	(413,179)	(389,695)	(23,483)	6.0
General administrative expenses	(363,877)	(348,178)	(15,698)	4.5
Personnel	(224,343)	(217,051)	(7,292)	3.4
Other general administrative expenses	(139,534)	(131,128)	(8,406)	6.4
Depreciation and amortisation	(49,302)	(41,517)	(7,785)	18.8

Net operating income	539,621	538,334	1,287	0.2

Net loan-loss provisions	(288,101)	(263,093)	(25,008)	9.5
Other income	5,148	(665)	5,813	—

Profit before taxes	256,669	274,577	(17,908)	(6.5)

Tax on profit	(33,967)	(32,432)	(1,534)	4.7

Profit from continuing operations	222,702	242,144	(19,442)	(8.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	222,702	242,144	(19,442)	(8.0)

Minority interests	71,725	77,904	(6,179)	(7.9)

Attributable profit to the Group	150,977	164,241	(13,264)	(8.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	257,846	245,846	230,500	273,187	237,789	239,964	277,837

Net fees	61,906	62,234	59,817	58,031	56,538	55,229	51,771
Gains (losses) on financial transactions	(4,149)	11,873	10,598	(2)	6,987	19,615	14,129
Other operating income*	(3,143)	(2,236)	(3,063)	(6,474)	(1,906)	(1,692)	(3,462)

Gross income	312,459	317,718	297,852	324,741	299,408	313,117	340,275

Operating expenses	(123,461)	(134,121)	(132,113)	(134,333)	(130,991)	(141,155)	(141,033)
General administrative expenses	(110,394)	(119,716)	(118,068)	(118,170)	(114,271)	(125,540)	(124,065)
Personnel	(67,451)	(76,587)	(73,013)	(74,324)	(69,860)	(77,929)	(76,554)
Other general administrative expenses	(42,943)	(43,129)	(45,056)	(43,846)	(44,411)	(47,611)	(47,512)
Depreciation and amortisation	(13,067)	(14,405)	(14,045)	(16,163)	(16,719)	(15,615)	(16,968)

Net operating income	188,998	183,597	165,739	190,409	168,417	171,962	199,242

Net loan-loss provisions	(79,959)	(77,305)	(105,828)	(99,794)	(94,328)	(92,497)	(101,276)
Other income	(2,877)	(5,830)	8,042	3,483	(91)	1,787	3,452

Profit before taxes	106,162	100,462	67,952	94,097	73,998	81,252	101,418

Tax on profit	(13,519)	(10,129)	(8,784)	(7,913)	(5,357)	(14,639)	(13,971)

Profit from continuing operations	92,643	90,333	59,168	86,184	68,642	66,614	87,446

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	92,643	90,333	59,168	86,184	68,642	66,614	87,446

Minority interests	30,442	29,716	17,746	27,699	22,395	21,632	27,698

Attributable profit to the Group	62,201	60,617	41,422	58,485	46,246	44,982	59,749

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,015	1,223	(208)	(17.0)

Net fees	246	254	(8)	(3.1)
Gains (losses) on financial transactions	46	172	(126)	(73.1)
Other operating income*	241	222	19	8.7

Gross income	1,548	1,871	(323)	(17.2)

Operating expenses	(889)	(847)	(41)	4.9
General administrative expenses	(771)	(739)	(31)	4.3
Personnel	(435)	(409)	(26)	6.3
Other general administrative expenses	(335)	(330)	(5)	1.7
Depreciation and amortisation	(118)	(108)	(10)	9.0

Net operating income	660	1,024	(364)	(35.5)

Net loan-loss provisions	(16)	(180)	163	(91.0)
Other income	(45)	(198)	153	(77.3)

Profit before taxes	599	646	(47)	(7.3)

Tax on profit	(73)	(119)	46	(38.4)

Profit from continuing operations	526	528	(2)	(0.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	526	528	(2)	(0.4)

Minority interests	—	—	—	—

Attributable profit to the Group	526	528	(2)	(0.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	410	404	409	381	346	336	333

Net fees	85	86	83	89	76	84	85
Gains (losses) on financial transactions	52	73	47	39	42	14	(9)
Other operating income*	81	71	70	64	99	70	72

Gross income	627	635	609	573	564	505	480

Operating expenses	(268)	(287)	(293)	(290)	(284)	(290)	(315)
General administrative expenses	(238)	(250)	(252)	(252)	(248)	(251)	(271)
Personnel	(133)	(135)	(141)	(138)	(140)	(144)	(152)
Other general administrative expenses	(104)	(115)	(110)	(114)	(109)	(108)	(119)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(38)	(44)

Net operating income	359	348	316	283	280	215	165

Net loan-loss provisions	(58)	(75)	(47)	(71)	(25)	(3)	12
Other income	(19)	(28)	(151)	(3)	(8)	(9)	(27)

Profit before taxes	283	246	118	209	247	202	150

Tax on profit	(49)	(57)	(12)	(16)	(36)	(37)	(0)

Profit from continuing operations	233	189	106	193	211	165	150

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	233	189	106	193	211	165	150

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	233	189	106	193	211	165	150

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.82	2.86	2.74	2.68	2.85	2.85	3.09

Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57

Retail Banking USA

US$ million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,337	1,566	(229)	(14.6)

Net fees	323	325	(1)	(0.4)
Gains (losses) on financial transactions	61	220	(159)	(72.4)
Other operating income*	318	284	33	11.8

Gross income	2,039	2,395	(356)	(14.9)

Operating expenses	(1,170)	(1,085)	(85)	7.9
General administrative expenses	(1,015)	(946)	(69)	7.2
Personnel	(573)	(524)	(49)	9.4
Other general administrative expenses	(442)	(422)	(19)	4.6
Depreciation and amortisation	(155)	(138)	(17)	12.1

Net operating income	869	1,310	(442)	(33.7)

Net loan-loss provisions	(21)	(230)	209	(90.8)
Other income	(59)	(253)	194	(76.7)

Profit before taxes	788	827	(39)	(4.7)

Tax on profit	(96)	(152)	56	(36.7)

Profit from continuing operations	692	675	17	2.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	692	675	17	2.5

Minority interests	—	—	—	—

Attributable profit to the Group	692	675	17	2.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	538	517	511	495	457	439	441

Net fees	111	111	103	116	101	110	112
Gains (losses) on financial transactions	68	94	58	51	55	18	(12)
Other operating income*	106	91	87	83	131	91	95

Gross income	822	813	760	744	744	658	636

Operating expenses	(351)	(367)	(366)	(376)	(375)	(378)	(417)
General administrative expenses	(311)	(321)	(314)	(327)	(328)	(328)	(359)
Personnel	(175)	(173)	(176)	(180)	(184)	(188)	(201)
Other general administrative expenses	(137)	(148)	(138)	(147)	(144)	(140)	(158)
Depreciation and amortisation	(40)	(47)	(52)	(49)	(47)	(50)	(58)

Net operating income	471	446	393	368	369	280	220

Net loan-loss provisions	(75)	(96)	(58)	(92)	(33)	(4)	16
Other income	(25)	(35)	(193)	(5)	(11)	(12)	(36)

Profit before taxes	370	314	143	271	326	263	199

Tax on profit	(65)	(73)	(14)	(21)	(48)	(48)	(0)

Profit from continuing operations	306	241	129	250	278	215	199

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	306	241	129	250	278	215	199

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	306	241	129	250	278	215	199

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	1,799	2,014	(215)	(10.7)

Net fees	953	1,044	(91)	(8.7)
Gains (losses) on financial transactions	966	710	257	36.2
Other operating income*	199	224	(25)	(11.1)

Gross income	3,918	3,992	(74)	(1.9)

Operating expenses	(1,315)	(1,337)	22	(1.6)
General administrative expenses	(1,178)	(1,206)	28	(2.3)
Personnel	(744)	(776)	31	(4.0)
Other general administrative expenses	(434)	(431)	(3)	0.8
Depreciation and amortisation	(137)	(131)	(6)	4.5

Net operating income	2,603	2,655	(52)	(2.0)

Net loan-loss provisions	(792)	(330)	(462)	140.0
Other income	(38)	(29)	(10)	33.7

Profit before taxes	1,773	2,296	(524)	(22.8)

Tax on profit	(490)	(654)	164	(25.1)

Profit from continuing operations	1,283	1,642	(359)	(21.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,283	1,642	(359)	(21.9)

Minority interests	173	153	20	12.8

Attributable profit to the Group	1,110	1,489	(379)	(25.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Business volumes
Total assets	307,357	332,874	(25,517)	(7.7)
Customer loans	82,422	98,281	(15,859)	(16.1)
Customer deposits	70,198	85,937	(15,738)	(18.3)

Global Wholesale Banking

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	665	679	669	695	631	614	554

Net fees	361	352	332	316	338	332	283
Gains (losses) on financial transactions	475	88	146	130	357	169	440
Other operating income*	37	158	29	44	53	104	42

Gross income	1,538	1,277	1,176	1,184	1,379	1,220	1,319

Operating expenses	(447)	(441)	(449)	(427)	(438)	(442)	(435)
General administrative expenses	(407)	(398)	(401)	(386)	(392)	(395)	(391)
Personnel	(260)	(254)	(261)	(238)	(254)	(248)	(242)
Other general administrative expenses	(146)	(144)	(140)	(149)	(137)	(148)	(149)
Depreciation and amortisation	(41)	(42)	(48)	(41)	(46)	(47)	(43)

Net operating income	1,091	836	727	757	941	777	884

Net loan-loss provisions	(56)	(128)	(147)	(90)	(162)	(154)	(475)
Other income	(35)	(14)	20	(17)	(18)	(12)	(8)

Profit before taxes	1,001	695	600	651	761	611	401

Tax on profit	(290)	(193)	(171)	(172)	(217)	(168)	(105)

Profit from continuing operations	711	502	429	478	544	444	296

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	711	502	429	478	544	444	296

Minority interests	60	50	43	56	63	59	51

Attributable profit to the Group	650	452	387	422	480	385	245

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Business volumes
Total assets	320,957	330,417	332,874	319,094	341,301	309,558	307,357
Customer loans	92,514	100,707	98,281	87,897	94,015	88,854	82,422
Customer deposits	95,977	89,179	85,937	82,023	82,803	78,535	70,198

Asset Management and Insurance

EUR million

			Variation
	9M ’13	9M ’12	Amount	%
Income statement
Net interest income	73	87	(13)	(15.3)

Net fees	265	312	(46)	(14.9)
Gains (losses) on financial transactions	5	1	4	486.0
Other operating income*	231	254	(23)	(9.2)

Gross income	574	653	(79)	(12.1)

Operating expenses	(234)	(232)	(2)	0.9
General administrative expenses	(208)	(205)	(3)	1.6
Personnel	(118)	(122)	3	(2.9)
Other general administrative expenses	(90)	(83)	(7)	8.0
Depreciation and amortisation	(26)	(27)	1	(4.3)

Net operating income	340	421	(81)	(19.3)

Net loan-loss provisions	0	(2)	2	—
Other income	(1)	(13)	12	(94.8)

Profit before taxes	340	406	(67)	(16.5)

Tax on profit	(77)	(104)	27	(25.6)

Profit from continuing operations	262	303	(40)	(13.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	262	303	(40)	(13.3)

Minority interests	16	16	(1)	(3.6)

Attributable profit to the Group	247	286	(40)	(13.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.13	30.09.12	Amount	%
Business volumes
Total assets	26,762	26,873	(112)	(0.4)
Customer loans	346	427	(81)	(19.0)
Customer deposits	8,481	6,154	2,327	37.8

Asset Management and Insurance

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Income statement
Net interest income	30	29	28	32	26	24	22

Net fees	96	114	102	106	87	91	87
Gains (losses) on financial transactions	1	(1)	1	2	2	1	1
Other operating income*	98	91	65	101	84	78	69

Gross income	225	233	195	241	199	195	180

Operating expenses	(76)	(78)	(78)	(75)	(77)	(78)	(79)
General administrative expenses	(67)	(68)	(69)	(66)	(68)	(70)	(71)
Personnel	(40)	(40)	(42)	(38)	(40)	(40)	(38)
Other general administrative expenses	(28)	(28)	(27)	(28)	(28)	(30)	(33)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(9)	(9)	(8)

Net operating income	148	156	117	166	122	117	101

Net loan-loss provisions	(0)	(2)	(0)	0	0	0	0
Other income	(5)	(10)	2	3	(0)	0	(0)

Profit before taxes	143	144	120	169	122	117	101

Tax on profit	(40)	(36)	(28)	(50)	(27)	(28)	(23)

Profit from continuing operations	103	108	92	119	95	89	78

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	103	108	92	119	95	89	78

Minority interests	9	3	4	3	5	5	6

Attributable profit to the Group	94	104	87	116	90	85	72

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Business volumes
Total assets	26,518	26,143	26,873	26,798	27,616	26,380	26,762
Customer loans	431	409	427	286	304	306	346
Customer deposits	6,091	6,239	6,154	7,196	7,895	8,295	8,481

NPL ratios

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Continental Europe	5.41	5.67	6.07	6.29	6.62	7.83	8.48

Spain	3.35	3.26	3.64	3.84	4.12	5.75	6.40
Portugal	4.59	5.42	6.16	6.56	6.88	7.41	7.86
Poland	4.74	4.93	4.69	4.72	7.39	8.08	7.75
Santander Consumer Finance	4.05	3.88	3.96	3.90	3.98	4.04	3.96

United Kingdom	1.82	1.83	1.94	2.05	2.03	2.01	1.98

Latin America	4.67	5.14	5.31	5.42	5.44	5.26	5.32

Brazil	5.76	6.51	6.79	6.86	6.90	6.49	6.12
Mexico*	1.61	1.64	1.69	1.94	1.92	2.20	3.58
Chile	4.52	4.65	5.00	5.17	5.51	5.81	6.00

USA	2.46	2.27	2.31	2.29	2.23	2.22	2.26

Operating Areas	3.95	4.09	4.33	4.53	4.71	5.16	5.42

Total Group	3.98	4.11	4.34	4.54	4.76	5.18	5.43

(*).-	Increase in the quarter fully due to the entry of homebuilders

NPL coverage ratios

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Continental Europe	54.1	58.9	68.4	73.0	71.0	63.3	61.1

Spain	49.4	43.6	45.7	50.0	50.3	43.1	45.0
Portugal	57.6	53.4	51.7	53.1	52.9	52.4	51.9
Poland	66.3	62.1	64.0	68.3	67.6	59.3	64.1
Santander Consumer Finance	108.3	110.7	109.7	109.5	108.7	106.9	109.2

United Kingdom	37.5	37.5	44.8	44.1	42.1	42.1	41.6

Latin America	91.6	89.5	89.8	87.5	86.7	85.4	82.9

Brazil	90.0	90.1	92.0	90.2	90.4	91.3	92.0
Mexico*	194.9	183.4	175.4	157.3	157.1	142.7	99.0
Chile	68.3	64.0	60.8	57.7	53.9	49.9	49.7

USA	107.4	113.3	109.7	105.9	102.8	102.8	96.6

Operating Areas	62.1	64.8	71.3	73.3	71.8	66.3	64.0

Total Group	61.2	64.3	69.5	72.4	70.9	66.4	63.9

(*).-	Decrease in the quarter fully due to the entry of homebuilders

Spreads on loans and deposits

%

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13
Retail Banking Spain
Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15

TOTAL	3.24	3.27	3.08	2.62	2.37	2.54	2.48

Retail Banking Portugal
Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)

TOTAL	1.43	1.43	1.34	1.23	1.22	1.26	1.38

Retail Banking Poland
Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73

TOTAL	4.56	4.59	4.57	4.44	3.14	3.17	3.16

Santander Consumer Finance
Loan spreads	4.51	4.57	4.67	4.73	4.76	4.83	4.93
Retail Banking United Kingdom
Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)

TOTAL	1.47	1.36	1.34	1.39	1.53	1.63	1.85

Retail Banking Brazil
Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84

TOTAL	15.17	15.49	14.81	13.92	13.81	13.26	12.77

Retail Banking Mexico
Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56

TOTAL	10.16	10.27	10.26	10.49	10.32	10.05	9.90

Retail Banking Chile
Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42

TOTAL	7.01	6.98	6.84	6.61	6.70	6.74	6.43

Retail Banking USA
Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57

TOTAL	2.82	2.86	2.74	2.68	2.85	2.85	3.09

Risk-weighted assets

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13
Continental Europe	227,304	223,405	223,390	216,756	218,839	202,113	191,251

Spain	127,500	125,338	125,435	121,941	120,003	105,948	96,976
Portugal	19,960	18,753	18,694	17,753	17,273	17,043	15,761
Poland	8,579	8,893	8,795	9,799	16,411	15,937	16,037
Santander Consumer Finance	47,232	47,309	47,443	47,411	47,507	47,386	46,839
Spain’s run-off real estate	17,035	15,409	14,882	13,198	12,292	12,093	11,636

United Kingdom	93,128	94,828	96,805	94,555	91,476	90,581	90,542

Latin America	167,538	165,215	165,386	169,215	176,601	152,459	144,581

Brazil	101,875	99,107	99,038	103,151	106,425	83,265	78,426
Mexico	20,460	22,108	22,172	21,866	23,653	23,698	22,485
Chile	23,746	25,292	25,810	25,904	27,956	26,788	25,893

USA	48,151	50,095	49,313	49,668	51,153	49,263	49,010

Operating Areas	536,121	533,543	534,894	530,194	538,069	494,416	475,385

Corporate Activities	34,118	27,981	27,391	26,836	30,086	28,856	26,912

Total Group	570,239	561,524	562,285	557,030	568,155	523,272	502,297

ACTIVITY AND RESULTS

January – September 2013

24 October 2013

Santander

ACTIVITY AND RESULTS January - September 2013

1 24 October 2013

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda ? Group performance — 3Q13 highlights — Results ? Performance by business area ? Priorities for the coming quarters ? Appendix

3Q13 Highlights BALANCE SHEET VOLUMES reflect Loans: -2% Deposits: +5% environment and strategy Good LIQUIDITY position LTD: 108% Strong CAPITAL generation Core capital: 11.56%; +45 b.p. in 3Q INCOME STATEMENT Sharp profit growth Attrib. profit 9M’13: € 3,310 million due to lower provisions (+77% / 9M’12) Profit increased over 2Q’13, Revenues: -0.4% Provisions: -9.4% excluding exchange rate impact Attributable profit: +8.5% Note: Loans and deposits. Year-on-year change excluding exchange rate impact and repos

5

1

Better macroeconomic outlook in next quarters

2014 / 2013 GDP SANTANDER Footprint[1]
Other
Pol.
Spain
Port.
Ger.
Bra.
UK
US
Mex.
Arg.
Chi.

GDP Group core markets[2]

+1.4%
+1.4%
+2.3%
2012
1H'13
2014e

GDP growth, %

Santander

Better macroeconomic outlook in next quarters 2012 1H’13 2014 IMF Spain -1.6 -1.8 0.2 Portugal -3.2 -3.1 0.8 Germany 0.9 0.5 1.4 UK 0.2 0.8 1.9 USA 2.8 1.4 2.6 Brazil 0.9 2.6 2.5 Mexico 3.6 1.2 3.0 Chile 5.6 4.5 4.5 Argentina 1.9 3.5 2.8 Poland 1.9 0.8 2.4 (1) GDP growth rate change between 2014 and 2013 in Grupo Santander footprint (9M’13 ordinary attributable profit). (2) Weighted average year-on-year growth of the 10 core countries in each period. IMF 2014 GDP estimates (WEO October 2013)

6

1

Group loans and deposits[1]

Var. Sep'13 / Sep'12

Mature
+3%
-6%
Loans
Deposits
Emerging[2]
+13%
+13%
Loans
Deposits
Santander Group
+5%
-2%
Loans
Deposits

Santander

Group loans and deposits1 Var. Sep’13 / Sep’12 ■ Mature markets still undergoing deleveraging ■ More balanced growth in emerging markets (1) Year-on-year change excluding exchange rate impact and repos (2) Excluding Kredit Bank (Poland) perimeter effect: +7% in loans and +7% in deposits

2

Very comfortable liquidity position

7

Reduction of commercial gap[1]

-EUR 30 bn.
-EUR 32 bn.
FY 2012
9M'13

Sharp liquidity generation from businesses

With no necessity to issue debt

Net loan-to-deposit ratio[2]

150%
113%
108%
Dec'08
Dec'12
Sep'13

LTD at very comfortable levels

Santander

Very comfortable liquidity position Reduction of commercial gap1 -EUR 32 bn. Sharp liquidity generation -EUR 30 bn. from businesses With no necessity to issue debt FY 2012 9M’13 Net loan-to-deposit ratio2 150% 113% 108% LTD at very comfortable levels Dec’08 Dec’12 Sep’13 (1) Difference net loans/deposits (including retail commercial paper). (2) Including retail commercial paper.

8

3

Strong capital generation: +123 b.p. year-to-date

BIS II core capital ratio
11.56%
11.11%
10.67%
10.33%
10.02%
+45 b.p. in the quarter
Dec'11
Dec'12
Mar'13
Jun'13
Sep'13
Leverage ratio[1] (according to IMF criteria)
6.41%
6.41%
6.80%
7.00%
Dec'12
Mar'13
Jun'13
Sep'13

(1) Shareholders equity / total assets

Santander

8 Strong capital generation: +123 b.p. year-to-date BIS II core capital ratio Leverage ratio1 (according to IMF criteria) 3 (1) Shareholders equity / total assets Dec’12 Mar’13 Jun’13 Sep’13 6.41% 6.41% 6.80% 7.00% Dec’11 Dec’12 Mar’13 Jun’13 Sep’13 10.02% 10.33% 10.67% 11.11% 11.56% +45 b.p. in the quarter

9

4

Group quarterly attributable profit

EUR million
+8% excl. exchange rate
122
423
1,205
1,050
1,055
3Q'12
4Q
1Q'13
2Q
3Q

Group attributable profit

EUR million
3,310
+77%
1,872
9M'12
9M'13*

Santander

9 Sharp year-on-year profit growth due to lower provisions 4 Group quarterly attributable profit EUR million 3Q’12 4Q 1Q’13 2Q 3Q 122 423 1,205 1,050 1,055 Group attributable profit EUR million 9M’12 9M’13* 1,872 3,310 +77% +8% excl. exchange rate (*) Not including capital gains of EUR 700 mill. from Santander Asset Management strategic agreement

10 EUR million (*) Excluding perimeter and exchange rate differences (**) Excluding exchange rate impact Grupo Santander Results Note: in 9M’13: EUR 270 million in capital gains and EUR 270 million in provisions. In 9M12: EUR 1,029 million in capital gains and EUR 3,475 million in provisions Good quarterly performance (excluding exchange rate impact). Profit growth due to stable gross income and lower provisions 9M’13 Var. / 9M’12 3Q’13 Var. / 2Q’13% %* % %** Gross income 30,348 -8.4 -2,9 9,738 -5.6 -0.4 Operating expenses -14,858 -1.2 3.3 -4,862 -2.8 1.5 Net operating income 15,490 -14.3 -8.0 4,876 -8.4 -2.2 Loan-loss provisions -8,583 -9.7 -3.7 -2,600 -15.2 -9.4 Profit before tax 5,482 -21.3 -14.1 1,766 3.1 11.1 Attributable profit 3,310 76.9 110.4 1,055 0.5 8.5

4
11

Group gross income

Gross income

Gross income structure

Net interest income
65%
24%
Fee income
9%
2%
Other revenues
Trading gains

Santander

11 Gross income Gross income structure Group gross income 4 EUR million Constant EUR million 65% 24% 9% 2% Net interest income Fee income Trading gains Other revenues Stable gross income excluding FX impact, with some seasonal effect in 3Q 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 11,287 11,123 10,713 10,283 10,290 10,320 9,738 10,490 10,583 10,112 10,009 10,056 10,166 10,125

12 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 5,043 4,934 5,067 4,939 4,996 5,000 4,862 Above-average efficiency with potential for improvement (1) Operating expenses / Gross income “Peer Group”: Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, UBS, Unicredito and Wells Fargo. Santander Group Peers average European peers average 48.5 60.0 60.8 Group operating expenses 4 Flat costs with different performance by unit 4,750 4,736 4,821 4,809 4,908 4,937 5,013 EUR million Constant EUR million Operating expenses Efficiency ratio1 vs peers (%) 1H’13 data

13

4

Integrations progressing ahead of schedule

Spain

Accumulated synergies: current vs. initial

EUR million (before tax)

61
ca.
90
295
>
300
420
>
435
2013
2014
2015

Poland

Accumulated synergies: current vs. initial

PLZ million (before tax)

166
ca.
175
208
ca.
220
322
ca.
340
2013
2014
2015

Santander

13 Integrations progressing ahead of schedule 4 Branch rebranding started. Expected to be completed in 1Q’14. Branch concentration plan accelerated: 450 branches scheduled for 2013. Technological integration: migration started in September (in four regions). Synergies: exceeding initial estimates Rebranding of KB to BZ WBK completed. Transition to Santander brand to begin in Nov’13. Branch and headcount streamlining is ahead of target. IT unification completed: launching of shared products started. Synergies: exceeding initial estimates Spain Poland Accumulated synergies: current vs. initial Accumulated synergies: current vs. initial 2013 2014 2015 61 295 420 ca. 90 > 300 > 435 2013 2014 2015 166 208 322 ca. 175 ca. 220 ca. 340 EUR million (before tax) PLZ million (before tax)

14 High coverage ratio thanks to effort made in 2012 Group NPL ratio trend continues due to Spain. Stable or declining NPL ratios in two-thirds of Group Coverage ratio (%) NPL ratio (%) (1) Including reclassification of substandard loans in Spain 61 64 70 72 71 66 64 3.98 4.11 4.34 4.54 4.76 5.18 5.43 Mar’12 Jun’12 Sep’12 Dec’12 Mar’13 Jun’13 Sep’13 (1) Credit quality. Group NPL and coverage ratios 4

15

4

Credit quality. NPL ratio by unit (%)

Net loans to customers[1]

Other LatAm 2%
Chile 4%
Mexico 3%
Brazil 10%
USA 6%
UK 35%
Spain 24%
Portugal 4%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 5%

Brazil

NPL ratio trend continues to improve as announced

UK

Stable in both retail and corporate

Spain

Santander

15 UK Brazil (1) % over operating areas (2) Including reclassification of substandard loans. Credit quality. NPL ratio by unit (%) 4 Stable in both retail and corporate NPL ratio trend continues to improve as announced Net loans to customers1 1.94 2.05 2.03 2.01 1.98 S’12 D’12 M’13 J’13 S’13 6.79 6.86 6.90 6.49 6.12 S’12 D’12 M’13 J’13 S’13 Spain Higher NPLs due to companies and reduction in loan portfolio 3.64 3.84 4.12 5.75 6.40 S’12 D’12 M’13 J’13(2) S’13 Spain 24% Portugal 4% Poland 2% Germany 4% Run-off real estate 1% Other Europe 5% UK 35% USA 6% Brazil 10% Mexico 3% Chile 4% Other LatAm 2%

4

16

Group provisions

Provisions

EUR million

2,862
3,202
2,824
3,063
2,836
3,016
2,732
2,780
2,230
1,130
3,118
3,401
2,987
3,134
2,919
3,065
2,600
1Q'12
2Q
3Q
4Q
1Q'13
2Q
3Q
Real estate provisions in Spain
Net loan-loss provisions
Net loan-loss provisions (Constant EUR million)

Cost of credit (%)

Lower provisions in 3Q mainly due to Brazil

Santander

16 Group provisions 4 Note: Cost of credit = 12 month net loan-loss provisions / average lending, calculated in current euros Cost of credit (%) Lower cost of credit after the effort made in 2012 Lower provisions in 3Q mainly due to Brazil 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 3,118 3,401 2,987 3,134 2,919 3,065 2,600 2,780 2,230 1,130 2,862 3,202 2,824 3,063 2,836 3,016 2,732 Provisions 1.51 1.91 2.20 2.38 2.38 2.05 1.77 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q Net loan-loss provisions Net loan-loss provisions (Constant EUR million) Real estate provisions in Spain EUR million

17 ? Group performance — 3Q13 Highlights — Results ? Performance by business area ? Priorities for the coming quarters ? Appendix Agenda

Business areas

18

High diversification by country in profit generation

Ordinary attributable profit in 9M'13(1)

Spain
7%
Other Europe
5%
Poland
6%
Portugal
1%
Germany
6%
Brazil
24%
United
Kingdom
15%
USA
11%
Mexico
11%
Other LatAm
8%
Chile
6%

Santander

18 Business areas High diversification by country in profit generation Poland 6% Brazil 24% Mexico 11% Chile 6% Other LatAm 8% USA 11% United Kingdom 15% Germany 6% Portugal 1% Spain 7% Other Europe 5% Ordinary attributable profit in 9M’13(1) (1) Over operating areas ordinary attributable profit excluding run-off real estate in Spain

Spain* Activity Volumes1 Cost of new term deposits Var. Sep’13 / Sep’12 P&L EUR million 3Q’13%2Q’13 9M’13%9M’12 Gross income 1,755 -2% 5,364 -9% Expenses -950 0% -2,863 -1% LLP -630 -9% -1,835 -1% Attributable profit 73 -15% 367 -51% ■ Market share gain year-to-date in deposits and mutual funds. Sharp reduction in new term deposit costs. ■ In 3Q, gross income impacted by lower volumes, mortgage repricing and some trade-off in NII / trading gains in wholesale business. ■ Provisions in line with cost of credit target. (*) Including former retail networks of Santander, Banesto and Banif, Global Banking&Markets Spain, Santander AM Spain, Insurance Spain and ALCO in Spain. Excluding SCF Spain and Spain’s run-off real estate. (1) Excluding repos. Deposits include retail commercial paper.

Spain

20

Gross loans

EUR billion
TOTAL
184
176
170
Household mortgages
53
51
51
Other loans to individuals
13
12
12
Companies
89
88
84
repos
11
7
6
Public sector
18
18
17
Sep'12
Jun'13
Sep'13

Deposits

EUR billion
TOTAL
194
Retail commercial paper
5
repos
9
Time deposits
96
Demand deposits
84
Sep'13
LTD: 85%

Santander

Spain Gross loans EUR billion [Graphic Appears Here] ■ Greater stability in retail in 3Q’13. ■ Company lending reflect deleveraging and greater access to markets. ■ Actions to boost investment: Plan 10.000, EIB and ICO. ■ LTD of 85% enabled greater focus on profitability. In 3Q’13: – exit expensive institutional deposits – transfer balances to mutual funds ■ Retail deposits stable in 3Q (+0.2% / 2Q) with sharp increase y-o-y (+22%).

21

Spain. NPL ratio and entries

NPL and coverage ratios (%)

Coverage ratio
46
50
50
43
45
NPL ratio
3.64
3.84
4.12
5.75
6.40
Sep'12
Dec'12
Mar'13
Jun'13(2)
Sep'13

NPL entries[1] > 90 days

Base 100: 2008
Companies w/o real estate purpose
100
123
142
170
179
194
Mortgages to individuals
100
102
74
83
78
68
Individuals Cards + Consumer loans
100
97
53
44
42
31
2008
2009
2010
2011
2012
9M13

Santander

21 Spain. NPL ratio and entries (1) Gross NPL entries by date (before recoveries), based on > 90 days of arrears. (2) Including reclassification of substandard operations. ■ NPL ratio impacted by deleveraging and companies. ■ Stable credit quality in mortgages. Base 100: 2008 NPL and coverage ratios (%) NPL entries1 > 90 days 100 123 142 170 179 194 100 102 74 83 78 68 100 97 53 44 42 31 2008 2009 2010 2011 2012 9M13 Companies w/o real estate purpose Mortgages to individuals Individuals Cards + Consumer loans (2) 3.64 3.84 4.12 5.75 6.40 Sep’12 Dec’12 Mar’13 Jun’13 Sep’13 46 50 50 43 45 Coverage ratio NPL ratio

22 3.10% 2.56% 2.51% 2.27% 1.84% 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 Activity Portugal ■ Market share gain and higher profit (+28%) in the quarter. ■ Gross income stabilising. Improved deposits costs not yet reflected. ■ Maintained strict cost control (-3% y-o-y). ■ Reduction in provisions due to lower NPL entries. Loans Deposits -7% -3% Var. Sep’13 / Sep’12 Volumes1 Cost of new term deposits EUR million 3Q’13%2Q’13 9M’13%9M’12 Gross income 228 -2% 693 -18% Expenses -123 +1% -369 -3% LLP -56 -11% -182 -45% Attributable profit 32 +28% 77 -19% P&L (1) Excluding repos -2% / 2Q’13 -2% / 2Q’13

23 Activity Poland Constant EUR million 3Q’13%2Q’13 9M’13%9M’12%9M’12* Gross income 350 +3% 1,004 +44% +3% Expenses -140 -3% -440 +39% -8% LLP -36 -30% -128 +61% +21% Net profit 137 +12% 350 +44% +13% Attrib. profit 101 +11% 261 +11%—P&L Loans Deposits +76% +62% ■ Integration ahead of schedule: increased productivity and reduced costs. ■ Volumes reflect exit of Kredit Bank expensive deposits and growth in mutual funds (+23% /Sep’12). ■ Profit growth due to ongoing quarterly improvement in gross income, costs and provisions. Var. Sep’13 / Sep’12 Volumes1 Stock deposit cost2 3.19% 3.19% 3.07% 2.51% 1.81% 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 +3% -3% (*) Perimeter on a like-for-like basis based local criteria Excluding perimeter (1) Local currency. Excluding repos (2) Including change in perimeter

24 Activity Santander Consumer Finance – Continental Europe ■ Market share gain1 in a still weak environment for consumer business. ■ Profit rose for the third straight quarter backed by spread management and good credit quality. ■ Self-funding business EUR million 3Q’13%2Q’13 9M’13%9M’12 Gross income 801 +3% 2,352 -1% Expenses -345 +1% -1,038 +2% LLP -158 +21% -460 -16% Attributable profit* 208 +4% 585 +4% P&L 3T’12 4T’12 1T’13 2T’13 3T’13 2.3% 2.1% 2.3% 2.5% 2.4% NII – Provisions / ATAs Prov. NII 3.24% 3.19% 3.26% 3.24% 3.28% 0.95% 1.08% 0.95% 0.73% 0.87% Gross loans: EUR 58 bn. % / total 53 15 11 10 5 6 Germany Nordic countries Poland Other Italy Spain (1) New car registrations in the footprint. * Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, 9M13 attributable proft: EUR 664 million (+4% y-o-y) 9M’13 / 9M’12 new lending: -1% SCF vs. -6% sector1

Spain's run-off real estate[1] 25

Total Balance Sheet assets

EUR billion
Net loans
Net foreclosures
Equity stakes
15.5
4.2
10.6
12.3
3.7
7.3
11.9
3.7
6.8
11.6
3.6
6.5
11.4
3.7
6.2
Sep'12
Dec'12
Mar'13
Jun'13
Sep'13

Coverage ratios

51%
54%
Buildings: 41%
Land: 62%
Loans
Foreclosures

Santander

25 Total Balance Sheet assets Spain’s run-off real estate1 ■ Total real estate exposure dropped 26% in the last twelve months. ■ Coverage ratios remain above 50%. ■ 9M’13 attributable profit: -EUR 493 million (-156 million in 3Q). Coverage ratios (1) Including foreclosed real estate and equity stakes (Metrovacesa and Sareb) Sep’12 Dec’12 Mar’13 Jun’13 Sep’13 10.6 7.3 6.8 6.5 6.2 4.2 3.7 3.7 3.6 3.7 15.5 12.3 11.9 11.6 11.4 EUR billion Net foreclosures Net loans Equity stakes Loans Foreclosures 51% 54% Buildings: 41% Land: 62%

26 United Kingdom ■ Improved commercial activity, customer relationship and service quality. ■ Gradual improvement in net interest income (3Q’13 benefit of maturing expensive deposits). ■ Cost control maintained alongside good credit quality. ■ Profit growth continued over 2Q’13 (+11%) and year-on-year (+17%). Loans Deposits -5% -2% Var. Sep’13 / Sep’12 Volumes1 Banking NIM Sterling million 1.27% 1.27% 1.45% 1.46% 1.59% 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 SMEs: +11% C/A: +71% 3Q’13%2Q’13 9M’13%9M’12 Gross income 1,022 -2% 3,044 0% Expenses -538 -5% -1,665 +1% LLP -132 +29% -371 -25% Profit cont. op. 261 +11% 687 +17% Attributable profit 261 +17% 675 -3% Activity P&L (1) Local currency. Excluding repos

27

United Kingdom

Boosting retail customers…

1|2|3 World Customers

Million

n.a.
1.0
2.2
Dec'10
Sep'12
Sep'13

Current accounts

£ billion

… and corporate customers

Corporate loans

£ billion

14.6
19.3
21.5
+11%
Dec'10
Sep'12
Sep'13

Corporate loans / Total loans

7%
10%
11%
Dec'10
Sep'12
Sep'13

United Kingdom 27 Boosting retail customers… Dec’10 Sep’12 Sep’13 12.3 14.4 24.6 £ billion Current accounts 1?2?3 +71% Dec’10 Sep’12 Sep’13 1.0 2.2 Million 1|2|3 World Customers … and corporate customers Dec’10 Sep’12 Sep’13 7% 10% 11% Corporate loans / Total loans Dec’10 Sep’12 Sep’13 14.6 19.3 21.5 Corporate loans +11% ■ Additional 900,000 1|2|3 World customers year to date. ■ 86% primary banking customers with the 1|2|3 Current Account. ■ New products: affluent (‘Select’) and mortgages (‘Freedom’, Help to Buy participation). ■ Improved quality of assets and liabilities mix. ■ +70 b.p. SMEs market share in 12 months. ■ New initiatives: rollout of additional products and processes; larger corporates. £ billion n.a.

28 Loans Deposits +7% +8% P&L Brazil 3Q’13%2Q’13 9M’13%9M’12 Gross income 3,431 -1% 10,482 -7% Expenses -1,381 +5% -3,995 +3% LLP -1,182 -11% -3,908 -6% Attributable profit 396 -3% 1,277 -13% +2% / 2Q’13 +1% / 2Q’13 Var. Sep’13 / Sep’12 Volumes1 Constant EUR million Activity 3T’12 4T’12 1T’13 2T’13 3T’13 4.4% 4.0% 3.5% 3.5% 3.5% NII – Provisions / ATAs Prov. NII 8.27% 7.67% 7.29% 7.10% 6.56% 3.92% 3.71% 3.83% 3.59% 3.11% ■ Good commercial dynamics: loans above private sector banks; faster growth in deposits. ■ Gross income still impacted by lower spreads on loans and change of mix. ■ Costs below inflation (in 3Q, collective agreement and contracts/rentals review). ■ Sharp reduction of NPL ratio and loan-loss provisions in 3Q. (1) Local currency. Excluding repos. Deposits include letras financieras.

29 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 1,242 1,554 1,374 1,343 1,395 1,331 1,182 6.1% 6.6% 6.9% 7.4% 7.5% 7.1% 6.7% Brazil 5.76 6.51 6.79 6.86 6.90 6.49 6.12 M’12 J’12 S’12 D’12 M’13 J’13 S’13 Net interest income impacted by lower spreads and change of mix towards lower risk products Further reduction in cost of credit, with provisions at two-year low Net loan-loss provisions Cost of credit 12.0 12.3 11.8 11.2 11.1 10.5 9.9 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 Mortgages Other1 individuals SMEs / Companies Large companies Total +7% +0% +0.3% +7% +2% (1) Other = Consumer, payrolls, automobile, cards, cheque and personal loans (2) Cost of credit = 12 months net loan-loss provisions / average lending Gross income Credit quality Constant EUR million Lending portfolio LLP and cost of credit2 Var. Sep’13 / Jun’13 Loan spreads (%) NPL ratio (%)

30 Mexico ■ Despite slower-than-expected economic growth, Santander achieved growth in volumes and market share gains (SMEs, mortgages, insurance and demand deposits). ■ Gross income rose 11% y-o-y with a good 3Q in NII (+4%) and fee income (9%). ■ In 3Q costs rose due to branch openings and regulation change (ESPS). ■ Provisions impacted by homebuilders and methodology change to expected losses. Loans Deposits +9% +9% Var. Sep’13 / Sep’12 Volumes1 Constant EUR million Activity P&L NII / ATAs +3% / 2Q’13 -3% / 2Q’13 4.14% 4.19% 4.08% 3.85% 4.37% 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 3Q’13%2Q’13 9M’13%9M’12 Gross income 775 -1% 2,330 +11% Expenses -317 +6% -918 +13% LLP -261 +45% -583 +86% Net profit 170 -34% 742 -12% Attributable profit2 129 -34% 564 -33% (1) Local currency. Excluding repos. (2) Higher minority interests year-on-year after IPO. (3) ESPS: Employee statutory profit sharing

31 Chile ■ Volumes growing faster in 3Q due to companies, affluent clients and “core deposits”. ■ Higher gross income due to UF portfolios (higher inflation) and lower cost of funds. ■ One-off rise in provisions in the quarter. Stable risk premium. Return 3Q’13%2Q’13 9M’13%9M’12 Gross income 600 +8% 1,692 +2% Expenses -244 0% -716 +6% LLP -160 +10% -456 +12% Attributable profit 120 +26% 316 -9% Volumes1 (1) Local currency. Excluding repos. Constant EUR million Activity P&L 4.2% 4.1% 3.8% 4.5% 3.9% 3.9% 4.4% 1.1% 0.4% -0.2% 1.1% 0.1% -0.1% 1.0% 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q Loans Deposits +10% +5% Var. Sep’13 / Sep’12 UF rate NII SAN +2% / 2Q’13 +4% / 2Q’13

Other Latin American countries

32

Attributable profit
Constant EUR million
Argentina
194
254
9M'12
9M'13
Puerto Rico
38
64
9M'12
9M'13
Uruguay
36
42
9M'12
9M'13
Peru
11
14
9M'12
9M'13

Santander

32 Other Latin American countries Argentina Constant EUR million Attributable profit 9M’12 9M’13 194 254 Puerto Rico Uruguay Peru 9M’12 9M’13 38 64 9M’12 9M’13 36 42 9M’12 9M’13 11 14 ■ Focus on linkage, transactional business and target segments. ■ Volumes and profit growing at double-digit rates for the whole region. ■ Results underpinned by net interest income and fee income.

33 Activity USA ■ Essential steps taken in business model development (brand and reorganisation). ■ Gross income affected by spread narrowing and investment portfolio reductions. ■ Costs including franchise development expenses (e.g. rebranding). ■ Sharp reduction in provisions due to lower volumes and improved credit quality. Loans Deposits -5% -2% Var. Sep’13 / Sep’12 Gross loans New loans +34% +137% Santander Bank1 SCUSA2 Corporate: +2% Retail: +2% Var. Sep’13 / Sep’12 P&L 3Q’13%2Q’13 9M’13%9M’12 Gross income 674 -6% 2,193 -14% Expenses -434 +11% -1,216 +8% LLP 17 n.s. -25 -90% Attributable profit 217 -12% 772 +4% ■Santander Bank 120 -18% 427 +4% ■SCUSA 97 -5% 346 +4% US$ million (1) Local currency. Excluding repos. (2)Excluding contribution from Chrysler agreement: gross outstanding loans +13%; new lending +45%

Corporate Activities EUR million 9M’13 9M’12 Gross income -638 -789 Expenses -526 -476 Provisions, tax and minority interests -327 -240 Ordinary attributable profit -1,491 -1,505 ■ Losses similar to those of previous year: —Higher funding cost, partially affected by liquidity buffer. —Increased trading gains due to active management of balance sheet structural risk. —Larger provisions due to charge for unifying Spanish units lending criteria.

In the third quarter 2013

35

Balance sheet	Growing volumes and customers adjusting to each market
Capital and liquidity	High capacity to generate capital (Core cap.: +123 b.p. YTD) and liquidity (LTD: 108%) → **No restrictions to grow**
P&L[1]	**REVENUES:** Group stabilising, with 7 core markets growing basic[2] revenues in recent quarters **COSTS:** Group increasing below inflation, with leeway for improvement **PROVISIONS:** Cost of credit improved at Group level, with 8 markets declining / stable

Laying the foundations for growth

Santander

In the third quarter 2013 Balance Growing volumes and customers adjusting to each market sheet High capacity to generate capital Capital and No restrictions (Core cap.: +123 b.p. YTD) and liquidity liquidity to grow (LTD: 108%) REVENUES: Group stabilising, with 7 core markets growing basic2 revenues in recent quarters P&L1 COSTS: Group increasing below inflation, with leeway for improvement PROVISIONS: Cost of credit improved at Group level, with 8 markets declining / stable Laying the foundations for growth (1) At constant exchange rates (2) Net interest income plus net fee income

Agenda ? Group performance — 3Q13 highlights — Results ? Performance by business area ? Priorities for the coming quarters ? Appendix

Global management priorities

37

Improve capital return

Improve cost efficiency

Increase Group integration

- Revenues: opportunities in global business units; sharing best practices.
- Costs: Global management.
- Provisions: Recoveries and Asset Restructuring Division

Santander

Global management priorities Efficient capital reallocation among markets and segments. Improve capital return – Depending on profitability / growth potential. – Maintaining presence in core markets. Improve cost Redesigning the bank to do the same with lower costs. efficiency – 2016 target: savings of EUR 1,500 million*. Revenues: opportunities in global business units; sharing best Increase practices. Group Costs: Global management. integration Provisions: Recoveries and Asset Restructuring Division (*) Including EUR 500 million already announced as merger synergies in Spain and Poland.

Management priorities by business area (I) Our priorities in core markets lead to improvements in the coming quarters Gain market share in companies, SMEs and affluent clients. Spain and Portugal Merger synergies + optimisation measures. Reduced deposits costs and cost of credit. Improve segmentation, linkage and service quality. United Kingdom Growth in target segments (corporates, SMEs, affluent clients). Lower funding costs. Boost commercial franchise: increase in customers / loyalty. SMEs (agro, BNDES) Brazil Improve efficiency: costs below inflation. affluent Manage net interest income adjusted to risk. Continue the favourable trend in NPLs and cost of credit. Selective market share gains: organic + inorganic (e.g. FECI*). SCF Maintain credit quality above peer-average. Self-funding. (*): Strategic agreement with El Corte Inglés to acquire 51% of its financing companies (FECI), Spain’s largest.

Management priorities by business area (II) Efficient investment in retail network. Mexico Volume and revenue growth, backed by macroeconomic recovery. Target products and segments: SMEs, affluent (mortgages, insurance & demand Gain market share: SMEs / companies and new model in affluent segment. Chile Investment in growth, maintaining efficiency leadership. Maintain strong growth, based on economics and low banking penetration. Other Latam Target mid-corp and affluent clients in all countries. Complete franchise (C&I, GBM, transactional business, affluent clients, …). USA Boost niche businesses: e.g. auto-loans. Reduce funding cost. Improve service quality to customers (rebranding). Complete merger and bring forward synergies. Poland Increase Kredit Bank’s productivity and profitability to BZ WBK’s level. Measures aim to normalise profit and raise profitability

40 ? Group performance — 3Q13 Highlights — Results ? Performance by business area ? Priorities for the coming quarters ? Appendix Agenda

41 Group balance sheet Appendix Liquidity and funding Secondary segment results NPL, coverage ratios and cost of credit Spreads Quarterly income statement

42 Group balance sheet

Highlights of the Group balance sheet

43

Balance sheet at September 2013

EUR billion

1,192
1,192
Cash and credit institutions
197
2
Derivatives
88
3
AFS portfolio
75
4
Trading portfolio
49
5
Other*
96
6
Loans to customers
687
1
Credit institutions
131
Derivatives
101
Other
32
Customer Deposits**
638
Issues and subordinated liabilities
192
Shareholders' equity & fixed liabilities
98
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 17%
3. Derivatives (with counterparty on the liabilities side): 7% of balance sheet
4. Available for sale portfolio (AFS): 6%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 8%

Santander

Highlights of the Group balance sheet 43 Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised Balance sheet at September 2013 EUR billion Lending: 58% of balance sheet Derivatives (with counterparty on the liabilities side): 7% of balance sheet Cash, central banks and credit institutions: 17% Other (goodwill, fixed assets, accruals): 8% Available for sale portfolio (AFS): 6% Trading portfolio: 4% 1 3 2 4 5 6 (*) Other assets: Goodwill EUR 24 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 54 bn. (**) Including retail commercial paper Assets Liabilities 687 98 96 192 49 638 75 88 32 101 197 131 1,192 1,192 1 6 5 4 3 2 Loans to customers Derivatives Cash and credit institutions Other* AFS portfolio Customer Deposits** Issues and subordinated liabilities Shareholders’ equity & fixed liabilities Credit institutions Other Derivatives Trading portfolio

44 Liquidity and funding

45

Liquidity and funding

September 2013

Santander Group liquidity balance sheet

Net loans to customers
687
Fixed assets & other
79
Financial assets
182
638
Deposits*
53
Securitisations**
135
M/L term funding
105
Equity and other
17
ST Funding
Assets
Liabilities

Santander

45 Well-funded balance sheet with a high structural liquidity surplus Liquidity and funding Note: Liquidity balance sheet for management purposes (netting of trading derivatives, provisional interbank balances and fixed assets). (*) Including retail commercial paper. (**) Including bonds placed in the market and guaranteed financing (structured, FHLB lines, …) and other special financing (1) Difference loans – deposits (including retail commercial paper) (2) Financial assets – short term wholesale funding markets Net loans to customers Deposits* M/L term funding Financial assets Equity and other ST Funding Securitisations** Santander Group liquidity balance sheet September 2013 Structural liquidity2 surplus: EUR 165 billion (+EUR 8 bn. / Dec’12) Commercial1 Gap: EUR 49 bill. (-EUR 32 bn. / Dec’12) Assets Liabilities 182 17 79 105 687 135 53 638 Fixed assets & other

46 The effort made in recent years is reflected in enhanced monitoring metrics Liquidity and funding (*) Balance sheet for liquidity management purposes (net of trading derivatives and interbank balances) Note: in 2011, 2012 and 2013 customer deposits included retail commercial paper in Spain and excluding short-term wholesale funding). 2008 2009 2010 2011 2012 Sep’13 Net loans over net assets* 79% 79% 75% 77% 74% 72% Net loan-to-deposit ratio (LTD) 150% 135% 117% 117% 113% 108% Customer deposits and medium- to long-term financing over net loans 104% 106% 115% 113% 118% 120% Short term wholesale funding over net* liabilities 7% 5% 3% 2% 2% 2% Structural liquidity surplus (% over net* liabilities) 4% 8% 14% 13% 16% 17% Monitoring metrics. Santander Group

47 Adequate liquidity structure of stand-alone units Liquidity and funding September 2013 Main units and liquidity ratios Note: In Spain, retail commercial paper included in deposits LTD ratio Deposits + M/L term funding / (net loans / deposits) net loans Spain 85% 162% Portugal 102% 107% Santander Consumer Finance 182% 69% Poland 94% 109% UK 120% 112% Brazil 105% 125% Mexico 81% 130% Chile 135% 97% Argentina 87% 115% USA 106% 116% Total Group 108% 120%

Liquidity and funding

48

September 2013

Issuance (EUR bn.)

Total
35
21
M/L term issuance
24
16
Securitisations[1]
11
5
9M'12
9M'13

Diversification- 9M'13

US$ area, 31%
Sterling area, 24%
Euro area, 45%

(1) Placed in the market and including structured finance

Santander

48 Liquidity generation by businesses enabled Santander to reduce recourse to wholesale funding Liquidity and funding September 2013 Sterling area, 24% Euro area, 45% US$ area, 31% M/L term issuance Securitisations1 Total (1) Placed in the market and including structured finance 9M’12 9M’13 11 5 24 16 35 21 Issuance (EUR bn.) Diversification- 9M’13

49 Secondary segment results

Retail Banking

50

Activity[1]

EUR billion

Loans
-6%*
644
606
Sep'12
Sep'13

(*) -2% excluding FX impact

Deposits
+1%*
531
536
Sep'12
Sep'13

(*) +5% excluding FX impact

Gross income

EUR million

(*) -2% excluding FX impact

P&L

EUR million

Santander

Retail Banking 50 Activity1 EUR million 3Q’13%2Q’13 9M’13%9M’12 Gross income 8,415 -7% 26,488 -9% Expenses -4,137 -3% -12,653 -2% LLP -2,072 -22% -7,359 -17% Attributable profit 1,316 +4% 3,937 -14% P&L EUR billion EUR million 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 9,826 9,783 9,640 9,077 9,018 9,055 8,415 Gross income Loans Deposits (1) Excluding repos. Deposits including retail commercial paper in Spain and “letras financieras” in Brazil Sep’12 Sep’13 644 606 Sep’12 Sep’13 -6%* 531 536 +1%* (*) -2% excluding FX impact (*) +5% excluding FX impact -7%* ■ Sharp exchange rate impact in recent quarters. ■ In 3Q’13, profit increased due to lower provisions—Stable basic revenues excluding exchange rate impact (-0.3% / 2Q).—Costs below inflation.—Provisions still high. (*) -2% excluding FX impact

Santander Consumer Finance Total. 9M13

51

Aggregates Continental Europe, United Kingdom and USA

Basic data

Top 3[1] in 12 countries

14	Countries
57	Agreements with manufacturers for "captive" financing
14.2	Million customers
158,000	Dealers-participants
EUR 80,456	in loans[2]
EUR 30,726	in deposits
EUR 927	in attributable profit 9M'13

Total portfolio[2] (Sep'13): EUR 80bn.

EUR billion
Continental Europe
58
UK
4
USA
18

Attributable profit 9M'13: EUR 927 mill.

EUR million
Continental Europe
585
UK
79
USA
263

Santander

Santander Consumer Finance Total. 9M13 51 Aggregates Continental Europe, United Kingdom and USA Total portfolio2 (Sep’13): EUR 80bn. Attributable profit 9M’13: EUR 927 mill. EUR billion EUR million Basic data EUR 80,456 14.2 158,000 14 Countries Agreements with manufacturers for “captive” financing 57 Top 31 in 12 countries EUR 30,726 EUR 927 in loans2 Dealers-participants in deposits in attributable profit 9M’13 Million customers (1) Market share of car financing new loans and/or durable goods (2) Gross loan portfolio Continental Europe UK USA 58 4 18 Continental Europe UK USA 585 79 263

Global Wholesale Banking (GBM)

52

Gross income

EUR million
TOTAL 3,992
-2%*
3,918
Trading and capital
430
+19%
511
Markets
1,457
-8%
1,347
Credit
Corporate finance
626
69
-3%
-4%
610
65
Customer revenues; -4%*
Global Transaction Services
1,411
-2%
1,385
9M'12
9M'13

TOTAL
+8%**
Trading and capital
Customers
1,538
1,277
1,176
1,184
1,379
1,220
1,319
1,336
1,137
1,088
1,029
1,229
1,043
1,135
1Q'12
2Q
3Q
4Q
1Q'13
2Q
3Q

(**) +13% excluding exchange rate impact

P&L

EUR million

Santander

52 Global Wholesale Banking (GBM) EUR million P&L 3Q’13%2Q’13 9M’13%9M’12 Gross income 1,319 +8% 3,918 -2% Expenses -435 -2% -1,315 -2% LLP -475 +208% -792 +140% -2% Attributable profit 245 -36% 1,110 -25% Global Transaction Services Gross income EUR million Credit Corporate finance -4% Customer revenues; -4%* 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 1,336 1,137 1,088 1,029 1,229 1,043 1,135 1,538 1,277 1,176 1,184 1,379 1,220 1,319 TOTAL Trading and capital Customers +8%** ■ High impact from exchange rates in recent quarters. ■ Recovery of revenues: +3% / 9M’12 and +13% / 2Q (in constant euros). ■ Sharp increase in provisions due to Spain and Mexico (homebuilders) impacting profits. (*) Excluding exchange rate impact: total revenues 9M’13/9M’12: +3%; customers -1% (**) +13% excluding exchange rate impact 1,411 1,385 69 65 626 610 1,457 1,347 430 511 9M’12 9M’13 -8% Markets -3% 3,918 -2%* +19% TOTAL Trading and capital 3,992

53

Asset Management and Insurance

Total revenues for the Group*

EUR million

TOTAL
2,993
-4%**
2,886
Insurance
2,078
-4%
1,989
Asset management
915
-2%
897
9M'12
9M'13

-6%***
TOTAL
1,061
991
942
981
991
978
917
Insurance
751
689
639
665
702
674
613
Asset management
310
302
303
316
289
304
304
1Q'12
2Q
3Q
4Q
1Q'13
2Q
3Q

(***) -1% At constant perimeter and FX rates

P&L

EUR million

(*) Including fees paid to the Group retail networks

Santander

Asset Management and Insurance 53 EUR million P&L (*) Including fees paid to the Group retail networks EUR million Total revenues for the Group* 3Q’13%2Q’13 9M’13%9M’12 Gross income 180 -8% 574 -12% Expenses -79 +1% -234 +1% LLP — — Attributable profit 72 -15% 247 -14% 1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 310 302 303 316 289 304 304 751 689 639 665 702 674 613 1,061 991 942 981 991 978 917 TOTAL -6%*** Asset management Insurance -2% Asset management (***) -1% At constant perimeter and FX rates **At constant perimeter and FX rates: Total +3%; Insurance+3%; Asset Mgmt.+3% ■ Impacted by FX and reduction in perimeter due to strategic agreements. ■ At constant perimeter and FX rates, total revenues rose (+3% / 2012)—~ to 9% total revenues operating areas ■ Strategic agreements: to increase potential and put business in value—Around EUR 2 bn. of net capital gains generated for the Group (2011-13). 915 897 2,078 1,989 9M’12 9M’13 -4%** TOTAL Insurance -4% 2,993 2,886

54 NPL and coverage ratios, and cost of credit

55 NPL ratios % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 Continental Europe 5.41 5.67 6.07 6.29 6.62 7.83 8.48 Spain 3.35 3.26 3.64 3.84 4.12 5.75 6.40 Portugal 4.59 5.42 6.16 6.56 6.88 7.41 7.86 Poland 4.74 4.93 4.69 4.72 7.39 8.08 7.75 Santander Consumer Finance 4.05 3.88 3.96 3.90 3.98 4.04 3.96 United Kingdom 1.82 1.83 1.94 2.05 2.03 2.01 1.98 Latin America 4.67 5.14 5.31 5.42 5.44 5.26 5.32 Brazil 5.76 6.51 6.79 6.86 6.90 6.49 6.12 Mexico 1.61 1.64 1.69 1.94 1.92 2.20 3.58 Chile 4.52 4.65 5.00 5.17 5.51 5.81 6.00 USA 2.46 2.27 2.31 2.29 2.23 2.22 2.26 Operating Areas 3.95 4.09 4.33 4.53 4.71 5.16 5.42 Total Group 3.98 4.11 4.34 4.54 4.76 5.18 5.43 (*) Increase in the quarter fully due to the entry of homebuilders (*)

56 NPL coverage ratios % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 Continental Europe 54.1 58.9 68.4 73.0 71.0 63.3 61.1 Spain 49.4 43.6 45.7 50.0 50.3 43.1 45.0 Portugal 57.6 53.4 51.7 53.1 52.9 52.4 51.9 Poland 66.3 62.1 64.0 68.3 67.6 59.3 64.1 Santander Consumer Finance 108.3 110.7 109.7 109.5 108.7 106.9 109.2 United Kingdom 37.5 37.5 44.8 44.1 42.1 42.1 41.6 Latin America 91.6 89.5 89.8 87.5 86.7 85.4 82.9 Brazil 90.0 90.1 92.0 90.2 90.4 91.3 92.0 Mexico 194.9 183.4 175.4 157.3 157.1 142.7 99.0 Chile 68.3 64.0 60.8 57.7 53.9 49.9 49.7 USA 107.4 113.3 109.7 105.9 102.8 102.8 96.6 Operating Areas 62.1 64.8 71.3 73.3 71.8 66.3 64.0 Total Group 61.2 64.3 69.5 72.4 70.9 66.4 63.9 (*) (*) Decrease in the quarter fully due to the entry of homebuilders

57 Cost of credit % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 Continental Europe 1.28 2.13 2.77 3.16 3.13 2.33 1.71 Spain 1.23 1.37 1.34 1.34 1.23 1.26 1.36 Portugal 1.04 1.23 1.45 1.40 1.18 1.10 0.93 Poland 0.95 1.05 1.07 1.17 1.22 1.18 1.09 Santander Consumer Finance 1.41 1.41 1.33 1.27 1.26 1.15 1.13 United Kingdom 0.28 0.29 0.29 0.30 0.29 0.26 0.26 Latin America 4.16 4.45 4.56 4.93 4.96 4.77 4.63 Brazil 6.13 6.61 6.86 7.38 7.46 7.07 6.72 Mexico 1.87 1.86 1.96 2.23 2.46 2.73 3.27 Chile 1.59 1.67 1.74 1.90 1.95 2.00 1.96 USA 1.08 0.86 0.76 0.61 0.51 0.34 0.19 Operating Areas 1.49 1.89 2.20 2.42 2.41 2.05 1.73 Total Group 1.51 1.91 2.20 2.38 2.38 2.05 1.77 Cost of credit = 12 months net loan-loss provisions / average lending

58

Coverage by borrowers' situation (September 2013)

EUR Million

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

52%
Total real estate exposure
Sep'13

Santander

58 Total coverage (problematic assets + performing loans) Sep’13 52% Coverage by borrowers’ situation (September 2013) Gross risk Coverage Net risk Fund Non-performing 8,545 4,669 3,876 Substandard1 1,827 723 1,104 Foreclosed real estate 8,020 4,293 3,727 Total problematic assets 18,392 9,685 8,707 Performing loans2 2,251 984 1,267 Real estate exposure 20,643 10,669 9,974 Spain’s run-off real estate. Exposure and coverage ratios (1) 100% up-to-date with payments (2) Performing loans: loans up-to-date with payments Non-performing 55% Substandard1 40% Foreclosed real estate 54% Total problematic assets 53% Performing loans2 44% EUR Million provisions / exposure (%) Total real estate exposure

59 LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million Sep’13 Dec’12 Var. EUR Million Gross amount Coverage Net amount Spain’s run-off real estate. Loans and foreclosures ■ Finished buildings 5,377 6,218 -841 ■ Buildings under constr. 458 1,289 -831 ■ Developed land 3,613 3,861 -248 ■ Building and other land 1,392 1,210 +182 ■ Non mortgage guarantee 1,783 2,072 -289 Total 12,623 14,650 -2,027 ■ Finished buildings 2,498 39% 1,537 ■ Buildings under constr. 641 50% 320 ■ Developed land 3,532 62% 1,360 ■ Building land 1,192 62% 456 ■ Other land 157 66% 54 Total 8,020 54% 3,727

60 Spreads

61 Spreads on loans and deposits % 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 Retail Banking Spain Loan spreads 1.60 1.59 1.64 1.81 2.21 2.26 2.33 Deposit spreads 1.64 1.68 1.44 0.81 0.16 0.28 0.15 TOTAL 3.24 3.27 3.08 2.62 2.37 2.54 2.48 Retail Banking Portugal Loan spreads 2.34 2.39 2.47 2.47 2.44 2.44 2.44 Deposit spreads (0.91) (0.96) (1.13) (1.24) (1.22) (1.18) (1.06) TOTAL 1.43 1.43 1.34 1.23 1.22 1.26 1.38 Retail Banking Poland Loan spreads 3.29 3.33 3.41 3.48 2.41 2.45 2.43 Deposit spreads 1.27 1.26 1.16 0.96 0.73 0.72 0.73 TOTAL 4.56 4.59 4.57 4.44 3.14 3.17 3.16 Santander Consumer Finance Loan spreads 4.51 4.57 4.67 4.73 4.76 4.83 4.93 Retail Banking United Kingdom Loan spreads 2.49 2.54 2.60 2.66 2.78 2.80 2.85 Deposit spreads (1.02) (1.18) (1.26) (1.27) (1.25) (1.17) (1.00) TOTAL 1.47 1.36 1.34 1.39 1.53 1.63 1.85

62 Spreads on loans and deposits % 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 Retail Banking Brazil Loan spreads 14.44 14.84 14.25 13.41 13.09 12.51 11.93 Deposit spreads 0.73 0.65 0.56 0.51 0.72 0.75 0.84 TOTAL 15.17 15.49 14.81 13.92 13.81 13.26 12.77 Retail Banking Mexico Loan spreads 8.20 8.35 8.33 8.49 8.46 8.41 8.34 Deposit spreads 1.96 1.92 1.93 2.00 1.86 1.64 1.56 TOTAL 10.16 10.27 10.26 10.49 10.32 10.05 9.90 Retail Banking Chile Loan spreads 4.56 4.62 4.48 4.36 4.31 4.27 4.01 Deposit spreads 2.45 2.36 2.36 2.25 2.39 2.47 2.42 TOTAL 7.01 6.98 6.84 6.61 6.70 6.74 6.43 Retail Banking USA Loan spreads 2.36 2.45 2.37 2.39 2.51 2.52 2.52 Deposit spreads 0.46 0.41 0.37 0.29 0.34 0.33 0.57 TOTAL 2.82 2.86 2.74 2.68 2.85 2.85 3.09

63 Quarterly Income Statement

64 Santander Group EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 11,287 11,123 10,713 10,283 10,290 10,320 9,738 33,123 30,348 Operating expenses (5,043) (4,934) (5,067) (4,939) (4,996) (5,000) (4,862) (15,044) (14,858) Net operating income 6,244 6,188 5,646 5,344 5,294 5,320 4,876 18,079 15,490 Net loan-loss provisions (3,118) (3,401) (2,987) (3,134) (2,919) (3,065) (2,600) (9,506) (8,583) Other (570) (478) (556) (697) (372) (542) (510) (1,604) (1,424) Ordinary profit before taxes 2,556 2,309 2,103 1,512 2,003 1,713 1,766 6,968 5,482 Ordinary consolidated profit 1,853 1,663 1,463 1,257 1,508 1,306 1,302 4,979 4,115 Ordinary attributable profit 1,627 1,427 1,264 1,024 1,205 1,050 1,055 4,318 3,310 Attributable profit 1,627 123 122 423 1,205 1,050 1,055 1,872 3,310

65 Santander Group Constant EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 10,490 10,583 10,112 10,009 10,056 10,166 10,125 31,185 30,348 Operating expenses (4,750) (4,736) (4,821) (4,809) (4,908) (4,937) (5,013) (14,307) (14,858) Net operating income 5,740 5,847 5,290 5,200 5,148 5,229 5,113 16,877 15,490 Net loan-loss provisions (2,862) (3,202) (2,824) (3,063) (2,836) (3,016) (2,732) (8,888) (8,583) Other (530) (446) (525) (699) (367) (537) (520) (1,500) (1,424) Ordinary profit before taxes 2,348 2,199 1,942 1,438 1,945 1,676 1,862 6,489 5,482 Ordinary consolidated profit 1,700 1,582 1,343 1,195 1,464 1,277 1,375 4,626 4,115 Ordinary attributable profit 1,504 1,360 1,160 967 1,171 1,026 1,114 4,023 3,310 Attributable profit 1,504 56 14 366 1,171 1,026 1,114 1,573 3,310

66 Continental Europe EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 3,470 3,332 3,147 3,018 3,198 3,188 3,176 9,949 9,562 Operating expenses (1,618) (1,602) (1,625) (1,613) (1,668) (1,637) (1,630) (4,844) (4,935) Net operating income 1,853 1,730 1,522 1,405 1,530 1,551 1,547 5,105 4,627 Net loan-loss provisions (1,095) (1,087) (866) (1,056) (901) (993) (946) (3,047) (2,840) Other (179) (175) (73) (147) (192) (194) (188) (427) (574) Ordinary profit before taxes 579 469 583 202 437 363 413 1,630 1,213 Ordinary consolidated profit 436 365 432 181 336 293 321 1,232 950 Ordinary attributable profit 421 351 419 173 307 250 275 1,192 833 Attributable profit 421 (1,635) (1,048) (484) 307 250 275 (2,261) 833

67 Spain EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 2,043 1,961 1,919 1,758 1,815 1,794 1,755 5,923 5,364 Operating expenses (969) (954) (963) (937) (962) (951) (950) (2,886) (2,863) Net operating income 1,074 1,008 956 821 853 844 805 3,037 2,501 Net loan-loss provisions (724) (670) (466) (613) (516) (690) (630) (1,860) (1,835) Other (55) (46) 7 (34) (36) (29) (59) (94) (124) Profit before taxes 295 291 496 175 301 125 116 1,083 542 Consolidated profit 204 202 343 115 208 87 74 749 369 Attributable profit 202 201 342 116 207 86 73 746 367

68 Portugal EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 318 267 258 195 231 233 228 842 693 Operating expenses (126) (126) (126) (128) (124) (122) (123) (379) (369) Net operating income 191 141 132 67 107 112 105 464 324 Net loan-loss provisions (131) (91) (106) (65) (64) (62) (56) (328) (182) Other (16) (5) 6 4 (13) (17) (6) (15) (36) Profit before taxes 44 45 31 7 31 32 44 120 106 Consolidated profit 32 38 26 26 21 25 32 96 77 Attributable profit 32 38 26 26 21 25 32 96 77

69 Poland Constant EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 220 246 233 265 315 340 350 699 1,004 Operating expenses (106) (105) (105) (108) (156) (144) (140) (316) (440) Net operating income 114 140 128 157 159 196 210 383 564 Net loan-loss provisions (20) (33) (27) (32) (41) (51) (36) (80) (128) Other 2 (0) 0 (3) (5) 6 (2) 2 (1) Profit before taxes 96 108 101 122 112 150 172 305 435 Consolidated profit 75 88 81 97 90 123 137 243 350 Attributable profit 73 85 78 92 70 91 101 236 261

70 Santander Consumer Finance EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 810 782 780 770 776 775 801 2,372 2,352 Operating expenses (338) (337) (347) (360) (351) (341) (345) (1,021) (1,038) Net operating income 472 445 433 410 425 434 456 1,350 1,315 Net loan-loss provisions (176) (199) (174) (204) (171) (131) (158) (549) (460) Other (18) (6) (17) 1 (21) (29) (15) (42) (65) Profit before taxes 278 240 242 207 233 274 283 760 790 Consolidated profit 216 186 190 167 184 210 217 592 611 Attributable profit 206 176 181 162 176 201 208 562 585

71 United Kingdom GBP million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 1,088 1,006 936 947 973 1,048 1,022 3,030 3,044 Operating expenses (552) (558) (546) (524) (560) (567) (538) (1,656) (1,665) Net operating income 535 448 390 423 413 481 484 1,373 1,379 Net loan-loss provisions (172) (173) (147) (161) (137) (103) (132) (492) (371) Other (53) (32) (24) (27) (35) (87) (22) (109) (145) Ordinary profit before taxes 311 244 218 236 241 291 330 772 863 Ordinary consolidated profit 243 198 190 207 191 224 261 632 675 Ordinary attributable profit 243 198 190 207 191 224 261 632 675 Attributable profit 243 198 256 207 191 224 261 697 675

72 Brazil Constant EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 3,628 3,842 3,780 3,621 3,596 3,454 3,431 11,249 10,482 Operating expenses (1,281) (1,276) (1,335) (1,391) (1,295) (1,319) (1,381) (3,892) (3,995) Net operating income 2,347 2,566 2,444 2,230 2,301 2,136 2,050 7,357 6,487 Net loan-loss provisions (1,242) (1,554) (1,374) (1,343) (1,395) (1,331) (1,182) (4,170) (3,908) Other (185) (221) (219) (105) (74) (128) (135) (625) (337) Profit before taxes 920 791 851 783 832 677 734 2,562 2,242 Consolidated profit 684 589 607 621 620 512 520 1,880 1,651 Attributable profit 534 454 485 497 473 408 396 1,473 1,277

73 Mexico Constant EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 691 672 734 754 776 779 775 2,096 2,330 Operating expenses (256) (260) (293) (333) (302) (299) (317) (810) (918) Net operating income 435 411 441 421 474 480 458 1,286 1,412 Net loan-loss provisions (80) (105) (129) (159) (142) (180) (261) (313) (583) Other (2) 30 6 22 26 (2) (3) 34 21 Profit before taxes 353 337 318 284 358 299 194 1,007 850 Consolidated profit 301 270 271 241 316 256 170 841 742 Attributable profit 300 269 270 182 242 194 129 840 564

74 Chile Constant EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 562 567 527 587 538 554 600 1,656 1,692 Operating expenses (214) (232) (228) (234) (227) (244) (244) (674) (716) Net operating income 348 334 299 354 310 310 356 982 976 Net loan-loss provisions (125) (119) (162) (152) (150) (145) (160) (406) (456) Other (4) (10) 14 6 (1) 3 6 (1) 8 Profit before taxes 219 205 151 208 159 168 201 575 529 Consolidated profit 189 180 129 186 144 138 173 499 455 Attributable profit 131 124 93 129 101 96 120 347 316

75 United States USD million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income 869 868 803 805 803 717 674 2,540 2,193 Operating expenses (365) (381) (380) (393) (392) (390) (434) (1,126) (1,216) Net operating income 505 487 423 411 411 326 240 1,414 977 Net loan-loss provisions (93) (101) (65) (81) (36) (6) 17 (259) (25) Other (25) (35) (180) 1 (11) (12) (36) (241) (59) Profit before taxes 387 350 178 331 365 308 221 915 893 Consolidated profit 312 275 155 292 307 248 217 742 772 Attributable profit 312 275 155 292 307 248 217 742 772

76 Corporate Activities EUR million 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 9M 12 9M 13 Gross income (326) (184) (280) (218) (328) (141) (168) (789) (638) Operating expenses (171) (156) (149) (54) (178) (177) (170) (476) (526) Net operating income (496) (340) (429) (272) (507) (319) (338) (1,265) (1,164) Net loan-loss provisions (4) 4 (30) (54) (29) (189) 14 (31) (203) Other (61) 18 (74) (439) (66) (89) (124) (116) (279) Ordinary profit before taxes (562) (318) (533) (765) (602) (596) (447) (1,412) (1,646) Ordinary consolidated profit (559) (381) (565) (639) (547) (523) (424) (1,505) (1,494) Ordinary attributable profit (531) (397) (577) (619) (547) (521) (422) (1,505) (1,491) Attributable profit (531) 285 (333) (563) (547) (521) (422) (579) (1,491)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 28, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President